                                                                                                                                                                  Filed pursuant to Rule 424(b)(4)
                                                                                                                                                                  Registration No. 333-117528
29,000,000 Shares

Class A Common Stock

     This is an initial public offering of Class A common stock of DreamWorks Animation SKG, Inc. We are offering 25,000,000 of the shares to be sold in the offering. The selling stockholders named in this prospectus are offering an additional 4,000,000 shares. We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

     Our Class A common stock, Class B common stock and Class C common stock vote as a single class on all matters, except as otherwise provided in our restated certificate of incorporation or as required by law, with each share of Class A common stock entitling its holder to one vote, each share of Class B common stock entitling its holder to fifteen votes and each share of Class C common stock entitling its holder to one vote.

     Prior to this offering, there has been no public market for our common stock.

      Our Class A common stock has been approved for listing on the New York Stock Exchange under the symbol “DWA”.

     See “Risk Factors” beginning on page 13 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

		Underwriting		Proceeds to the
	Price to	Discounts and		Selling
	Public	Commissions	Proceeds to Us	Stockholders

Per Share	$28.00	$1.61	$26.39	$26.39
Total	$812,000,000	$46,690,000	$659,750,000	$105,560,000

     To the extent the underwriters sell more than 29,000,000 shares of common stock, the underwriters have an option to purchase up to an additional 4,350,000 shares of Class A common stock from the selling stockholders at the initial public offering price less the underwriting discount.

     The underwriters expect to deliver the shares against payment in New York, New York on November 2, 2004.

Goldman, Sachs & Co.	JPMorgan

Banc of America Securities LLC	Bear, Stearns & Co. Inc.	Merrill Lynch & Co.

HSBC	SG Cowen & Co.

Allen & Company LLC	ING Financial Markets

Ramirez & Co., Inc.	Siebert Capital Markets	Utendahl Capital

Prospectus dated October 27, 2004.

PROSPECTUS SUMMARY

      The following is a summary of some of the information contained in this prospectus. It may not contain all the information that is important to you. To understand this offering fully, you should read carefully the entire prospectus, including the risk factors and the financial statements.

      We describe in this prospectus the business that has been contributed to us by DreamWorks L.L.C. (“DreamWorks Studios”) as part of our separation from DreamWorks Studios as if it were our business for all purposes for all periods described. As a result of the separation, we are a holding company with two operating subsidiaries. Please see “Related Party Agreements — Separation Agreement” for a description of the separation. Unless the context otherwise requires, the terms “DreamWorks Animation,” the “Company,” “we,” “us” and “our” refer to DreamWorks Animation SKG, Inc., its predecessors in interest, and the subsidiaries and assets and liabilities that have been contributed to it by DreamWorks Studios, including Pacific Data Images, Inc. (“PDI”) and its subsidiary, Pacific Data Images, LLC (“PDI LLC”). After completion of this offering, Jeffrey Katzenberg and David Geffen, acting together, will control approximately 94% of the total voting power of our outstanding common stock. See “Related Party Agreements — Formation Agreement and Holdco Arrangement.” In addition, in connection with our separation from DreamWorks Studios, we have entered into a distribution agreement with DreamWorks Studios pursuant to which DreamWorks Studios will generally distribute all of our films. Please see “Related Party Agreements — Distribution Agreement” for a description of this agreement. Our combined historical financial results as part of DreamWorks Studios contained in this prospectus do not reflect what our financial results will be in the future as a stand-alone company or what our financial results would have been had we been a stand-alone company during the periods presented.

Business

      DreamWorks Animation is principally devoted to developing and producing computer generated, or CG, animated feature films. With world-class creative talent, a strong and experienced management team and advanced CG filmmaking technology and techniques, we make high quality CG animated films meant for a broad movie-going audience. Based on our knowledge of the industry and the announced release schedules of our competitors, we believe we currently have more CG animated feature films in development and production than any other animation studio. We employ a core staff of artists, technology personnel and production staff who have been creating, developing and applying CG techniques for over 20 years.

      We have theatrically released a total of nine animated feature films, four of which have been CG-only, and one direct-to-video title. Shark Tale, which we released domestically on October 1, 2004, has grossed approximately $122.7 million in domestic box office receipts through October 21, 2004. Our three previous CG animated feature films have achieved domestic box office success, with Antz, Shrek and Shrek 2 grossing approximately $90.2 million, $267.7 million and $436.7 million, respectively, and collectively selling approximately 57.3 million home video units (totaling approximately $697.9 million in revenue) worldwide (Shrek 2 is scheduled to be released on home video in November 2004). Shrek 2, which opened on May 18, 2004, was the third highest grossing film of all time in the domestic box office, achieved the highest domestic box office gross of any animated film, had the most successful three-day opening weekend of any animated film and broke the single-day box office sales record for any film by grossing $44.8 million and was the most widely distributed film ever in the domestic theatrical market (playing in 4,223 theaters at its peak). Our five non-CG animated feature films, The Prince of Egypt, The Road to El Dorado, Chicken Run, Spirit: Stallion of the Cimarron and Sinbad: Legend of the Seven Seas, have domestically grossed approximately $101.3 million, $50.9 million, $106.8 million, $73.3 million and $26.4 million, respectively, and collectively sold approximately 44.5 million home video units worldwide (totaling approximately $553.3 million in revenue). The average domestic box office performance of our CG animated films has been significantly higher than that of our hand-drawn, two dimensional feature films. We do not have any hand-drawn, two dimensional films currently in production and do not intend to produce any such films.

      We believe our experience, creative talent, scale of operations, technology and animation proficiency enable us to release two high quality CG animated feature films per year. We released both Shrek 2 and Shark

Tale in 2004, and we are scheduled to release our next CG animated feature film, Madagascar, into the domestic theatrical market in the spring of 2005. We are in various stages of pre-production and production on five additional feature films that we expect to release through 2006. In addition, we have a substantial number of projects in creative and story development that are expected to fill the release schedule in 2007 and beyond.

      Our feature films are the source of substantially all of our revenue. We derive revenue from the worldwide exploitation of our feature films in theaters and in markets such as home video, pay and free broadcast television and ancillary markets. In the years 2001, 2002 and 2003, our operating revenue was $661.1 million, $434.3 million and $301.0 million, respectively. Our net income in 2001 was $2.3 million and our net loss in 2002 and 2003 was $25.1 million and $187.2 million, respectively.

      We retain the exclusive copyright and other intellectual property rights to all of our films and characters, excluding Aardman Animation films and characters (some of which we co-own), and we have access to an established distribution and marketing network to fully exploit our films and characters in theatrical, home video, television and ancillary markets throughout the world. We have important strategic relationships with retailers, promotional partners and licensees around the world that significantly enhance both consumer awareness of our films and their revenue-producing potential. In addition to producing feature films for theatrical release, we intend to develop and produce CG animated films for initial distribution directly into the home entertainment market (“direct-to-video films”).

      We have entered into a distribution agreement (the “Distribution Agreement”) with DreamWorks Studios pursuant to which DreamWorks Studios will generally be responsible for the distribution, marketing and servicing of all of our completed animated films, including our previously released films, and direct-to-video films. DreamWorks Studios currently distributes, and we expect will continue to distribute, our motion pictures in international theatrical markets through distribution agreements with Vivendi Universal Entertainment LLLP (“Universal Studios”), a subsidiary of Universal Studios, Inc., an industry leading distributor and fulfillment services provider, CJ Corporation and its affiliate CJ Entertainment, Inc. (collectively “CJ Entertainment”) (in Korea and the People’s Republic of China) and Kadokawa Entertainment Inc. (“Kadokawa Entertainment”) (in Japan). DreamWorks Studios has engaged Universal Studios to be our worldwide principal fulfillment services provider for our home videos, excluding only Korea and Japan, where CJ Entertainment and Kadokawa Entertainment, respectively, will perform such functions. The Distribution Agreement covers the distribution of our films and pictures in all media and markets on a worldwide basis that are available for delivery through the later of (i) delivery of 12 animated feature films, beginning with Shark Tale, and (ii) December 31, 2010. In general, the term of the Distribution Agreement will be extended to the extent of the term, if longer, of any of DreamWorks Studios’ sub-distribution, servicing and licensing agreements that cover our films and that we pre-approve (such as DreamWorks Studios’ existing arrangements with Universal Studios, CJ Entertainment and Kadokawa Entertainment). Even if we terminate our distribution relationship with DreamWorks Studios, our existing and future films generally will be subject to the terms of those pre-approved agreements. We will retain the copyrights and other intellectual property related to our films and the right to directly exploit certain ancillary rights, such as commercial tie-ins, and promotional, literary publishing, music publishing, soundtrack, radio, legitimate stage and merchandising rights. We believe our relationship with DreamWorks Studios provides us with many advantages, including the ability to create consumer awareness and demand for our films through DreamWorks Studios’ seasoned theatrical marketing, distribution and home video teams. Please see “Related Party Agreements — Distribution Agreement” for a more detailed description of the Distribution Agreement.

Our Strengths

      We believe our competitive strengths to be as follows:

•	Strong Management Team with a Successful Track Record. Our creative and production management team, led by Jeffrey Katzenberg, consists of some of the most experienced individuals in the CG animation industry, with an average of over 12 years of experience in the animation field and 18 years in the entertainment industry.

•	Creative and Experienced Talent. Our producers, directors and production executives, many of whom are signed to long-term contracts, are among the most experienced in the CG animation industry, having produced, directed or otherwise overseen highly successful animated feature films such as Shrek, Shrek 2, The Lion King, Toy Story, Beauty and the Beast and Aladdin. Our dedicated artists, technology personnel and production staff, numbering approximately 1,000 employees, are also among the most talented and creative in the industry.

•	Strong and Adaptable Technology Foundation. Our technology development staff has been responsible for many award-winning innovations that continue to advance the art of CG animated film-making and we continue to innovate in the application of new technologies to the production process, which has enabled us to produce progressively richer and more visually sophisticated imagery in our films.

•	Exclusive Ownership of Our Films and Characters. We exclusively own the copyright and other property rights to all of our films and characters, including the animated films released prior to this offering, with the exception of certain films that we produce with Aardman Animations. Because of our exclusive ownership, we control the creative direction and the exploitation of our films and characters and retain the sole right to create sequels and other derivative products such as direct-to-video films and consumer products.

•	Established Distribution and Promotion Infrastructure. We believe our relationship with DreamWorks Studios and its international distributors and fulfillment services partners creates proven distribution channels and marketing networks for our films. In addition, we and DreamWorks Studios have developed strong relationships with a host of prominent retailers and consumer products companies to help promote our films.

Our Strategy

      We intend to maintain our position as one of the leading developers and producers of CG animated feature films. To accomplish this goal, we are pursuing the major strategies described below.

•	Focus on Maintaining Broad Audience Appeal for Our Films Through the Unique Identity of DreamWorks Animation. We believe that DreamWorks has developed a unique identity that the public associates with innovative and popular movies such as the Shrek films. We intend to build on DreamWorks’ brand recognition by continuing to make unique, high quality, CG animated films that have a sophisticated tone and visual style and appeal to a broad-based audience of families, teens and adults.

•	Use Our Existing Scale of Operations to Release Two CG Animated Feature Films Per Year. We intend to release two CG animated feature films per year. Based on our knowledge of the industry and the announced release schedules of our competitors, we believe this exceeds the current production schedule of any other CG animation studio and allows us to leverage our infrastructure and spread overhead costs over a greater number of films than our current competitors.

•	Use Star Talent to Increase Popular Appeal. Our films feature the voice talent of some of the most celebrated actors in the entertainment industry. We believe that using their unique voices and talent enhances our films and helps bring our characters to life.

•	Take Advantage of Franchise Opportunities. We intend to take advantage of our ownership rights and the broad marketability of animated films to create franchises that can generate prequels, sequels and other derivative works and licensing opportunities in several different markets, including theme park attractions, stage plays, interactive games and, in particular, direct-to-video films.

•	Continue Developing Superior CG Animation Skills. We have built a user-friendly production environment that allows our artists and animators to fully exploit the complex technologies used in CG animated filmmaking and have invested significant resources in the proper training and support of our creative staff. We intend to continue to invest in our technology and personnel to ensure that, from an artistic and technical perspective, our films remain state-of-the-art in CG animated filmmaking.

•	Maximize the Success of Our Films Through Promotional Partnerships. We believe that the strong relationships that we have developed with well-known retailers and consumer products companies throughout the world will help us promote our films in many valuable ways. We intend to continue developing new relationships with prominent companies and to continue utilizing existing relationships to ensure maximum consumer awareness for our films.

Our Challenges

      We face a number of risks associated with our business and industry and must overcome a variety of challenges in implementing our operating strategy in order to be successful. For example:

•	The motion picture industry is highly competitive and any particular film’s success is primarily dependent on its popular acceptance. Whether a film will be successful is extremely difficult to predict, yet each film requires a substantial capital investment before it generates any receipts. To be successful, we must produce films that generate significant receipts to offset production and overhead costs, while also providing for a return on the investment. Because this success is predicated on popular acceptance, it cannot be predicted with certainty.

•	Unlike the major U.S. studios, which release an average of approximately 29 movies per year, we expect to release an average of two CG animated films per year for the foreseeable future. The commercial failure of any one of them could have a material adverse effect on our business.

•	Unlike the major studios, we are not part of large diversified corporate groups whose other operations can make up for volatility in their results. We principally operate in one business, the production of CG animated feature films, and our lack of a diversified business could adversely affect us.

•	We are dependent on DreamWorks Studios for the distribution and promotion of our feature films and direct-to-video films. If DreamWorks Studios were to experience financial difficulty, file for bankruptcy or otherwise cease operations, our business could be materially adversely affected.

•	We have not operated as an independent company, and we do business in a relatively new industry, each of which makes it more difficult to predict whether our business model will be successful.

      For further discussion of these and other risks that we face, see “Risk Factors” beginning on page 13.

Recent Developments

Third Quarter Results

      Although our financial statements for the three months ended September 30, 2004 are not currently available, the following information reflects our results based on currently available information.

      For the three months ended September 30, 2004 we generated revenue of $241.3 million, operating income of $32.3 million and net income (after pro forma taxes) of $13.7 million. Our revenue was primarily derived from the domestic and international theatrical release of Shrek 2, and from continuing revenue from our library of films. In addition to the amortization of film inventory associated with this revenue, our operating income was affected by the significant pre-release advertising and print costs associated with the release of Shark Tale on October 1, 2004, distribution expenses incurred in connection with Shrek 2 and our library of films, and selling and general and administrative expenses. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The interim financial information presented above reflects all adjustments that are, in the opinion of management, necessary to a fair statement of our third quarter results and all such adjustments are of a normal recurring nature.

The Company

      Our principal executive offices are located at 1000 Flower Street, Glendale, CA 91201-3007. Our telephone number is (818) 695-5000. Our World Wide Web site address is http://www.DreamWorksAnimation.com. Information contained on our website or that can be accessed through our website is not incorporated by reference in this prospectus. You should not consider information contained on our website or that can be accessed through our website to be part of this prospectus.

      In connection with our separation from DreamWorks Studios, DreamWorks Studios and its members received shares of our common stock.

      The following table illustrates the amount of our common stock DreamWorks Studios and its members (or entities controlled by its members) received in connection with the separation, calculated before any contribution to Holdco (described below). Members that received less than 1% of our outstanding common stock (calculated before the issuance of primary shares) in the separation are omitted. The table does not include any of the stock that will be issued to our and DreamWorks Studios’ employees upon the consummation of this offering or the stock that will underlie options being granted to certain of our employees or being converted from DreamWorks Studios equity-based awards at the time of the initial public offering. Please see “Principal and Selling Shareholders” for a more detailed discussion of our shareholdings.

	Class A		Class B
	Common Stock		Common Stock

	No. of		No. of
	Shares	Dollar Value	Shares	Dollar Value

Jeffrey Katzenberg(1)	—	—	8,053,275	$225,491,700
David Geffen	—	—	8,053,275	225,491,700
Steven Spielberg	8,053,275	$225,491,700	—	—
Paul Allen(2)	34,579,237	968,218,636	—	—
Lee Entertainment L.L.C.	5,666,575	158,664,100	—	—
Vivendi Universal Entertainment LLLP	2,678,571	74,999,988	—	—
Thomson Inc.	1,785,714	49,999,992	—	—
Kadokawa Entertainment U.S. Inc.	2,021,220	56,594,160	—	—
Chemical Investments, Inc.	1,310,934	36,706,152	—	—
Microsoft Corporation	1,310,934	36,706,152	—	—
Ziff Investors Partnership, L.P. IIA	1,310,934	36,706,152	—	—
DreamWorks Studios Employees/DreamWorks Animation Employees/PDI Employees (as a group)(3)	1,635,279	45,787,812	—	—
DreamWorks Studios Members (including Employees)	76,635,960	2,145,806,880	—	—

(1)	Excludes 618,571 shares of restricted stock that we expect to grant to Mr. Katzenberg at the time of the offering that will vest over a four-year period contingent on the achievement of certain target performance goals.

(2)	In addition, an entity controlled by Paul Allen received one share of Class C common stock with a value of $28.

(3)	Represents shares of our common stock to be used in the conversion of equity-based awards of DreamWorks Studios into our Class A common stock.

      As described below, certain members of DreamWorks Studios who received shares of our common stock in connection with the separation transactions have entered into an arrangement among themselves with respect to the allocation of such shares among such members. Entities controlled by Paul Allen, Steven Spielberg, Jeffrey Katzenberg and David Geffen, together with Lee Entertainment L.L.C. (“Lee Entertainment”) and Universal Studios, contributed the shares of our common stock received by them in the separation transactions (other than (1) in the case of entities controlled by Steven Spielberg, Jeffrey Katzenberg and David Geffen, 577,040 shares of Class A common stock and 1,154,079 shares of Class B common stock, (2) in the case of an entity controlled by Paul Allen, 12,627,933 shares of Class A common stock (a portion of which will be sold in this offering) and one share of Class C common stock, (3) in the case of Lee Entertainment, 1,997,067 shares of Class A common stock (a portion of which will be sold in this offering) and (4) in the case of Universal Studios, 1,039,756 shares of Class A common stock (a portion of which will be sold in this offering) to DWA Escrow LLLP, a newly formed limited liability limited partnership, which we refer to in this prospectus as “Holdco.” Upon the satisfaction of certain conditions, Holdco will exercise demand registration rights to facilitate a follow-on secondary offering by the Holdco partners (and, under certain circumstances, Holdco) of all or a portion of their retained shares and certain shares contributed to Holdco. The Holdco partners will subsequently be entitled to receive all the remaining shares of common stock owned by Holdco as described in “Related Party Agreements — Formation Agreement and Holdco Arrangement.” We are not a party to the Holdco partnership agreement, and the follow-on secondary offering will not require us to issue any additional shares to be sold in such offering.

      An aggregate of 10,714,286 shares of our common stock will be pledged by Holdco and the members of DreamWorks Studios not participating in Holdco (other than Thomson) to the lenders under DreamWorks Studios’ revolving credit facility.

      Our common stock is divided into three classes, which are identical and generally vote together on all matters, except that the Class A common stock and the Class C common stock each carry one vote per share, whereas the Class B common stock carries 15 votes per share. In addition, the Class C common stock has the right to elect one director, voting separately as a class. Prior to the final allocation of shares contributed to Holdco, the shares in Holdco will be held in the form of Class B common stock and will be voted by Jeffrey Katzenberg and David Geffen or entities controlled by them. In order to elect the Class C director, an entity controlled by Paul Allen will hold its one share of Class C common stock directly rather than through Holdco. When distributed or sold by Holdco, all shares of our common stock, other than those distributed to entities controlled by Jeffrey Katzenberg and David Geffen, which will receive Class B common stock, will be distributed or sold by Holdco in the form of Class A common stock. See “Related Party Agreements — Formation Agreement and Holdco Arrangement.”

      Following completion of this offering, Jeffrey Katzenberg and David Geffen will indirectly control us through their ability to vote the shares of our Class B common stock held by them and Holdco which will represent approximately 94% of the total voting power of all of our common stock.

The Offering

Class A common stock offered by us	25,000,000 shares

Class A common stock offered by the selling stockholders	4,000,000 shares(1)

Total Class A common stock offered	29,000,000 shares(1)

Common stock outstanding immediately after this offering:

Class A	53,752,884 shares(2)

Class B	51,384,082 shares(3)

Class C	1 share(4)

Total	105,136,967 shares(2)

Use of Proceeds	We intend to (i) retain approximately $269.7 million of the net proceeds of the Class A common stock offered by us for general corporate purposes, including working capital and (ii) use the remaining net proceeds to repay an aggregate of $355 million of the $405 million of revolver debt and subordinated debt that we assumed from DreamWorks Studios in connection with our separation and to pay fees and expenses in connection with the offering.

We will not receive any proceeds from sales of our Class A common stock by the selling stockholders in the offering.

Dividend Policy	We do not anticipate paying any dividends on our common stock in the foreseeable future.

Voting Rights	In general, the Class A, Class B and Class C common stock are substantially identical and vote together as a single class. In addition, each class of stock has the following characteristics:

Class A	One vote per share for all matters on which stockholders are entitled to vote, including the election and removal of directors.

Class B	15 votes per share for all matters on which stockholders are entitled to vote, including the election and removal of directors.

Class C	One vote per share for all matters on which stockholders are entitled to vote, including the election and removal of directors. In addition, the right to elect one director, voting as a separate class.

New York Stock Exchange Symbol	DWA

Risk Factors	See “Risk Factors” beginning on page 13 of this prospectus for a discussion of factors that you should carefully consider before deciding to invest in shares of our Class A common stock.

(1)	Does not include 4,350,000 shares of Class A common stock that may be sold by the selling stockholders upon exercise of the underwriters’ over-allotment option.

(2)	Includes 1,358,355 shares to be issued by us upon consummation of this offering in connection with the conversion of equity-based compensation awards of DreamWorks Studios granted to our and DreamWorks Studios’ employees (such awards are converted based on the initial public offering price set forth on the cover page of this prospectus) as well as the 3,331,007 shares (approximately 2,700,000 of which are shares of restricted stock or are unvested restricted stock units) to be granted to our and DreamWorks Studios’ employees and advisors upon consummation of the offering (such awards are converted based on the initial public offering price set forth on the cover page of this prospectus). Also includes 276,924 shares to be issued to current and former employees of PDI in connection with the merger of a wholly owned subsidiary of ours with PDI (see “Business — Company History”) and 170,000 shares to be issued to our and DreamWorks Studios’ employees upon consummation of this offering.

Does not include (i) any of the 2,270,054 shares of our Class A common stock underlying other equity awards in DreamWorks Studios granted to both our and DreamWorks Studios’ employees and advisors that are being converted into options of DreamWorks Animation in connection with this offering (such awards are converted based on the initial public offering price set forth on the cover page of this prospectus with a weighted average exercise price of $15.36 for the 1,022,640 vested and unvested in-the-money options being converted), (ii) any of the approximately 2,526,258 shares of our Class A common stock that will be reserved for issuance to both our employees and employees of DreamWorks Studios under our 2004 Omnibus Incentive Compensation Plan in connection with options that will be granted upon the consummation of this offering or (iii) any of the approximately 6,595,532 shares of our Class A common stock that will be reserved for issuance to our employees under our 2004 Omnibus Incentive Compensation Plan in connection with future grants of equity awards.

Unless otherwise provided in this prospectus, all share information is presented on the basis set forth in this note, and assumes no exercise of the underwriters’ over-allotment option.

(3)	Of this amount, Holdco will own 50,230,003 shares and entities controlled by each of Jeffrey Katzenberg and David Geffen will each hold 577,040 shares.

(4)	To be held by an entity controlled by Paul Allen.

Summary Historical and Pro Forma Financial Data

      We present below summary historical and pro forma financial data. The following summary historical financial data as of June 30, 2004, for the six months ended June 30, 2003 and 2004 and as of and for each of the years in the three year period ended December 31, 2003 were derived from our historical combined financial statements included elsewhere in this prospectus.

      The summary pro forma financial data for the six months ended June 30, 2004 and the year ended December 31, 2003 and at June 30, 2004 were derived from our unaudited pro forma financial statements included elsewhere in this prospectus. The pro forma statement of operations data was prepared (i) as if the Distribution Agreement had become effective on January 1, 2003 and had been in effect in all periods since and (ii) as if we had been taxable as a corporation as of January 1, 2003 in all periods presented. The pro forma combined balance sheet data was prepared as if the Distribution Agreement had become effective on June 30, 2004. The pro forma adjustments are based upon available information and assumptions that we believe are reasonable and do not give effect to any transactions other than those mentioned above, including a services agreement that we intend to enter into with DreamWorks Studios prior to the consummation of the offering (the “Services Agreement”). Please see note (1) below and the notes to our unaudited pro forma combined financial statements included elsewhere in this prospectus for a more detailed discussion of how the adjustments described above are presented in our pro forma combined financial statements.

      The summary unaudited pro forma combined financial statements do not purport (i) to represent what our financial position and results of operations actually would have been had we been a stand-alone taxable corporation operating under the Distribution Agreement for the periods presented or (ii) to project our financial performance for any future period.

      You should read the following data in conjunction with “Capitalization,” “Selected Financial Data,” “Unaudited Pro Forma Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our audited combined financial statements and our unaudited interim combined financial statements and the notes thereto, all included elsewhere in this prospectus.

							Pro Forma
				Pro Forma	Six Months Ended		Six Months
	Year Ended December 31,			Year Ended	June 30,		Ended
				December 31,			June 30,
	2001	2002	2003	2003(1)	2003	2004	2004(1)

	(Audited)			(Unaudited)	(Unaudited)		(Unaudited)

	(In thousands except per share data)
Statement of Operations Data:
Operating revenue	$661,144	$434,324	$300,986	$172,848	$118,524	$341,118	$181,486
Costs of revenue	509,090	391,214	438,959	294,158	194,704	198,215	59,700

Gross profit (loss)	152,054	43,110	(137,973)	(121,310)	(76,180)	142,903	121,786
Provision (benefit) for doubtful accounts	(136)	2,300	824	824	373	1,761	1,761
Selling, general and administrative expenses	49,540	32,622	28,498	15,865	14,769	17,274	9,918

Operating income (loss)	102,650	8,188	(167,295)	(137,999)	(91,322)	123,868	110,107
Interest and other income (expense)	(16,217)	(31,064)	(15,505)	(15,505)	(22,487)	(2,662)	(2,662)

Income (loss) before income taxes and cumulative effect of accounting changes	86,433	(22,876)	(182,800)	(153,504)	(113,809)	121,206	107,445
Provision for income taxes(2)	(1,434)	(2,191)	(1,839)	(2,419)	(885)	(528)	(40,958)

Income (loss) before cumulative affect of accounting changes	84,999	(25,067)	(184,639)	(155,923)	(114,694)	120,678	66,487
Cumulative effect of accounting changes	(82,743)	—	(2,522)	(2,522)	—	—	—

Net income (loss)	$2,256	$(25,067)	$(187,161)	$(158,445)	$(114,694)	$120,678	$66,487

							Pro Forma
				Pro Forma	Six Months Ended		Six Months
	Year Ended December 31,			Year Ended	June 30,		Ended
				December 31,			June 30,
	2001	2002	2003	2003(1)	2003	2004	2004(1)

	(Audited)			(Unaudited)	(Unaudited)		(Unaudited)

	(In thousands except per share data)
Unaudited pro forma financial information:
Pro forma income (loss) before cumulative effect of accounting changes(2)	$50,502	$(25,067)	$(184,639)	$(155,923)	$(114,694)	$77,026	$66,487
Pro forma net income (loss)(2)	$(794)	$(25,067)	$(187,161)	$(158,445)	$(114,694)	$77,026	$66,487
Basic income (loss) per share before cumulative effect of accounting changes(3)	$0.66	$(0.33)	$(2.41)	$(2.03)	$(1.50)	$1.01	$0.87
Basic net income (loss) per share(3)	$(0.01)	$(0.33)	$(2.44)	$(2.07)	$(1.50)	$1.01	$0.87
Diluted income (loss) per share before cumulative effect of accounting changes(4)	$0.65	$(0.33)	$(2.41)	$(2.03)	$(1.50)	$1.00	$0.86
Diluted net income (loss) per share(4)	$(0.01)	$(0.33)	$(2.44)	$(2.07)	$(1.50)	$1.00	$0.86
Shares used in computing unaudited pro forma net income (loss) per share
Basic(3)	76,636	76,636	76,636	76,636	76,636	76,636	76,636
Diluted(4)	77,123	76,636	76,636	76,636	76,636	77,123	77,123

(1)	The primary result of giving pro forma effect to the Distribution Agreement as of January 1, 2003 is that we recognize revenue net of (i) DreamWorks Studios’ 8.0% distribution fee and (ii) the distribution and marketing costs that DreamWorks Studios incurs for our films. In all periods presented, this results in a substantial reduction to our revenue. In addition, our costs of revenue decline because we no longer incur distribution and marketing costs and third-party distribution and fulfillment services fees. Also, selling, general and administrative expenses are reduced because we are no longer allocated overhead costs related to DreamWorks Studios’ marketing and distribution departments.

As a result of giving pro forma effect to the Distribution Agreement as of January 1, 2003, our pro forma pre-tax net loss is decreased for the year ended December 31, 2003 and our pro forma pre-tax net income is decreased for the six month period ended June 30, 2004, primarily due to timing differences. Over a longer period of time, we believe our pro forma pre-tax net income or net loss would not have changed substantially from our historical pre-tax net income or net loss. See “Pro Forma Financial Information” and the notes thereto.

(2)	Because we operated as a division of a limited liability company for all historical periods presented, we incurred only minimum income taxes related to foreign withholding and state franchise taxes. Pro forma income (loss) before cumulative effect of accounting changes and pro forma net income (loss) amounts reflect federal and state income taxes that we would have been required to pay, if any, had we been a taxable corporation historically. See note 14 to our audited combined financial statements contained herein for an explanation of pro forma income taxes.

(3)	Pro forma basic per share amounts are calculated using the number of shares of common stock that was outstanding immediately following our separation from DreamWorks Studios as if such shares were outstanding for all periods presented, excluding 3,501,007 shares which will be granted upon consummation of the offering.

(4)	Unless the effects are anti-dilutive, pro forma diluted per share amounts are calculated using the number of shares of common stock that were outstanding immediately following our separation from DreamWorks Studios as if such shares were outstanding for all periods presented, but diluted by 486,944 shares of our Class A common stock in respect of the DreamWorks Studios vested equity-based compensation awards that have been converted into equity-based compensation awards of DreamWorks Animation upon our separation from DreamWorks Studios. Equity awards totaling 3,501,007 shares being granted upon consummation of the offering have been excluded.

				As of June 30,
	As of December 31,			2004
					Pro Forma
	2001	2002	2003	Historical	As of June 30,
					2004

	Audited			Unaudited	Unaudited

	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$835	$3	$41	$10	$10
Accounts receivable, net of allowance for doubtful accounts and reserve for returns	313,966	150,915	132,329	110,721	6,244
Receivable from affiliate	—	—	—	—	34,863
Film inventories	444,207	477,613	427,463	574,308	574,308
Total assets	800,378	675,012	677,124	799,557	729,943
Advances and unearned revenue	11,090	65,197	89,009	123,958	123,958
Debt allocated by DreamWorks Studios	168,461	313,814	418,379	396,288	396,288
Other debt (including capital leases)	5,001	4,375	80,344	90,105	90,105
Total liabilities	320,169	498,025	686,627	737,856	675,605
Total liabilities and owner’s equity	800,378	675,012	677,124	799,557	729,943

Market Data

      Market data used in this prospectus is based upon our good faith estimates, which are based upon our review of internal surveys, independent industry publications, and other publicly available information, including data made publicly available by the Motion Picture Association of America (“MPAA”) and the industry trade publication Variety. In particular, when we cite individual film box office receipts, we have used data that has been made publicly available by Variety. Although we believe that these sources are reliable, we have not independently verified the information.

      Throughout this prospectus, and in accordance with industry practice, we use the term “domestic” to refer to the United States, Canada, each of their respective territories and possessions, The Bahamas and Bermuda. We use the term “international” to refer to all territories outside of the domestic territory, and the term “worldwide” encompasses all territories — both international and domestic.

RISK FACTORS

      You should carefully consider the following risks and other information in this prospectus before deciding to invest in shares of our Class A common stock. The following risks and uncertainties could materially adversely affect our business, financial condition or operating results. In this event, the trading price of our Class A common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business

Our success is primarily dependent on audience acceptance of our films, which is extremely difficult to predict and therefore inherently risky.

      We cannot predict the economic success of any of our motion pictures because the revenue derived from the distribution of a motion picture (which does not necessarily bear any correlation to the production or distribution costs incurred) depends primarily upon its acceptance by the public, which cannot be accurately predicted. The economic success of a motion picture also depends upon the public’s acceptance of competing films, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. Furthermore, part of the appeal of CG animated films may be due to their relatively recent introduction to the market. We cannot assure you that the introduction of new animated filmmaking techniques, an increase in the number of CG animated films or the resurgence in popularity of older animated filmmaking techniques will not adversely impact the popularity of CG animated films.

      In general, the economic success of a motion picture is dependent on its domestic theatrical performance, which is a key factor in predicting revenue from other distribution channels and is largely determined by (i) our ability to produce content and develop stories and characters that appeal to a broad audience and (ii) the effective marketing of the motion picture. If we are unable to accurately judge audience acceptance of our film content or to have the film effectively marketed, the commercial success of the film will be in doubt, which could result in costs not being recouped or anticipated profits not being realized. Moreover, we cannot assure you that any particular feature film will generate enough revenue to offset its distribution and marketing costs, in which case we would not receive any gross receipts for such film from DreamWorks Studios. In the past, some of our films have not recovered, after recoupment of marketing and distribution costs, their production costs in an acceptable timeframe or at all. For example, in 2003 we released our final primarily hand-drawn animated feature film, Sinbad: Legend of the Seven Seas, which we estimate will not generate sufficient revenue over its first 10 years in distribution to fully recover, after recoupment of marketing and distribution costs, its production costs.

Our business is dependent upon the success of a limited number of releases each year and the commercial failure of any one of them could have a material adverse effect on our business.

      We expect to theatrically release a limited number of animated feature films per year for the foreseeable future. The commercial failure of just one of these films can have a significant adverse impact on our results of operations in both the year of release and in the future. For example, for the remainder of 2004 and into 2005, we will be dependent on the continuing success of Shrek 2 and the success of Shark Tale. Historically, there has been a close correlation between domestic box office success and international box office, home video and television success, such that feature films that are successful in the domestic theatrical market are generally also successful in the international theatrical, home video and television markets. Because of this close correlation, we believe that Shrek 2, which has been very successful in the domestic and international theatrical markets, will also strongly perform in the home video and television markets, although there is no way to guarantee such results. Our success in 2004 and 2005 also significantly depends on continued audience acceptance of Shark Tale, which was released in the domestic theatrical market on October 1, 2004. If Shark Tale fails to continue the domestic box office success, because of the close correlation mentioned above, its international box office and home video success and our business, results of operations and financial condition could be adversely affected in 2005 and beyond. Further, we cannot assure you that the historical correlation between domestic box office results and international box office and home video results will continue in the future. In addition, the limited number of films that we release in a year magnifies fluctuations in our earnings. Therefore, our reported results at quarter and year end may be skewed based on the release dates of our films, which could result in volatility in the price of our Class A common stock.

Our operating results fluctuate significantly.

      We continue to expect significant fluctuations in our future quarterly and annual operating results because of a variety of factors, including the following:

•	the success of our feature films;

•	the timing of the domestic and international theatrical releases and home video release of our feature films; and

•	DreamWorks Studios’ costs to distribute and market our feature films under the Distribution Agreement.

      We also expect that our operating results will be affected by the terms of the Distribution Agreement. Under the Distribution Agreement, film revenue will be used by DreamWorks Studios to recover (i) the distribution and marketing expenses it incurs for the film and (ii) to cover its distribution fee relating to these markets before we recognize any revenue for that film. Accordingly, we expect to recognize significantly less revenue from a film in the period of that film’s theatrical release than we would absent the Distribution Agreement. Furthermore, in the event that the Distribution Agreement were terminated, depending on the arrangement that we negotiate with a replacement distributor, we could be required to directly incur distribution and marketing expenses related to our films, which under the Distribution Agreement are incurred by DreamWorks Studios. Because we would expense those costs as incurred, further significant fluctuations in our operating results could result.

      In response to these fluctuations, the market price of our common stock could decrease significantly in spite of our operating performance.

We principally operate in one business, the production of CG animated feature films, and our lack of a diversified business could adversely affect us.

      Unlike most of the major studios, which are part of large diversified corporate groups with a variety of other operations, we depend primarily on the success of our feature films. For example, unlike us, many of the major studios are part of corporate groups that include television networks and cable channels that can provide stable sources of earnings and cash flows that offset fluctuations in the financial performance of their feature films. Substantially all of our revenue is derived from a single source — our CG animated feature films — and our lack of a diversified business model could adversely affect us if our films fail to perform to our expectations.

Animated films are expensive to produce and the uncertainties inherent in their production could result in the expenditure of significant amounts on films that are canceled or significantly delayed.

      The production, completion and distribution of animated feature films are subject to a number of uncertainties, including delays and increased expenditures due to creative problems, technical difficulties, talent availability, accidents, natural disasters or other events beyond our control. Because of these uncertainties, the projected costs of an animated feature film at the time it is set for production may increase, the date of completion may be substantially delayed or the film may be abandoned due to the exigencies of production. Delays in production may also result in a film not being ready for release at the intended time and postponement to a potentially less favorable time, which could result in lower gross receipts for that film. In extreme cases, a film in production may be abandoned or significantly modified (including as a result of creative changes) after substantial amounts have been spent, causing the write-off of expenses incurred with respect to the film. This was the case in 2003 when we wrote-off a significant amount of expenses that we had incurred for two of our animated films.

Animated films typically take longer to produce than live-action films, which increases the uncertainties inherent in their production and distribution.

      Animated feature films typically take three to four years to produce after the initial development stage, as opposed to an average of twelve to eighteen months for live-action films. The additional time that it takes to produce and release an animated feature film increases the risk that our films in production will fall out of favor with target audiences and that competing films will be released in advance of or concurrently with ours, either of which risks could reduce the demand for, or popular appeal of, our films.

The production and marketing of CG animated feature films is capital intensive and our capacity to generate cash from our films may be insufficient to meet our anticipated cash requirements.

      The costs to develop, produce and market a film are substantial and some of our competitors have more capital and greater resources than we and DreamWorks Studios have. In 2004, for example, we expect to spend approximately $325 million to fund production costs (excluding capitalized interest and overhead expense) of our feature films, to make contingent compensation and residual payments and to fund technology capital expenditures. For 2005, we expect that these costs will be approximately $370 million, which includes a one-time payment to Aardman Animations related to Wallace & Gromit: Tale of the Were Rabbit and additional production spending related to an increase in our direct-to-video business. In addition, historically, we made substantial expenditures on distribution and marketing costs, which, in the future, will generally be incurred by DreamWorks Studios under the Distribution Agreement. Although we retain the right to exploit each of the nine feature films that we have previously released, the size of our film collection is insubstantial compared to the film libraries of the major U.S. movie studios, which typically have the ability to exploit hundreds of library titles. Library titles can provide a stable source of earnings and cash flows that offset fluctuations in the financial performance of newly released films. Many of the major studios use these cash flows, as well as cash flows from their other businesses, to finance the production and marketing of new feature films. We will not be able to rely on such cash flows and will be required to fund our films in development and production and other commitments with cash retained from operations and the proceeds of films that are generating revenue from theatrical, home video and ancillary markets. If our films fail to perform, we may be forced to seek substantial sources of outside financing. Such financing may not be available in sufficient amounts for us to continue to make substantial investments in the production of new CG animated feature films or may be available only on terms that are disadvantageous to us, either of which could have a material adverse effect on our growth or our business.

The costs of producing and marketing feature films have steadily increased and may increase in the future, which may make it more difficult for a film to generate a profit or compete against other films.

      The production and marketing of theatrical feature films requires substantial capital and the costs of producing and marketing feature films have generally increased in recent years. According to the MPAA, the average negative cost of a motion picture produced by a major U.S. studio, which includes all costs associated with creating a feature film, including production costs, allocated studio overhead and capitalized interest, but excludes abandoned project costs, has grown at a compound annual growth rate of 7.9% — from $29.9 million in 1993 to $63.8 million in 2003 — and the average domestic marketing costs (which includes prints and advertising costs) per picture has grown at a compound annual growth rate of 10.7% over the same period — from $14.1 million in 1993 to $39.1 million in 2003. Although these growth rates include the costs of both live-action and animated films, they are indicative of the cost trend for motion pictures generally. These costs may continue to increase in the future, which may make it more difficult for our films to generate a profit or compete against other films. Historically, production costs and marketing costs have risen at a rate faster than increases in either domestic admissions to movie theaters or admission ticket prices. A continuation of this trend would leave us more dependent on other media, such as home video, television, international markets and new media for revenue.

We compete for audiences based on a number of factors, many of which are beyond our control.

      Despite a general increase in movie theater attendance, the number of animated and live-action feature films released by competitors, particularly the major U.S. motion picture studios, may create an oversupply of product in the market, and may make it more difficult for our films to succeed. In particular, we compete directly against other animated films and family oriented live-action films. Oversupply of such products may become most pronounced during peak release times, such as school holidays, national holidays and the summer release season, when theater attendance has traditionally been highest. Although we seek to release our films during peak release times, we cannot guarantee that we will be able to release all of our films during those times and, therefore, may miss potentially higher gross box-office receipts. In addition, a substantial majority of the motion picture screens in the U.S. typically are committed at any one time to only 10 to 15 films distributed nationally by major studio distributors. If our competitors were to increase the number of films available for distribution and the number of exhibition screens remained static, it could be more difficult for us to release our films during optimal release periods.

The market for CG animated films is relatively new, and the entrance of additional film studios into the CG animated film market could adversely affect our business in several ways.

      CG animation is a relatively new form of animation that has been successfully exploited by a limited number of movie studios since the first CG animated feature film, Toy Story, was released by Pixar in 1995. Because there are currently only a few studios capable of producing CG animated feature films, there are a limited number of CG animated feature films in the market each year, a fact that may enhance their popular appeal. If additional studios were to enter the CG animated film market and increase the number of CG animated films released per year, the popularity of the CG animation technique could suffer. Although we have developed proprietary technology, experience and know-how in the CG animation field that we believe provide us with significant advantages over new entrants in the CG animated film market, there are no substantial technological barriers to entry that would prevent other film studios from entering the field, and both Sony and Lucasfilm Ltd. have recently announced plans to do so. Furthermore, advances in technology may substantially decrease the time that it takes to produce a CG animated feature film, which could result in a significant number of new CG animated films or products. The entrance of additional animation companies into the CG animated feature film market could adversely impact us by eroding our market share, increasing the competition for CG animated film audiences and increasing the competition for, and cost of, hiring and retaining talented employees, particularly CG animators and technical staff.

Our success depends on certain key employees.

      Our success greatly depends on our employees. In particular, we are dependent upon the services of Jeffrey Katzenberg. We do not maintain key person life insurance for any of our employees. We have entered into an employment agreement with Mr. Katzenberg and have entered or will enter into employment agreements with all of our top executive officers and production executives. However, although it is standard in the motion picture industry to rely on employment agreements as a method of retaining the services of key employees, these agreements cannot assure us of the continued services of such employees. The loss of the services of Mr. Katzenberg or a substantial group of key employees could have a material adverse effect on our business, operating results or financial condition.

Our scheduled releases of CG animated feature films will place a significant strain on our resources.

      We have established multiple creative and production teams so that we can simultaneously produce more than one CG animated feature film. As of October 2004, we have released four CG animated feature films and five non-CG animated feature films and have limited experience sustaining the ability to produce and release more than one CG animated feature film at the same time. Due to the strain on our personnel from the effort required to produce a film and the time required for creative development of future films, it is possible that we will be unable to consistently release two CG animated feature films per year. In the past, we have been required, and may continue to be required, to expand our employee base, increase capital expenditures and procure additional resources and facilities in order to accomplish the scheduled releases of our animated feature films. This growth and expansion has placed, and continues to place, a significant strain on our resources. We cannot provide any assurances that any of our animated feature films will be released as targeted or that this strain on resources will not have a material adverse effect on our business, financial condition or results of operations.

We are dependent on DreamWorks Studios and others for the distribution and promotion of our feature films and related products.

      We have entered into the Distribution Agreement with DreamWorks Studios, pursuant to which DreamWorks Studios will be responsible, with some exceptions, for the worldwide distribution of all of our films in all media. For a description of the terms of the Distribution Agreement, see “Related Party Agreements — Distribution Agreement.” Although the Distribution Agreement obligates DreamWorks Studios to distribute our films, DreamWorks Studios will be able to terminate the agreement upon the occurrence of certain events of default, including a failure by us to deliver to DreamWorks Studios a minimum number of films over specified time periods. If DreamWorks Studios fails to perform under the Distribution Agreement or the agreement is terminated by DreamWorks Studios or otherwise (including as a result of DreamWorks Studios ceasing to be engaged in the motion picture distribution business), we may have difficulty finding a replacement distributor, in part because our films would become directly subject to the terms and conditions of Universal Studios’ international theatrical distribution agreement with DreamWorks Studios (the “Universal Distribution Agreement”) and Universal Studios’ worldwide home video fulfillment services agreement with DreamWorks Studios (the “Universal Home Video Agreement” and, together with the Universal Distribution Agreement, the “Universal Agreements”) and would continue to be subject to the terms of the existing sub-distribution, servicing and licensing agreements that DreamWorks Studios has entered into with CJ Entertainment, Kadokawa Entertainment and our other third-party service providers. See “Related Party Agreements — DreamWorks Studios’ Agreements with Universal Studios.” We cannot assure you that we will be able to find a replacement distributor on terms as favorable as those in the Distribution Agreement. In addition, in general, the term of the Distribution Agreement will be extended to the extent of the term, if longer, of any of DreamWorks Studios’ sub-distribution, servicing and licensing agreements that we pre-approve (such as the Universal Agreements and DreamWorks Studios’ existing arrangements with CJ Entertainment and Kadokawa Entertainment). As a result, our ability to terminate the Distribution Agreement is effectively limited. Moreover, under the Universal Agreements, we would be required to pay Universal Studios distribution fees and reimburse them for distribution expenses as they are incurred, regardless of the performance of our films. As a result, we would have to record such expenses as they were incurred and we would recognize revenue consistent with the method we recognized revenue prior to the effectiveness of the Distribution Agreement.

      DreamWorks Studios currently distributes, and we expect will continue to distribute, our motion pictures in international theatrical markets through the Universal Agreements and distribution agreements with CJ Entertainment (in Korea and the People’s Republic of China) and Kadokawa Entertainment (in Japan). In addition, DreamWorks Studios has engaged Universal Studios to be our worldwide principal fulfillment services provider for our home videos, excluding only Japan and Korea. We are therefore dependent on the ability of each of these companies to exploit our feature films in the territories in which they distribute them and any termination of these agreements could adversely affect DreamWorks Studios’ ability to distribute our films. In addition, if Universal Studios, CJ Entertainment or Kadokawa Entertainment were to experience financial difficulty or file for bankruptcy, our revenue could be substantially reduced with respect to the films in distribution.

DreamWorks Studios provides a number of services to us pursuant to the Services Agreement. If the Services Agreement were terminated, we would be required to replace those services on terms that may be less favorable to us.

      Under the terms of a Services Agreement that we have entered into with DreamWorks Studios, DreamWorks Studios will provide to us certain accounting, insurance administration, risk management, information systems management, tax, payroll, legal and business affairs, human resources administration, procurement and other general support services. In addition, pursuant to the Services Agreement, we will provide DreamWorks Studios office space at our Glendale facility, facilities management, information technology purchasing services and limited legal services. DreamWorks Studios and we will charge the receiving party so that it or we generally recover the actual costs of providing these services, including allocable employee salaries, fringe benefits and office costs and all out-of-pocket costs and expenses, plus 5% of the actual costs. While our historical financial statements reflect our allocated costs of these services, neither the historical financial statements nor the pro forma financial statements necessarily reflect what the costs of these services will be in the future. Both DreamWorks Studios and we have the right, upon notice, to terminate any or all of the services either party is providing under the Services Agreement. As a receiving party, both we and DreamWorks Studios may exercise our termination rights generally upon 45 days’ notice. As a providing party, both we and DreamWorks Studios may exercise our termination rights generally upon 45 days’ notice, provided that the party exercising termination rights is not providing such service for itself. If the Services Agreement is terminated, DreamWorks Studios will no longer be obligated to provide these services to us or pay us for the services we are providing it, and we will be required to either enter a new agreement with DreamWorks Studios or another services provider or assume the responsibility for these functions ourselves and, in the case of office space, seek to find a new tenant. If we were to enter a new agreement with DreamWorks Studios, hire a new services provider, assume these services ourselves or find a new tenant, the economic terms of the new arrangement may be less favorable than our current arrangement with DreamWorks Studios, which may adversely affect our business, financial condition or results of operations.

If DreamWorks Studios were to experience financial difficulty or file for bankruptcy, our business, results of operations and financial conditions could be materially adversely affected.

      Under the terms of the Distribution Agreement, DreamWorks Studios is entitled to collect all amounts relating to our films from the various distribution channels — including from domestic theatrical exhibitors, international sub-distributors, domestic and international home video services providers and television licensees. DreamWorks Studios is obligated to remit the amounts that it collects to us after it has deducted its distribution fee and distribution and marketing costs. If DreamWorks Studios were to default in its obligations to pay us these amounts, our revenue with respect to films in distribution at that time could be substantially reduced. Moreover, because we rely on DreamWorks Studios’ relationships and agreements with its sub-distributors, home video fulfillment services providers and licensees, if DreamWorks Studios were to experience financial difficulty or file for bankruptcy, we could lose the benefit of some of those relationships and agreements. In addition, DreamWorks Studios is responsible for the costs of marketing our films in substantially all media and markets. If DreamWorks Studios were to experience financial difficulty or file for bankruptcy, DreamWorks Studios may not have sufficient resources to market our films as effectively as the major studios market their films, which could adversely affect our revenue. In addition, pursuant to the terms of the Services Agreement between us and DreamWorks Studios, we will rely on DreamWorks Studios for specified services and will share expenses relating to some of these services and will receive payments from DreamWorks Studios for certain services we provide, including office space. If DreamWorks Studios were not able to pay its share of these expenses, or ceased to provide these services, we may be required to absorb a greater portion of these expenses or obtain them from other sources or seek a new tenant, which could be more costly. Also, under the Separation Agreement, we may share certain insurance policies with DreamWorks Studios (other than directors’ and officers’ insurance) until December 31, 2004. As a result, the policy limits on these insurance policies may be eroded or exhausted by DreamWorks Studios and may not be sufficient to cover our liabilities. Accordingly, if DreamWorks Studios were to experience financial difficulty or file for bankruptcy, our business, results of operations and financial conditions could be materially adversely affected.

We face risks relating to the international distribution of our films and related products.

      Because we have historically derived approximately one-third of our revenue from the exploitation of our films in territories outside of the United States, our business is subject to risks inherent in international trade, many of which are beyond our control. These risks include:

•	laws and policies affecting trade, investment and taxes, including laws and policies relating to the repatriation of funds and withholding taxes, and changes in these laws;

•	differing cultural tastes and attitudes, including varied censorship laws;

•	differing degrees of protection for intellectual property;

•	financial instability and increased market concentration of buyers in foreign television markets, including in European pay television markets;

•	the instability of foreign economies and governments;

•	fluctuating foreign exchange rates; and

•	war and acts of terrorism.

Piracy of motion pictures, including digital and Internet piracy, may decrease revenue received from the exploitation of our films.

      Motion picture piracy is extensive in many parts of the world and is made easier by technological advances and the conversion of motion pictures into digital formats, which facilitates the creation, transmission and sharing of high quality unauthorized copies of motion pictures in theatrical release, on videotapes and DVDs, from pay-per-view through set top boxes and other devices and through unlicensed broadcasts on free TV and the Internet. The proliferation of unauthorized copies and piracy of these products has an adverse affect on our business because these products reduce the revenue we receive from our legitimate products. Under the Distribution Agreement, DreamWorks Studios is primarily responsible for enforcing our intellectual property rights with respect to all of our films subject to the Distribution Agreement and is required to maintain security and anti-piracy measures consistent with the highest levels it maintains for its own motion pictures. Other than the remedies we have in the Distribution Agreement, we have no way of requiring DreamWorks Studios to take any anti-piracy actions, and DreamWorks Studios’ failure to take such actions may result in our having to undertake such measures ourselves, which could result in significant expenses and losses of indeterminate amounts of revenue. Even if applied, there can be no assurance that the highest levels of security and anti-piracy measures will prevent piracy.

      Unauthorized copying and piracy are prevalent in territories outside of the U.S., Canada and Western Europe and in countries where we may have difficulty enforcing our intellectual property rights. The MPAA, the American Motion Picture Marketing Association and American Motion Picture Export Association monitor the progress and efforts made by various countries to limit or prevent piracy. In the past, some of these trade associations have enacted voluntary embargoes on motion picture exports to certain countries in order to pressure the governments of those countries to become more aggressive in preventing motion picture piracy. In addition, the U.S. government has publicly considered implementing trade sanctions against specific countries that, in its opinion, do not make appropriate efforts to prevent copyright infringements of U.S. produced motion pictures. There can be no assurance, however, that voluntary industry embargoes or U.S. government trade sanctions will be enacted or, if enacted, effective. If enacted, such actions could impact the amount of revenue that we realize from the international exploitation of motion pictures depending upon the countries subject to such action and the duration and effectiveness of such action. If embargoes or sanctions are not enacted or if other measures are not taken, we may lose an indeterminate amount of additional revenue as a result of motion picture piracy.

We cannot predict the effect that rapid technological change or alternative forms of entertainment may have on us or the motion picture industry.

      The entertainment industry in general, and the motion picture industry in particular, continue to undergo significant changes, primarily due to technological developments. Due to rapid growth of technology and shifting consumer tastes, we cannot accurately predict the overall effect that technological growth or the availability of alternative forms of entertainment may have on the potential revenue from and profitability of our animated feature films. In addition, certain outlets for the distribution of motion pictures may not obtain the public acceptance that is or was previously predicted. For example, while we have benefited from the rapid growth in the digital versatile disk, or DVD market, we cannot assure that such growth will continue, or that other developing distribution channels, such as video-on-demand, will be accepted by the public or that, if they are accepted by the public, we will be successful in exploiting such channels. Moreover, to the extent that other distribution channels gain popular acceptance, it is possible that demand for existing delivery channels, such as DVDs, will decrease. If we are unable to exploit new delivery channels to the same extent that we have exploited existing channels, our business, results of operations or financial condition could be materially adversely affected.

We have not operated as an independent company, and we do business in a relatively new industry, each of which makes it more difficult to predict whether our business model is sound.

      Prior to our separation from DreamWorks Studios, we were a business division of DreamWorks Studios. Accordingly, we have no experience operating as an independent company implementing our own business model and an evaluation of our prospects is difficult to make, particularly in light of the fact that CG animation constitutes a relatively new form of animated filmmaking and has been successfully exploited since only 1995. Our prospects must be considered in light of the risks, expenses and difficulties encountered by companies in the early stages of independent business operations, particularly companies in highly competitive markets. To address these risks, we must, among other things, respond to changes in the competitive environment, continue to attract, retain and motivate qualified persons and continue to upgrade our technologies. We cannot provide any assurances that we will be successful in addressing such risks.

Our historical and pro forma financial information may not be indicative of our results as a separate company.

      Our historical financial information presented in this document does not reflect what our results of operations, financial condition and cash flows would have been had we been a separate, stand-alone entity pursuing independent strategies during the periods presented. For example, our historical combined financial statements do not reflect what our results of operations, financial condition or cash flows would have been had the Distribution Agreement been in place for all periods presented or had we shifted to our current business model of primarily producing CG animated films at an earlier date. Furthermore, our pro forma combined financial statements do not necessarily reflect what our results of operations would have been had we been a stand-alone company operating under the Distribution Agreement in all periods. As a result, our historical and pro forma financial information is not necessarily indicative of our future results of operations, financial condition or cash flows.

We could be adversely affected by strikes and other union activity.

      Along with the major U.S. film studios, we employ members of the International Alliance of Theatrical and Stage Employees, or IATSE, on many of our productions. We are subject to a collective bargaining agreement with the IATSE that expires in August 2006. We are also subject to a collective bargaining agreement with Local 839 of IATSE. We also employ members of the Screen Actors Guild, or SAG, and we have signed an industry-wide collective bargaining agreement with SAG that expires on June 30, 2005. We may also become subject to additional collective bargaining agreements. A strike by one or more of the unions that provide personnel essential to the production of our feature films could delay or halt our ongoing production activities. Such a halt or delay, depending on the length of time involved, could cause the delay of the release date of our feature films and thereby could adversely affect the revenue that the film generates.

To be successful, we must continue to attract and retain qualified personnel and our inability to do so would adversely affect the quality of our films.

      Our success continues to depend to a significant extent on our ability to identify, attract, hire, train and retain qualified creative, technical and managerial personnel. Competition for the caliber of talent required to make our films, particularly for our film directors, producers, animators, creative and technology personnel, will continue to intensify as other studios build their in-house CG animation or special effects capabilities. For example, Lucasfilm Ltd. has announced its intent to make CG animated feature films, Sony has announced that it is producing its first CG animated feature film, and we believe Disney has begun to focus more heavily on CG animated feature films. The entrance of additional film studios into the CG animated film industry or the increased production capacity of existing film studios will increase the demand for the limited number of talented CG animators and programmers. There can be no assurance that we will be successful in identifying, attracting, hiring, training and retaining such qualified personnel in the future. If we are unable to hire and retain qualified personnel in the future, particularly film directors, producers, animators, creative personnel and technical directors, there could be a material adverse effect on our business, operating results or financial condition.

We depend on technology and computer systems for the timely and successful development of our animated feature films and related products.

      Because we are dependent upon a large number of software applications and computers for the development and production of our animated feature films, an error or defect in the software, a failure in the hardware, a failure of our backup facilities or a delay in delivery of products and services could result in significantly increased production costs for a feature film. Moreover, if a software or hardware problem is significant enough, it could result in delays in one or more productions, which in turn could result in potentially significant delays in the release dates of our feature films or affect our ability to complete the production of a feature film. Significant delays in production and significant delays in release dates, as well as the failure to complete a production, could have a material adverse effect on our results of operations. In addition, because we seek to make cutting edge CG animated films, we must ensure that our production environment integrates the latest CG animation tools and techniques developed in the industry. To accomplish this, we can either develop these capabilities by upgrading our proprietary software, which can result in substantial research and development costs, or we can seek to purchase third-party licenses, which can also result in significant expenditures. In the event we seek to obtain third-party licenses, we cannot guarantee that they will be available or, once obtained, will continue to be available on commercially reasonable terms, or at all.

Our revenue may be adversely affected if we fail to protect our proprietary technology or enhance or develop new technology.

      We depend on our proprietary technology to develop and produce our CG animated feature films. We rely on a combination of patents, copyright and trade secret protection and nondisclosure agreements to establish and protect our proprietary rights. We currently have five patents in force and 11 patent applications pending in the United States. We cannot provide any assurances that patents will issue from any of these pending applications or that, if patents do issue, any claims allowed will be sufficiently broad to protect our technology or that they will not be challenged, invalidated or circumvented. In addition, we also rely on third-party software to produce our films, which is readily available to others. Failure of our patents, copyrights and trade secret protection, non-disclosure agreements and other measures to provide protection of our technology and the availability of third-party software may make it easier for our competitors to obtain technology equivalent to or superior to our technology. If our competitors develop or license technology that is superior to ours or that makes our technology obsolete, our films could become uneconomical to make. In such a case, we may be required to incur significant costs to enhance or acquire new technology so that our feature films remain competitive. We cannot assure you that such costs would not have a material adverse affect on our business, financial condition or results of operations.

      In addition, we may be required to litigate in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Any such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, financial condition or results of operations.

Third-party technology licenses may not continue to be available to us in the future.

      In addition to our proprietary technology, we also rely on certain technology that we license from third-parties, including software that we use with our proprietary software. We cannot provide any assurances that these third-party technology licenses will continue to be available to us on commercially reasonable terms or at all. The loss of or inability to maintain any of these technology licenses, or our inability to complete a given feature film, could result in delays in feature film releases until equivalent technology could be identified, licensed and integrated. Any such delays or failures in feature film releases could materially adversely affect our business, financial condition or results of operations.

Others may assert intellectual property infringement claims against us.

      One of the risks of the CG animated film production business is the possibility of claims that our productions and production techniques misappropriate or infringe the intellectual property rights of third-parties with respect to their technology and software, previously developed films, stories, characters, other entertainment or intellectual property. We have received, and are likely to receive in the future, claims of infringement of other parties’ proprietary rights. There can be no assurance that infringement or misappropriation claims (or claims for indemnification resulting from such claims) will not be asserted or prosecuted against us, or that any assertions or prosecutions will not materially adversely affect our business, financial condition or results of operations. Irrespective of the validity or the successful assertion of such claims, we would incur significant costs and diversion of resources with respect to the defense thereof, which could have a material adverse effect on our business, financial condition or results of operations. If any claims or actions are asserted against us, we may seek to obtain a license of a third-party’s intellectual property rights. We cannot provide any assurances, however, that under such circumstances a license would be available on reasonable terms or at all.

Forecasting film revenue and associated gross profits from our feature films prior to release is extremely difficult and may result in significant write-offs.

      We are required to amortize capitalized film production costs over the expected revenue streams as we recognize revenue from the associated films. The amount of film production costs that will be amortized each quarter depends on how much future revenue we expect to receive from each film. Unamortized film production costs are evaluated for impairment each reporting period on a film-by-film basis. If estimated remaining revenue is not sufficient to recover the unamortized film production costs, the unamortized film production costs will be written down to fair value. In any given quarter, if we lower our previous forecast with respect to total anticipated revenue from any individual feature film, we would be required to accelerate amortization of related film costs. Such accelerated amortization would adversely impact our business, operating results and financial condition. In addition, we base our estimates of revenue on information supplied to us from DreamWorks Studios and other sources. If the information is not provided in a timely manner or is incorrect, the amount of revenue and related expenses that we recognize from our animated feature films and related products could be wrong, which could result in fluctuations in our earnings.

Risks Related to Investing in Our Stock

No market currently exists for our common stock. We cannot assure you that an active trading market will develop for our Class A common stock.

      Prior to this offering, there has been no public market for shares of our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on the New York Stock Exchange or otherwise or how liquid that market might become. The initial public offering price for the shares of our Class A common stock has been determined by negotiations between us, the selling stockholders and the underwriters and may not be indicative of prices that will prevail in the open market following this offering.

If our stock price fluctuates after this offering, you could lose a significant part of your investment.

      The market price of our stock may be influenced by many factors, some of which are beyond our control, including those described above under “— Risks Related to Our Business” and the following:

•	the failure of securities analysts to cover our Class A common stock after this offering or changes in financial estimates by analysts;

•	announcements by us or our competitors of significant contracts, productions, acquisitions, or capital commitments;

•	variations in quarterly operating results;

•	general economic conditions;

•	terrorist acts;

•	future sales of our common stock; and

•	investor perception of us and the filmmaking industry.

      As a result of these factors, investors in our Class A common stock may not be able to resell their shares at or above the initial offering price. In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated to and disproportionate to the operating performance of movie studios. These broad market and industry factors may materially reduce the market price of our Class A common stock, regardless of our operating performance.

We have agreed to effect up to two follow-on secondary offerings of our Class A common stock after this offering in respect of the Holdco arrangements. Sales of our Class A common stock in such follow-on offering or offerings may cause the market price of our Class A common stock to drop significantly, even if our business is doing well.

      As described below, certain members of DreamWorks Studios who have received shares of our common stock in connection with the separation transactions have entered into an arrangement among themselves with respect to the allocation of such shares among such members. Entities controlled by Paul Allen, Steven Spielberg, Jeffrey Katzenberg and David Geffen, together with Lee Entertainment and Universal Studios, contributed the shares of our common stock received by them in the separation transactions (other than (1) in the case of entities controlled by Steven Spielberg, Jeffrey Katzenberg and David Geffen, 577,040 shares of Class A common stock and 1,154,079 shares of Class B common stock, (2) in the case of an entity controlled by Paul Allen, 12,627,933 shares of Class A common stock (a portion of which will be sold in this offering) and one share of Class C common stock, (3) in the case of Lee Entertainment, 1,997,067 shares of Class A common stock (a portion of which will be sold in this offering) and (4) in the case of Universal Studios, 1,039,756 shares of Class A common stock (a portion of which will be sold in this offering) to Holdco. In connection with the establishment of Holdco, we have agreed that Jeffrey Katzenberg and David Geffen (or entities controlled by them), acting together, or Paul Allen (or entities controlled by him) may select the timing of one follow-on secondary offering of Class A common stock, which must occur during the period beginning six months after this offering and ending on May 31, 2006. Such follow-on offering must be of a sufficient size to permit the Holdco partners to receive a minimum of approximately $533 million of aggregate net cash proceeds from a combination of sales of secondary shares in this offering and such follow-on secondary offering (assuming participation by all Holdco partners in such offerings, subject in the case of entities controlled by Steven Spielberg, Jeffrey Katzenberg and David Geffen, to the 365 day lock-up described in the following risk factor). Shares to be sold in such follow-on offering will consist of shares of common stock retained by Holdco partners and certain of the common stock contributed to Holdco. Under no circumstances will we be obligated to issue additional shares of our common stock for sale in the follow-on offering, regardless of the size of such offering.

      If such follow-on offering has not occurred by May 31, 2006, then Paul Allen (or entities controlled by him) will have the ability to initiate a follow-on offering during the 18-month period (or 24-month period if Universal Studios triggers a follow-on offering as described below) beginning June 1, 2006. If such follow-on offering has not occurred by December 1, 2007 (or June 1, 2008 if Universal Studios triggers a follow-on offering as described below), then Jeffrey Katzenberg and David Geffen (or entities controlled by them) will have the right to initiate a follow-on offering on or prior to December 31, 2007 (or June 30, 2008 if Universal Studios triggers a follow-on offering as described below). In addition, if a follow-on offering has not been consummated prior to December 1, 2006, then during the period from December 1, 2006 through February 28, 2007, Universal Studios will have the right to initiate a follow-on offering of a portion of the stock contributed to Holdco of a sufficient size to generate aggregate net proceeds of $75 million for Universal Studios, when combined with the net proceeds received by Universal Studios in this offering. See “Related Party Agreements — Formation Agreement and Holdco Arrangement.”

      The follow-on offering or offerings may cause the market price of our Class A common stock to drop significantly, even if our business is doing well and even though we will not issue any additional shares to be sold in such offering or offerings.

Shares eligible for future sale may cause the market price of our Class A common stock to drop significantly, even if our business is doing well.

      The market price of our Class A common stock could decline as a result of sales of a large number of shares of our Class A common stock in the market after this offering or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

      After the consummation of this offering, there will be 53,752,884 shares of our Class A common stock, 51,384,082 shares of our Class B common stock and one share of our Class C common stock outstanding. The shares of Class B common stock and Class C common stock are convertible into Class A common stock on a one-for-one basis. The 29,000,000 shares of Class A common stock sold in this offering (33,350,000 shares if the underwriters exercise their over-allotment option in full), the 2,146,505 shares of our Class A common stock delivered to DreamWorks Studios’ and our employees (in connection with the conversion of equity-based compensation awards of DreamWorks Studios that are vested or will vest within 60 days and the grant of shares to our and DreamWorks Studios employees and advisors in connection with this offering) and the 276,924 shares of Class A common stock issued to current and former employees of PDI in connection with the merger of PDI and a wholly owned subsidiary of ours will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended, by persons other than our affiliates within the meaning of Rule 144 under the Securities Act.

      In addition to the follow-on secondary offerings described in the previous risk factor (which will occur no earlier than the date that is six months after the date of this offering), following the final allocation of shares by Holdco to the Holdco partners, each of Steven Spielberg, Jeffrey Katzenberg, David Geffen and Paul Allen or entities controlled by them or their permitted transferees, subject to the lock-up described below, will be able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the Securities and Exchange Commission (the “SEC”). Entities controlled by each of Paul Allen, Steven Spielberg, Jeffrey Katzenberg and David Geffen (and certain of their permitted transferees), as well as Universal Studios in limited circumstances, will also have the right to cause us to register the sale of shares of Class A common stock beneficially owned by them. In addition, certain of our stockholders that are members of DreamWorks Studios on the closing date will have the right to include shares of Class A common stock beneficially owned by them (including the Class A common stock into which our Class B and Class C common stock is convertible) in certain future registration statements relating to our securities. See “Related Party Agreements — Registration Rights Agreement.” If any of Paul Allen, Steven Spielberg, Jeffrey Katzenberg, David Geffen, Holdco, Universal Studios, entities controlled by them or their respective permitted transferees were to sell a large number of their shares, including in the follow-on secondary offerings described above, the market price of our Class A common stock could decline significantly. In addition, the perception in the public markets that sales by them might occur could also adversely affect the market price of our Class A common stock.

      Entities controlled by Steven Spielberg, Jeffrey Katzenberg and David Geffen have agreed to a lock-up period, meaning that they and their permitted transferees may not sell any of their shares without the prior consent of the underwriters of this offering for 365 days after the date of this prospectus. Holdco, and an entity controlled by Paul Allen and each other DreamWorks Studios member have agreed to a minimum 180 day lock-up period with the underwriters. In addition to these lock-up agreements, sales of our Class A common stock are also restricted by lock-up agreements for a minimum of 180 days that we, our directors and executive officers have entered into with the underwriters. Certain of our other existing stockholders holding non-public shares are also restricted by lock-up agreements for a minimum of 180 days with respect to 50% of their share ownership (collectively, approximately 450,000 shares held by these stockholders will not be restricted by lock-up agreements). Generally, our other existing stockholders (who collectively own approximately 1,400,000 shares, including options that are vested or will vest within 60 days) will not be restricted by lock-up agreements. These lock-up agreements restrict us and these stockholders, subject to specified exceptions, from selling or otherwise disposing of any shares for a minimum period of 180 days after the date of this prospectus without the prior consent of the underwriters. Although there is no present intention to do so, the underwriters may, in their sole discretion and without notice, release all or any portion of the shares from the restrictions in any of the lock-up agreements described above. In addition to the lock-up agreements described above, we and entities controlled by Paul Allen, Steven Spielberg, Jeffrey Katzenberg and David Geffen and the other Holdco partners (and their parent entities) have agreed to certain trading and hedging limitations until the final allocation of shares by Holdco to the Holdco partners. See “Related Party Agreements — Formation Agreement and Holdco Arrangement.”

      In addition, we expect Holdco and members of DreamWorks Studios not participating in Holdco (other than Thomson) to pledge approximately 10,714,286 shares of our common stock as security for DreamWorks Studios’ obligations under its revolving credit agreement. Under certain circumstances, including an event of default by DreamWorks Studios under that revolving credit agreement, the lenders will be entitled to take possession of the pledged shares of common stock (after converting any pledged Class B common stock into Class A common stock) and sell them in the open market, subject to applicable bankruptcy, securities and other laws, as well as any applicable lock-up agreements.

      Also, in the future, we may issue our securities in connection with investments and acquisitions. The amount of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then outstanding common stock.

A few significant stockholders control the direction of our business. The concentrated ownership of our common stock and certain corporate governance arrangements will prevent you and other stockholders from influencing significant corporate decisions.

      Following completion of this offering, Holdco, which will be controlled by Jeffrey Katzenberg and David Geffen or entities controlled by them (subject to certain approval rights of Holdco’s limited partners) prior to the final allocation of shares contributed to Holdco, will own 97.8% of the outstanding shares of our Class B common stock (which represents 47.8% of our common equity and 92.4% of the total voting power of our common stock). In addition, Jeffrey Katzenberg and David Geffen will each own 577,040 shares of our Class B common stock outside of Holdco, which represents the remaining outstanding shares of Class B common stock and in the aggregate 1.1% of our common equity and 2.1% of the total voting power of our common stock. Accordingly, Jeffrey Katzenberg and David Geffen or entities controlled by them generally will have the collective ability to control all matters requiring stockholder approval, including the nomination and election of directors (other than the director elected by an entity controlled by Paul Allen as the holder of Class C common stock), the determination of our corporate and management policies and the determination, without the consent of our other stockholders, of the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions. In addition, the disproportionate voting rights of the Class B common stock relative to the Class A common stock and the Class C common stock may make us a less attractive takeover target.

The interests of our controlling and significant stockholders may conflict with the interests of our other stockholders.

      We cannot assure you that the interests of Jeffrey Katzenberg, David Geffen, Steven Spielberg, and Paul Allen, or entities controlled by them, will coincide with the interests of the holders of our Class A common stock. For example, Jeffrey Katzenberg and David Geffen, or entities controlled by them, could cause us to make acquisitions that increase the amount of our indebtedness or outstanding shares of common stock or sell revenue-generating assets. Additionally, DreamWorks Studios (which is controlled by Jeffrey Katzenberg, David Geffen and Steven Spielberg) is in the business of making movies and derivative products and may, from time to time, compete directly or indirectly with us or prevent us from taking advantage of corporate opportunities. Jeffrey Katzenberg, David Geffen, Steven Spielberg and DreamWorks Studios may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. Our restated certificate of incorporation provides for the allocation of corporate opportunities between us, on the one hand, and certain of our founding stockholders, on the other hand, which could prevent us from taking advantage of certain corporate opportunities. See “Description of Capital Stock — Corporate Opportunities.” So long as Jeffrey Katzenberg, David Geffen, or entities controlled by them, continue to collectively own shares of our Class B common stock with significant voting power, Jeffrey Katzenberg and David Geffen, or entities controlled by them, will continue to collectively be able to strongly influence or effectively control our decisions.

      Under certain circumstances, Jeffrey Katzenberg and David Geffen, or entities controlled by them, could cease to have a majority of the voting control of our common stock, in which case other significant stockholders may be able to strongly influence or effectively control our decisions.

      Additionally, we have entered into a tax receivable agreement with an entity controlled by Paul Allen in connection with our separation from DreamWorks Studios. We expect that as a result of certain transactions that an entity controlled by Paul Allen may engage in, future income taxes that we will be required to pay to various tax authorities may be reduced as a result of a partial increase in the tax basis of our tangible and intangible assets. We will be required to pay to such entity a portion of the amounts by which our income taxes are actually reduced, subject to repayment provisions if it is determined that these tax savings should not have been available to us. As a result, the interests of Paul Allen and entities controlled by him and the holders of our Class A common stock could differ. While the actual amount and timing of any payments under this agreement will vary depending upon a number of factors, we expect that, as a result of the size of the increase in the tax basis of our tangible and intangible assets, during the amortization period for such increased tax basis, the payments that may be made to the entities controlled by Paul Allen could be substantial. See “Related Party Agreements — Tax Receivable Agreement.”

Public investors will experience immediate and substantial dilution as a result of this offering.

      Prior investors have paid substantially less per share for our common stock than the assumed initial public offering price in this offering. Accordingly, if you purchase common stock in this offering, you will experience immediate and substantial dilution of your investment. Based upon the issuance and sale of 25 million shares of common stock by us at the initial public offering price of $28 per share, you will incur immediate dilution of approximately $21.76 in the net tangible book value per share if you purchase shares in this offering.

      We have also reserved 4,796,312 shares to underlie equity-based compensation awards that we have granted to our and DreamWorks Studios’ employees and advisors in connection with this offering and in connection with the rollover of existing equity-based compensation awards of DreamWorks Studios into awards of DreamWorks Animation. To the extent any of these equity-based compensation awards become exercisable at a price below the initial public offering pice, there will be further dilution to new investors.

Anti-takeover provisions of our charter and by-laws, as well as Delaware law may reduce the likelihood of any potential change of control or unsolicited acquisition proposal that you might consider favorable.

      The anti-takeover provisions of Delaware law impose various impediments to the ability of a third-party to acquire control of us, even if a change in control would be beneficial to our existing stockholders. Additionally, provisions of our charter and by-laws could deter, delay or prevent a third-party from acquiring us, even if doing so would benefit our stockholders. These provisions include:

•	the division of our capital stock into Class A common stock and Class C common stock, each entitled to one vote per share, and Class B common stock, entitled to 15 votes per share, all of which Class B common stock will initially be owned or controlled by Jeffrey Katzenberg and David Geffen;

•	the right of the holder of Class C common stock (voting as a separate class) to elect one director;

•	the authority of the board to issue preferred stock with terms as the board may determine;

•	the absence of cumulative voting in the election of directors;

•	following such time as the outstanding shares of Class B common stock cease to represent a majority of the combined voting power of the voting stock, prohibition on stockholder action by written consent;

•	limitations on who may call special meetings of stockholders;

•	advance notice requirements for stockholder proposals;

•	following such time as the outstanding shares of Class B common stock cease to represent a majority of the combined voting power of the voting stock, super-majority voting requirements for stockholders to amend the by-laws; and

•	stockholder super-majority voting requirements to amend certain provisions of the charter.

It is possible that we may be treated as a personal holding company for Federal tax purposes now or in the future.

      The Internal Revenue Code currently imposes an additional tax at a rate of 15% on the “undistributed personal holding company income” (as defined in the Internal Revenue Code) of a corporation that is a “personal holding company” and such rate of tax is scheduled to increase for taxable years beginning after December 31, 2008. A corporation is treated as a personal holding company for a taxable year if both (i) five or fewer individuals directly or indirectly own (or are deemed under attribution rules to own) more than 50% of the value of the corporation’s stock at any time during the last half of that taxable year and (ii) 60% or more of the corporation’s gross income for that taxable year is “personal holding company income” (which includes, among other things, dividends, interest, annuities and, under certain circumstances, royalties and rents). We believe that the applicable attribution rules will result in five or fewer individuals being deemed to own more than 50% of the value of our stock and the stock of our subsidiaries. We also believe, however, that less than 60% of the gross income of us and our subsidiaries will be deemed to consist of personal holding company income and, as a result, we expect that neither we nor any of our subsidiaries will be a personal holding company. There can be no assurance, however, that we or any of our subsidiaries will not be treated as a personal holding company and thus become subject to the tax imposed on our or our subsidiaries’ undistributed personal holding company income.

FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements that are based on current expectations, estimates, forecasts and projections about the industry in which we operate, management’s beliefs and assumptions made by management. Such statements include, in particular, statements about our plans, strategies and prospects under the headings “Prospectus Summary,” “Risk Factors,” “Unaudited Pro Forma Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” variations of such words and similar expressions are intended to identify such forward looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission, we do not have any intention or obligation to update publicly any forward-looking statements after we distribute this prospectus, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

      We estimate that we will receive approximately $624.7 million in net proceeds from this offering after deducting underwriting discounts and commissions and estimated offering expenses.

      We intend to use approximately $269.7 million of the net proceeds of the Class A common stock offered by us for general corporate purposes, including for working capital, which, although we have no current agreements or commitments with respect to any of them, may include possible acquisitions, joint ventures or investments. The remaining net proceeds that we receive will be used to repay an aggregate of $355 million of the $405 million of revolving credit debt and subordinated debt owed to HBO that we assumed from DreamWorks Studios in connection with our separation. The $325 million of debt that we assumed with respect to DreamWorks Studios’ revolving credit facility (all of which will be repaid) has a maturity date of August 2007 and bears an interest rate of 150 basis points above LIBOR. The $80 million of debt that we assumed with respect to DreamWorks Studios’ subordinated obligations to HBO ($30 million of which we will repay) has a maturity date of November 2007 and bears an interest rate of 50 basis points above LIBOR.

      We will not receive any of the proceeds from the sale of shares of our Class A common stock by the selling stockholders.

DIVIDEND POLICY

      We currently intend to retain all our earnings to finance the growth and development of our business. We do not anticipate paying any dividends on our common stock in the foreseeable future. Any future change in our dividend policy will be made at the discretion of our board of directors and will depend on contractual restrictions contained in our credit facility or other agreements, our results of operations, earnings, capital requirements and other factors considered relevant by our board of directors.

DILUTION

      If you invest in our Class A common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the net tangible book value per share of our common stock after this offering.

      On a pro forma basis for our separation from DreamWorks Studios, as described in “Related Party Agreements — Separation Agreement,” pro forma net tangible book value of our common stock immediately prior to the consummation of the offering, was $30.9 million, or $0.39 per share. We determined pro forma net tangible book value per share before this offering by dividing the net tangible book value (total book value of tangible assets less total liabilities) by 80,136,967, or the pro forma, as adjusted for the separation, number of shares of common stock outstanding immediately prior to the consummation of the offering. After giving effect to the sale of our Class A common stock in this offering at $28 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted pro forma net tangible book value, as of June 30, 2004, would have been $655.7 million, or $6.24 per share. This represents an immediate increase in pro forma net tangible book value per share of $5.85 to existing stockholders and dilution in pro forma net tangible book value per share of $21.76 to new investors who purchase shares in this offering. The following table illustrates this per share dilution:

Initial public offering price per share	$28.00
Pro forma net tangible book value per share as of June 30, 2004	0.39
Increase in pro forma net tangible book value per share attributable to this offering	5.85
Pro forma net tangible book value per share after giving effect to this offering	6.24
Dilution per share to new investors	21.76

      The discussion and table above exclude the following:

•	any of the approximately 2,270,054 shares of our Class A common stock underlying equity-based awards relating to equity awards in DreamWorks Studios that were being converted into options of DreamWorks Animation in connection with this offering with a weighted average exercise price of $15.36 for the 1,022,640 vested and unvested in-the-money options being converted;

•	any of the approximately 2,526,258 shares of our Class A common stock that will underlie options to be granted to both our employees and employees of DreamWorks Studios under our 2004 Omnibus Incentive Compensation Plan upon the consummation of this offering;

•	any of the approximately 6,595,532 shares of our Class A common stock that will underlie equity-based awards to be granted to our employees under our 2004 Omnibus Incentive Compensation Plan in connection with future grants of equity-based awards.

      To the extent any of these equity-based compensation awards become exercisable at a price below the initial public offering price, there will be further dilution to new investors.

CAPITALIZATION

      The following table sets forth our capitalization as of June 30, 2004:

•	on a historical basis;

•	on a pro forma basis to give effect to the Distribution Agreement as if it became effective on June 30, 2004;

•	on a “Pro Forma as Adjusted for the Separation” basis to give further effect to (i) the issuance of shares of Class A, B and C common stock in connection with the separation and formation of our company (assuming the contribution of shares to Holdco), (ii) our issuance of an aggregate of 5,136,286 shares of Class A common stock: to current and former employees of PDI in the PDI merger; in the conversion of equity-based compensation awards; and in the grant of shares (of which approximately 2,700,000 million are shares of restricted stock or are unvested restricted stock units) at the time of the offering, in each case at the initial public offering price of $28 per share, and (iii) the assumption of debt in connection with the separation and incurrence of debt under our new revolving credit facility to repay an equivalent amount of debt of DreamWorks Studios; and

•	on a “Pro Forma as Further Adjusted for this Offering” basis to give further effect to our issuance and sale of 25,000,000 shares of Class A common stock offered hereby at the initial public offering price of $28 per share, and after deducting the underwriting discount and estimated expenses of the offering and the application of the net proceeds of the offering as described under the heading “Use of Proceeds.”

	As of June 30, 2004

			Pro Forma	Pro Forma
			as Adjusted	as Further
			for the	Adjusted for
	Historical	Pro Forma	Separation	this Offering

	(In thousands)
Cash	$10	$10	$10	$269,760

Obligations under capital leases	$3,369	$3,369	$3,369	$3,369
Debt allocated by DreamWorks Studios(1)	396,288	396,288	325,000	—
Other debt	86,736	86,736	86,736	86,736
Universal Studios advance(2)	87,159	87,159	75,000	75,000
Revolving credit facility debt(3)	—	—	101,400	101,400
HBO subordinated debt(4)	—	—	80,000	50,000
Stockholders’ and owner’s equity
Owner’s equity	58,760	51,397	—	—
Class A common stock, par value $.01 per share, 350,000,000 shares authorized; no shares outstanding, historical and pro forma; 28,752,884 shares outstanding, pro forma as adjusted; 53,752,884 shares outstanding, pro forma as further adjusted(5)	—	—	29	54
Class B common stock, par value $.01 per share, 150,000,000 shares authorized; no shares outstanding, historical and pro forma; 51,384,082 shares outstanding, pro forma as adjusted; 51,384,082 shares outstanding, pro forma as further adjusted	—	—	51	51
Class C common stock, par value $.01 per share, one share authorized	—	—	—	—
Deferred compensation(6)	—	—	(64,223)	(64,223)
Additional paid-in capital	—	—	67,490	692,215
Retained deficit(7)	—	—	(44,820)	(44,820)

Total stockholders’ and owner’s equity	58,760	51,397	(41,473)	583,277

Total capitalization	$632,312	$624,949	$630,032	$899,782

(1)	In connection with our separation from DreamWorks Studios, we assumed $325 million of debt that DreamWorks Studios has borrowed under its revolving credit facility, all of which we will repay with proceeds from this offering.

(2)	We have been allocated $87.2 million of amounts advanced by Universal Studios to DreamWorks Studios, $12.2 million of which relates to an advance made in 2001 and the remainder to an advance made in 2003, both of which relate to animation films which have been included in advances and unearned revenue in our historical balance sheet. As a result of our separation from DreamWorks Studios, we assumed $75 million of the 2003 advance.

(3)	In connection with our separation, we will borrow $101.4 million under our new revolving credit facility to repay an equivalent amount of debt of DreamWorks Studios.

(4)	In connection with our separation from DreamWorks Studios, we assumed $80 million of subordinated debt that DreamWorks Studios owes to HBO and we will use $30 million of the proceeds from this offering to repay part of this assumed debt.

(5)	Does not include (i) any of the 2,270,054 shares of our Class A common stock underlying equity awards in DreamWorks Studios granted to both our and DreamWorks Studios’ employees that were converted into options of DreamWorks Animation in connection with this offering, (ii) any of the approximately 2,526,258 shares of our Class A common stock that will be reserved for issuance to both our employees and employees of DreamWorks Studios under our 2004 Omnibus Incentive Compensation Plan in connection with options that will be granted upon the consummation of this offering or (iii) any of the approximately 6,595,532 shares of our Class A common stock that will be reserved for issuance to our employees under our 2004 Omnibus Incentive Compensation Plan in connection with future grants of equity awards.

(6)	In connection with our separation from DreamWorks Studios, we issued equity-based compensation awards that we expect to defer and amortize over the vesting period of the awards. This adjustment reflects the amount of future compensation expense we estimate we will incur assuming all the awards vest over their vesting schedule.

(7)	In connection with our separation from DreamWorks Studios, we issued fully vested stock to certain employees and will record a charge of approximately $20 million, which will be reflected as a reduction to retained earnings. In addition we issued equity awards to DreamWorks Studios employees with a fair value on the date of grant of approximately $25 million, which will be recorded as a dividend to DreamWorks Studios.

PRO FORMA FINANCIAL INFORMATION

      The following pro forma financial information should be read in conjunction with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and the notes to our combined financial statements included elsewhere in this prospectus. The pro forma combined statements of operation were prepared (i) as if the Distribution Agreement had become effective on January 1, 2003 and had been in effect in all periods since and (ii) as if we had been taxable as a corporation since January 1, 2003 in all periods presented. The pro forma combined balance sheet was prepared as if the Distribution Agreement had become effective on June 30, 2004. For a description of the pro forma effect of our separation from DreamWorks Studios, including the effects of the debt to be assumed by us in the separation, please refer to “Capitalization.”

      The pro forma adjustments are based upon available information and assumptions that we believe are reasonable and do not give effect to any transactions other than those mentioned above, including those contemplated by the Services Agreement. Please see the notes to our pro forma combined financial statements for a more detailed discussion of how the adjustments described above are presented in our pro forma combined financial statements.

      The primary effect on our pro forma combined statement of operations of giving pro forma effect to the Distribution Agreement as of January 1, 2003 is that we recognize revenue net of (i) DreamWorks Studios’ 8.0% distribution fee and (ii) the distribution and marketing costs that DreamWorks Studios incurs for our films. In all periods presented, this results in a substantial reduction to our revenue. In addition, our costs of revenue decline because we no longer incur distribution and marketing costs and third-party distribution and fulfillment services fees. Also, selling, general and administrative expenses are reduced because we are no longer allocated overhead costs related to DreamWorks Studios’ marketing and distribution departments.

      The pro forma effect of these adjustments is to decrease our net income in the six month period ending June 30, 2004 and to decrease our net loss in the year ended December 31, 2003. As a result of the timing differences arising from giving effect to the Distribution Agreement, DreamWorks Studios generally will recoup in later periods the distribution and marketing costs incurred by it in earlier periods, thereby lowering our revenue and net income in later periods, as was the case in the first six months of 2004. In addition, during the periods presented the pro forma distribution fee is approximately equal to or greater than allocated overhead costs and third-party distribution and fulfillment services fees to be borne by DreamWorks Studios, which, for the first six months of 2004, is due to Shrek 2’s success in the domestic theatrical market.

      The pro forma effects of the Distribution Agreement also shift the timing of amortization of film inventory from period to period, although the total amount of film inventory amortized does not change. Under the Distribution Agreement, the revenue that we recognize from our films will be net of the distribution fee and the distribution and marketing costs that DreamWorks Studios incurs. Because amortization of film inventory is based on the ratio that current period actual revenue bears to estimated remaining unrecognized revenue, the pro forma reductions in revenue result in pro forma changes in film amortization for the periods presented.

      Because DreamWorks Studios will recoup its distribution and marketing costs and 8% distribution fee on a cash basis, the primary effect of giving pro forma effect to the Distribution Agreement as of June 30, 2004 on our unaudited pro forma combined balance sheet is to reclassify amounts from accounts receivable to receivable from affiliate (DreamWorks Studios) and to partially offset these amounts with a reduction in our accrued liabilities. Both our accounts receivables and accrued liabilities are reduced upon implementation of the Distribution Agreement because they would be assets and liabilities of DreamWorks Studios under the Distribution Agreement. In addition, DreamWorks Studios would be entitled to receive a distribution fee on cash collections related to the receivables upon effectiveness of the Distribution Agreement, which will have the effect of reducing our accounts receivable without increasing our revenue from affiliate.

      The pro forma combined statement of operations also include a provision for pro forma income tax to reflect federal income taxes that we would have been required to pay had we been a taxable corporation since

January 1, 2003. These pro forma federal income taxes are separate from and in addition to the foreign withholding taxes and state franchise taxes shown in our historical financial statements.

      The following pro forma combined financial statements have been derived from the combined financial statements included elsewhere in this prospectus and do not purport (i) to represent what our financial position and results of operations actually would have been had we been a stand-alone taxable corporation operating under the Distribution Agreement for the periods presented or (ii) to project our financial performance for any future period.

DREAMWORKS ANIMATION

PRO FORMA COMBINED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2003

	Historical	Adjustments		Pro Forma

	(In thousands except per share data)
Revenue from affiliate	$300,986	$(134,198	)(1)	$166,788 (2)
Merchandising and licensing revenue	—	6,060	(3)	6,060

Operating revenue(3)	300,986	(128,138)		172,848
Costs of revenue	438,959	(144,801	)(4)	294,158

Gross profit (loss)	(137,973)	16,663		(121,310)
Provision for doubtful accounts	824	—		824
Selling, general and administrative expenses	28,498	(12,633	)(5)	15,865

Operating income (loss)	(167,295)	29,296		(137,999)
Interest income (expense), net	(12,360)	—		(12,360)
Other income (expense), net	(3,145)	—		(3,145)

Total income (loss) before income taxes	(182,800)	29,296		(153,504)
Provision for income taxes	(1,839)	(580	)(6)	(2,419)

Income (loss) before cumulative effect of accounting change	(184,639)	28,716		(155,923)
Cumulative effect of accounting change	(2,522)	—		(2,522)

Net income (loss)	$(187,161)	$28,716		$(158,445)

Pro forma:
Basic and Diluted loss per share before cumulative effect of accounting change(7)				$(2.03)
Basic and diluted net loss per share(7)				$(2.07)
Shares used in computing pro forma net loss per share
Basic and Diluted(7)				76,636

(1)	Reflects the reduction in operating revenue that would have occurred had the Distribution Agreement been in effect as of January 1, 2003. Under the terms of the Distribution Agreement, DreamWorks Studios would have been entitled to retain a distribution fee equal to 8.0% of revenue (without deduction for any distribution and marketing costs or third-party distribution and fulfillment services fees) with respect to our films, or approximately $23.4 million. DreamWorks Studios would also have been entitled to recoup distribution and marketing costs out of this revenue in the amount of approximately $104.8 million.

(2)	Distribution and marketing costs for our films incurred prior to the effective date of the Distribution Agreement are reflected in costs of revenue in our historical financial statements for the year ended December 31, 2002. Had we given pro forma effect to the Distribution Agreement in 2002, these expenses, to the extent they would not have been recouped in 2002, would have reduced our pro forma operating revenue in 2003.

(3)	Following the effectiveness of the Distribution Agreement, most of our revenue will be derived from DreamWorks Studios. As a result, for so long as DreamWorks Studios is an affiliated party, we will reflect revenue from DreamWorks Studios as revenue from affiliate. Historical operating revenue is reflected in revenue from affiliate. The pro forma adjustment for merchandising and licensing revenue has been included to show the amount of revenue we earned in this market. DreamWorks Studios’ distribution fee will not apply to merchandising and licensing revenue.

(4)	In addition to the other adjustments noted in the following paragraph, the pro forma adjustment reflects a reduction in distribution and marketing costs of approximately $142.0 million as these costs are borne by DreamWorks Studios under the terms of the Distribution Agreement. This amount does not match the $104.8 million of marketing and distribution costs noted in footnote 1 above that DreamWorks Studios would have recouped under the Distribution Agreement for the following reasons. To the extent distribution and marketing costs were incurred during 2003, but the related film was released in 2004, the costs are deducted in our pro forma costs of revenue but there is no corresponding reduction to pro forma revenue. Likewise, in the situation where distribution and marketing costs exceeded the amount of revenue generated by a film that was released in 2003, pro forma costs of revenue are reduced by the amount of distribution and marketing costs (as well as the 8% distribution fee), but pro forma revenue is reduced only to the extent that revenue was generated by the film in the period. For the 2003 pro forma period, distribution and marketing costs were incurred but revenue from the related film either (i) had not been generated because the film had not been released (as was the case with Shrek 2) or (ii) was insufficient to recoup 100% of the distribution and marketing costs and the 8% distribution fee related to it (as was the case with Sinbad: Legend of the Seven Seas).

This adjustment also reflects the elimination of distribution and fulfillment services fees payable primarily to Universal Studios and CJ Entertainment, in the amount of approximately $9.9 million, as these costs are solely borne by DreamWorks Studios pursuant to the Distribution Agreement. These reductions are partially offset by an increase in production costs amortization of approximately $7.2 million as, under the individual-film-forecast-computation-method, the revenue that we would have recognized in this period would have represented a higher proportion of the total revenue that we would have estimated our released films to ultimately produce.

(5)	Reflects the elimination of allocated overhead costs that are primarily related to the salaries and benefits of employees in DreamWorks Studios’ distribution and marketing departments, as these costs will be solely borne by DreamWorks Studios pursuant to the Distribution Agreement.

(6)	Reflects additional federal and state income taxes that we would have been required to pay had we been a taxable corporation since January 1, 2003.

(7)	Pro forma basic and diluted per share amounts are calculated using the number of shares of common stock that were outstanding immediately following our separation from DreamWorks Studios as if such shares were outstanding for all periods presented, excluding 3,501,007 shares which will be granted upon consummation of the offering.

DREAMWORKS ANIMATION

PRO FORMA COMBINED STATEMENT OF OPERATIONS

For the Six Months Ended June 30, 2004

	Historical	Adjustments		Pro Forma

	(In thousands except per share data)
Revenue from affiliate	$341,118	$(173,094	)(1)	$168,024
Merchandising and licensing revenue	—	13,462	(2)	13,462

Operating revenue(2)	341,118	(159,632)		181,486
Costs of revenue	198,215	(138,515	)(3)	59,700

Gross profit (loss)	142,903	(21,117)		121,786
Provision for doubtful accounts	1,761	—		1,761
Selling, general and administrative expenses	17,274	(7,356	)(4)	9,918

Operating income (loss)	123,868	(13,761)		110,107
Interest income (expense), net	(6,789)	—		(6,789)
Other income (expense), net	4,127	—		4,127

Total income (loss) before income taxes	121,206	(13,761)		107,445
Provision for income taxes	(528)	(40,430	)(5)	(40,958)

Net income (loss)	$120,678	$(54,191)		$66,487

Pro forma:
Basic net income per share(6)				$0.87
Diluted net income per share(7)				$0.86

Shares used in computing pro forma:
Basic net income per share(6)				76,636
Diluted net income per share(7)				77,123

(1)	Reflects the reduction in operating revenue that would have occurred had the Distribution Agreement been in effect as of January 1, 2003. Under the terms of the Distribution Agreement, DreamWorks Studios would have been entitled to retain a distribution fee equal to 8.0% of revenue (without deduction for any distribution and marketing costs or third-party distribution and fulfillment services fees) with respect to our films, or approximately $25.3 million. DreamWorks Studios would also have been entitled to recoup distribution and marketing costs out of this revenue in the amount of approximately $134.4 million.

(2)	Following the effectiveness of the Distribution Agreement, most of our revenue will be derived from DreamWorks Studios. As a result, for so long as DreamWorks Studios is an affiliated party, we will reflect revenue from DreamWorks Studios as revenue from affiliate. Historical operating revenue is reflected in revenue from affiliate. The pro forma adjustment for merchandising and licensing revenue has been included to show the amount of revenue we earned in this market. DreamWorks Studios’ distribution fee will not apply to merchandising and licensing revenue.

(3)	In addition to the other adjustments noted in the following paragraph, the pro forma adjustment reflects a reduction in distribution and marketing costs of approximately $118.3 million, as these costs are borne by DreamWorks Studios under the terms of the Distribution Agreement. This amount does not match the $134.4 million of marketing and distribution costs noted in footnote 1 above that DreamWorks Studios would have recouped under the Distribution Agreement. To the extent distribution and marketing costs were incurred during the first half of 2004, but the related film will be released in the second half of 2004, the costs are deducted in our pro forma costs of revenue but there is no corresponding reduction to pro forma revenue. Likewise, in the situation where distribution and marketing costs exceeded the amount of revenue generated by a film that was released during the first half of 2004, pro forma costs of revenue are reduced by the amount of distribution and marketing costs (as well as the 8% distribution fee), but pro forma revenue is reduced only to the extent that revenue was generated by the film in the period. For the pro forma period for the first half of 2004, distribution and marketing costs related to Shark Tale were incurred but revenue from the film had not been generated because the film had not been released.

In addition, unlike in 2003, in the first half of 2004 pro forma revenue is reduced for films that were released in 2003, but had not recouped all of the distribution and marketing costs and the 8% distribution fee associated with the film in 2003. The carry over amount that reduces revenue in the first half of 2004 is equal to the shortfall. No deduction is made to pro forma costs of revenue for such a film if, as is likely to be the case, no distribution or marketing costs are incurred. In addition, the pro forma adjustment to revenue reflects the elimination of distribution and fulfillment services fees payable primarily to Universal Studios and CJ Entertainment, in the amount of approximately $4.0 million, as these costs are solely borne by DreamWorks Studios pursuant to the Distribution Agreement. In addition, reflects a decrease in production costs amortization of approximately $16.2 million as, under the individual-film-forecast-computation-method, the revenue that we would have recognized in this period would have represented a lower proportion of the total revenue that we would have estimated our released films to ultimately produce.

(4)	Reflects the elimination of allocated overhead costs that are primarily related to the salaries and benefits of employees in DreamWorks Studios’ distribution and marketing departments, as these costs will be solely borne by DreamWorks Studios pursuant to the Distribution Agreement.

(5)	Reflects federal and state income taxes that we would have been required to pay, if any, had we been a taxable corporation since January 1, 2003.

(6)	Pro forma basic net income per share is calculated using the number of shares of common stock that were outstanding immediately following our separation from DreamWorks Studios as if such shares were outstanding for all periods presented, excluding 3,501,007 shares which will be granted upon consummation of the offering.

(7)	Pro forma diluted net income per share is calculated using the number of shares of common stock that were outstanding immediately following our separation from DreamWorks Studios as if such shares were outstanding for all periods presented, diluted by 486,944 shares of our Class A common stock with respect to the DreamWorks Studios equity-based compensation awards that were converted into equity-based compensation awards of DreamWorks Animation in connection with the offering. Equity awards totaling 3,501,007 shares being granted upon consummation of the offering have been excluded.

DREAMWORKS ANIMATION

PRO FORMA COMBINED BALANCE SHEET

As of June 30, 2004

	Historical	Adjustments		Pro Forma

	(In thousands)
ASSETS
Cash and cash equivalents	$10	$—		$10
Accounts receivable, net of allowance for doubtful accounts and reserve for returns	110,721	(104,477	)(1)	6,244
Receivables from employees	2,226	—		2,226
Receivable from affiliate	—	104,477	(1)	34,863	(4)
		(8,358	)(2)
		(61,256	)(3)
Film inventories	574,308			574,308
Property, plant, and equipment, net of accumulated depreciation and amortization	82,726	—		82,726
Deferred costs, net of amortization	1,389	—		1,389
Goodwill	26,462	—		26,462
Other assets	1,715	—		1,715

Total assets	$799,557	$(69,614)		$729,943

LIABILITIES AND OWNER’S EQUITY
Liabilities
Accounts payable	$6,061	$—		$6,061
Accrued liabilities	121,444	(995	)(3)	59,193
		(61,256	)(3)
Advances and unearned revenue	123,958	—		123,958
Obligations under capital lease	3,369	—		3,369
Debt allocated by DreamWorks Studios	396,288	—		396,288
Other debt	86,736	—		86,736

Total liabilities	737,856	(62,251)		675,605
Non-controlling minority interest	2,941	—		2,941
Owner’s equity	58,760	(7,363	)(5)	51,397

Total liabilities and owner’s equity	$799,557	$(69,614)		$729,943

(1)	Reflects the reduction of accounts receivable related to amounts which would be collected by DreamWorks Studios pursuant to the Distribution Agreement. Accordingly, the amount has been reclassified as a receivable from affiliate.

(2)	Reflects the recording of an accrual relating to the 8% distribution fee that we would be obligated to pay on the June 30, 2004 accounts receivable collected by DreamWorks Studios pursuant to the Distribution Agreement.

(3)	Reflects a reduction in accrued liabilities relating to: (i) distribution and marketing costs of approximately $61.3 million, as payment of these liabilities will be borne by DreamWorks Studios under the terms of the Distribution Agreement. Such amounts would be recouped by DreamWorks Studios out of the proceeds received from the distribution of our films. Accordingly, this liability has been reclassified as a reduction to a receivable from an affiliate; and (ii) distribution and fulfillment services fees payable primarily to Universal Studios and CJ Entertainment of approximately $1.0 million, as these costs would be borne solely by DreamWorks Studios pursuant to the Distribution Agreement.

(4)	Reflects remaining amounts after the reclassifications and reductions described in footnotes (1), (2) and (3) that would be owed to us after DreamWorks Studios recoups distribution fees and costs it has incurred.

(5)	Reflects the impact to owner’s equity relating to the adjustments which: (i) accrue the 8% distribution fee on uncollected accounts receivable as of June 30, 2004 and (ii) reverse the liability recorded for distribution and fulfillment service fees.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Owner

DreamWorks Animation

      We have examined the pro forma adjustments reflecting the transaction as described in the introduction to the pro forma combined financial statements and the application of those adjustments to the historical amounts in the accompanying pro forma combined statement of operations of DreamWorks Animation for the year ended December 31, 2003. The historical combined financial statements are derived from the historical combined financial statements of DreamWorks Animation, which were audited by us, appearing elsewhere herein. Such pro forma adjustments are based upon management’s assumptions as described in the notes to the pro forma financial statements and the introduction thereto. DreamWorks Animation’s management is responsible for the pro forma financial information. Our responsibility is to express an opinion on the pro forma financial information based on our examination.

      Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included such procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

      In addition, we have reviewed the pro forma adjustments and the application of those adjustments to the historical amounts in the accompanying pro forma combined balance sheet of DreamWorks Animation as of June 30, 2004, and the pro forma combined statement of operations for the six months then ended. The historical combined financial statements are derived from the historical unaudited combined financial statements of DreamWorks Animation, which were reviewed by us, appearing elsewhere herein. Such pro forma adjustments are based upon management’s assumptions as described in the notes to the pro forma financial statements and the introduction thereto. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management’s assumptions, the pro forma adjustments, and the application of those adjustments to historical financial information. Accordingly, we do not express such an opinion on the pro forma adjustments or the application of such adjustments to the pro forma combined balance sheet as of June 30, 2004, and the pro forma combined statement of operations for the six months then ended.

      The objective of this pro forma financial information is to show what the significant effects on the historical financial information might have been had the transaction occurred at an earlier date. However, the pro forma combined financial statements are not necessarily indicative of the results of operations or related effects on financial position that would have been attained had the transaction actually occurred earlier.

      In our opinion, management’s assumptions provide a reasonable basis for presenting the significant effects directly attributable to the above-mentioned transaction described in the notes to the pro forma financial statements and the introduction thereto, the related pro forma adjustments give appropriate effect to those assumptions, and the pro forma column reflects the proper application of those adjustments to the historical combined financial statement amounts in the pro forma combined statement of operations for the year ended December 31, 2003.

      Based on our review, nothing came to our attention that caused us to believe that management’s assumptions do not provide a reasonable basis for presenting the significant effects directly attributable to the above-mentioned transaction described in the notes and introduction, that the related pro forma adjustments do not give appropriate effect to those assumptions, or that the pro forma column does not reflect the proper application of those adjustments to the historical combined financial statement amounts in the pro forma combined balance sheet as of June 30, 2004, and the pro forma combined statement of operations for the six months then ended.

/s/ ERNST & YOUNG LLP

Los Angeles, California

October 7, 2004

SELECTED FINANCIAL DATA

      The following table sets forth our selected financial information derived from our unaudited combined financial statements as of and for the years ended December 31, 1999 and 2000, the audited combined financial statements as of and for the years ended December 31, 2001, 2002 and 2003, and the unaudited combined financial statements for the six months ended June 30, 2003 and as of and for the six months ended June 30, 2004. The historical selected financial information may not be indicative of our future performance as a stand-alone company. The historical selected financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the combined financial statements and notes to our combined financial statements and the unaudited pro forma combined financial statements and notes to our unaudited pro forma combined financial statements included elsewhere in this prospectus.

Combined Statement of Operations Data

						Six Months Ended
	Year Ended December 31,					June 30,

	1999	2000	2001	2002	2003	2003	2004

	(Unaudited)		(Audited)			(Unaudited)

	(In thousands except per share data)
Operating revenue	$397,437	$298,729	$661,144	$434,324	$300,986	$118,524	$341,118
Costs of revenue	340,320	372,968	509,090	391,214	438,959	194,704	198,215

Gross profit (loss)	57,117	(74,239)	152,054	43,110	(137,973)	(76,180)	142,903
Provision (benefit) for doubtful accounts	—	—	(136)	2,300	824	373	1,761
Selling, general and administrative expenses	52,779	33,830	49,540	32,622	28,498	14,769	17,274

Operating income (loss)	4,338	(108,069)	102,650	8,188	(167,295)	(91,322)	123,868
Interest income (expense), net	19	(6,212)	(812)	(3,940)	(12,360)	(7,483)	(6,789)
Other income (expense), net	(100)	212	(15,405)	(27,124)	(3,145)	(15,004)	4,127

Income (loss) before income taxes and cumulative effect of accounting changes	4,257	(114,069)	86,433	(22,876)	(182,800)	(113,809)	121,206
Provision for income taxes	(176)	(1,400)	(1,434)	(2,191)	(1,839)	(885)	(528)

Income (loss) before cumulative effect of accounting changes	4,081	(115,469)	84,999	(25,067)	(184,639)	(114,694)	120,678
Cumulative effect of accounting changes	—	—	(82,743)	—	(2,522)	—	—

Net income (loss)	$4,081	$(115,469)	$2,256	$(25,067)	$(187,161)	$(114,694)	$120,678

Unaudited pro forma financial information
Pro Forma income (loss) before cumulative effect of accounting changes(1)	$4,081	$(115,469)	$50,502	$(25,067)	$(184,639)	$(114,694)	$77,026
Pro Forma net income (loss)(1)	$4,081	$(115,469)	$(794)	$(25,067)	$(187,161)	$(114,694)	$77,026
Basic income (loss) per share before cumulative effect of accounting changes(2)	$0.05	$(1.51)	$0.66	$(0.33)	$(2.41)	$(1.50)	$1.01
Basic net income (loss) per share(2)	$0.05	$(1.51)	$(0.01)	$(0.33)	$(2.44)	$(1.50)	$1.01
Diluted income (loss) per share before cumulative effect of accounting changes	$0.05	$(1.51)	$0.65	$(0.33)	$(2.41)	$(1.50)	$1.00
Diluted net income (loss) per share(3)	$0.05	$(1.51)	$(0.01)	$(0.33)	$(2.44)	$(1.50)	$1.00
Shares used in computing unaudited pro forma net income (loss) per share
Basic(2)	76,636	76,636	76,636	76,636	76,636	76,636	76,636
Diluted(3)	77,123	76,636	77,123	76,636	76,636	76,636	77,123

(1)	Pro forma income (loss) before cumulative effect of accounting changes and pro forma net income (loss) represents the amounts that would have been recorded had we been incorporated and paid taxes historically.

(2)	Pro forma basic per share amounts are calculated using the number of shares of common stock that was outstanding immediately following our separation from DreamWorks Studios as if such shares were outstanding for all periods presented, excluding 3,501,007 shares which were granted in connection with the offering.

(3)	Unless the effects are anti-dilutive, pro forma diluted per share amounts are calculated using the number of shares of common stock that was outstanding immediately following our separation from DreamWorks Studios as if such shares were outstanding for all periods presented, diluted by 486,944 shares of our Class A common stock with respect to the DreamWorks Studios equity-based compensation awards being converted into equity-based compensation awards of DreamWorks Animation upon the consummation of the offering. Equity awards totalling 3,501,007 shares being granted upon consummation of the offering have been excluded.

Combined Balance Sheet Data

	December 31,					June 30,

	1999	2000	2001	2002	2003	2004

	(Unaudited)		(Audited)			(Unaudited)

	(In thousands)
Assets
Cash and cash equivalents	$667	$164	$835	$3	$41	$10
Accounts receivable, net of allowance for doubtful accounts and reserve for returns	120,723	147,082	313,966	150,915	132,329	110,721
Receivables from employees	1,782	2,544	1,360	2,080	2,480	2,226
Film inventories	501,559	516,019	444,207	477,613	427,463	574,308
Property, plant and equipment, net of accumulated depreciation and amortization	13,470	11,505	13,250	15,375	85,064	82,726
Investments in joint ventures	3,614	—	—	—	—	—
Deferred costs, net of amortization	118	—	—	1,986	1,641	1,389
Goodwill	—	25,998	26,462	26,462	26,462	26,462
Other assets	25	299	298	578	1,644	1,715

Total assets	$641,958	$703,611	$800,378	$675,012	$677,124	$799,557

Liabilities and Owner’s Equity (Deficiency)
Accounts payable	$1,871	$5,323	$13,382	$1,994	$1,615	$6,061
Accrued liabilities	45,251	76,009	122,235	112,645	97,280	121,444
Advances and unearned revenue	17,758	27,568	11,090	65,197	89,009	123,958
Obligations under capital leases	6,150	5,595	5,001	4,375	3,732	3,369
Debt allocated by DreamWorks Studios	283,975	105,999	168,461	313,814	418,379	396,288
Other debt	—	—	—	—	76,612	86,736

Total liabilities	355,005	220,494	320,169	498,025	686,627	737,856
Non-controlling minority interest	—	—	—	—	2,941	2,941
Owner’s equity (deficiency)	286,953	483,117	480,209	176,987	(12,444)	58,760

Total liabilities and owner’s equity (deficiency)	$641,958	$703,611	$800,378	$675,012	$677,124	$799,557

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

      This management’s discussion and analysis of financial condition and results of operations contains forward-looking statements that involve risks and uncertainties. Please see “Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. You should read the following discussion in conjunction with our audited and unaudited combined financial statements, the notes to our audited combined financial statements, our unaudited pro forma combined financial statements and the notes to our unaudited pro forma combined financial statements included elsewhere in this prospectus. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including but not limited to those listed under “Risk Factors” and included in other portions of this prospectus.

Overview

      We have been developing and producing animated films as a division of DreamWorks Studios since its formation in 1994 and our assets, liabilities and operating results have been included in DreamWorks Studios’ financial statements since that time. As part of our separation from DreamWorks Studios, on the date of effectiveness of the registration statement of which this prospectus forms a part, DreamWorks Studios will contribute to us, by way of merger or otherwise, the subsidiaries, assets and liabilities that have comprised its animation business. Please see “Related Party Agreements — Separation Agreement” for a description of the separation.

      Our audited combined financial statements, which are discussed below, reflect the historical position, results of operations and cash flows of the businesses that will be transferred to us from DreamWorks Studios pursuant to the separation. The financial information included in this prospectus, however, does not reflect what our financial position, results of operations and cash flows will be in the future or what our financial position, results of operations and cash flows would have been in the past had we been a separate, stand-alone company during the periods presented.

     Sources of Revenue

      Our feature films are the source of substantially all of our revenue, which is derived through their worldwide exploitation in sequential domestic and international distribution channels, typically beginning with domestic theatrical exhibition. Historically, we have released an average of one film per year. In the future, we expect to release two films per year. In addition, in the past, our sources of revenue have principally been the domestic and international theatrical, home video and television markets, although we have also derived revenue from ancillary sources, such as through the merchandising and licensing of our characters and films. Under the Distribution Agreement, which is described below, receipts from the domestic and international theatrical exhibition of a film will be used by DreamWorks Studios to recover the distribution and marketing expenses it incurs for the film and to cover its distribution fee relating to these markets. Accordingly, we will only record revenue from domestic theatrical receipts to the extent they exceed these costs. In addition, we expect that our revenue will be principally derived from the home video and television markets and from the same ancillary sources as in the past. Because DreamWorks Studios will be recouping distribution and marketing costs and its distribution fee, our revenue from theatrical markets will be significantly lower than it would have been had we not entered the Distribution Agreement.

      Historically, there has been a close correlation between domestic box office success and home video and international theatrical box office success, such that films that achieve high domestic box office receipts also tend to sell large numbers of home videos and achieve a high international theatrical box office gross. In addition, license fees derived from pay and broadcast television are often based on the box office success of a film. Therefore, we consider domestic box office sales to be the most important indicator of how much revenue our films will ultimately generate. Regardless of the number of films we make or how we report our revenue, our revenue will always be dependent on the performance of our films.

      Our films are distributed in foreign countries and, in recent years, we have derived approximately one-third of our revenue from foreign sources. As a result, fluctuations in foreign currency exchange rates can adversely affect our business, results of operations and cash flow. Due to the nature of the distribution agreements that have been in place at DreamWorks Studios, whereby DreamWorks Studios has not been responsible for collecting foreign currency, there is a relatively short period between revenue recognition and cash payment under those agreements. As a result, neither we nor DreamWorks Studios generally have hedged foreign currency exchange risks associated with those distribution agreements (although we have used hedging transactions in connection with foreign currency denominated production costs), and we do not expect to do so in the future.

      Our historical financial statements do not reflect any material allocations of revenue from DreamWorks Studios and we do not expect any material allocations in the future.

     Costs of Revenue and Selling, General and Administrative Expenses

      Historically, our costs of revenue have included distribution and marketing costs; third-party distribution and fulfillment services fees; the amortization of capitalized production, overhead and interest costs; contingent compensation and residual costs; and write-offs of film inventory for unreleased films. Selling, general and administrative expenses include salaries, employee benefits, rent and other routine overhead expenses described below under “— Allocations,” net of expenses included in capitalized overhead. Over the past decade, expenses in the motion picture industry have increased rapidly as a result of increased production costs and distribution and marketing costs. See “Risk Factors — The costs of producing and marketing feature films have steadily increased and may increase in the future, which may make it more difficult for a film to generate a profit or compete against other films.”

      Distribution and marketing costs consist primarily of the costs of advertising, preparing release prints and manufacturing home video units. The costs of advertising a CG animated feature film for the theatrical market are significant and typically involves national and target market media campaigns, as well as public appearances of the film’s stars. In addition, there are significant advertising costs associated with other distribution channels, such as home video marketing.

      Capitalized production costs include all of the costs incurred to develop and produce animated films, which primarily consist of salaries and fringe benefits for animators and voice talent (which, in the case of sequels such as Shrek 2, can be significant), equipment and other direct operating costs. Capitalized production overhead generally represents the salaries of individual employees or entire departments with exclusive or significant responsibilities for the production of our films.

      We are responsible for certain compensation paid to creative participants, such as writers, producers, directors, voice talent, animators and other persons associated with the production of a film, which is dependent on the performance of the film and is based on factors such as domestic box office and total revenue recognized by the distributor related to the film. In some cases, particularly with respect to sequels (such as Shrek 2), these contingent compensation costs can be significant. We are also responsible for residuals, which are payments based on similar factors and generally made to third-parties pursuant to collective bargaining, union or guild agreements or for providing certain services such as recording or synchronization services. Accordingly, residual payments generally increase as total revenue for a film increases.

      Under the Distribution Agreement, our costs of revenue will include the amortization of capitalized production, overhead and interest costs, contingent compensation and residual costs and write-offs of film inventory for unreleased films, but generally will not include distribution and marketing costs or third-party distribution and fulfillment services fees. Distribution and marketing costs will be included in our costs of revenue only to the extent that we cause DreamWorks Studios to make additional expenditures in excess of agreed amounts or to the extent we become obligated under the Universal Agreements. See “Related Party Agreements — Distribution Agreement” and “Related Party Agreements — DreamWorks Studios’ Agreements with Universal Studios.” Our selling, general and administrative expenses will no longer include allocated costs of DreamWorks Studios’ selling and marketing departments. After the separation, our selling, general and administrative expenses will include payments to DreamWorks Studios under the Services

Agreement described below for services it will provide to us, as well as costs we incur for providing the services on our own, net of reimbursement for services we provide to DreamWorks Studios under the Services Agreement. We expect that we will have additional general and administrative expenses as a result of becoming a public company.

      In connection with our separation from DreamWorks Studios, we issued various equity awards to our employees and advisors, as well as to employees of DreamWorks Studios as described below. We issued fully vested shares to our and DreamWorks Studios’ employees who had fully vested awards granted by DreamWorks Studios on an equivalent value basis. Outstanding unvested equity awards previously issued by DreamWorks Studios were exchanged for equity awards granted by us with the same intrinsic value and remaining vesting terms. Awards to certain of our key employees will vest only in the event that certain performance criteria are met. We also granted fully vested stock to certain of our and DreamWorks Studios’ employees and advisors and expect to record a charge of approximately $20 million to our statement of operations immediately upon the grant of these awards to our employees and advisors. In addition to the compensation recorded for fully vested stock, we will record deferred compensation related to grants of unvested awards to our employees, including awards granted upon conversion of awards as described above, of approximately $64 million that will be amortized over a four to seven year period. We expect to account for our vested and unvested equity awards granted to employees of DreamWorks Studios as a dividend to DreamWorks Studios determined based upon the fair value of the awards at the date of grant.

      As described in Note 1 to our audited combined financial statements, Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” allows companies to either expense the estimated fair value of equity awards or to continue to use the intrinsic value method of determining stock-based compensation. We continue to use the intrinsic value method, but will be required to disclose the potential impacts on our financial statements had we used the fair value method. We have not yet determined the fair value of the equity awards, described above, that we granted upon the separation from DreamWorks Studios. However, we have made preliminary estimates of the impact on our financial statements, and currently believe that our annual compensation expense would likely range from $20 million to $30 million, annually. This estimate is subject to change upon the completion of our analysis.

      Changes to our underlying stock price or satisfaction of performance criteria could significantly impact compensation expense to be recognized in future periods. In addition, future grants of equity awards will result in additional compensation expense in future periods.

     Allocations

      Our audited combined financial statements included in this prospectus include allocations of the combined assets, liabilities and expenses of DreamWorks Studios and DreamWorks Animation. As an operating division of DreamWorks Studios, we have historically been allocated a portion of DreamWorks Studios’ total overhead expenses for the marketing and distribution of all DreamWorks Studios’ films (including our films), and for corporate functions, such as executive management, finance, accounting, legal, human resources, facilities management, insurance and information technology. In general, these allocations have been calculated based on the percentage that our films, headcount, revenue or other criteria constitute of the total films, headcount, revenue or other criteria of DreamWorks Studios (which amounts include our films, headcount, revenue or other criteria). In the future, to the extent that DreamWorks Studios provides these or other services to us that are not covered by the Distribution Agreement, we will reimburse DreamWorks Studios pursuant to the Services Agreement, which is described elsewhere in this prospectus under “Related Party Agreements — Services Agreement.” A brief description of these services is also included below.

      Worldwide Marketing and Distribution: Historically, certain overhead expenses for the marketing and distribution of our films have been allocated to us by DreamWorks Studios. These costs include the salaries, fringe benefits and operating expenses of the employees in DreamWorks Studios’ theatrical, home video, marketing and television sales/distribution departments. The allocation of the overhead associated with these functions has been based on several factors, including: (1) marketing costs incurred for our films as a percentage of marketing costs incurred for all DreamWorks Studios’ films; (2) the number of films we have released as a percentage of all DreamWorks Studios’ films released in a given year and (3) estimates of time spent on our releases as a percentage of time spent on all DreamWorks Studios’ releases. Although DreamWorks Studios has historically allocated a portion of the overhead costs of these departments to us, these services will be provided to us in the future pursuant to the Distribution Agreement.

      Executive Management: Executive management expense is comprised of the expenses relating to DreamWorks Studios’ principals, chief operating officers, and their respective administrative staffs, including costs associated with transportation. These costs have historically been allocated to us based on a combination of (1) revenue generated by us as a percentage of DreamWorks Studios’ consolidated revenue and (2) our headcount as a percentage of DreamWorks Studios’ consolidated headcount. In the future, we expect that executive management expense, including costs associated with transportation, will be incurred directly by us.

      Finance and Accounting: DreamWorks Studios has historically allocated accounting and finance services related costs, including the costs of financial systems, to us based on several factors, including: (1) revenue generated by us as a percentage of DreamWorks Studios’ consolidated revenue; (2) our headcount as a percentage of DreamWorks Studios’ total headcount and (3) time spent on our finance projects as a percentage of time spent on all DreamWorks Studios’ finance projects. In the future, we expect to directly incur the costs of some accounting and finance services, such as strategic planning, financial reporting, treasury and investor relations. Other accounting and finance services, such as billing and collection of receivables (except receivables derived from rights retained by us, such as licensing and merchandising rights) and contingent compensation and residual reporting oversight services, will be provided pursuant to the Distribution Agreement. As a result, DreamWorks Studios will no longer allocate any of these costs to us. We expect that DreamWorks Studios will provide other accounting services to us, such as payroll, pursuant to the Services Agreement.

      Legal and Business Affairs: Costs related to legal and business affairs services, other than outside legal fees and film specific trademark related expenses, which have been directly charged to us, have historically been allocated to us based on actual time spent by DreamWorks Studios’ attorneys on matters related primarily to us or our films. In the future, we expect to directly incur the costs of most legal and business affairs services, either through our employees or through our direct retention of outside legal counsel. However, some legal and business affairs services, such as work related to employment and music law, we expect will be provided to us by attorneys employed by DreamWorks Studios under the Services Agreement. We will reimburse DreamWorks Studios for these services pursuant to the Services Agreement.

      Human Resources: DreamWorks Studios has historically allocated some human resources costs, including management, benefits administration and employee relations to us based on our headcount as a percentage of the consolidated headcount of DreamWorks Studios. Other costs related to human resources, such as recruiting and relocation costs have been directly incurred by us. In the future, we expect to directly incur the costs associated with human resources management and employee relations. We expect DreamWorks Studios to provide other services, such as benefits management, for which we would reimburse DreamWorks Studios for these services pursuant to the Services Agreement.

      Occupancy and Facilities Management: The costs of facilities management and mail services have been allocated to us historically based on the square footage that we have occupied at our Glendale animation campus and our Redwood City production facility as a percentage of total square footage of all DreamWorks Studios’ facilities. In the future, we expect to incur the costs of facilities management and mail services directly. We will charge a portion of our occupancy costs to DreamWorks Studios pursuant to the Glendale lease arrangement. See “Related Party Agreements — Glendale Lease.”

      Insurance: Property insurance premiums have historically been allocated to us based on our insurable asset values as a proportion of DreamWorks Studios’ total insurable asset values, based on the asset’s fair market or replacement value as determined at the time of premium renewal. The insurance premiums for policies such as errors and omissions, directors and officers, travel, and excess liability, have historically been allocated to us based on (1) our headcount as a percentage of the consolidated headcount of DreamWorks

Studios and (2) the number of films we have released as a percentage of all DreamWorks Studios’ films released in a given year. In the future, we expect to directly incur all insurance costs.

      Information Technology: DreamWorks Studios has historically allocated to us the costs of network infrastructure and administrative desktop computer support. This allocation has been based on our headcount as a percentage of total DreamWorks Studios’ headcount, in each case excluding the headcount of our Redwood City facility, as the costs related to Redwood City have been directly incurred by us. In the future, we expect DreamWorks Studios will provide network infrastructure and administrative desktop support services to us, and we will reimburse DreamWorks Studios for these services, pursuant to the Services Agreement. For telecommunications, we have historically been allocated a fixed fee for every telephone user, which includes the costs of the equipment and related maintenance and support costs. We have also been charged for actual local and long distance usage.

      Other Allocations: We have historically been allocated certain other costs, including (1) costs to track, deliver and store various film and film related content (for example, film elements, photos and artwork); (2) costs to oversee dubbing of our films and (3) costs to oversee the placement of musical content in our films. In the future, we will directly incur some of these costs, such as the placement of musical content in our films. DreamWorks Studios will provide some of these services to us, such as the dubbing of our films, as set forth in the Distribution Agreement. Other of these services, such as the costs of storing various film and film related content, will be provided to us, and we will reimburse DreamWorks Studios pursuant to the Services Agreement.

      Debt, Interest and Other Expense Allocations: DreamWorks Studios has historically allocated to us debt and interest expense associated with its debt, and other income and expense associated with its interest rate swap agreements. This allocation has been based on the proportion of capital invested in our films in production as a percentage of total capital invested by DreamWorks Studios in all films in production. A portion of this allocated interest expense has been capitalized to film inventory. In connection with our separation from DreamWorks Studios, we do not expect to assume any obligations with respect to any of DreamWorks Studios’ interest rate swap agreements other than those associated with the Glendale animation campus indebtedness. In the future, to the extent we incur debt and interest expense, we will do so directly.

     Distribution and Services Agreements

      We have entered into several agreements with DreamWorks Studios in connection with our separation, including the Distribution Agreement and the Services Agreement. For a more detailed description of these agreements, please see “Related Party Agreements — Distribution Agreement” and “Related Party Agreements — Services Agreement.”

      Distribution Agreement. Pursuant to the Distribution Agreement, we have granted to DreamWorks Studios the exclusive right to distribute all of our completed animated feature films, including our previously released films, throughout the world that are available for delivery through the later of (i) delivery of 12 animated feature films, beginning with Shark Tale, and (ii) December 31, 2010. However, in general, the term of the Distribution Agreement will be extended to the extent of the term, if longer, of any of DreamWorks Studios’ sub-distribution, servicing and licensing agreements that we pre-approve (such as the Universal Agreements and DreamWorks Studios’ existing arrangements with CJ Entertainment and Kadokawa Entertainment). In addition, even if we terminate our distribution relationship with DreamWorks Studios, our existing and future films generally will still be subject to the terms of pre-approved agreements. DreamWorks Studios will be responsible for (1) the domestic and international theatrical exhibition of our films, (2) the domestic and international home video exhibition of our films and direct-to-video pictures, (3) the domestic and international television licensing of our films, including pay-per-view, pay television, network, basic cable and syndication, (4) non-theatrical exhibition of our films, such as on airlines, in schools and in armed forces institutions. DreamWorks Studios has also been granted Internet, radio (for promotional purposes only) and new media rights with respect to our films. We retain all other rights to exploit our films, including the right to make sequels and commercial tie-in and promotional rights with respect to each film, as well as merchandising, interactive, literary publishing, music publishing, soundtrack, radio, legitimate stage and theme park rights. However, to the extent we wish to exploit theme park rights, we will only do so through Universal Studios for so long as Steven Spielberg has certain contractual relationships with us or if he, his wife, his or her issue (or trusts for the primary benefit of any of them) or a private charitable foundation organized by him and/or his wife directly or indirectly owns or controls our Class A common stock.

      DreamWorks Studios will be directly responsible for the initial U.S. theatrical release of all of our animated films, but may engage one or more sub-distributors and service providers for all other markets, subject to our prior written approval with respect to entities not currently so engaged by DreamWorks Studios. Pursuant to the Distribution Agreement, we are solely responsible for all of the costs of developing and producing our animated feature films and for contingent compensation and residual costs. DreamWorks Studios is responsible for all out-of-pocket costs, charges and expenses incurred in the distribution (including prints and the manufacture of home video units and distribution and fulfillment services fees payable to third-parties), advertising, marketing, publicizing and promotion of the films, and has agreed to make expenditures consistent with historical levels with respect to our films. If we make a good faith determination that the expenditure of additional distribution and marketing amounts will enhance a film’s gross receipts, we may cause DreamWorks Studios to spend additional amounts. In such a case, we will be solely responsible for advancing such additional amounts to DreamWorks Studios for those additional expenditures and we will expense such additional costs in the period in which they are incurred. The Distribution Agreement also provides that DreamWorks Studios is entitled to (i) retain a fee of 8.0% of revenue (without deduction for any distribution and marketing costs or third-party distribution and fulfillment services fees) and (ii) recoup all of its distribution and marketing costs prior to our recognizing any revenue. Once the license to distribute one of our animated films or direct-to-video pictures is acquired by DreamWorks Studios, it will have the right to exploit the animated film or direct-to-video film in the manner described above for 16 years from initial general theatrical release or 10 years from initial direct-to-video release.

      Because DreamWorks Studios will recoup its 8.0% distribution fee on a cash basis, DreamWorks Studios is entitled to receive a distribution fee on cash collections from receivables relating to our films, which will result in a charge to us of approximately $8.4 million against our net income for the three months ended September 30, 2004.

      Services Agreement. We have also entered into the Services Agreement with DreamWorks Studios that provides for certain services to be provided to us by DreamWorks Studios. The services to be provided include (i) risk management; (ii) information systems management; (iii) payroll services; (iv) legal and business affairs advisory and consulting services; (v) human resources administration; (vii) certain procurement services and (viii) other general support services. Each of these services has a separate fee structure that is reflected in the Services Agreement.

Critical Accounting Policies

     Revenue Recognition

      Both historically and under the Distribution Agreement, we have recognized and will recognize revenue from the distribution of our animated feature films when earned, as reasonably determinable in accordance with the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants Statement of Position 00-2, “Accounting by Producers or Distributors of Films” (the “SOP”). The following are the conditions that must be met in order to recognize revenue in accordance with the SOP: (i) persuasive evidence of a sale or licensing arrangement with a customer exists; (ii) the film is complete and has been delivered or is available for immediate and unconditional delivery; (iii) the license period of the arrangement has begun and the customer can begin its exploitation, exhibition or sale; (iv) the arrangement fee is fixed or determinable and (v) collection of the arrangement fee is reasonably assured.

      Revenue from the sale of home video units is recognized at the later of (i) when product is made available for retail sale or (ii) when video sales to customers are reported to us by third parties, such as fulfillment service providers or distributors. We follow the practice of providing for future returns of home video product at the time the products are sold. We calculate an estimate of future returns of product by analyzing a combination of historical returns, current economic trends, projections of consumer demand for our product and point-of-sale data available from certain retailers. Based on this information, a percentage of each sale is reserved provided that the customer has the right of return. Customers are currently given varying rights of return, from 15% up to 100%. However, although we allow various rights of return for our customers, we do not believe that these rights are critical in establishing return estimates, as other factors, such as our historical experience with similar types of sales, information we receive from retailers, and our assessment of the products appeal based on domestic box office success and other research, are more important in estimating returns. Generally, payment terms are within 90 days from the end of the month in which the product was shipped. Actual returns are charged against the reserve. Revenue associated with the licensing of home video product under revenue-sharing agreements is recorded as earned under the terms of the underlying agreements.

      Revenue from licensing and merchandising is recognized when the associated films have been released and the criteria for revenue recognition have been met. In most instances, this generally results in the recognition of revenue in periods when royalties are reported by licenses or cash is received.

      For periods prior to the effective date of the Distribution Agreement, we have recognized revenue from our films net of reserves for returns, rebates and other incentives. Under the Distribution Agreement, which has become effective as of October 7, 2004, we are entitled to recognize revenue after DreamWorks Studios (i) retains a distribution fee of 8.0% of revenue (without deduction for any distribution and marketing costs or third-party distribution and fulfillment services fees) and (ii) recovers all of its distribution and marketing costs with respect to our films. See “Related Party Agreements — Distribution Agreement.” As of October 7, 2004, DreamWorks Studios has begun retaining its 8.0% fee for all revenue recognized by it subsequent to the effective date, regardless of whether the revenue relates to a film released prior to the effective date of the Distribution Agreement and regardless of whether it has recouped the distribution and marketing expenses related to that film that it has incurred.

      Because DreamWorks Studios will be the principal distributor of our films, in accordance with the SOP, the amount of revenue that we will recognize from our films in any given period following the effective date of the Distribution Agreement will depend on the timing, accuracy and sufficiency of the information we receive from DreamWorks Studios. Although DreamWorks Studios has agreed to provide us with the most current information available to it to enable us to recognize our share of revenue, we may make adjustments to that information based on our estimates and judgments. For example, we may make adjustments to our revenue derived from home video units for estimates on return reserves, rebates and other incentives that may differ from those that DreamWorks Studios recommends. The estimates on reserves may be adjusted periodically based on actual rates of returns, inventory levels in the distribution channel, as well as other business and industry information. We will also review expense estimates and may make adjustments to these estimates in order to ensure that our revenue and gross margin are accurately reflected in our financial statements. In addition, as is typical in the movie industry, our distributor and its sub-distributors may also make subsequent adjustments to the information that they will provide and these adjustments could have a material impact on our operating results in later periods.

     Costs of Revenue

      Film Production Costs. We capitalize film production costs to film inventories in production in accordance with the provisions of the SOP. Direct film production costs include costs to develop and produce CG animated films, which primarily consists of salaries and fringe benefits for animators and voice talent, equipment and other direct operating costs. Production overhead, a component of film inventory, includes allocable costs of individuals or departments with exclusive or significant responsibility for the production of our films. In addition to the films being produced, we are also working on development of several new projects. Costs of these projects are capitalized as film inventories in development in accordance with the provisions of the SOP and are transferred to film inventories in production when a film is set for production. We evaluate each project in development and production on a quarterly basis to determine whether capitalized costs are in excess of our estimate of fair value. If they are in excess, then we write-off the excess cost and reflect these in costs of revenue. In addition, after three years, if the project is still in development and has not been set for production, it is written off and reflected in costs of revenue.

      Contingent Compensation and Residuals. Certain compensation paid to creative participants, such as writers, producers, directors, voice talent and other persons associated with the production of a film is dependent on the performance of the film, based on factors such as domestic box office and total revenue recognized by the distributor related to the film. We are also responsible for residuals, which are payments based on similar factors and generally made to third-parties pursuant to collective bargaining, union or guild agreement or for providing certain services such as recording or synchronization services. These forms of contingent compensation and residual costs are accrued in accordance with the SOP, using the individual-film-forecast-computation method, which accrues and amortizes such costs in the same ratio that current period actual revenue (numerator) bears to estimated remaining unrecognized revenue as of the beginning of the current fiscal year (denominator), as described below.

      Amortization. Once a film is released, the amount of film inventory relating to that film, including film production costs and contingent compensation and residual costs, is amortized and included in costs of revenue in the proportion that the revenue during the period for each film (“Current Revenue”) bears to the estimated total revenue to be received from all sources for each film (“Ultimate Revenue”) under the individual-film-forecast-computation method in accordance with the provision of the SOP. The amount of film costs that are amortized each quarter will therefore depend on the ratio of Current Revenue to Ultimate Revenue for each film. We make certain estimates and judgments of Ultimate Revenue to be received for each film based on information received from DreamWorks Studios, and our knowledge of the industry. Estimates of Ultimate Revenue and anticipated contingent compensation and residual costs are reviewed periodically and are revised if necessary. A change to the Ultimate Revenue for an individual film will result in an increase or decrease to the percentage of amortization of capitalized film costs relative to a previous period. Unamortized film production costs are evaluated for impairment each reporting period on a film-by-film basis in accordance with the requirements of the SOP. If estimated remaining revenue is not sufficient to recover the unamortized film inventory for that film, the unamortized film inventory will be written down to fair value determined using a net present value calculation.

      We expect that, in periods following the effectiveness of the Distribution Agreement, the amount of revenue that we recognize in the periods immediately following a film’s release will be substantially less than the amounts that we have historically recognized in similar periods, due to the fact that, under the Distribution Agreement, we will be recognizing revenue net of DreamWorks Studios’ 8.0% distribution fee and the distribution and marketing costs that it incurs. Consequently, although the total amount of production costs that are amortized for any particular film will be the same over the life of the film, the timing of the amortization will change, since amortization is calculated based on the ratio of Current Revenue to Ultimate Revenue.

      Marketing and Distribution Expenses. The costs of marketing a film consist primarily of prints and advertising costs, as well as third-party distribution and fulfillment services fees. Print costs are expensed upon the theatrical release of a film, and advertising and third-party distribution and fulfillment services fees are expensed as incurred in accordance with the SOP and are included in costs of revenue. Third-party distribution and fulfillment services fees have historically included fees earned by our distributors and fulfillment services providers, which in the periods through the effectiveness of the Distribution Agreement were primarily Universal Studios and CJ Entertainment. Manufacturing costs (including duplication and replication) related to home video units are expensed when the related product revenue is recognized. We periodically evaluate inventories of such products for impairment and obsolescence and make appropriate adjustments to their carrying value as necessary. Although our historical financial statements include these costs, as described above, pursuant to the Distribution Agreement, DreamWorks Studios will generally be responsible for all costs associated with the distribution and marketing of our films. Accordingly, in the future, while our costs of revenue will not include distribution and marketing costs and third-party distribution and fulfillment services fees, our revenue will be net of the distribution and marketing costs that DreamWorks Studios recoups, as well as its 8.0% distribution fee.

Selling, General and Administrative Expenses

      Selling, general and administrative expenses generally consist of general and administrative expenses, including allocations (historically), depreciation and non-film amortization, net of expenses included in capitalized overhead. General and administrative expenses consist of salaries, rent and other allocated overhead costs as described in allocations above. Capitalized overhead generally represents the salaries of individual employees or entire departments with exclusive or significant responsibilities for the production of our films, which we capitalize and include in production costs as described above.

Interest Expense and Other Income and Expense

      Interest expense and other income and expense historically include allocations of interest expense and other income and expense associated with DreamWorks Studios’ debt and its interest rate swap agreements, and other non-operating income and expense.

Property, Plant and Equipment

      Property, plant and equipment are recorded at the lower of cost or fair value and are depreciated on a straight-line method over the estimated useful lives of such assets. Property, plant and equipment consist primarily of our Glendale animation campus, leasehold improvements associated with our Redwood City facility, furniture and computer equipment.

Results of Operations

Six Months Ended June 30, 2004, compared to Six Months Ended June 30, 2003.

      For the six months ended June 30, 2004, our results were primarily driven by the domestic theatrical release of Shrek 2, and from continuing revenue from our library of films. This was partially offset by advertising and print costs associated with the release of Shrek 2.

      Revenue. For the six months ended June 30, 2004, revenue increased by $222.6 million, from $118.5 million to $341.1 million, as compared to the six months ended June 30, 2003. Film revenue for the six months ended June 30, 2004 was primarily driven by the success of Shrek 2 in the domestic theatrical market. Through June 30, 2004, Shrek 2 generated total revenue of $235.3 million, including revenue earned through merchandising and licensing. Sinbad: Legend of the Seven Seas and Shrek were also important contributors to revenue, with combined worldwide revenue of $77.3 million. Film revenue for the six months ended June 30, 2003 was derived primarily from worldwide home video and domestic pay television revenue from Spirit: Stallion of the Cimarron, in the amount of $44.9 million, along with its associated ancillary revenue. Also contributing to revenue in the first six months of 2003 was ongoing revenue of $41.5 million from Shrek and Chicken Run in the worldwide home video and television markets. Other library titles (Antz, Prince of Egypt, The Road to El Dorado and Joseph: King of Dreams) contributed revenue of approximately $20.4 million in the six months ended June 30, 2003, primarily from the worldwide home video and international television markets. The substantially higher revenue in the six months ended June 30, 2004 as compared to 2003 was primarily due to the success of Shrek 2 in the domestic theatrical market.

      Costs of Revenue. Costs of film revenue were $198.2 million in the six months ended June 30, 2004, as compared to $194.7 million in the six months ended June 30, 2003. For the six months ended June 30, 2004, advertising and print costs incurred in connection with the release of Shrek 2 were substantially higher than those incurred for all films in the same period of 2003. When comparing the six months ended June 30, 2004 and 2003, however, the effect of the higher marketing costs for Shrek 2 in 2004 is offset by an inventory write-down in the first six months of 2003. For the six months ended June 30, 2003, we recorded a pre-release write-down for a change in the estimated fair value of unamortized film inventory for Sinbad: Legend of the Seven Seas, which was released on July 2, 2003. Amortization of film costs for released films as a percentage of film revenue in the six months ended June 30, 2004 was 21%, compared to 48% for the six months ended June 30, 2003, which excludes the impact of the pre-release write-down of Sinbad: Legend of the Seven Seas. Amortization of film inventory as a percentage of film revenue may vary from period to period due to several factors, including: (i) changes in the mix of films earning revenue, (ii) changes in any film’s Ultimate Revenue and capitalized costs and (iii) write offs of film inventory due to changes in the estimated fair value of unamortized film inventory, as required by the SOP. The decline in amortization of film inventory as a percentage of film revenue for the first six months of 2004 was primarily due to the change in the mix of films earning revenue. Shrek 2, which has a low amortization percentage due to the size of its Ultimate Revenue, earned substantially more revenue than any of our other films in the first six months of 2004. This resulted in a lower overall amortization percentage when compared to the first six months of 2003, where substantial revenue was earned from Spirit: Stallion of the Cimarron, which had a higher amortization percentage due to the size of its Ultimate Revenue.

      Selling, General and Administrative Expenses. Total selling, general and administrative expenses were $17.3 million for the six months ended June 30, 2004 as compared to $14.8 million for the six months ended June 30, 2003. This $2.5 million increase was primarily due to an increase in sales and distribution department overhead allocated to us by DreamWorks Studios, which was due in part to our higher revenue as a percentage of DreamWorks Studios’ consolidated revenue. We expect that selling, general and administrative expenses will be reduced in future periods to the extent that we are no longer allocated overhead costs for selling and marketing. However, this reduction will be offset to the extent of increases in general and administrative and compliance costs that result from our becoming a public company.

      Interest Expense and Other Income and Expense. Total interest expense and other income was $(2.7) million for the six months ended June 30, 2004 as compared to total interest expense and other expense of $(22.5) million for the six months ended June 30, 2003. This $19.8 million decrease in expense was primarily due to other income and expense associated with interest rate swap agreements allocated to us by DreamWorks Studios. For the six months ended June 30, 2004 DreamWorks Studios allocated to us $12.2 million in unrealized gains associated with these interest rate swap agreements. For the six months ended June 30, 2003, DreamWorks Studios allocated to us $7.5 million in unrealized losses associated with these interest rate swap agreements. This was partially offset by an increase in interest expense allocated to us by DreamWorks Studios for the six months ended June 30, 2004, as compared to 2003.

      Operating Results. The six months ended June 30, 2004 resulted in operating income of $123.9 million and net income of $120.7 million, as compared to operating losses of $91.3 million and a net loss of $114.7 million for the six months ended June 30, 2003. This was primarily due to substantial profits generated from the success of the May 2004 release of Shrek 2 in the domestic theatrical market. In addition, for the six months ended June 30, 2003, we recorded a write-down for a change in the estimated fair value of unamortized film inventory for Sinbad: Legend of the Seven Seas. Because we operated as a division of a limited liability company for both periods, we incurred only minimal income taxes related to foreign withholding and state franchise taxes.

Year Ended December 31, 2003, compared to the Year Ended December 31, 2002.

      Revenue. For the year ended December 31, 2003, revenue decreased by $133.3 million, or 31%, to $301.0 million from $434.3 million for the year ended December 31, 2002. Film revenue for the year ended December 31, 2003 was derived primarily from worldwide home video and television revenue from Shrek, and from the worldwide theatrical and home video release of Sinbad: Legend of the Seven Seas. Also contributing to revenue in 2003 was ongoing revenue from Spirit: Stallion of the Cimarron in the international theatrical and worldwide home video markets. Other revenue, primarily from library titles (Antz, Prince of Egypt, The Road to El Dorado, Chicken Run and Joseph: King of Dreams), contributed approximately $58.7 million in the year ended December 31, 2003, primarily from the worldwide home video and television markets. Film revenue for the year ended December 31, 2002 was primarily driven by the ongoing success of Shrek in the worldwide home video and television markets, and by the release of Spirit: Stallion of the Cimarron in the worldwide theatrical and home video markets, along with their associated ancillary revenue. Revenue in 2002 from domestic home video sales of Shrek, which was initially released in the domestic home video market in November 2001, also benefited from unprecedented low rates of returns of home video units shipped in 2001. We based 2001 returns reserves on the number of units shipped, historical experience and sales data available at the time. During 2002, as Shrek sales continued with low rates of returns, we reversed $42.3 million of previously recorded reserves for returns. Other revenue, primarily from library titles (Antz, Prince of Egypt, The Road to El Dorado, Chicken Run and Joseph: King of Dreams), contributed revenue of approximately $55.5 million for the year ended December 31, 2002, primarily from worldwide home video and television. The decline in revenue was primarily due to two factors. First, Shrek, which was released in May 2001, continued to perform extraordinarily well in 2002, generating revenue of approximately $225.6 million. In the worldwide home video markets alone, Shrek generated revenue of $175.9 million in 2002. Second, the disappointing performance of our 2003 release, Sinbad: Legend of the Seven Seas, which generated only $26.4 million in domestic box office receipts, contributed less revenue than Spirit: Stallion of the Cimarron, our 2002 release.

      Costs of Revenue. Costs of film revenue were $439.0 million for the year ended December 31, 2003, as compared to $391.2 million for the year ended December 31, 2002. The primary component of this $47.8 million increase in costs of revenue during 2003 was a write-off for two unreleased animated projects because they were creatively inconsistent with our overall strategy shift, and an increase in amortization of film inventories for the same period. Amortization of film costs as a percentage of film revenue in the year ended December 31, 2003 was 62%, compared to 35% for the year ended December 31, 2002. The increase in amortization of film inventory as a percentage of film revenue for 2003 was primarily due to a write down of film inventory due to changes in the estimated fair value of unamortized film inventory for Sinbad: Legend of the Seven Seas, as required by the SOP. These increases in costs of revenue were partially offset by distribution and marketing costs associated with the 2003 initial release of Sinbad: Legend of the Seven Seas in the worldwide theatrical and home video markets, which were significantly lower than the costs incurred for the 2002 release of Spirit: Stallion of the Cimarron.

      The write-offs referenced in the paragraph above resulted from our overall strategic shift that occurred in 2003. Between 1999 and 2003, both Tortoise v. Hare and Tusker recorded capitalized costs and met all criteria for capitalization in accordance with the SOP. In addition, both movies were set for production in 2000. However, after our decision to make a strategic shift to comedic stories intended to appeal to a broader audience, we determined that these projects would not be usable in their original form. Tusker was originally envisioned as a more dramatic story and we reconceived the movie with a comedic premise. Tortoise v. Hare required more creative development in order to achieve a broader comedic sensibility. Due to our decision to no longer pursue these projects as originally conceived because of our new strategic direction, we abandoned these two projects and wrote them off in 2003.

      Selling, General and Administrative Expenses. Total selling, general and administrative expenses for the year ended December 31, 2003 were $28.5 million, as compared to $32.6 million for the year ended December 31, 2002. The primary component of this $4.1 million decrease in operating expenses was a lower allocation of DreamWorks Studios’ sales and distribution departments, which was due in part to our lower revenue as a percentage of DreamWorks Studios’ consolidated revenue. The lower revenue in 2003 as compared to 2002 therefore resulted in lower allocations of these overhead costs.

      Interest Expense and Other Income and Expense. Total interest expense and other expense were $15.5 million for the year ended December 31, 2003 as compared to $31.1 million for the year ended December 31, 2002. This $15.6 million decrease in expense is primarily due to other income recognized in 2003 in connection with preferred vendor arrangements, and a decline in interest expense and other expense associated with interest rate swap agreements allocated to us by DreamWorks Studios.

      Operating Results. The year ended December 31, 2003, resulted in an operating loss of $167.3 million and a net loss of $187.2 million, as compared to operating income of $8.2 million and a net loss of $25.1 million for the year ended December 31, 2002. There were two principal reasons for the decline in operating income and the increase in net loss in 2003: the disappointing performance of Sinbad: Legend of the Seven Seas, and the write-off of the two unreleased animated projects described above. As of December 31, 2003, we began consolidating our Glendale headquarters and animation campus, and its associated debt, in accordance with the requirements of the Financial Accounting Standards Board Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). As a result, we recorded an expense of $2.5 million, which is reported as a cumulative effect of accounting change in the statement of operations for the year ended

December 31, 2003. Because we operated as a division of a limited liability company for both periods, we incurred only minimal income taxes related to foreign withholding and state franchise taxes.

Year Ended December 31, 2002, compared to the Year Ended December 31, 2001.

      Revenue. For the year ended December 31, 2002, revenue decreased by $226.8 million, or 34%, to $434.3 million from $661.1 million for the year ended December 31, 2001. Film revenue for the year ended December 31, 2002 was primarily driven by the ongoing success of Shrek in the worldwide home video and television markets, and by the release of Spirit: Stallion of the Cimarron in the worldwide theatrical and home video markets. Revenue in 2002 from domestic home video sales of Shrek also benefited from unprecedented low rates of returns of home video units shipped in 2001. We based 2001 returns reserves on the number of units shipped, historical experience and sales data available at the time. During 2002, we reversed $42.3 million of previously recorded reserves for returns, as Shrek sales continued with low rates of returns. Other revenue, primarily from library titles (Antz, Prince of Egypt, The Road to El Dorado, Chicken Run and Joseph: King of Dreams), contributed approximately $55.5 million for the year ended December 31, 2002, primarily from worldwide home video and television. However these revenue were insufficient to match the extraordinary success of Shrek in both the worldwide theatrical and international home video markets in 2001. Film revenue for year ended December 31, 2001 was derived primarily from the worldwide theatrical and home video release of Shrek, which generated $505.4 million in total 2001 revenue, including its associated ancillary revenue. Other library titles (Antz, Prince of Egypt, The Road to El Dorado, Chicken Run and Joseph: King of Dreams) contributed revenue of approximately $156.0 million for the year ended December 31, 2001, primarily from the worldwide home video and television markets.

      Costs of Revenue. Costs of film revenue were $391.2 million for the year ended December 31, 2002, as compared to $509.1 million for the year ended December 31, 2001. This $117.9 million, or 23%, decrease in costs of revenue was primarily driven by a decline in distribution and marketing costs. Due to the success of Shrek in 2001, we incurred substantially higher costs in 2001 for marketing, advertising, and manufacturing release prints and home video units. Also contributing to the decline in costs of revenue in 2002 were lower amortization of film inventories. Because amortization of film inventory is based on the ratio that current period actual revenue bears to estimated remaining unrecognized revenue, the 34% decrease in revenue described above resulted in a corresponding decline in film amortization.

      Selling, General and Administrative Expenses. Total selling, general and administrative expenses for the year ended December 31, 2002 were $32.6 million, as compared to $49.5 million for the year ended December 31, 2001. This $16.9 million decline was partly due to a substantial decrease in sales and distribution department overhead allocated to us by DreamWorks Studios, which was due in part to our lower revenue as a percentage of DreamWorks Studios’ consolidated revenue. The lower revenue in 2002 as compared to 2001 therefore resulted in lower allocations of these costs. Another significant component of the decline was a reorganization and reduction in staffing at our northern California production facility.

      Interest Expense and Other Income and Expense. Total interest expense and other expense were $31.1 million for the year ended December 31, 2002 as compared to $16.2 million for the year ended December 31, 2001. This $14.9 million increase in expense is primarily due to an increase in interest expense and other expense associated with interest rate swap agreements allocated to us by DreamWorks Studios.

      Operating Results. Operating income was $8.2 million and net loss was $25.1 million for the year ended December 31, 2002, as compared to operating income of $102.7 million and net income of $2.3 million for the year ended December 31, 2001. The decline in operating income was primarily due to the tremendous success of Shrek in 2001, which was not repeated in 2002. The significant difference between operating income and net income in 2001 was due to our adoption of the SOP on January 1, 2001 and an increase in interest expense and other expense associated with interest rate swap agreements allocated to us by DreamWorks Studios. As a result of our adoption of the SOP, we recognized a non-cash charge for the cumulative effect of accounting change in the amount of $82.7 million for the year ended December 31, 2001. Because we operated as a division of a limited liability company for both periods, we incurred only minimal income taxes related to foreign withholding and state franchise taxes.

Liquidity and Capital Resources

      We retained small amounts of cash and cash equivalents for each of the three years in the period ended December 31, 2003. During the periods covered by the combined financial statements, DreamWorks Studios provided all working capital required for development, production and marketing of our films and other operations through centralized cash management. In the future, we expect to fund our operating activities with cash that is generated from the films that we release, a portion of the proceeds from this offering and with borrowings from a revolving credit facility that we expect to enter upon the consummation of this offering, which is described in the following paragraph. As described under “Related Party Agreements — Distribution Agreement,” we will be responsible for all costs of developing and producing our animated feature films and direct-to-video films, while DreamWorks Studios will generally be responsible for all costs of distributing and marketing those products. For the remainder of 2004 and the first half of 2005 we intend to use the proceeds of this offering and cash received from DreamWorks Studios from revenue related to Shrek 2, Shark Tale and our other films to fund our operating activities. Although we expect that, beginning 2005, cash from operations will be sufficient to satisfy our anticipated cash needs for working capital and capital expenditures, in the event that these cash flows are insufficient, we expect to be able to draw funds from the revolving credit facility or issue additional debt or equity securities to meet these needs. However, there can be no assurance that cash from operations in 2005 will be sufficient to fund our operations or that we will be able to draw on our revolving credit facility or issue additional debt or equity securities at that time. If cash from operations is insufficient to fund our operations in 2005 and we are unable to draw on our credit facility or issue additional debt or equity securities, in order to manage our cash needs we would most likely seek alternative financing for films and/or delay or alter production or release schedules.

Revolving Credit Facility

      In connection with our separation from DreamWorks Studios, we expect to enter into a five-year $200 million revolving credit facility with a number of banks, including JPMorgan Chase Bank, an affiliate of J.P. Morgan Securities Inc., and affiliates of certain of the other underwriters. We expect to use the credit facility, which will be secured by substantially all of our assets, to fund our working capital needs. The maximum amount of borrowings that will be available to us under the credit facility will be the lesser of $200 million and an available amount generally determined by applying an advance rate of 67% against estimated receipts from all sources (net of estimated cash expenses directly associated with such receipts) for all of our released films and an advance rate of 100% against our cash on hand to the extent the lenders have a perfected security interest in such cash and by reducing such available amount by the amount of our outstanding debt (other than subordinated debt owing to HBO and up to $50 million of other subordinated debt). We will enter into the credit facility upon the consummation of this offering, at which time we expect the entire $200 million will be available to us. Interest on borrowed amounts will be determined at either a floating rate of LIBOR plus 1.75% or the alternate base rate (which is generally the prime rate) plus 0.75% per annum. In addition, we will pay a commitment fee on undrawn amounts at an annual rate of 0.50% on any date when more than $100 million is outstanding under the credit facility and 0.75% on any other date. The credit agreement will require us to maintain certain financial ratios and will have customary terms that restrict our ability to make fundamental changes to our business, sell assets, incur secured debt, declare dividends and make other distributions.

      Our historical balance sheets reflect a portion of DreamWorks Studios’ indebtedness that has been allocated to us. This allocation has been based on the proportion of capital invested in our films in production as a percentage of total capital invested by DreamWorks Studios in all films in production. Because DreamWorks Studios has funded all of our operations in the past, we did not directly incur any debt to fund production of our films and our historical balance sheets do not reflect any of this debt other than the debt allocated by DreamWorks Studios. However, we directly incurred debt related to our Glendale animation campus and an animated film currently being produced by Aardman Animations. If we had historically operated as a stand-alone company, the amount of debt that we would have incurred would have depended on our evaluation of then-current economic and industry conditions and factors such as our optimal capital structure, our funding needs, our acquisition and capital investment activity and other considerations relevant to a stand-alone company operating in the animated filmmaking industry. In connection with our separation from DreamWorks Studios, we assumed (i) approximately $325 million of indebtedness that DreamWorks Studios has borrowed under its revolving credit facility, (ii) $75 million in advances that Universal Studios has made to DreamWorks Studios to fund animated motion pictures and (iii) $80 million of subordinated debt owed to HBO. We intend to repay all of the revolver debt and $30 million of the subordinated debt owed to HBO with proceeds of this offering, and DreamWorks Studios will be released from its obligation to repay this indebtedness. In addition, we expect to borrow approximately $101.4 million under our $200 million revolving credit facility upon the consummation of this offering to repay an equivalent amount of other debt of DreamWorks Studios.

Universal Advance

      As part of their distribution and home video fulfillment services relationship, DreamWorks Studios and Universal Studios have entered into agreements pursuant to which Universal Studios advances amounts to DreamWorks Studios based on projected cash receipts, net of projected expenses, due to DreamWorks Studios for pictures that DreamWorks Studios intends to license to Universal Studios for distribution in the international theatrical and worldwide home video markets. These advances are generally based on quarterly estimates of projected cash receipts, net of projected expenses, distribution and service fees, that will become due to DreamWorks Studios from Universal Studios in the markets where Universal Studios provides distribution and fulfillment services.

      In October 2003, Universal Studios agreed to advance to DreamWorks Studios a maximum of $75 million, which was based on the projected net receipts of our animated feature films released subsequent to December 2002 (the “2003 advance”). The 2003 advance carries an effective annualized interest rate of 8.75% and matures, subject to certain conditions upon the expiration or termination of the Universal Distribution Agreement and the Universal Home Video Agreement. See “Related Party Agreements — DreamWorks Studios’ Agreements with Universal Studios.” We have agreed to assume the obligation to repay the entire 2003 advance. In addition, in connection with our separation from DreamWorks Studios, we entered into an agreement with Universal Studios that provides that we must comply with the terms and conditions of the 2003 advance as they relate to the $75 million that we have assumed. Our agreement with Universal Studios also provides that the existing arrangements between Universal Studios and DreamWorks Studios related to the international theatrical distribution and the worldwide home video fulfillment services of our films will continue to apply to us following our separation from DreamWorks Studios. See “Related Party Agreements — DreamWorks Studios Distribution Agreement with Universal Studios.”

HBO Subordinated Debt

      In connection with our separation from DreamWorks Studios, we have assumed $80 million of subordinated notes issued by DreamWorks Studios to HBO in December 2000 pursuant to a subordinated loan agreement, $30 million of which we expect to repay with proceeds of this offering.

      The subordinated notes bear interest in an amount equal to the Eurodollar rate plus 0.50% per annum and are due in November 2007. Subject to the consent of the lenders under our revolving credit facility (or any replacement senior credit facility), we are able to prepay all or a portion of the principal amount of the subordinated notes. The notes are not subject to any sinking fund obligations.

      The subordinated notes are currently secured by a lien in favor of HBO that is junior to the security interest in certain exhibition rights related to DreamWorks Studios’ films granted to HBO in connection with a 1995 licensing agreement between DreamWorks Studios and HBO. We have granted substantially the same security interests in rights to exploit our films in connection with our assumption of the subordinated indebtedness.

      The terms of the subordinated notes require us to maintain certain financial ratios and have customary terms that restrict us from making fundamental changes to our business, selling assets, incurring secured debt, declaring dividends and making other distributions. Additionally, we are restricted from entering non-arm’s-length transactions with our affiliates.

Liquidity

      Cash provided by operating activities for the first six months of 2004 was $13.3 million and was primarily attributable to collection of domestic theatrical receipts partially offset by film production, contingent compensation and other operating uses. Cash used in operating activities for the year ended December 31, 2003 was $168.4 million and was primarily attributable to production spending. Cash provided by operating activities for the year included cash collected from revenue for the worldwide home video release of Spirit: Stallion of the Cimarron and other library titles, but was insufficient to fund our operating and production cash requirements. Cash provided by operating activities for 2002 was $44.9 million. Cash provided by operating activities for 2002 was attributable to collection of revenues from the worldwide home video release of Shrek, partially offset by film production, contingent compensation and residuals and other operating uses. Cash used in operating activities for 2001 was $64.9 million. Cash used in operating activities for 2001 was primarily attributable to film production costs and distribution and marketing costs associated with the release of Shrek. Although the 2001 release of Shrek generated substantial revenue, a significant portion of the home video manufacturing costs were incurred in 2001, while cash from worldwide home video sales was not collected until 2002. Thus, cash from operating activities was insufficient to fund all production and operating activities in 2001. Cash used in investing activities for the first six months of 2004 was $0.2 million, stemming mainly from investment in equipment. Cash used in investing activities for 2003, 2002 and 2001 were $3.1 million, $5.3 million and $4.7 million, respectively, and were primarily related to investment in the equipment and leasehold improvements for our Glendale and Redwood City production and administration facilities. Cash provided by (used in) financing activities for the first six months of 2004, and the years ended 2003, 2002 and 2001 were $(13.1) million, $171.6 million, ($40.5) million and $70.3 million, respectively. This was primarily related to cash funding and the difference in the amount of debt allocated to us by DreamWorks Studios in each period.

      In 2004, our principal source of liquidity has been cash generated by operations and contributions from DreamWorks Studios. Our commitments prior to the Distribution Agreement becoming effective are primarily for production funding, contingent compensation and residual payments, distribution and marketing costs and technology capital expenditures. Following the effectiveness of the Distribution Agreement, our primary commitments will be to fund production costs of our feature films, to make contingent compensation and residual payments and to fund technology capital expenditures. For the full year 2004, we expect that our commitments to fund production costs (excluding capitalized interest and overhead expense), to make contingent compensation and residual payments and to fund technology capital expenditures will total approximately $325 million. For 2005, we expect that these commitments will be approximately $370 million, which includes the obligation to acquire certain distribution rights to Wallace & Gromit: Tale of the Were Rabbit and additional production spending related to an increase in our direct-to-video business.

      Contractual Obligations. At January 1, 2004, we had contractual commitments to make the following payments (in thousands):

	Payments Due by Year

Contractual Cash Obligations(1)	2004	2005	2006	2007	2008	Thereafter	Total

Operating leases	$8,753	$9,869	$8,386	$4,020	$2,050	$15,144	$48,222
Wallace & Gromit: Tale of the Were Rabbit obligation(2)	5,254	31,648	—	—	—	—	36,902
Glendale animation campus note payable(3)	—	—	—	70,059	—	—	70,059
Universal advance(4)	—	—	—	—	—	75,000	75,000
HBO subordinated debt(5)	—	—	—	50,000	—	—	50,000
Capital leases	1,080	996	996	996	332	—	4,400

Total contractual cash obligations	$15,087	$42,513	$9,382	$125,075	$2,382	$90,144	$284,583

(1)	With respect to debt and interest rate swap obligations allocated to us from DreamWorks Studios, we have not included amounts related to those allocations in this table because we will repay any obligations that we assume in connection with our separation from DreamWorks Studios with proceeds from this offering. DreamWorks Studios has entered into interest rate swap agreements to serve as a hedge against interest rate fluctuations associated with our Glendale animation campus. DreamWorks Studios has attributed to us interest rate swaps with an aggregate notional principal amount of $73.0 million. These agreements do not qualify for special hedge accounting and, as a result, the fair value of such transactions has been included in other income (expense) in the combined statements of operations. We expect that, upon the consummation of this offering, we will assume DreamWorks Studios’ obligations with respect to swaps in this aggregate notional amount.

In connection with our separation from DreamWorks Studios, we have entered into employment agreements with contractual cash salaries totalling $10.9 million over the next five years.

(2)	In October 2003, we entered into an agreement to acquire certain distribution rights to Wallace & Gromit: Tale of the Were Rabbit, an animated film currently in production. Pursuant to the acquisition agreement, we are obligated to pay approximately $45.0 million to acquire substantially all rights to the film (of which $8.1 million had been paid as of June 30, 2004). In connection with the acquisition, DreamWorks Studios entered into loan agreements for the financing of the production costs of up to approximately $28.7 million. Of this amount, $16.7 million had been borrowed at June 30, 2004. Because we are obligated to acquire this film upon its completion in 2005, we have included amounts in this table related to the obligation.

(3)	We operate an animation campus in Glendale, California. The lease on the property, which was originally acquired for $76.5 million, qualified as an operating lease. In March 2002, we renegotiated the lease through the creation of a special-purpose entity that acquired the property for $73.0 million and leased the facility to us for a five-year term. In accordance with the provisions of FIN 46, we have included the asset, debt and non- controlling interest on our combined balance sheet as of December 31, 2003. We expect to refinance this obligation prior to its maturity.

(4)	In connection with our separation from DreamWorks Studios, we have assumed approximately $75 million of indebtedness related to advances that Universal Studios has made to DreamWorks Studios to fund animated motion pictures. Universal Studios has advanced DreamWorks Studios amounts based on anticipated future receipts from films that DreamWorks Studios is expected to release, and has allocated to us $87.2 million of this advance on a historical basis. Of this allocation, $12.2 million relates to a 2001 animated film advance that has been allocated to us but will not be assumed by us.

(5)	We have assumed $80 million of subordinated debt that DreamWorks Studios incurred from HBO in December 2000, $30 million of which will be repaid with proceeds from this offering.

Deferred Income Tax Benefit

      In conjunction with this offering and as part of our separation from DreamWorks Studios, we expect a partial increase in the tax basis of our tangible and intangible assets as a result of certain transactions that Vulcan may engage in. This increase in basis generally should result in additional tax deductions available to us over a period of 15 years. To the extent we generate taxable income sufficient actually to realize the additional cash tax savings from such deductions, we will be required to pay Vulcan a percentage of the amount of the cash tax savings actually realized.

Market and Exchange Rate Risk

      Interest Rate Risk. We are exposed to the impact of interest rate changes as a result of our variable rate long-term debt and debt allocated to us by DreamWorks Studios. DreamWorks Studios uses derivative instruments from time to time to manage the related risk. Because DreamWorks Studios allocates to us the income and expense associated with these derivative instruments, this has resulted in short term gains or losses. As part of our separation from DreamWorks Studios, we will no longer be allocated interest expense or other income and expense associated with derivative instruments, although we will assume the interest rate swap agreements associated with our Glendale animation campus. We will continue to actively monitor fluctuations in interest rates. A hypothetical 1% change in the interest rates applicable to the debt associated with our Glendale animation campus and Wallace & Gromit: Tale of the Were Rabbit obligation would result in a $0.8 million increase or decrease in interest expense. Because we expect to repay any obligations that we assume from DreamWorks Studios with the proceeds of this offering, we have not performed an analysis of our interest rate risk for any debt that has been allocated to us by DreamWorks Studios.

      Foreign Currency Risk. We are subject to market risks resulting from fluctuations in foreign currency exchange rates through our non-U.S. revenue sources and we incur certain distribution and production costs in foreign currencies. However, there is a natural hedge against foreign currency changes due to the fact that, while significant receipts for international territories may be foreign currency denominated, significant distribution expenses will be similarly denominated, mitigating fluctuations to some extent depending on their relative magnitude. Wallace & Gromit: Tale of the Were Rabbit, currently in production in the United Kingdom, is the only project currently being produced abroad, and we have therefore entered into a hedge agreement intended to reduce our exposure to changes in the British pound.

      Credit Risk. We are exposed to credit risk from DreamWorks Studios and third parties, including customers, counter parties and distribution partners. These parties may default on their obligations to us, due to bankruptcy, lack of liquidity, operational failure or other reasons.

New Accounting Pronouncements

      In December 2002, the Financial Accounting Standards Board (“FASB”) issued FAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure” (“FAS 148”). FAS 148 amends FAS No. 123, “Accounting for Stock-Based Compensation” (“FAS 123”), to provide alternative methods of transition for an entity that voluntarily changes to the fair value method of accounting for stock-based employee compensation. In addition, FAS 148 amends the disclosure provisions of FAS 123 to require prominent disclosure of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported operating results, including per share amounts, in annual and interim financial statements. The disclosure provisions of FAS 148 were effective immediately upon issuance in 2002. As of December 31, 2003, we have no immediate plans to adopt the fair value method of accounting for stock-based employee compensation.

      In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities.” In November 2003, the FASB revised certain provisions of FIN 46. FIN 46 requires a variable interest entity (defined as a corporation, partnership, trust or any other legal structure used for business purposes that either does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities) to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns, or both. The consolidation requirements of FIN 46, as revised, apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements for older entities were effective on December 31, 2003. Upon our adoption of FIN 46 as of December 31, 2003, we consolidated the special-purpose entity that acquired our Glendale animation campus. Such consolidation has resulted in an increase in property, plant and equipment of approximately $70.2 million, net of accumulated depreciation, an increase in debt and a non-controlling minority interest of $70.1 million and $2.9 million, respectively, and a cumulative effect of a change in accounting principle of $2.5 million.

INDUSTRY OVERVIEW

Motion Picture Industry

      The motion picture industry involves the production and distribution of feature films. Production involves the development and physical production of feature-length films. Distribution involves the domestic and international marketing and exploitation of those films in a variety of ways, including theatrical exhibition, home video sales and rentals, licensing fees from pay and broadcast television operators and revenue from ancillary markets. The major studios have leading industry positions based on the number of films that they release. The major studios are generally part of large diversified corporations with production and distribution operations and established relationships with exhibitors, creative talent and others involved in the industry. The MPAA defines the major U.S. studios as Metro-Goldwyn-Mayer Inc. (including MGM Studios, MGM Pictures, Orion and UA Films), Paramount Pictures Corporation, Sony Pictures Entertainment, Inc. (including Columbia Pictures), The Walt Disney Company (including Buena Vista, Miramax Films and Touchstone), Twentieth Century Fox Film Corp., Universal Studios and Warner Bros. (including Castle Rock Entertainment, New Line Cinema and Turner). In the past seven years, the total number of feature films released in the United States has remained relatively stable, with 471 released in 1996 compared to 473 released in 2003, according to the MPAA. In addition to distributing films developed and produced by their wholly owned studios, the major studios also distribute films of independent production companies and independent film studios. These smaller, independent studios, such as Pixar, Muse Productions and Icon Productions produce a varying number of films per year, but generally fewer than the major studios. Although DreamWorks Studios is not defined as a major studio by the MPAA, DreamWorks Studios distributes its own films in the domestic theatrical market and worldwide television markets and sub-distributes films through several parties in the international theatrical and worldwide home video markets. Our films will be distributed by DreamWorks Studios. As compared to the major studios, which, between 2001 and 2003 distributed an average of approximately 29 films per studio (inclusive of their subsidiaries) per year in the U.S. theatrical market, DreamWorks Studios distributed an average of approximately six films per year over the same time period.

Animated Motion Picture Industry

      The motion picture industry can be divided into two categories — animated films and live-action films. The vast majority of films theatrically released are live-action films. Animated films are typically either hand-drawn, stop-motion or computer generated (or “CG”). Hand-drawn films are the traditional two-dimensional films, such as Snow White and the Seven Dwarfs, that have historically comprised the majority of animated films. Stop-motion films, such as Chicken Run, involve animating three-dimensional models by making small adjustments to the model between each frame of film to simulate motion. CG animated films, such as Shrek 2, are made by creating and animating digital models and sets that have been built in a virtual world using complex computer programs. For a description of how CG animated films are made, see “Business — How We Develop and Produce Our Films.”

      The animated film business differs from the live-action film business in several key ways, including development process and schedules, cost structure and revenue realization. Animated films rely on the collaborative skills of a wide variety of artists, including directors, producers, animators, lighters, effects artists, screenplay writers, technical personnel and voice talent, while live-action films heavily rely on the talent of actors and the vision of a single director. After initial development, it takes approximately three to four years to produce a high-quality animated film, while a live-action film is typically produced within a period of 12 to 18 months.

      Due in part to these production differences, the cost structures of animated and live-action films are different. The production costs of an animated film consist primarily of the salaries paid to a larger number of employees working over a longer time period than on a typical live-action film, corporate overhead allocated to the film and equipment and technology costs. On the other hand, a live-action film’s production costs vary for a variety of reasons, including the caliber of acting talent that is hired, the degree to which the film relies on special effects, and whether the film is shot in remote or otherwise expensive set locations. In general, due to the much shorter time commitment involved, compensation paid to voice talent in connection with an animated film generally is significantly less than compensation paid to an actor in a live-action film, although in some cases, particularly with respect to sequels (such as Shrek 2), these costs (including contingent compensation) can be significant. In addition, because of their production cost structures and the length of time it takes to produce high-quality animated films, they are generally treated as event movies, on par with big-budget live-action productions, and their marketing budgets are generally comparable to such films.

      In addition to having different cost structures, revenue derived from animated films generally has significantly different characteristics than revenue derived from live-action films. In theaters, animated films typically have shorter playing times (generally no longer than 100 minutes), while live-action movies can have playing times of over 160 minutes. Accordingly, animated films can be shown more often per screen than longer live-action films, which can result in greater attendance and higher box office receipts. In addition, historically, animated films generally have been more successful in the home video market than live-action films, as they tend to sell more home video units per box-office dollar and tend to have more durable sales past the first cycle. According to industry reports, since 2000, animated titles have sold approximately one million home video units per $13.6 million in domestic box office as compared to one million home video units sold per $19.8 million in domestic box office for PG-rated and G-rated live-action films. Over this same time period, our animated titles have sold approximately one million home video units per $12.6 million in domestic box office. Animated films have also been more successful in the lucrative sell-through market as compared to the rental market, which we believe is due to their cross-generational family entertainment appeal and the viewing habits of these audiences, which are generally made up of younger, repeat viewers. In addition, animated films have proven successful in the direct-to-video market. According to AC Nielsen, direct-to-video titles have sold an estimated 2.3 million units per title since August 1999. Finally, animated films and characters are generally more amenable to merchandising and cross-promotional opportunities than the majority of live-action films, particularly with respect to consumer products aimed at families and children.

      Animated films make up a small portion of the overall film market. In the past 10 years, approximately 95 animated films have been theatrically released in the United States, of which 14 were CG animated films. By comparison, according to the MPAA, over 450 live-action films were theatrically released in the United States in 2003 alone. According to Variety, approximately 180 films were originally released in more than 100 theaters in 2003. Of these, nine were animated films, which averaged approximately $65.5 million in domestic box office receipts, and the rest were live-action films, which averaged approximately $50.3 million in domestic box office receipts.

      The number of CG animated films released each year has remained stable at one or two per year since the first CG animated feature film was released in 1995. The table below lists CG-only animated films (other than Shark Tale, which was released domestically on October 1, 2004) that have been theatrically released in the United States to date:

*	Source: Variety (www.variety.com). Box office receipts represent the amounts collected by theatrical exhibitors for exhibition of films and, with respect to our films, do not represent the amount of revenue remitted to us. In the past, our distributors’ percentage of box office receipts generally has ranged from an effective rate of over 50% to 35%, depending on the financial success of the motion picture and the number of weeks that it plays at the box office. Under the Distribution Agreement, the portion of domestic box office receipts that we recognize as revenue for a film will be reduced by the distribution and marketing costs and 8% distribution fee with respect to that film that DreamWorks Studios is entitled to recoup.

Motion Picture Distribution

      In general, the economic life of a motion picture consists of cycles, which is a period of time over which a film runs through each distribution channel at least once. The first cycle of a film’s life is the most important because a film will generate most of its revenue and incur most of its costs within it. The first cycle typically lasts between seven and 10 years and consists of the sequential distribution of a film in (i) the domestic and international theatrical markets, (ii) the domestic home video, pay-per-view and video-on-demand markets, (iii) the international home video market, (iv) the domestic and international pay television market, (v) the domestic and international broadcast television and basic cable markets and (vi) the domestic syndicated television market. After the first cycle, a film is considered to be a library film and continues to contribute revenue that, when combined with the revenue of other titles in a film library, can be a significant source of additional revenue to a film studio. On average, revenue streams from the sequential distribution of a film after it has been released in the domestic theatrical market account for approximately 85-90% of the total revenue to be realized by the film studio that released it and its distributor. According to industry reports, out of the $38.7 billion of estimated worldwide revenue earned by all studios from feature films in 2002, almost $33.8 billion was generated from markets other than the domestic theatrical market. Notwithstanding that the most significant portion of a film’s revenue stream is derived from outside of the domestic theatrical market, the relationship between domestic theatrical revenue and total revenue has historically been closely correlated. This correlation is primarily driven by the translation of audience acceptance of a film across the various revenue markets. To the extent a film is widely accepted and viewed in the theatrical market where it is first released, it is likely to be widely viewed and purchased in the home video market and viewed in the television market, as customers wish to recreate the original theatrical experience. Additionally, many worldwide pay and free television revenue are contractually determined based on the level of domestic box office receipts or the applicable territory box office receipts achieved on a film-by-film basis.

      The costs associated with a film’s first cycle distribution are generally much higher just prior to and concurrent with the domestic and international theatrical releases, declining significantly as the film moves through the first cycle. The most significant distribution costs include the cost of prints and advertising in the theatrical markets and the cost of duplication and marketing in the home video markets. The majority of the print and advertising costs will typically be incurred in the period just prior to domestic and international release until approximately three months post release. By far the largest portion of the total home video marketing and duplication costs are also grouped tightly around the initial home video release. Depending on a variety of factors, including primarily the number of units being made, home video duplication typically occurs several months prior to shipment to wholesalers, or three to four months prior to release. Similar to advertising costs in the theatrical markets, home video marketing expenditures are concentrated around initial release. Distribution costs for the various television markets, as well as the second cycle markets that are largely television based, tend to be very small relative to the costs associated with initial release in the theatrical and home video markets. Accordingly, on average, approximately two-thirds of total distribution costs are incurred within one year of domestic theatrical release, with the last third decreasing over the remaining first-cycle, generally proportionally to the revenue generated in the home video markets.

      Motion pictures are generally made available for distribution in markets subsequent to, or simultaneously with, domestic theatrical release. The chart below shows the timing of substantially all of the revenue generally received during the first cycle from the different markets into which a film is released.

Theatrical Distribution and Marketing

      Theatrical distribution of a motion picture involves the duplication and transportation of release prints, the promotion of the picture through advertising and publicity campaigns (e.g., trailers, television spots and newspaper ads) and the licensing of the motion picture to theatrical exhibitors.

      The successful theatrical exhibition of a film requires the distributor to forecast optimal release dates and to evaluate the strength of competing films expected to be in the market around the same time its film will be ready for release. In general, release dates are picked based on two factors — the historical number of moviegoers for the weekend of release and the scheduled competition on those weekends. The ideal date to release a film is on a high-volume weekend, such as Memorial Day weekend, that coincides with little competition for the same audience. Exhibitors and other film studios are notified of a film’s expected release date approximately one year in advance, although for major productions, the announcement can be even earlier. If production is on schedule and the film is expected to be completed by the release date, exhibitors are invited to a screening of the film approximately one month prior to the release date. Based on the screening, agreements are generally entered with both the nationwide theater chains and with independently owned theaters. These arrangements generally provide for the exhibitor’s payment to the distributor of a percentage of the box office receipts for the exhibition period, in some cases after deduction of the theater’s overhead or a flat negotiated weekly amount. The distributor’s percentage of box office receipts generally ranges from an effective rate of over 50% to 35%, depending upon the financial success of the motion picture and the number of weeks that it plays at the box office. Distributors carefully monitor theater gross receipts to ensure that the exhibitor promptly pays all amounts due. The size and success of the promotional advertising campaign can materially affect the revenue realized from the theatrical release of a motion picture. Similarly, the ability to exhibit motion pictures in the most popular theaters can affect theatrical revenue.

      Motion picture studios can spend well in excess of $50 million on the domestic promotion of a major motion picture, which includes costs related to print, television and radio advertising campaigns, trailers, Internet advertising and non-media costs such as creative and exhibitor services and market research. The largest single marketing cost for the major studios is the cost associated with advertising a film on television. According to the MPAA, in 2003 the average domestic cost for a major studio to advertise a new feature film was approximately $35 million. Similar amounts can be spent in total in all international markets in all media promoting a film. Nonetheless, the costs incurred in connection with the distribution and marketing of a motion picture can vary significantly, depending on the number of screens on which the motion picture is to be exhibited, the overall budget of the film and the competition among distributors at the time of release. While marketing campaigns generally raise consumer awareness and ticket sales prior to and during the theatrical release of a feature film, the effects of a successful campaign can also significantly contribute to a film’s success in the home video and other markets.

      Films typically are released theatrically in international territories between one and three months following initial domestic theatrical release and in much the same manner. In recent years, however, studios have begun to capitalize on global media saturation and are releasing films in many of the larger international territories within the first month following domestic release. International release patterns are dependent on local holidays and school schedules, as well as the timing of competitive releases. For the major studios, as well as for DreamWorks Studios, key international territories are Australia, Brazil, France, Germany, Italy, Japan, Korea, Mexico, the United Kingdom and Spain. Animated films differ from live-action films in that they may be dubbed in more than 30 languages, as compared to live-action films, which are generally dubbed in five or six languages and subtitled elsewhere.

Home Video

      Home video distribution involves the marketing, promotion and sale and/or lease of videocassettes and DVDs to wholesalers, local, regional and national home video retailers (e.g., home video specialty stores, mass merchants, record stores and other outlets), which then sell or rent the videocassettes and DVDs to consumers for private viewing. According to the MPAA, film studio revenue growth for the major studios has been driven by home video in recent years, with worldwide home video revenue growing from approximately $12.4 billion, or approximately 40% of total film studio revenue, in 2001 to approximately $16.3 billion, or approximately 44%, in 2002. In the same time period, revenue generated from home video sales of our animated titles, which primarily includes home video sales of Shrek and Spirit: Stallion of the Cimarron, has averaged approximately 60% of the total revenue derived from those films.

      Major feature films are usually scheduled for release in the domestic home video market within four to six months after domestic theatrical release to capitalize on the theatrical advertising and publicity for the film. Internationally, the release date can vary significantly, but is generally within four to twelve months following domestic theatrical release. Home video units may be sold or leased to wholesalers and retailers for either a fixed price or a percentage share of the rental revenue. Animated titles are generally priced for sale to encourage direct purchase by consumers, referred to as “sell-through,” (as compared to purchases by home video chains that then rent the home video to customers) and, historically, animated films have generally had more success than live-action films in the sell-through market. After the initial home video release period, home video units continue to be sold at reduced sell-through pricing.

      The home video release of an animated feature film involves the manufacture of both DVDs and VHS cassettes of the film, the creation and production of bonus material and the distribution to numerous retail accounts, often accompanied by an extensive marketing campaign. These expenses can vary substantially from film to film, based on how many units are replicated and the distributor’s judgment of an appropriate marketing spending level. The marketing campaign will often include television, radio and print advertising, along with in-store promotions and publicity events. The size of the marketing campaign can be substantially impacted by the time of year of the home video release, the competitive titles being released in the same period and the level of box-office success of the underlying animated film. The success of the home video release is largely dependent upon the theatrical success of the film, the success of the film’s marketing campaign and the choice of an optimal date to release the home video.

      Overall growth in the domestic home video market has accelerated with the introduction of the DVD format, although the growth in DVD demand has led to a decline in the videocassette business. According to the MPAA, sales of DVDs to U.S. dealers in the rental and sell-through markets have increased over 3,000% since 1998 — from approximately 34 million units sold in 1998 to approximately 1.1 billion in 2003. Likewise, according to the MPAA, the number of DVD capable households in the United States in 2003 was approximately 46.7 million compared to approximately 1.2 million in 1998. Although international DVD penetration levels lag behind those in the United States, the demand for DVDs is growing overseas.

Television Markets

      In general, films are distributed in television markets throughout the world either through output agreements or on a film-by-film basis. Output agreements generally involve a film studio and a pay cable or satellite network operator agreeing that all eligible films produced by the film studio will be licensed to the network for exhibition a certain number of times during the license period. In addition, television networks, independent television networks, television stations and basic cable system operators generally license television series, individual films and film packages (consisting of theatrically released feature films and made-for-television movies) pursuant to agreements with distributors or syndicators that allow a fixed number of telecasts over a prescribed period of time for a specified cash license fee or for barter of advertising time. The license fees vary based on factors including the theatrical performance of a film, subscriber counts of pay cable services and/or local theatrical admissions in territories outside the United States.

      Pay-Per-View. Pay-per-view television allows cable and satellite television subscribers to purchase individual programs, including recently released films and live sporting, music or other events, on a “per use” basis. Subscriber fees are typically divided among the program distributor, the pay-per-view operator and the cable or satellite system operator.

      Video-On-Demand. Video-on-demand allows consumers to view a film or television program whenever they choose, or “on demand.” Unlike pay-per-view, video-on-demand offers viewers the ability to pause, rewind and fast-forward programs that they rent for a period of up to 24 hours. According to preliminary MPAA figures, there are currently a limited number of video-on-demand capable households in both domestic and international markets.

      Domestic Pay Television. Pay television allows subscribers to view premium channels such as HBO, Cinemax, Showtime, The Movie Channel and Starz/ Encore that are offered by cable and satellite network operators for a monthly subscription fee. The pay television networks acquire a substantial amount of their programming from the major studios. Most film studios have negotiated output agreements with the major subscription pay services whereby the service provider licenses for distribution all eligible films from the studio for a guaranteed fee typically dependent on domestic theatrical performance.

      International Pay Television. Pay television is offered internationally by over 35 service providers reaching 150 countries worldwide and is generally distributed via cable and/or satellite for a monthly subscription fee, as it is in the United States. Although these international pay television services acquire locally produced motion pictures, the viability of their movie channels is dependent to varying degrees upon access to Hollywood films. Virtually all of the major international pay television services have licensing arrangements (either on an output, volume or package basis) with multiple, if not all, major U.S. motion picture studios. In the major European Union countries’ license fees are based on local theatrical admissions. The majority of pay television license agreements throughout the rest of the world tend to be based on U.S. theatrical performance. In those regions of the world comprised of smaller countries — such as Latin America, the Middle East and Southeast Asia — pay television services are generally offered on a pan-regional basis by two competing services per region.

      Broadcast and Basic Cable Television. Broadcast television allows viewers to receive, without charge, programming broadcast over the air by affiliates of the major networks (ABC, CBS, NBC and Fox), other networks such as UPN and the WB Network, independent television stations and cable and satellite networks and stations. In certain areas, viewers may receive the same programming via cable transmission for which they pay a basic cable television fee. Broadcasters or cable system operators pay fees to studios for the right to air programming a specified number of times. Unlike pay-per-view and pay television, broadcast and basic cable networks typically acquire motion pictures more selectively, licensing individual films or small packages of films rather than negotiating more expansive output agreements.

Other Markets

      Motion pictures can generate revenue outside of traditional distribution networks, including from the non-theatrical distribution of motion pictures to airlines, schools, libraries, hospitals and the military. Soundtrack albums and licensing of rights to perform musical works from film music can also be a source of income. In addition, derivative works such as theme park attractions, ice shows, musicals and plays can be created to generate additional sources of revenue. Other revenue may be generated from the licensing of rights to manufacture and distribute board and video games, dolls, clothing and similar commercial articles derived from characters or other elements of a motion picture, and we expect that similar revenue opportunities will likely exist in new and emerging technology markets, such as cell-phone and other mobile and wireless devices.

BUSINESS

Overview

      DreamWorks Animation is principally devoted to developing and producing computer generated, or CG, animated feature films. With world-class creative talent, a strong and experienced management team and advanced CG filmmaking technology and techniques, we make high quality CG animated films meant for a broad movie-going audience. Based on our knowledge of the industry and the announced release schedules of our competitors, we believe we currently have more CG animated feature films in development and production than any other animation studio. We employ a core staff of artists, technology personnel and production staff who have been creating, developing and applying CG techniques for over 20 years.

      We have theatrically released a total of nine animated feature films, four of which have been CG-only, and one direct-to-video title. Shark Tale, which we released domestically on October 1, 2004, has grossed approximately $122.7 million in domestic box office receipts through October 21, 2004. Our three previous CG animated feature films have achieved domestic box office success, with Antz, Shrek and Shrek 2 grossing approximately $90.2 million, $267.7 million and $436.7 million, respectively, and collectively selling approximately 57.3 million home video units (totaling approximately $697.9 million in revenue) worldwide (Shrek 2 is scheduled to be released on home video in November 2004). Shrek 2, which opened on May 18, 2004, was the third highest grossing film of all time in the domestic box office, achieved the highest domestic box office gross of any animated film, had the most successful three-day opening weekend of any animated film and broke the single-day box office sales record for any film by grossing $44.8 million and was the most widely distributed film ever in the domestic theatrical market (playing in 4,223 theaters at its peak). Our five non-CG animated feature films, The Prince of Egypt, The Road to El Dorado, Chicken Run, Spirit: Stallion of the Cimarron and Sinbad: Legend of the Seven Seas, have domestically grossed approximately $101.3 million, $50.9 million, $106.8 million, $73.3 million and $26.4 million, respectively, and collectively sold approximately 44.5 million home video units worldwide (totaling approximately $553.3 million in revenue). The average domestic box office performance of our CG animated films has been significantly higher than that of our hand-drawn, two dimensional feature films. We do not have any hand-drawn, two dimensional films currently in production and do not intend to produce any such films.

      We believe our experience, creative talent, scale of operations, technology and animation proficiency enable us to release two high quality CG animated feature films per year. We released both Shrek 2 and Shark Tale in 2004, and we are scheduled to release our next CG animated feature film, Madagascar, into the domestic theatrical market in the spring of 2005. We are in various stages of pre-production and production on five additional feature films that we expect to release through 2006. In addition, we have a substantial number of projects in creative and story development that are expected to fill the release schedule in 2007 and beyond.

      Our feature films are the source of substantially all of our revenue. We derive revenue from the worldwide exploitation of our feature films in theaters and in markets such as home video, pay and free broadcast television and ancillary markets. In the years 2001, 2002 and 2003, our operating revenue was $661.1 million, $434.3 million and $301.0 million, respectively. Our net income in 2001 was $2.3 million and our net loss in 2002 and 2003 was $25.1 million and $187.2 million, respectively.

      We retain the exclusive copyright and other intellectual property rights to all of our films and characters, excluding Aardman Animation films and characters (some of which we co-own), and we have access to an established distribution and marketing network to fully exploit our films and characters in theatrical, home video, television and ancillary markets throughout the world. We have important strategic relationships with retailers, promotional partners and licensees around the world that significantly enhance both consumer awareness of our films and their revenue-producing potential. In addition to producing feature films for theatrical release, we intend to develop and produce CG animated films for the direct-to-video market. We have also developed and are currently producing a CG animated television series for NBC called Father of the Pride, which is currently airing in primetime. We are currently discussing with NBC the possibility of a second season of Father of the Pride. These discussions are in their preliminary stages and it has not yet been determined whether to proceed with production of a second season.

      As of October 7, 2004, we have entered into the Distribution Agreement with DreamWorks Studios, pursuant to which, DreamWorks Studios will generally be responsible for the distribution, marketing and servicing of all of our completed animated films, including our previously released films, and direct-to-video films. DreamWorks Studios currently distributes, and we expect will continue to distribute, our motion pictures in international theatrical markets through distribution agreements with Universal Studios, an industry leading distributor and fulfillment services provider, CJ Entertainment (in Korea and the People’s Republic of China) and Kadokawa Entertainment (in Japan). DreamWorks Studios has engaged Universal Studios to be our worldwide principal fulfillment services provider for our home videos, excluding only Korea and Japan, where CJ Entertainment and Kadokawa Entertainment, respectively, will perform such functions. The Distribution Agreement covers the distribution of our films and pictures in all media and markets on a worldwide basis that are available for delivery through the later of (i) delivery of 12 animated feature films, beginning with Shark Tale, and (ii) December 31, 2010. In general, the term of the Distribution Agreement will be extended to the extent of the term, if longer, of any of DreamWorks Studios’ sub-distribution, servicing and licensing agreements that cover our films and that we pre-approve (such as the Universal Agreements and DreamWorks Studios’ existing arrangements with CJ Entertainment and Kadokawa Entertainment). Even if we terminate our distribution relationship with DreamWorks Studios, our existing and future films generally will be subject to the terms of those pre-approved agreements. We will retain the copyrights and other intellectual property related to our films and the right to directly exploit certain ancillary rights, such as commercial tie-ins, and promotional, literary publishing, music publishing, soundtrack, radio, legitimate stage and merchandising rights. We believe our relationship with DreamWorks Studios provides us with many advantages, including the ability to create consumer awareness and demand for our films through DreamWorks Studios’ seasoned theatrical marketing, distribution and home video teams. Please see “Related Party Agreements — Distribution Agreement” for a more detailed description of the Distribution Agreement.

Company History

      Prior to the separation, we were a business division of DreamWorks Studios, the diversified entertainment company formed by Steven Spielberg, Jeffrey Katzenberg and David Geffen, since its formation in October 1994. We have grown from several hundred employees releasing a single animated film per year to our current status as a separate company with approximately 1,200 employees and the capacity to release two CG animated feature films annually.

      We have conducted our business primarily through DreamWorks Studios’ animation division, which includes DreamWorks Animation L.L.C. and PDI. In connection with this offering, we have completed the separation of our business from those of DreamWorks Studios. The separation was accomplished by the direct transfer of certain of the assets and liabilities that comprise our business, as well as by the transfer, by way of merger or otherwise, of certain of DreamWorks Studios’ subsidiaries to us. As part of our separation from DreamWorks Studios, we acquired all of the outstanding stock of PDI and PDI LLC. PDI was an approximately 90% owned subsidiary of DreamWorks Studios and its sole asset is its 60% interest in PDI LLC, of which DreamWorks Studios owned the remaining 40%. PDI LLC was formed in 1997 as a joint venture between PDI and DreamWorks Studios for the principal purpose of developing and enhancing the production processes used in the creation of CG animated characters and films. As a result of our acquisition of PDI, current and former employees of PDI received approximately 276,924 shares of our Class A common stock. For a description of our separation from DreamWorks Studios, see “Related Party Agreement — Separation Agreement.”

      We conduct our business primarily in two studios — in Glendale, where we are headquartered, and in Redwood City, California. Our Glendale animation campus, where the majority of our animators and production staff is based, was custom built in 1997 for use as an animation studio. In 1997, we formed a joint venture with PDI to produce Antz, and in 2000 we acquired a controlling stake in PDI. Our animators have won numerous awards for their work in CG animation, most recently having won a Technical Achievement Award from the Academy of Motion Picture Arts and Sciences for our facial animation system.

      Since 1998, we have released nine animated feature films, including Shrek 2 in May of this year and Shark Tale in October of this year. In addition, we have released one animated direct-to-video film. Historically, we have produced both CG animated feature films as well as hand-drawn two dimensional animated feature films. While all of our films produced to date, except Chicken Run, contained CG images, only Antz, Shrek, Shrek 2 and Shark Tale were created solely using CG animation. The average domestic box office performance of those films has been significantly higher than that of our hand-drawn, two dimensional feature films. In 2001, due to the success of CG animated films, we decided to exit the hand-drawn, two dimensional animation business after the completion and release, in 2002 and 2003, of the two remaining hand-drawn features that were in production. Beginning with Shrek 2, all films in production and projects in development, other than certain films that we may finance, co-produce or distribute for Aardman Animations, are expected to be produced solely using CG images and techniques. Aardman Animations is the Academy Award® winning animation studio founded in 1972 by David Sproxton and Peter Lord, best known for its work in stop-motion animation. DreamWorks Studios and Aardman Animations have collaborated in the past on Chicken Run, which was produced by Aardman Animations and distributed in certain territories, including the United States, by DreamWorks Studios. We also have a commitment to distribute Wallace & Gromit: Tale of the Were Rabbit, another stop-motion film being produced by Aardman Animation.

      In addition to our strategic shift to CG animated films, in 2001 we decided to focus on developing a unique identity for our films that seeks to appeal to a broad-based audience of families, teens and adults. Shrek, in particular, represented a breakthrough for this kind of movie. Shrek was nominated for two Academy Awards® and won the first ever Academy Award® for Best Animated Feature. In addition, it generated domestic box office receipts of approximately $267.7 million. Shrek’s domestic box office receipts surpassed the box office receipts of all other animated feature films released prior to it, excluding only The Lion King. In addition, Shrek has been very successful in the home video market, with approximately 28 million units sold (totaling approximately $382.9 million in revenue) domestically (approximately 12 million, or $194 million, of which were DVDs) and approximately 15 million sold internationally (totaling approximately $163 million in revenue). Like Shrek, Shrek 2 has been critically acclaimed. It has also established several box office records, including achieving the highest domestic box office gross of any animated film at $436.7 million, and the highest single-day sales total of any film, with $44.8 million in domestic box office receipts.

Our Strengths

      We believe our competitive strengths to be as follows:

•	Strong Management Team with a Successful Track Record. Our creative and production management team, led by Jeffrey Katzenberg, consists of some of the most experienced individuals in the CG animation industry, with an average of over 12 years of experience in the animation field and 18 years in the entertainment industry. Mr. Katzenberg, as Chairman of The Walt Disney Studios, was one of the key architects responsible for the growth of Disney’s animated film division from 1984 to 1994, which, under his leadership, produced such successful films as The Lion King, Aladdin and Beauty and the Beast. Mr. Katzenberg and his management team have led DreamWorks Studios’ animation division since its formation and have overseen the successful release of a number of animated films, including Antz, Shrek, Shrek 2 and Shark Tale.

•	Creative and Experienced Talent. Our producers, directors and production executives, many of whom are signed to long-term contracts, are among the most experienced in the CG animation industry, having produced, directed or otherwise overseen highly successful animated feature films such as Shrek, Shrek 2, The Lion King, Toy Story, Beauty and the Beast and Aladdin. Our dedicated artists, technology personnel and production staff, numbering approximately 1,000 employees, are also among the most talented and creative in the industry. We emphasize the importance of quality scripts when considering film ideas, and generally engage proven screenwriters, comedians and other writers to develop and produce our storylines. In addition, these writers are deeply involved throughout the production process so that our story department and technical personnel can directly collaborate with the creative talent that develops a story. Finally, our commitment to investing in our people and technology helps ensure that our films continue to represent the cutting edge in CG animated filmmaking. We attract and retain our animators and creative and technical staff with competitive compensation packages and an artist friendly environment that emphasizes ongoing training in animation artistry and technology.

•	Strong and Adaptable Technology Foundation. Our technology plays an important role in the production of our films. Our technology development staff has been responsible for many award-winning innovations that continue to advance the art of CG animated film-making. We also continue to innovate in the application of new technologies to the production process, which has enabled us to produce progressively richer and more visually sophisticated imagery in our films. Our focus on user interface and tool development enables our animators to adeptly use existing and emerging CG technologies, allowing us to maximize our artistic talent within a CG environment. In addition, we have strategic relationships with leading technology companies that allow us to leverage third-party advancements and technology innovation substantially before they are available to the open market, which gives us a valuable advantage in the rapidly changing landscape of technology.

•	Exclusive Ownership of Our Films and Characters. We exclusively own the copyright and other property rights to all of our films, including the animated films released prior to this offering, with the exception of certain films that we produce with Aardman Animations. Because of our exclusive ownership, we control the creative direction and the exploitation of our films and characters and retain the sole right to create sequels and other derivative products such as direct-to-video films and consumer products. We believe that our ability to control the continued exploitation of our properties is a competitive advantage and allows us to capitalize on an already existing audience base for our films.

•	Established Distribution and Promotion Infrastructure. Our films have been distributed through DreamWorks Studios since we released our first film in 1998, and we and DreamWorks Studios have developed strong relationships with a host of prominent companies to help promote our films. In addition, DreamWorks Studios has worked with Universal Studios, the principal international theatrical distributor and principal home video fulfillment services provider of our films, since 1995. We believe our relationships with DreamWorks Studios and its international distributors and fulfillment services providers have created proven distribution channels and marketing networks for our films, particularly with respect to home video. In addition, we believe that our established merchandising and promotions group is among the most capable in the industry, with the ability to leverage our strong relationships with retailers and other consumer products companies to maximize the ways in which we promote and profit from our films.

Our Strategy

      We intend to maintain our position as one of the leading developers and producers of CG animated feature films. To accomplish this goal, we are pursuing the major strategies described below.

•	Focus on Maintaining Broad Audience Appeal for Our Films Through the Unique Identity of DreamWorks Animation. We believe that DreamWorks has developed a unique identity that the public associates with innovative and popular movies such as the Shrek films. We intend to build on DreamWorks’ brand recognition by continuing to make unique, high quality, CG animated films that have a sophisticated tone and visual style. We believe our style and our appeal to a broad-based audience of families, teens and adults set us apart from traditional animated films and film companies.

•	Use Our Existing Scale of Operations to Release Two CG Animated Feature Films Per Year. We intend to release two CG animated feature films per year. Based on our knowledge of the industry and the announced release schedules of our competitors, we believe this exceeds the current production schedule of any other CG animation studio and allows us to leverage our infrastructure and spread overhead costs over a greater number of films than our current competitors. We believe that, although other studios may have the financial or technical capacity to match our output of two high-quality CG animated feature film releases per year, the time that it takes to develop and produce CG animated feature films makes it unlikely that any other studio will do so within the near future.

        We believe we are capable of releasing two CG animated feature films per year for at least two reasons. First, we have expanded our operations in the past several years by hiring additional personnel with more specialized CG talent and by hiring additional creative staff. This has allowed us to increase the number of films we have in development and increase our production capacity. Second, our shift from producing hand-drawn animated films to producing CG animated films resulted in the build-up of our CG infrastructure and has significantly increased our production efficiency.

•	Use Star Talent to Increase Popular Appeal. Our films feature the voice talent of some of the most celebrated actors in the entertainment industry. We believe that using the voices of today’s top feature film and television actors in both domestic and international markets enhances our films as their unique voices and talent help bring our characters to life. We have strong relationships with our star talent. In addition to providing their voices in our films, these actors commit to promoting our films for both theatrical and home video release. We believe this commitment enhances the event status of each release and increases consumer awareness of the film.

•	Take Advantage of Franchise Opportunities. We intend to take advantage of our ownership rights and the broad marketability of animated films to create franchise films and characters that can generate prequels, sequels and other derivative works and licensing opportunities in several different markets, including theme park attractions, stage plays, interactive games and direct-to-video films. We believe the direct-to-video market, in particular, is receptive to animated films, especially in expanding characters that have become part of popular culture. We expect the production costs associated with direct-to-video films will be significantly less than those associated with our animated feature films. We believe the relatively low costs of producing direct-to-video films, and the significant unit volumes generated by even moderately successful titles, support an economic model that can generate meaningful profits for us.

•	Continue Developing Superior CG Animation Skills. We believe we are at the forefront of technical achievement in CG animated filmmaking due to the collaboration and artistic skills of our artists, technology personnel and production staff and because we have built a user-friendly production environment that allows our artists and animators to fully exploit the complex technologies used in CG animated filmmaking. We have invested, and will continue to dedicate, significant resources in the proper training and support of our creative staff. Because of our training efforts and the flexibility of our production environment, we were able to re-train over 140 world-class animators who specialized in hand-drawn cel animation to become highly proficient with CG animation techniques. In addition, we intend to continue to invest in our technology to ensure that, from an artistic and technical perspective, our films remain state-of-the-art in CG animated filmmaking.

•	Maximize the Success of Our Films Through Promotional Partnerships. We have developed strong relationships with a number of well-known retailers and consumer products companies throughout the world that help us promote our films in many valuable ways. We believe these promotional campaigns have been very successful and have resulted in increased movie theater attendance, greater home video sales and other consumer product sales. We intend to continue developing new relationships with prominent companies and to continue utilizing existing relationships to ensure maximum consumer awareness for our films.

Our Films

Films in Production

      We are currently producing four animated feature films and have committed to acquire distribution rights to one stop-motion film being produced by Aardman Animations. In addition, we have a substantial number of projects in development that are expected to fill our release schedule in 2007 and beyond. The table below lists all of our films in various stages of pre-production and production that are expected to be released through 2006.

Title	Expected Release Date*	Voice Talent*

Madagascar	2005	Ben Stiller, Chris Rock, Jada Pinkett-Smith, David Schwimmer
Wallace & Gromit: Tale of the Were
Rabbit (stop-motion)	2005	Ralph Fiennes, Helena Bonham Carter, Peter Sallis
Flushed Away	2006	Hugh Jackman, Ian McKellen, Nicole Kidman
Over the Hedge	2006	Bruce Willis, Garry Shandling, Jim Carrey
Shrek 3	2006	Mike Myers, Cameron Diaz, Eddie Murphy, Antonio Banderas

*	Release dates and voice talent are tentative. Due to the uncertainties involved in the development and production of animated feature films, the date of their completion can be significantly delayed and planned voice talent can change.

      Madagascar. A comic adventure about four New York City Central Park Zoo animals who find themselves unexpectedly shipwrecked on the exotic island of Madagascar. Best of friends in the civilized world, these die-hard native New Yorkers must try to survive in the wild and discover the true meaning of the phrase, “it’s a jungle out there.” Madagascar features the voices of Ben Stiller, Chris Rock, Jada Pinkett-Smith and David Schwimmer. As of October 1, 2004, Madagascar was in full production.

      Wallace & Gromit: Tale of the Were Rabbit. Produced with Aardman Animations in Bristol, England (makers of Chicken Run), Wallace & Gromit: Tale of the Were Rabbit is the first feature film about the characters of the Academy Award-winning film shorts of the same name. Wallace & Gromit: Tale of the Were Rabbit is being produced in stop-motion animation, the style for which Aardman and its award-winning director, Nick Park, are well recognized. As of October 1, 2004, Wallace & Gromit: Tale of the Were Rabbit was two-thirds through its shooting schedule with over three-quarters of the film’s final voices recorded.

      Flushed Away. Flushed Away marks the third collaboration between us and Aardman Animations. Sophisticated socialite rat, Roderick St. James, lives a charmed life in a posh Kensington flat. Accidentally flushed down his own loo, Roddy winds up in the sewer and strikes a deal with a street-smart rat named Rita to take him home. As they voyage through the sewer, a thriving underground “Ratropolis” full of both great charm and peril, sparks fly between our rats from opposite worlds. But when Roddy realizes this secret city is facing disaster, he is forced to choose between the life of privilege “up top” and Rita and the citizens of Ratropolis. As of October 1, 2004, Flushed Away was in pre-production, with production scheduled to begin in the fall of 2004.

      Over the Hedge. Based on the popular comic strip seen in over 200 newspapers, Over the Hedge tells the story of a mischievous raccoon named R.J. (voiced by Bruce Willis) and a timid turtle named Verne (voiced by Garry Shandling). When R.J., Verne and their woodland friends find a suburban housing development encroaching on their forest home, Verne’s first instinct is to head for the hills. But the opportunistic R.J. sees a treasure trove to be had from his unsuspecting new neighbors. Together, Verne and R.J. form an unlikely friendship as they observe and exploit this strange new world called suburbia. As of October 1, 2004, Over the Hedge was in pre-production, with production set to commence in early 2005.

      Shrek 3. Shrek 2, the #1 comedy film of all time, based on domestic box office receipts, continues with Shrek 3. Mike Myers, Eddie Murphy, Cameron Diaz, Antonio Banderas, and the behind-the-scenes talent of Shrek 2 return for this new adventure. As of October 1, 2004, Shrek 3 was in pre-production, with production set to commence in early 2005.

Released Films

      To date, we have theatrically released nine animated feature films and one direct-to-video film. Each of these films continues to generate first-cycle revenue. The table below lists our animated films produced and released to date and the domestic box office receipts and worldwide home video units and revenue by film.

Domestic box office receipts represent the amounts collected by theatrical exhibitors for exhibition of films and do not represent measures of revenue. Worldwide home video revenue represents revenue recognized by us in accordance with GAAP.

		Domestic Box
	Domestic	Office	Worldwide Home		Worldwide Home
Title	Release Date	Receipts(1)	Video Units Sold		Video Revenue

		(In millions)
CG Animated
Shark Tale	Oct. 1, 2004	$122.7 (2)	N/A	(2)	N/A	(2)
Shrek 2	May 19, 2004	436.7	N/A	(3)	N/A	(3)
Shrek	May 18, 2001	267.7	43.0		$546.0
Antz	Oct. 2, 1998	90.6	14.4		151.9
Primarily Hand-Drawn and Other
Chicken Run (stop-motion)(4)	June 21, 2000	106.8	8.9		104.7
The Prince of Egypt	Dec. 18, 1998	101.3	13.5		177.5
Spirit: Stallion of the Cimarron	May 24, 2002	73.3	11.3		148.9
The Road to El Dorado	Mar. 31, 2000	50.9	6.3		65.9
Sinbad: Legend of the Seven Seas	July 06, 2003	26.4	4.4		56.3
Joseph: King of Dreams (direct-to-video)	Nov. 7, 2000	N/A	2.7		26.5

(1)	Source: Variety. In the past, our distributors’ percentage of box office receipts has generally ranged from an effective rate of over 50% to 35% depending on the financial success of the motion picture and the number of weeks that it plays at the box office. Under the Distribution Agreement, the portion of domestic box office receipts that we recognize as revenue for a film will be reduced by the distribution and marketing costs and 8% distribution fee with respect to that film that DreamWorks Studios is entitled to recoup.

(2)	Reflects receipts through October 21, 2004. Shark Tale is scheduled to be released in the home video market in 2005.

(3)	Shrek 2 is scheduled to be released in the home video market in November 2004.

(4)	Produced by Aardman Animations and co-financed and distributed by us in certain territories.

How We Distribute, Promote and Market our Films

Distribution and Marketing

      In general, we have distributed and marketed our films in all media through our parent, DreamWorks Studios and its sub-distributors and fulfillment services providers in a manner that we believe has been consistent with general industry practice (see “Industry Overview — Motion Picture Distribution”). In the future, we expect to continue marketing and distributing all of our films through DreamWorks Studios in a consistent manner, but our distribution relationship will be governed by the Distribution Agreement, which we entered with DreamWorks Studios as of October 7, 2004. Pursuant to the Distribution Agreement, we have granted to DreamWorks Studios the exclusive worldwide right to distribute all of our animated feature films and direct-to-video pictures completed and available for release through the later of (i) delivery of 12 animated feature films, beginning with Shark Tale, and (ii) December 31, 2010. In general, the term of the Distribution Agreement will be extended to the extent of the term, if longer, of any of DreamWorks Studios’ sub-distribution, servicing and licensing agreements that we pre-approve (such as DreamWorks Studios’ existing arrangements with Universal Studios, CJ Entertainment and Kadokawa Entertainment). In addition, even if we terminate our distribution relationship with DreamWorks Studios, our existing and future films generally will still be subject to the terms of those pre-approved agreements. The Distribution Agreement also grants DreamWorks Studios identical rights with respect to all animated feature films and direct-to-video pictures that we have previously released.

      The Distribution Agreement provides that DreamWorks Studios will be responsible for advertising, publicizing, promoting, distributing and exploiting our animated feature films and direct-to-video pictures in a manner consistent with the customary and reasonable business practices of the motion picture industry and DreamWorks Studios’ prevailing and commercially reasonable practices. Specifically, the distribution, promotional and marketing services that DreamWorks Studios will provide with respect to our theatrically released animated feature films will be required to be substantially comparable to the distribution, promotional and marketing services provided by DreamWorks Studios in connection with the initial theatrical and home video release of our four most recent films. For a more detailed description of the Distribution Agreement, see “Related Party Agreements — Distribution Agreement.”

Theatrical Distribution

      DreamWorks Studios directly distributes and markets our films in the domestic theatrical market. Outside of this market, DreamWorks Studios distributes and markets our films through the Universal Distribution Agreement and its distribution and fulfillment services agreements with CJ Entertainment and its distribution and licensing agreements with Kadokawa Entertainment. Outside of Japan, Korea, the People’s Republic of China, and the domestic market, Universal Studios theatrically distributes and markets our films through United International Pictures B.V., a joint venture with Paramount Pictures. See “Related Party Agreements — DreamWorks Studios’ Agreements with Universal Studios.” United International Pictures B.V. is one of the leading international film distributors in the world and operates in approximately fifty countries. In Korea and the People’s Republic of China, CJ Entertainment provides theatrical distribution services, and in Japan, Kadokawa Entertainment provides such services.

      DreamWorks Studios has a domestic distribution group that distributes our films through theaters and theater circuits and through non-theatrical venues, such as hotels, airlines, cruise ships and other common carriers and military installations. All of our films are intended to be distributed as wide releases on more than 1,500 screens. DreamWorks Studios’ distribution group selects exhibitors for our films based on the quality of the facility, the box office success of animated films in that theater and geographic area, the terms of the exhibition agreement, the length of the run to which the exhibitor is willing to commit and all other relevant information available to them.

      DreamWorks Studios uses sophisticated technology that provides the informational background for the decision-making process involved in the distribution of our film products. In the United States and Canada, the information system links DreamWorks Studios’ distribution offices with each other and with exhibitors, print laboratories, film shippers, advertising agencies and publicists. This seamless book-to-billing system allows DreamWorks Studios to set shipment dates for print ads and trailers to theaters, send billing statements to exhibitors and track performance, all electronically.

      The system currently maintains four years of historical industry film performance data, which is used in an on-line environment that tracks theater-by-theater performance histories for DreamWorks Studios’ distributed films. This system assists DreamWorks Studios and us in determining the most profitable venues for our films and helps determine optimal release dates. In addition, the system provides weekly receipts information so that DreamWorks Studios can accurately track gross receipts at theaters and the proceeds it is due.

      DreamWorks Studios is directly responsible for all billing and collection of gross rentals from theater operators for the domestic markets. Each week, DreamWorks Studios receives a billing statement from each theater indicating the level of box office receipts. The billing is followed by a written confirmation of receipts, at which time DreamWorks Studios prepares a bill to the theater owner. DreamWorks Studios estimates that at least 80% of the box office data required to generate theater billings is received through a centralized collection information agency that is linked directly to DreamWorks Studios’ book-to-billing system. The remainder is generated through direct inquiry on a circuit-by-circuit or theater-by-theater basis.

Home Video Distribution

      DreamWorks Studios has entered into the Universal Home Video Agreement with Universal Studios to service the worldwide distribution of our DVDs and videocassettes for home video, other than in Japan and Korea. The services of Universal Studios are comprehensive and include all manufacturing and packaging, marketing, distribution, billing and collection. See “Related Party Agreements — DreamWorks Studios’ Agreements with Universal Studios.” In Japan and Korea, DreamWorks Studios has entered into agreements with Kadokawa Entertainment and CJ Entertainment, respectively, to provide similar services. DreamWorks Studios’ home video division maintains a small core of executives to oversee distribution, marketing and operations. These agreements pertain to both home video rental and the sell-through markets, both domestically and internationally.

      In addition, we and DreamWorks Studios enjoy a strong relationship with some of the world’s largest retailers. We work with these key retailers to develop custom marketing programs to support the launch of our home video titles. Our relationship with these stores have resulted in broad promotion of our home videos and ancillary consumer products in stores throughout the world.

      Since 1996, DreamWorks Studios has released over 54 films into the worldwide home video market and has had a successful track record in “event” marketing of such films as Shrek, which ranks as one of the top-selling home videos of all time, with approximately 43 million home video units sold worldwide. DreamWorks Studios has achieved this success through the creative marketing efforts of its seasoned executive team, which pioneered the sell-through business prior to joining DreamWorks Studios, and by cultivating close relationships with retailers around the world. DreamWorks Studios’ home video division has received numerous awards for creativity and marketing from consumer and industry organizations including the Cannes DVD Festival, Parent’s Choice, DVD Entertainment Awards and the VSDA Home Entertainment Awards.

Television Distribution

      DreamWorks Studios distributes our films in worldwide television markets, including pay television, by licensing our films pursuant to output agreements and individual and package film agreements, which generally provide that the exhibitor pays a fee for each film exhibited during the specified license period for that film, which may vary according to the theatrical success of the film. DreamWorks Studios has entered into license agreements for domestic pay television, domestic free television and domestic basic cable with respect to our films. Worldwide, DreamWorks Studios has output agreements in place with many of the largest pay and free television distributors around the world. In the past, as a division of DreamWorks Studios, our films have generally been covered by these license and output agreements. We expect that under the Distribution Agreement we will continue to benefit from DreamWorks Studios’ existing agreements and relationships.

Consumer Products

      We have directly entered into strategic licensing arrangements with a number of well-known consumer products companies that generate royalty-based licensing fees. In general, pursuant to these agreements we provide a license to use our characters and film elements in connection with merchandise in exchange for a percentage of net sales of those products. We have entered into agreements with companies such as Activision, Hasbro and Scholastic. Activision is our interactive partner for a number of our movies, including Shrek 2, Shark Tale, Madagascar and Over the Hedge, and is creating several video games for a variety of interactive platforms. Hasbro, our master toy licensee for Shrek 2, Shark Tale and Madagascar is manufacturing and selling toys, puzzles and games such as Shrek Monopoly Jr. and Shrek Operation, each of which are based on classic board games. Scholastic is our worldwide English language (and to a limited extent, Spanish language) publishing partner for several films, beginning with Shrek 2. Scholastic, one of the only brand names in children’s publishing, is our primary publishing partner for storybooks and color/activity books and will produce 19 books based on Shrek 2.

Promotional Partnerships

      The success of our films greatly depends not only on their quality, but also on the degree of consumer awareness that we are able to generate for their theatrical and home video releases. In order to maximize consumer awareness, together with DreamWorks Studios, we have developed promotional partnerships with a host of well known companies. For example, for Shrek 2, we have promotional partnerships with Burger King, Baskin Robbins, General Mills, M&M Mars, Pepsi, Frito-Lay, Hewlett Packard, Dial and The United States Post Office. Likewise, to promote Shark Tale, to date, we have partnered with Burger King, General Mills, Coca-Cola, Hewlett Packard and Krispy Kreme Doughnuts. We have similar relationships with brand leaders in the international marketplace, such as Proctor & Gamble, Nestlé, Kellogg’s, Ferrero (Europe), Barilla (Italy), Quik (France) and Red Rooster (Australia). Our promotional partnerships are either multi-picture or picture-by-picture arrangements. In general, these arrangements provide that we license our characters and storylines for use in conjunction with our promotional partners’ products or services. In exchange, we generally receive promotional fees in addition to substantial marketing benefits from cross-promotional opportunities, such as inclusion of our characters and movie images in television commercials, print media and on promotional packaging. We believe these relationships are mutually valuable. We benefit because of the substantial consumer awareness generated for our films, and our partners benefit because these arrangements provide them the opportunity to build their brand awareness and associate with popular culture in ways they otherwise might not be able.

How We Develop and Produce our Films

The CG Animated Filmmaking Process

      The filmmaking process starts with an idea. Inspiration for a film comes from many sources — from our in-house staff, from freelance writers and from existing literary works. Successful ideas are generally written up as a treatment (or story description) and then proceed to a screenplay, followed by the storyboarding process and then finally into the production process. After the majority of the development phase is complete, the entire production process, from storyboarding to filming out the final image, can take approximately three to four years.

      We employ small collaborative teams that are responsible for preparing storylines and ideas for the initial stages of development. These teams, through a system of creative development controls, are responsible for ensuring that ideas follow the best creative path within a desired budget and schedule parameter. The table below depicts, in a very general manner, a timeline for the filmmaking process, and describes the four general and overlapping phases that constitute the process and their components:

      An animated film, in its most basic state, is a collection of shots that are assembled and combined with dialogue, sound effects and music to create a cohesive story. A group of shots — for example a close up of Shrek speaking followed by a close-up of Puss-in-Boots responding would constitute two shots — that logically flow together and form a cohesive group is known as a sequence. The collection of sequences that make up the entire film is called the story reel. The story reel is the most important tool for providing continuity and comprehension during the filmmaking process and is the most basic form of the film that will ultimately reach theaters some three-plus years later. All of the component shots and sequences in the story reel (characters, voices, sets, music, and the like) are manipulated using a digital editing console that keeps track of the high-resolution shots and sequences stored in our database and allows for quick, non-linear editing and manipulation of low-resolution duplicates on the story reel. Throughout the filmmaking process, new and modified shots and sequences are integrated into the story reel and replace older shots, sequences and placeholders. As each shot and sequence follows its path to completion, a copy of it is edited into the story reel, which allows the filmmakers to access the most complete version of the film at all times.

      Development. The development phase generally consists of story and visual development and its duration can vary project by project — from a matter of months to a number of years. The primary components of the development stage are:

Treatment: Typically a three to five page outline of the story.

Screenplay: An approximately 80-page script of the story that combines dialogue and stage directions to elaborate the outline of the story.

Storyboarding: A visual script, or storyboard, developed from the screenplay that breaks down the story into thousands of hand-drawn still pictures, similar to a comic book. The storyboard describes and further weaves the plot and characters into a continuous narrative fabric. This is the first stage of the process that adds motion and personality to our characters.

Visual Development: Artists begin to draw character designs, backgrounds and other images that help develop the characters and the setting of the film. Decisions on stylistic approaches, color, use of space and light and other elements, in other words, how the film will eventually look, are all decided in this phase of development.

      Pre-Production. This phase is preparatory to the actual CG animation phase and involves the following:

Modeling: The CG modeler translates two-dimensional imagery of props, environments and characters into three-dimensional geometric representations that can be viewed and manipulated in a computer.

Character Rigging: During character rigging, the three-dimensional model is affixed within the computer with all the points of potential movement or anatomical control, which can number anywhere from a few hundred to several thousand for a primary character. These specialized controls are custom programmed to allow the entire range of a character’s movement and emotion.

Voice Recording: Directors instruct and coach the actors by walking through the scenes and describing the emotions that need to be conveyed. Because the actors are performing their roles, sessions are usually videotaped to help provide reference for the next phases of production and ensure that key expressions, reactions and other nuances are captured.

      Production. The production phase is the longest phase and involves the largest number of staff. It can last up to two years and it primarily consists of:

Layout: Using rough character shapes, we block out the movement of the character in the scene. We determine camera movement, character placement, spacing, basic lighting, geography and scene timing before beginning animation.

Animation: Animators articulate the thousands of skeletal-like controls that were created during the character rigging phase to bring each character to life and to synchronize the characters to the voice recordings. Animation ranges from a subtle change of a sub-surface muscle that changes the expression on a character’s face to a rapid series of intense jerks and twists of digital spine controls that allow characters to run, jump and fly.

Lighting: By applying textures to surfaces, a lighter brings the scene to life. Setting quantity, color, intensity and positioning of light creates the depth and shadow of the desired dramatic effect. In the end, a three-dimensional animated scene is simply hundreds of millions of digital polygons (or surfaces) that have been manipulated to create three dimensional illusion.

      Post Production. In the post production phase, the core visual and dialogue are in place and we add the following important aspects to the film:

Sound Effects: All non-dialogue sounds effects are added.

Music/Score: The final musical components are delivered and cut into the film in addition to the final score.

Sound Mixing: All of the elements of the film are mixed together for proper volume levels and mixing.

Color Correction: The entire film is viewed by the filmmakers to ensure that the colors have properly translated during the final stages of the process.

Final Print: A final version of the completed film is sent to the lab to be printed, checked and ultimately duplicated and shipped to exhibitors around the world.

Our Technology

      Our technology plays an important role in the production of our films. Our technology development staff has been responsible for many award-winning innovations that continue to advance the art of CG animated film-making and many of our employees are active leaders of industry trade organizations, which help set standards within the CG animation community. We also continue to innovate in the application of new technologies to the production process, which has enabled us to produce progressively richer and more visually sophisticated imagery in our films. Our focus on user interface and tool development enables our animators to adeptly use existing and emerging CG technologies, allowing us to leverage our extraordinary artistic talent. In addition, we have strategic relationships with leading technology companies that allow us to leverage third-party advancements and technology innovation substantially before they are available to the open market, which in the rapidly changing landscape of technology gives us a valuable advantage.

      We have several core proprietary technologies and production processes: (1) Our Adaptable Production Environment is a robust data and workflow management architecture for connecting various tools together into an organized and efficient pipeline; (2) Emo is our character animation system; (3) Light and D Render are an interactive lighting tool and a photo realistic rendering software system, respectively; (4) Comp is a high-quality digital compositor; (5) Nile is a sophisticated production tracking and management tool and (6) Virtual Studio Collaboration encompasses a suite of high-end collaboration tools that enable efficient production workflow and collaboration across multiple geographically diverse sites.

      Adaptable Production Environment: The adaptable and flexible production environment at DreamWorks Animation exists because of our core pipeline software, which permits the use of specialized proprietary custom tools, as well as commercially available applications. The proprietary pipeline software includes hundreds of scripts and applications that manage and version the millions of digital elements that make up each of our CG productions. The basis for our production pipeline is a linked collection of proprietary tools that are customizable and allow for the creation of unique, groundbreaking images and visual effects in our films.

      EMOtion: Emo is our Academy Award® winning animation system. It is one of the primary tools used by our animators to put our CG characters in motion. Unlike commercially available software solutions that focus primarily on film visual effects or computer game animation, Emo is designed to deliver animators the control and flexibility to achieve convincing facial expression and full body motion worthy of the world-class acting talent in our films.

      Light and D Render: Together these two software systems provide an interactive lighting interface and a powerful photo-realistic image rendering software. Light provides an interactive shading interface that enables artists to make creative adjustments to the shot’s lighting environment. D Render provides the engine that synthesizes the environment according to the settings established in Light. Light and D Render are essential for establishing the complex visual imagery that is a hallmark of DreamWorks Animation films.

      Comp: Comp is our integrated and interactive compositing package specifically targeted for the needs of high-end CG animation. Architected for parallel work, Comp allows many artists to work concurrently on the same shot. Comp has a sophisticated user interface that maximizes artist productivity and also provides programmatic access for customization and integration into the production workflow.

      Nile: Nile is our production management system used to schedule, coordinate and track the flow of work through the production pipeline. Due to the complex interdependent nature of three dimensional animation, accurate production information is essential for producing high quality animation on a specific schedule and budget. Nile acts as the central repository for all notes, changes and key decisions that take place throughout the production of a film. Furthermore, Nile shares information across productions, allowing the production management team to optimize studio resources and regulate the inventory of work for individual departments.

      Virtual Studio Collaboration: Our Virtual Studio Collaboration technology enables creative collaboration across multiple geographic sites. This technology has been applied to the several areas of the creative, production and technical collaboration processes at DreamWorks Animation, which has enabled us to build virtual studios across physical boundaries and leverage our talent pool without regard to location. The technology has been deployed internally to enable remote digital dailies, remote editing collaboration, remote storyboard pitching and many other forms of remote collaboration involving the real-time sharing of high-resolution images combined with interactive communication among staff. This technology, which is now at the core of our operation, has enabled us to leverage the latest in research and development with our strategic technology partners.

Competition

      Because of the importance of the domestic theatrical market in determining revenue from other sources, our primary competition comes from both animated and live-action films that are targeted at similar audiences and released into the domestic theatrical market at the same time as our films. At this level, in addition to competing for box office receipts, we compete with other film studios over optimal release dates and the number of motion picture screens on which our movies are exhibited. In addition, we compete with other films released into the international theatrical market and the worldwide home video and television markets. We also face intense competition from other animation studios for the services of talented writers, directors, producers, animators and other employees.

      Competition for Film Audiences. Our feature films compete with both live-action and animated films for motion picture screens, particularly during national and school holidays when demand is at its peak. Due to the competitive environment, the opening weekend for a film is extremely important in establishing momentum for its domestic box office performance. Because we expect to release only two films per year, the scheduling of optimal release dates is critical to our success. One of the most important factors we consider when determining the release date for any particular film is the expected release date of competing films. In this regard, we pay particular attention to the expected release dates of films produced by other animation studios, and in particular Pixar, Disney and Fox Entertainment’s Blue Sky Studios, although we expect that in the future, we may also need to consider the release dates of animated films produced by others.

      Disney, Pixar, and Blue Sky Studios are the other CG animation studios that we believe target similar audiences and currently have comparable CG animated filmmaking capabilities, and each of them has released animated films produced solely with CG technology. Pixar has announced that it intends to release The Incredibles on November 5 of this year and Cars in late 2005. Blue Sky Studios is a smaller animation studio and production company that has produced only one CG animated feature film, Ice Age, which was released in March 2002, and is currently producing Robots, which has an announced release date of March 2005. In addition to producing Dinosaur in 2000, Disney has announced that it plans to release the CG animated feature film, Chicken Little, in 2005. In addition to these animated film studios, other smaller animated film studios and production companies currently exist, such as DNA Productions, which in 2001 released the CG animated feature film Jimmy Neutron: Boy Genius in conjunction with Nickelodeon and Paramount Pictures. In addition to CG animated films, a number of hand-drawn animated films are released each year.

      Competition for Talent. Currently, we compete with other animated film and visual effect studios for artists, animators, directors and producers. In addition, we compete for the services of computer programmers and other technical production staff with other CG animation studios and production companies and, increasingly, with video game producers. In order to recruit and retain the most talented creative and technical personnel possible, we have established relationships with the top animation schools and industry trade groups. We have also established well organized and thorough in-house digital training and artistic development training programs. Through these programs, we were able to re-train approximately 140 talented two-dimensional animators to become highly proficient three-dimensional CG animators.

      Potential Competition. In addition to existing CG animation studios, a number of film and visual effect studios, including Sony Entertainment and Lucasfilm Ltd. have announced their intention to enter the market or produce additional CG animated films. While we and most of the other existing CG animation studios and production companies have developed proprietary software to create CG animated films, other film studios would not be required to do so, as technological advances have made it possible to purchase third-party software that is capable of producing high-quality CG images. However, we believe that our experience in the CG animation field, along with the technology and talent that we have developed, provide us with significant competitive advantages over new entrants.

Employees

      We employ approximately 1,200 full and part-time employees, most of which are currently covered by employment contracts, which generally include non-disclosure agreements. Of that total, approximately three quarters are directly employed in the production of our films as animators, modelers, story artists, visual development artists, layout artists, editors, technical directors, lighters and visual effects artists and production staff, approximately 180 are primarily engaged in supporting and developing our animation technology, and approximately 80 work on general corporate and administrative matters, including training. We also hire additional employees on a picture-by-picture basis. The salaries of these additional employees, as well as portions of the salaries of certain full-time employees who provide direct production services, are typically allocated to the capitalized costs of the related feature film. In addition, approximately 450 of our current employees (and some of the employees or independent contractors that we hire on a project-by-project basis) are represented under three industry-wide collective bargaining agreements to which we are a party, namely the Local 839 of the International Alliance of Theatrical Stage Employees Agreement and the International Alliance of Theatrical Stage Employee Basic Agreement, which generally cover certain members of our production staff, and an agreement with the Screen Actors Guild, which generally covers artists such as actors and singers. The collective bargaining agreements with Local 839 and the IATSE expire in August 2006 and the SAG agreement expires in June 2005. We believe that our employee and labor relations are good.

Legal Proceedings

      From time to time we are involved in legal proceedings arising in the ordinary course of our business, typically intellectual property litigation and infringement claims related to our feature films, which could cause us to incur significant expenses or prevent us from releasing a film. We also have been the subject of patent and copyright claims relating to technology and ideas that we may use or feature in connection with the production, marketing or exploitation of our feature films, which may affect our ability to continue to do so.

      We believe that there is no litigation pending against us, including the matters described above, that should have, individually or in the aggregate, a material adverse effect on our financial position or results of operations.

MANAGEMENT

Executive Officers and Directors

      The following table sets forth information as to persons who are expected to serve as our directors and executive officers upon consummation of this offering, together with their positions and ages.

Name	Age	Position

Jeffrey Katzenberg	53	Chief Executive Officer and Director
Roger A. Enrico	59	Chairman of the Board of Directors Nominee
Paul G. Allen	51	Director Nominee
Lewis W. Coleman	62	Director
David Geffen	61	Director Nominee
Mellody Hobson	34	Director Nominee
Nathan Myhrvold	44	Director Nominee
Howard Schultz	50	Director Nominee
Ann Daly	48	Chief Operating Officer
Katherine Kendrick	44	General Counsel
Kristina M. Leslie	40	Chief Financial Officer

      Set forth below is a brief description of the business experience of the persons who are expected to serve as our directors and executive officers upon consummation of this offering:

      Jeffrey Katzenberg — Chief Executive Officer and Director. Mr. Katzenberg co-founded and has been a principal member of DreamWorks Studios since its founding in October 1994. Prior to founding DreamWorks Studios, Mr. Katzenberg served as chairman of the board of The Walt Disney Studios from 1984 to 1994. As chairman, he was responsible for the worldwide production, marketing and distribution of all Disney filmed entertainment, including motion pictures, television, cable, syndication, home video and interactive entertainment. During his tenure, the studio produced a number of live-action and animated box office hits, including Who Framed Roger Rabbit, The Little Mermaid, Beauty and the Beast, Aladdin and The Lion King. Prior to joining Disney, Mr. Katzenberg was president of Paramount Studios. Mr. Katzenberg serves on the boards of The Motion Picture and Television Fund, The Museum of Moving Image, Cedars-Sinai Medical Center, California Institute of the Arts and The Simon Wiesenthal Center. He is co-chairman of each of the Creative Rights Committee of the Directors Guild of America, and the Committee on the Professional Status of Writers of the Writers Guild of America. In addition, his fundraising efforts on behalf of AIDS Project Los Angeles have helped to provide its clients with medical and social services. Following our separation from DreamWorks Studios, Mr. Katzenberg will be a consultant to DreamWorks Studios, where he will be permitted to spend up to 10% of his time, and will remain one of its principal members.

      Roger A. Enrico — Chairman of the Board Nominee. We expect that Mr. Enrico will become chairman of our board of directors upon completion of this offering and will also assume additional duties and responsibilities as described below under “— Board of Directors — Chairman of the Board.” Mr. Enrico is the former chairman and chief executive officer of PepsiCo, Inc. Mr. Enrico was chief executive officer of PepsiCo, Inc. from April 1996 to April 2001, chairman of PepsiCo, Inc.’s board from November 1996 to April 2001, and vice chairman from April 2001 to April 2002. He joined PepsiCo, Inc. in 1971, became president and chief executive officer of Pepsi-Cola USA in 1983, president and chief executive officer of PepsiCo Worldwide Beverages in 1986, chairman and chief executive officer of Frito-Lay, Inc. in 1991, and chairman and chief executive officer of PepsiCo Worldwide Foods in 1992. Mr. Enrico was chairman and chief executive officer, PepsiCo Worldwide Restaurants, from 1994 to 1997. He is also on the boards of directors of Target Corporation, Electronic Data Systems Corporation, Belo Corp. and The National Geographic Society.

      Paul G. Allen — Director Nominee. Mr. Allen co-founded and has been the primary financial investor in DreamWorks Studios since its founding in October 1994. Mr. Allen is the chairman of Vulcan Inc., which he founded in 1986. He co-founded Microsoft Corporation with Bill Gates in 1976 and remained the company’s chief technologist until he left in 1983. Mr. Allen’s diverse multibillion dollar investment portfolio spans holdings in telecommunications, technology, media, biotech, entertainment and real estate, including DreamWorks Studios, Digeo, Oxygen Media, The Sporting News and the Seattle Seahawks NFL and Portland Trail Blazers NBA franchises. He is a director of numerous privately held companies and has served as chairman of the board of directors of Charter Communications, Inc. since July 1999. He is also the founder of Vulcan Productions, Inc., Experience Music Project and the Science Fiction Museum and Hall of Fame. Named one of the top 10 philanthropists in America, Mr. Allen gives back to the community through the Paul G. Allen Foundations.

      Lewis W. Coleman — Director. Mr. Coleman is the president of the Gordon and Betty Moore Foundation, a multi-billion dollar philanthropic foundation, which he joined in January 2001, although he intends to resign his position with the foundation in September 2004. A San Francisco native, and a Stanford University economics graduate, Mr. Coleman worked in the banking industry for 37 years. In December 2000, he resigned as chairman of the board of Banc of America Securities LLC, a subsidiary of Bank of America Corporation after having served in that position since joining Banc of America Securities LLC in December 1995. Prior to that, he spent ten years at BankAmerica Corporation where he held various positions including chief financial officer, head of World Banking Group and head of Capital Markets. Previous to that he spent thirteen years with Wells Fargo & Co. in a variety of wholesale and retail banking positions. He is also on the boards of directors of Chiron Corporation, Northrop Grumman Corporation and Regal Entertainment Group.

      David Geffen — Director Nominee. Mr. Geffen co-founded and has been a principal of DreamWorks Studios since its founding in October 1994. Prior to founding DreamWorks Studios, he founded, built and sold both Asylum Records (founded in 1970) and Geffen Records (founded in 1980) by signing contracts with and producing albums for such notable artists as The Eagles, Jackson Browne, Joni Mitchell and Linda Rondstadt (at Asylum Records) and John Lennon and Yoko Ono, Elton John, Donna Summer, Don Henley, Peter Gabriel, Guns n’ Roses, Aerosmith and Nirvana (at Geffen Records). Mr. Geffen has also produced successful live action films, including Interview with a Vampire (1994), Beetlejuice (1988) and Risky Business (1983). Following our separation from DreamWorks Studios, Mr. Geffen will oversee DreamWorks Studios and will remain one of its principal members.

      Mellody Hobson — Director Nominee. Ms. Hobson has served as the president and a director of Ariel Capital Management, LLC/ Ariel Mutual Funds, a Chicago-based investment management firm, since 2000. She previously served as senior vice president and director of marketing at Ariel Capital Management, Inc. from 1994 to 2000, and as vice president of marketing at Ariel Capital Management, Inc. from 1991 to 1994. Ms. Hobson is a graduate of Princeton University where she received a Bachelor of Arts from the Woodrow Wilson School of International Relations and Public Policy. Ms. Hobson works with a variety of civil and professional institutions, including serving as a director of the Chicago Public Library as well as its foundation and as a board member of the Field Museum and the Chicago Public Federation Fund. She has also served as a director of Tellabs, Inc. since 2002. In 2002, Esquire Magazine named Ms. Hobson as one of “America’s Best and Brightest” emerging leaders.

      Nathan Myhrvold — Director Nominee. Dr. Myhrvold is the chief executive officer of Intellectual Ventures, a private entrepreneurial firm he founded with his former Microsoft colleague, Dr. Edward Jung. Before Intellectual Ventures, Dr. Myhrvold spent 14 years at Microsoft Corporation. At Microsoft, he was a top technical and business strategist for the company and was involved with founding the company’s scalable operating systems efforts which lead to the Windows NT and Windows CE product lines. During his tenure, Dr. Myhrvold held several executive positions, eventually retiring as chief technology officer in May 2000. Before assuming his role as chief technology officer at Microsoft, Dr. Myhrvold was group vice president of applications and content, which comprised a number of company divisions, including desktop applications, consumer software and Microsoft’s online systems. Prior to that, he was senior vice president of Microsoft’s advanced technology division, responsible for advanced product development in areas such as interactive television, advanced graphics and identifying new forms of consumer computing. Before joining Microsoft in 1986, Dr. Myhrvold was founder and president of Dynamical Systems. Prior to that he was a postdoctoral fellow in the department of applied mathematics and theoretical physics at Cambridge University and worked with Professor Stephen Hawking on research in cosmology, quantum field theory in curved space time and quantum theories of gravitation. Dr. Myhrvold holds a doctorate in theoretical and mathematical physics and a master’s degree in mathematical economics from Princeton University. He also has a master’s degree in geophysics and space physics and a bachelor’s degree in mathematics, all from the University of California, Los Angeles.

      Howard Schultz — Director Nominee. Mr. Schultz is the founder and chairman of the board of Starbucks Corporation and has served as its chief global strategist since June 2000. From Starbucks’ inception in 1985 to June 2000, he served as chairman of the board and chief executive officer. From 1985 to June 1994, Mr. Schultz was also Starbucks’ president. From January 1986 to July 1987, Mr. Schultz was the chairman of the board, chief executive officer and president of Il Giornale Coffee Company, a predecessor to Starbucks. From September 1982 to December 1985, Mr. Schultz was the director of retail operations and marketing for Starbucks Coffee Company, another predecessor to Starbucks. In 1997, Mr. Schultz created The Starbucks Foundation to raise awareness for literacy causes and to give grants to organizations that promote literacy. Mr. Schultz has received many prestigious awards in recognition of his numerous business and community contributions, including the Business Enterprise Trust Award for courage, integrity and social vision in business; the International Humanitarian Award for CARE, a world-wide relief organization; the Jerusalem Fund of Aish HaTorah for individuals making significant contributions to improving the lives of people around the world; the National Leadership Award for philanthropic and educational efforts to battle AIDS from AIDS Action; the Business Leader of the Year Award from Georgetown University and the Botwinick Prize for Business Ethics from Columbia University. In January 2002, Mr. Schultz was named one of the top 25 Managers of the Year by Business Week magazine.

      Ann Daly — Chief Operating Officer. Ms. Daly has served as head of feature animation at DreamWorks Studios since July 1997, where she guided the strategic, operational, administrative and production-oriented concerns of the animation division, as well as overseeing the worldwide video operations of DreamWorks Studios. Prior to joining DreamWorks Studios, Ms. Daly served as president of Buena Vista Home Video (“BVHV”), North America, a division of The Walt Disney Company, where she presided over what was then the single largest home video company in the world. Ms. Daly was responsible for marketing, sales, distribution, operations, production and all other facets of the home video division. During her 14-year tenure at Disney, she was a home video industry pioneer, orchestrating many innovations such as the direct-to-video business, where high quality, family-oriented films were produced exclusively for the home video market. Under Ms. Daly’s direction, BVHV won several vendor awards for marketing and advertising, as well as for its state-of-the-art distribution, shipping and inventory replenishment systems. Ms. Daly received her B.A. in economics from The University of California, Los Angeles.

      Katherine Kendrick — General Counsel. Ms. Kendrick joined DreamWorks Studios in April 1996 as general counsel. Prior to joining DreamWorks Studios, Ms. Kendrick was employed by The Walt Disney Company in various legal roles, most recently as vice president — European legal affairs. Prior to joining Disney, Ms. Kendrick was an associate at the law firm of Latham & Watkins in Los Angeles. Ms. Kendrick has received several civic honors for her legal work and serves on the boards of numerous civic and charitable institutions, including The Next Generation Council of The Motion Picture and Television Fund, the Advisory Board of the Los Angeles Sports and Entertainment Commission, the Kernochan Center for Law, Media and the Arts for Columbia University School of Law, and Big Brothers/ Big Sisters of Greater Los Angeles. Ms. Kendrick received her J.D. degree from Columbia University and a B.A. in Economics from The University of California, Berkeley. Ms. Kendrick is currently serving on our board of directors. Upon consummation of this offering, she will resign from our board.

      Kristina M. Leslie — Chief Financial Officer. Ms. Leslie assumed the role of chief financial officer of DreamWorks Studios in the fall of 2003. Prior to becoming chief financial officer, she was head of corporate finance and strategic planning since joining DreamWorks Studios in June 1996, where she oversaw its long range planning, banking and investor relations and participated in all financing activities. Prior to joining DreamWorks Studios, Ms. Leslie was director of financial planning at Viacom following its acquisition of Paramount Communications, where she had served in various finance positions including treasury, investor relations and strategic planning since 1990. Ms. Leslie received an M.B.A. from Columbia University and a

B.A. in economics from Bucknell University. Ms. Leslie is currently serving on our board of directors. Upon consummation of this offering, she will resign from our board.

Board of Directors

      Our business and affairs will be managed under the direction of our board of directors. Certain of our largest stockholders, specifically Jeffrey Katzenberg, David Geffen and Paul Allen, have the right to sit on the board or, in certain cases, to designate for nomination members of our board pursuant to the terms of our restated certificate of incorporation and a stockholder agreement. See “Related Party Agreements — Vulcan Stockholder Agreement” and “Description of Capital Stock.” Upon consummation of this offering, the board will be composed of eight directors, including Jeffrey Katzenberg, our chief executive officer. In addition, our by-laws require that a majority of our directors be independent under the applicable rules of the New York Stock Exchange within twelve months of the listing of our Class A common stock. However, the Class C holder is not be restricted from nominating, electing or maintaining a Class C director who is determined by the board not to be an independent director. Our by-laws provide that unless otherwise determined by the board, a director will not be qualified or eligible for re-election to the board for a subsequent term if such director has failed to attend (in person or by conference telephone) at least 75% of the total number of meetings of the board and any committees of which such director is a member (other than such failures attributable to (1) the applicable director’s illness, (2) death or illness in such director’s family or (3) similar circumstance) held during the course of such director’s then current term. Steven Spielberg will not sit on, or designate a member of, our board.

Chairman of the Board

      Our expected chairman of the board, Roger Enrico, will perform certain additional functions not typically associated with the role of chairman of the board. We expect that Mr. Enrico, as an employee, will be actively involved in investor relations, corporate strategic planning, marketing and promotional strategy, succession planning and employee development and will oversee matters related to corporate governance and Sarbanes-Oxley compliance. We will compensate Mr. Enrico for these additional services with an equity grant of stock options and restricted stock (or, in lieu of options and restricted stock, such other form of equity-based compensation as the compensation committee may determine) at the time of the offering having a grant date fair value of $4.0 million (of which $1,000,000 will be attributable to options and $3,000,000 will be attributable to restricted stock). Mr. Enrico’s grant of options and restricted stock will vest over a period of up to four years contingent on the achievement of certain target performance goals as established by the compensation committee. In addition, beginning on the first anniversary of the consummation of this offering, we expect that Mr. Enrico will become entitled to receive up to four annual equity incentive awards of options and restricted stock (or such other form of equity-based compensation as the compensation committee may determine) that have an annual grant-date value of $2,000,000 and that vest over a period of up to four years contingent on the achievement of certain target performance goals. The compensation committee may elect to substitute a cash payment of $2,000,000 for any annual equity incentive award described in the preceding sentence. In addition, if the compensation committee determines that target performance goals have been exceeded during any performance period, the compensation committee may, but is not obligated to, make additional grants of equity or non-equity based compensation to Mr. Enrico. For a description of the employment agreement that we have entered into with Mr. Enrico, see “— Executive Compensation, Employment Agreements”.

Committees of the Board of Directors

Audit Committee

      Upon the consummation of this offering, we will have an audit committee that will have responsibility for, among other things:

•	overseeing management’s maintenance of the reliability and integrity of our accounting policies and financial reporting and our disclosure practices;

•	overseeing management’s establishment and maintenance of processes to assure that an adequate system of internal control is functioning;

•	overseeing management’s establishment and maintenance of processes to assure our compliance with all applicable laws, regulations and corporate policy;

•	reviewing our annual and quarterly financial statements prior to their filing and prior to the release of earnings; and

•	reviewing the performance and qualifications of our independent accountants and making recommendations to the board of directors regarding the appointment or termination of the independent accountants and considering and approving any non-audit services proposed to be performed by the independent accountants.

      Mr. Coleman is currently serving as a member of our audit committee and we plan to nominate a second independent member to our audit committee within three months following the consummation of this offering and a third independent member within 12 months following the consummation of this offering so that all of our audit committee members will be independent, as such term is defined in Rule 10A-3(b)(i) under the Securities Exchange Act of 1934, as amended.

      The audit committee will have the power to investigate any matter brought to its attention within the scope of its duties and to retain counsel for this purpose where appropriate.

Compensation Committee

      Upon the consummation of this offering, we will establish a compensation committee. The compensation committee will have responsibility for, among other things:

•	reviewing key employee compensation policies, plans and programs;

•	monitoring performance and compensation of our employee-director, officers and other key employees;

•	preparing recommendations and periodic reports to the board of directors concerning these matters; and

•	functioning as the committee that administers the incentive programs referred to in “— Executive Compensation, Employment Agreements” below.

Nominating and Corporate Governance Committee

      Upon the consummation of this offering, we will establish a nominating and corporate governance committee. The nominating and corporate governance committee will have responsibility for, among other things:

•	recommending persons to be selected by the board as nominees for election as directors and as chief executive officer;

•	assessing our directors’ and our board’s performance;

•	recommending director compensation and benefits policies; and

•	considering and recommending to the board other actions relating to corporate governance.

      Our restated certificate of incorporation provides that until the earlier of the date that, in the opinion of our counsel, we are required by law or the applicable rules of a securities exchange to have a nominating and corporate governance committee comprised solely of “independent directors” (with no applicable exemptions or exceptions) and the date that no shares of Class B common stock remain outstanding, the nominating and corporate governance committee will be composed solely of the Class C director (if any shares of Class C common stock are then issued and outstanding), Jeffrey Katzenberg (or, if he is not our chief executive officer, then his designee) and David Geffen (or his designee). Our restated certificate of incorporation also provides that until the earlier of (1) the date that, in the opinion of our counsel, we are required by law or the applicable rules of a securities exchange to have a nominating and corporate governance committee comprised solely of “independent directors” (with no applicable exemptions or exceptions that would allow the Class C director to serve on the nominating and corporate governance committee) and the board determines that the Class C director is not an independent director and (2) the date that the share of Class C common stock held by an entity controlled by Paul Allen is required to be automatically converted into Class A common stock under our restated certificate of incorporation, the Class C director will be included on the nominating and corporate governance committee. We will rely on the controlled company exception to the New York Stock Exchange rule that requires that director nominees be selected, or recommended for the board’s selection, by the independent directors.

Executive Committee

      In the event the board forms an executive committee, Jeffrey Katzenberg (or, if he is not our chief executive officer, his designee), David Geffen (or his designee) and the Class C director (if any) will be included on the executive committee for so long as the committee exists and, in the case of Jeffrey Katzenberg and David Geffen (or their designees), such person is entitled to remain on the board in accordance with the Vulcan stockholder agreement described below and, in the case of Paul Allen, any shares of Class C common stock are issued and outstanding.

Compensation Committee Interlocks and Insider Participation

      After the consummation of this offering, our board of directors will form a compensation committee as described above. None of our executive officers will serve as a member of our compensation committee, and none of them have served, or will be permitted to serve, on the compensation committee, or other committee serving a similar function, of any entity of which an executive officer is expected to serve as a member of our compensation committee.

Director Compensation

      The compensation of our board of directors is subject to the approval of our compensation committee. Directors who are employees of DreamWorks Animation, including our expected chairman of the board, Roger Enrico, will receive no compensation for service as members of either the board of directors or board committees. However, Mr. Enrico will be compensated as described above under “— Chairman of the Board” and below under “— Executive Compensation, Employment Agreements.” In addition, the Class C director will not receive any cash or equity-based compensation as a director or committee member. It is anticipated that, for the immediate future, other directors who are not employees of DreamWorks Animation will not be paid an annual cash retainer, but will receive, pursuant to our 2004 Omnibus Incentive Compensation Plan, approximately $200,000 worth of restricted stock and options annually. Although it is expected that such directors will receive three years’ worth of grants (in the form of options and restricted stock) upon the completion of this offering, the normal annual awards schedule will resume in 2007. We expect that newly elected non-employee directors (other than the Class C director) will also receive grants of approximately $200,000 worth of restricted stock and options.

Executive Compensation, Employment Agreements

      We have entered into employment agreements with our executive officers and with Roger Enrico, who we expect to become chairman of our board of directors. See “— Board of Directors — Chairman of the Board”

for details regarding the services Mr. Enrico will perform for us and a description of Mr. Enrico’s proposed compensation. The principal terms of these employment agreements are described below.

Katzenberg Employment Agreement

      In connection with our separation, we have entered into an employment agreement with Jeffrey Katzenberg, our Chief Executive Officer. The agreement provides for a five-year term. Mr. Katzenberg’s professional services will be exclusive to us; however, he will be permitted to provide consulting services to DreamWorks Studios for up to 10% of his professional working hours where he will supervise the distribution and marketing for DreamWorks Studios’ films (including our films).

      Mr. Katzenberg’s compensation is described in the Summary Future Compensation Table below. In addition to such compensation and customary benefits, Mr. Katzenberg will be entitled to other benefits, including (i) reimbursement for travel and other expenses incurred in the performance of his duties, (ii) a car allowance, (iii) security personnel and (iv) perks as are normally made available to entertainment industry studio chief executives.

      The employment agreement further provides that we may terminate Mr. Katzenberg’s employment with or without cause (as defined in the agreement), and Mr. Katzenberg may terminate his employment for good reason (as defined in the agreement).

      If we terminate Mr. Katzenberg’s employment other than for cause, incapacity or death, or if Mr. Katzenberg terminates his employment for good reason, we will provide Mr. Katzenberg his base salary and benefits until the original term of his employment agreement expires and all equity-based compensation held by Mr. Katzenberg will accelerate vesting and remain exercisable for the remainder of the term of the grant.

      If Mr. Katzenberg’s employment is terminated by us for cause, we will have no further obligations to Mr. Katzenberg under the agreement other than with respect to obligations accrued or vested prior to the date of termination.

      If Mr. Katzenberg’s employment terminates during the term of the employment agreement as a result of his death or incapacity, Mr. Katzenberg (or his estate or beneficiary) will be entitled to retain all grants of equity-based compensation (whether or not vested) made to him prior to the date of his termination of employment but will not be entitled to receive any grants of equity-based compensation after termination. After termination of employment, subject to the attainment of applicable performance goals, the exercisability or settlement of Mr. Katzenberg’s awards subject to the grants will be determined after the end of the performance period specified in each grant as if Mr. Katzenberg had continued to remain employed by us throughout the performance period. In the event that performance goals are attained, Mr. Katzenberg (or his estate or beneficiary) will be entitled to receive or exercise a percentage of each award determined based on the length of time he was employed prior to termination, and he will receive credit as if he worked for an additional 50% of the time remaining on the employment agreement term. The exercisable portion of any award will remain exercisable for the remaining term of the grant. In the case of a termination for incapacity, Mr. Katzenberg will also be entitled to receive 50% of his base salary, and all medical, dental, life and other benefits, for the remainder of the term of the employment agreement.

      After the end of the five-year term of the employment agreement, grants that have not yet vested may continue to vest if performance goals are achieved.

      If we undergo a change in control (as defined in the agreement), all equity-based compensation held by Mr. Katzenberg will accelerate vesting and remain exercisable for the remainder of the term of the grant. In addition, we will indemnify Mr. Katzenberg, on a fully grossed-up basis, for any tax imposed by Section 4999 of the Internal Revenue Code on “excess parachute payments” as defined in Section 280G of the Internal Revenue Code in connection with certain changes in control (whether or not they fall within the definition in the agreement).

      We have agreed to indemnify Mr. Katzenberg to the fullest extent permitted by law, against any claims or losses arising in connection with Mr. Katzenberg’s service to us or any affiliate.

      Mr. Katzenberg has agreed to non-solicitation and confidentiality provisions in the agreement.

Enrico Employment Agreement

      In connection with our separation, we have entered an employment agreement with Roger Enrico, the Chairman of our Board of Directors. The agreement provides for a five-year term. Mr. Enrico will be required to devote up to approximately two working days per week to the affairs of our business on a non-exclusive basis, although he will not be permitted to directly compete with our business.

      Mr. Enrico’s compensation is described in “— Chairman of the Board” above and in the Summary Future Compensation Table below. In addition to such compensation, Mr. Enrico will be entitled to reimbursement for travel and other expenses incurred in the performance of his duties.

      The employment agreement further provides that we may terminate Mr. Enrico’s employment during the employment period with or without cause (as defined in the agreement) and Mr. Enrico may terminate his employment agreement for good reason (as defined in the agreement).

      If we terminate Mr. Enrico’s employment other than for cause, incapacity or death, or if Mr. Enrico terminates his employment for good reason, Mr. Enrico will be entitled to retain all grants of equity-based compensation made to him on or prior to the date of termination and any grants for which he has become eligible but which were not yet made. In addition, Mr. Enrico will also be entitled to receive and retain the equity incentive grant (or, if the compensation committee determines, a substitute $2,000,000 cash payment) that he would have been entitled to receive under his employment agreement had his employment continued until the first anniversary of his termination of employment. After termination of employment, subject to attainment of applicable performance goals, the exercisability or settlement of Mr. Enrico’s awards subject to the grants will be determined after the end of the performance period specified in each grant as if Mr. Enrico had continued to remain employed by us throughout the performance period. In the event that performance goals are attained, Mr. Enrico will be entitled to receive or exercise 100% of the awards that he held on the date of his termination of employment. The exercisable portion of any award will remain exercisable for the remainder of the term of the grant. Notwithstanding the foregoing, if Mr. Enrico terminates his employment for good reason as a result of our failure to make an annual equity incentive award (or a cash payment in lieu thereof) that he is entitled to receive under his employment agreement, in lieu of the payments and equity-based compensation described in the preceding sentences of this paragraph, Mr. Enrico will be entitled to receive a one-time-only payment in the amount of $4,000,000.

      If Mr. Enrico’s employment is terminated by us for cause as a result of his material breach of terms in his employment agreement relating to performance of duties, non-competition, non-solicitation, confidentiality or ownership of intellectual property, Mr. Enrico will be entitled to retain all grants of equity-based compensation (whether or not vested) made to him prior to the date of his termination of employment and any grants for which he has become eligible but which were not yet made, but will not be entitled to receive any additional grants of equity-based compensation after termination. After termination of employment, subject to attainment of applicable performance goals, the exercisability or settlement of Mr. Enrico’s awards subject to the grants will be determined after the end of the performance period specified in each grant as if Mr. Enrico had continued to remain employed by us throughout the performance period. In the event that performance goals are attained, Mr. Enrico will be entitled to receive or exercise a percentage of the awards that he held on the date of his termination of employment determined based on the length of time he was employed prior to termination. The exercisable portion of any award will remain exercisable for the remainder of the term of the grant. If Mr. Enrico’s employment is terminated by us for cause as a result of other matters, Mr. Enrico will not be entitled to any equity-based compensation that has not already vested.

      If Mr. Enrico’s employment terminates during the term of the employment agreement as a result of his death or incapacity, Mr. Enrico (or his estate or beneficiary) will be entitled to retain all grants of equity-based compensation (whether or not vested) made to him prior to the date of his termination of employment and any grants for which he has become eligible but which were not yet made. In the event of termination as a result of incapacity, Mr. Enrico will not be entitled to receive any additional grants of equity-based compensation after termination. In the event of termination as a result of death, Mr. Enrico’s estate or beneficiary will be entitled to receive and retain the equity incentive grant (or, if the compensation committee determines, a substitute $2,000,000 cash payment) that he would have been entitled to receive under his employment agreement had his employment continued until the first anniversary of his death. After termination of employment, subject to attainment of applicable performance goals, the exercisability or settlement of Mr. Enrico’s awards subject to the grants will be determined after the end of the performance period specified in each grant as if Mr. Enrico had continued to remain employed by us throughout the performance period. In the event that performance goals are attained, Mr. Enrico (or his estate or beneficiary) will be entitled to receive or exercise a percentage of each award determined based on the length of time he was employed prior to termination, and he will receive credit as if he worked for one year after the date of termination. The exercisable portion of any award will remain exercisable for the remaining term of the grant.

      After the end of the five-year term of the employment agreement, grants that have not yet vested may continue to vest if performance goals are achieved.

      We have agreed to indemnify Mr. Enrico to the fullest extent permitted by law against any claims or losses arising in connection with Mr. Enrico’s service to us or any affiliate, including in connection with any consulting services Mr. Enrico has rendered to DreamWorks Studios in connection with this offering. In addition, we will indemnify Mr. Enrico, on a fully grossed-up basis, for any tax imposed by Section 4999 of the Internal Revenue Code on “excess parachute payments” as defined in Section 280G of the Internal Revenue Code in connection with certain changes in control.

      Mr. Enrico has agreed to non-competition, non-solicitation and confidentiality provisions in the agreement.

Additional Employment Agreements

      We also have entered into employment agreements with each of our other executive officers named in the Summary Compensation Table below. In general, those agreements will provide for five-year terms. In addition to the compensation described in the Summary Future Compensation Table below, our executive officers will be entitled to business expense reimbursement and to participate in our benefits plans.

      These employment agreements provide that we may terminate the executive officer’s employment with or without cause (as defined in the agreement), and the executive officer may terminate his or her employment for good reason (as defined in the agreement).

      If we terminate employment other than for cause, incapacity or death, or the executive officer terminates employment for good reason, we will generally continue their base salary and benefits until expiration of the original term of the employment agreement and, to the extent any cash bonuses have been paid, the executive officer will be entitled to an annual cash amount equal to the average annual cash bonuses until the expiration of the employment agreement term. In addition, all equity-based compensation held by the executive officer will accelerate vesting and remain exercisable for the remainder of the term of the grant.

      If the executive officer’s employment is terminated by us for cause, the executive officer will be entitled to payment for any unpaid base salary and any additional non-contingent cash compensation earned prior to termination (including any equity-based compensation that has vested).

      If the executive officer’s employment is terminated by us during the term of the employment agreement as a result of incapacity, the executive officer will be entitled to receive (i) 50% of the executive officer’s base salary for the shorter of the remainder of the employment agreement term or two years, (ii) any additional compensation (including equity-based compensation) that is vested on the date of termination, (iii) any other accrued benefits and (iv) continued medical, dental, life insurance and other benefits for 12 months following termination of employment. In addition, the executive officer will be entitled to retain all grants of equity-based compensation (whether or not vested) made to the executive officer prior to the date of the termination of employment. Subject to the attainment of applicable performance goals, exercisability or settlement of awards subject to the grants will be determined after the end of the applicable performance period specified in each grant as if the executive officer had continued to be employed, and the executive officer will be entitled to receive or exercise a percentage of each award determined based on the length of time the executive officer was employed prior to termination, and will receive credit for the shorter of (A) an additional year of service or (B) 50% of the remaining term of the agreement. The exercisable portion of any award will remain exercisable for the term of the grant.

      If the executive officer’s employment terminates during the term of the employment agreement as a result of death, the executive officer’s estate or beneficiary will generally be entitled to receive 12 months of additional base salary and equity-based compensation determined as in the case of incapacity above.

      Under certain circumstances, after the end of the five-year term of the employment agreements, a portion of the grants that have not yet vested may continue to vest if performance goals are achieved.

      If we undergo a change in control (as defined in the agreement), all equity-based compensation held by the executive officer will accelerate vesting and remain exercisable for the remainder of the term of the grant. In addition, we will indemnify each executive officer, on a fully grossed-up basis, for any tax imposed by Section 4999 of the Internal Revenue Code on “excess parachute payments” as defined in Section 280G of the Internal Revenue Code in connection with certain changes in control (whether or not they fall within the definition in the agreement).

      We have agreed to indemnify each executive officer to the fullest extent permitted by law, against any claims or losses arising in connection with such executive officer’s service to us or any affiliate. In addition, each executive officer will be required to agree to non-solicitation and confidentiality provisions in the agreement.

      The following table sets forth certain summary compensation information for certain executive officers of DreamWorks Studios. In particular, it sets forth summary compensation that was earned for the fiscal year ended December 31, 2003 from DreamWorks Studios by our chief executive officer and the three most highly compensated executive officers of DreamWorks Studios who will become our chief executive officer and the three most highly compensated executive officers of DreamWorks Animation following the consummation of this offering. We expect that Roger Enrico, our chairman of the board nominee, who was not employed by us in 2003, will be one of our four most highly compensated executive officers, other than our chief executive officer. See “— Board of Directors — Chairman of the Board” for details regarding Roger Enrico’s proposed compensation.

      Prior to this offering there were no options or other equity-based awards outstanding with respect to our common stock. We have converted existing equity-based awards in DreamWorks Studios and its subsidiaries into equity-based awards for our common stock. Amounts in this table represent equity-based awards of DreamWorks Studios on an as-converted basis, with the value of the Class A common stock underlying the option on the date of grant equal to $28.

Summary Compensation Table

			Long-term Compensation

			Awards of
			Common
		Annual	Stock
		Compensation	Underlying
			Options	All Other
Name and Principal Position	Year	Salary	Granted	Compensation(1)

Jeffrey Katzenberg, Chief Executive Officer(2)	2003	$—	—	$143,945
Ann Daly, Chief Operating Officer	2003	1,500,000	34,821	12,000
Katherine Kendrick, General Counsel	2003	550,000	29,018	12,000
Kristina M. Leslie, Chief Financial Officer(3)	2003	300,000	11,607	8,400

(1)	Other compensation for Jeffrey Katzenberg includes $107,445 for the use of DreamWorks Studios’ aircraft for personal travel (based on the Department of Transportation’s Standard Industry Fair Level

mileage rates to determine the value of non-commercial aircraft flights for employer provided aircraft) and $36,500 for automobile use. Other compensation for each of the other executive officers reflects payments made to them for automobile use.

(2)	Mr. Katzenberg did not receive any salary for services performed at DreamWorks Studios in 2003.

(3)	Ms. Leslie became the chief financial officer of DreamWorks Studios in September of 2003. Effective March 15, 2004, Ms. Leslie’s employment agreement was renegotiated and her annual salary was increased to $500,000.

      The following table sets forth summary compensation information that certain of our executive officers will receive at the time of this offering. Roger Enrico, our chairman of the board nominee, who was not employed by us in 2003, will be one of our four most highly compensated executive officers, other than our chief executive officer, and have therefore included him in this table.

Summary Future Compensation Table

			Grant Date Value
		Annual	Award of Common		Number of Shares
		Compensation	Stock, Restricted		of Stock or
			Stock and Stock		Common Stock
Name and Principal Position	Year	Salary	Underlying Options(1)		Underlying Options(2)

Roger Enrico, Chairman of the Board	2004	$1	$4,000,000	(3)	232,143
Jeffrey Katzenberg, Chief Executive Officer	2004	1	17,730,000	(4)	1,041,786
Ann Daly, Chief Operating Officer	2004	1,000,000	13,140,000	(5)	640,774
Katherine Kendrick, General Counsel	2004	575,000	3,150,000	(6)	156,429
Kristina M. Leslie, Chief Financial Officer	2004	525,000	3,150,000	(7)	156,429

(1)	Each of the persons listed in this table will receive a grant of equity awards in DreamWorks Animation upon the consummation of this offering. These awards are in the form of options, restricted stock or a combination of such awards (or such other form of equity-based compensation as the compensation committee may determine). Dollar amounts in this column represent the estimated fair value of these equity awards on the grant date. Future awards may be in the form of options, restricted stock, stock appreciation rights, restricted stock units or other equity awards, as determined by the compensation committee. In addition, if current uncertainties as to the tax consequences of forms of equity awards are resolved or clarified, the compensation committee may amend, or issue replacement awards for, the awards referred to above or awards issued in the future.

(2)	Represents the number of shares of stock, restricted stock and stock underlying options (assuming the shares are issued at, and the exercise price of the options is equal to, $28).

(3)	See “— Chairman of the Board” above for a description of the awards that we expect that Mr. Enrico will become entitled to receive.

(4)	Subject to the approval of the compensation committee, Mr. Katzenberg will receive equity awards from us upon the consummation of this offering in the form of options (having a grant-date value of $4,740,000) and restricted stock (having a grant date value of $12,990,000), both awards vesting over a period of up to four years contingent on the achievement of certain target performance goals as established by the compensation committee. In addition, beginning in 2005, subject to annual approval by the compensation committee, that Mr. Katzenberg will be eligible to receive, in lieu of an annual cash bonus, annual equity incentive awards of options and restricted stock (or such other form of equity-based compensation as the compensation committee may determine) that have an annual aggregate grant-date value, depending on our performance, ranging between $1,000,000 and $3,000,000 and that vest over a period of up to four years contingent on the achievement of certain performance goals as established by the compensation committee. Mr. Katzenberg will also be eligible, beginning in 2006, subject to annual approval by the compensation committee, to receive annual equity incentive awards of options and restricted stock (or such other form of equity-based compensation as the compensation committee may determine) that have an annual aggregate grant-date value targeted at $5,000,000 and that vest over a period of up to four years contingent on the achievement of certain target performance goals as established by the compensation committee. In addition, if the compensation committee determines that target performance goals have been exceeded during any performance period, the compensation committee may, but is not obligated to, make additional grants of equity or non-equity based compensation to Mr. Katzenberg.

(5)	As part of Ms. Daly’s 2004 grant, prior to this offering, she was awarded fully vested phantom units in DreamWorks Studios having a grant-date value of approximately $5,700,000, which will be converted into 203,571 shares of our Class A common stock upon the consummation of this offering. In addition, subject to the approval of the compensation committee, Ms. Daly will receive equity awards from us upon the consummation of this offering in the form of restricted stock (having a grant date value of $5,450,000) and options (having a grant date value of $1,990,000), both awards vesting over a period of up to seven years contingent on the achievement of certain target performance goals as established by the compensation committee. In addition, beginning in 2005, Ms. Daly (i) will be entitled to receive, in lieu of additional salary, annual equity incentive awards of options and restricted stock (or such other form of equity-based compensation as the compensation committee may determine) that have an annual aggregate grant-date value of $500,000, and (ii) subject to the approval of the compensation committee, will be eligible to receive annual equity incentive awards of options and restricted stock (or such other form of equity-based compensation as the compensation committee may determine) that have an annual aggregate grant-date value, depending on our performance, ranging between $750,000 and $1,500,000. These awards will vest over a period of up to four years contingent on the achievement of certain target performance goals as established by the compensation committee. Ms. Daly will also be eligible, beginning in 2006, subject to annual approval by the compensation committee, to receive annual equity incentive awards of options and restricted stock (or such other form of equity-based compensation as the compensation committee may determine) that have an annual aggregate grant-date value targeted at $2,500,000 and that vest over a period of up to four years contingent on the achievement of certain target performance goals as established by the compensation committee. In addition, if the compensation committee determines that target performance goals have been exceeded during any performance period, the compensation committee may, but is not obligated to, make additional grants of equity or non-equity based compensation to Ms. Daly.

(6)	Subject to approval of the compensation committee, fully vested restricted stock units (having a grant-date value of approximately $2,330,000) and options vesting over a period of up to four years (having a grant-date value of approximately $820,000) will be granted to Ms. Kendrick upon consummation of this offering. Beginning in 2005, Ms. Kendrick’s annual salary will increase to $600,000 per year. In addition, beginning in 2005, subject to annual approval by the compensation committee, Ms. Kendrick will be eligible to receive annual equity incentive awards of options and restricted stock (or such other form of equity-based compensation as the compensation committee may determine) that have an annual aggregate grant-date value, depending on our performance, ranging between $300,000 and $600,000 and that vest over a period of up to four years contingent on the achievement of certain target performance goals as established by the compensation committee. Ms. Kendrick is also eligible, beginning in 2006, subject to annual approval by the compensation committee, to receive annual equity incentive awards of options and restricted stock (or such other form of equity-based compensation as the compensation committee may determine) that have an annual aggregate grant-date value targeted at $1,500,000 and that vest over a period of up to four years contingent on the achievement of certain target performance goals as established by the compensation committee. In addition, if the compensation committee determines that target performance goals have been exceeded during any performance period, the compensation committee may, but is not obligated to, make additional grants of equity or non-equity compensation to Ms. Kendrick.

(7)	Subject to the approval of the compensation committee, fully vested restricted stock units (having a grant-date value of approximately $2,330,000) and options vesting over a period of up to four years (having a grant-date value of approximately $820,000) will be granted to Ms. Leslie upon consummation of this offering. Ms. Leslie’s annual salary will increase to $550,000 in 2005, $575,000 in 2006 and

$600,000 in 2007. In addition, beginning in 2005, subject to annual approval by the compensation committee, Ms. Leslie will be eligible to receive annual equity incentive awards of options and restricted stock (or such other form of equity-based compensation as the compensation committee may determine) that have an annual aggregate grant-date value, depending on our performance, ranging between $350,000 and $700,000 and that vest over a period of up to four years contingent on the achievement of certain target performance goals as established by the compensation committee. Ms. Leslie will also be eligible, beginning in 2006, subject to annual approval by the compensation committee, to receive annual equity incentive awards of options and restricted stock (or such other form of equity-based compensation as the compensation committee may determine) that have an annual aggregate grant-date value targeted at $1,500,000 and that vest over a period of up to four years contingent on the achievement of certain target performance goals as established by the compensation committee. In addition, if the compensation committee determines that target performance goals have been exceeded during any performance period, the compensation committee may, but is not obligated to, make additional grants of equity or non-equity based compensation to Ms. Leslie.

Management Consulting Agreements

      We have entered into consulting agreements with Steven Spielberg and David Geffen, pursuant to which each of Messrs. Spielberg and Geffen will provide consulting services to us with respect to our operations, overall direction and projects. They will each be paid $1 for these services and be reimbursed for reasonable travel and other expenses incurred in the performance of their duties as are customarily reimbursed for executives in our industry.

Option Plans

      The following table provides certain information regarding options granted to the executive officers named in the Summary Compensation Table above during 2003 and 2004 (but excluding any options granted in connection with this offering) by DreamWorks Studios.

Option Grants in Last Fiscal Year and Current Fiscal Year to Date(1)

						Potential Realizable
						Value at Assumed
	Number of Shares		% of Total			Annual Rates of Stock
	of Class A		Options			Price Appreciation for
	Common Stock		Granted to	Exercise or		Option Term(4)
	Underlying	Date of	Employees in	Base Price	Expiration
Name	Options Granted	Grant	Fiscal Year	($/SH)(2)	Date(3)	5%($)	10%($)

Jeffrey Katzenberg	—	—	—	—	—	—	—
Ann Daly(5)	34,821	1/1/03	12.6%	$32.31	—	463,172	1,403,899
Katherine Kendrick	29,018	1/1/03	10.5%	$32.31	—	385,977	1,169,916
Kristina M. Leslie(6)	11,607	9/8/03	4.2%	$32.31	—	154,391	467,966
	23,214	3/15/04	11.9%	$28.00	—	408,782	1,035,933

(1)	Prior to this offering, there were no options or other equity-based awards outstanding with respect to our common stock. We have converted existing equity-based awards in DreamWorks Studios and its subsidiaries into equity-based awards for our common stock. Amounts in this table represent equity-based awards of DreamWorks Studios granted to the named executive officers in the last fiscal year and current fiscal year to date (excluding grants expected to be made upon the consummation of this offering, which are described in the Summary Future Compensation Table) on an as-converted basis.

(2)	Exercise price reflects the as-converted exercise price of $28.

(3)	Options and other equity-based awards made by DreamWorks Studios were made without a termination date. Upon conversion into DreamWorks Animation options and equity-based awards, these options and equity-based awards have a termination date that is 10 years from the date of conversion.

(4)	Amounts represent hypothetical values that could be achieved for the respective options and equity-based awards if exercised at the end of the assumed option term of 10 years. These values are based on assumed rates of stock price appreciation of 5% and 10% compounded annually for a ten-year period based on the exercise price of the underlying securities on the date of the grant. Because the economic value and vesting schedules of these options are preserved when they are converted into options to purchase our Class A common stock, the potential realizable value at assumed rates of stock price appreciation remains the same. These assumptions are not intended to forecast future appreciation of our stock price. The potential realizable value computation does not take into account federal or state income tax consequences of option exercises or sales of appreciated stock.

(5)	As part of Ms. Daly’s 2004 grant, as described in the Summary Future Compensation Table, prior to this offering, Ms. Daly was awarded phantom units in DreamWorks Studios having a grant date value of approximately $5,700,000, which will be converted into 203,571 shares of our Class A common stock upon consummation of this offering (assuming the midpoint of the range of the initial public offering price set forth on the cover page of this prospectus)

(6)	Ms. Leslie was granted options on both September 8, 2003 and March 15, 2004.

Conversion of Outstanding Equity-Based Incentives

      In connection with this offering, equity and equity-based awards in DreamWorks Studios or its subsidiaries held by our and DreamWorks Studios’ executive officers and employees prior to the offering were converted into one of four types of equity or equity-based awards: (1) DreamWorks Animation Class A common stock, which are full-value shares having no vesting restrictions, (2) restricted shares of DreamWorks Animation Class A common stock, (3) DreamWorks Animation Class A stock options and (4) DreamWorks Animation restricted stock units. The number of shares of DreamWorks Animation Class A common stock that underlie these awards (other than the 988,483 full-value shares referred to in (1) above) represents 5.0% of the total outstanding common stock of DreamWorks Animation.

Exercise of Stock Options

      The following table shows aggregate amounts of outstanding options and restricted stock to purchase equity interests in DreamWorks Studios, on an as-converted basis, as of the date of this offering (but excluding any options or restricted stock granted in connection with this offering), by the executive officers named in the Summary Compensation Table in the “— Executive Compensation” section above.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End

Option/Restricted Stock Values(1)(2)

	Number of Securities		Value of Unexercised
	Underlying Unexercised		In-the-money Options/(1)
	Options/(1) Restricted Stock		Restricted Stock
	at Fiscal Year-End(#)		at Fiscal Year-End($)(3)

Name	Exercisable	Unexercisable	Exercisable	Unexercisable

Jeffrey Katzenberg	—	—	—	—
Ann Daly	86,473	29,598	$2,275,000	—
Katherine Kendrick	71,081	35,692	668,723	$139,690
Kristina M. Leslie	27,328	38,594	222,220	4,845

(1)	Prior to this offering, there were no options or other equity-based awards outstanding with respect to our common stock. We have converted existing equity-based awards in DreamWorks Studios and its subsidiaries into equity-based awards for our common stock. Amounts in this table represent equity-based awards of DreamWorks Studios on an as-converted basis.

(2)	There were no exercises of any DreamWorks Studios equity-based awards by the executives named in this table in the fiscal year ended December 31, 2003 or year-to-date 2004.

(3)	Amounts in this column reflect the difference between the fair market value of the securities underlying these equity-based awards and the exercise price of such awards.

2004 Omnibus Incentive Compensation Plan

      We have established the 2004 Omnibus Incentive Compensation Plan (the “Plan”) in connection with our separation from DreamWorks Studios for the benefit of our and our affiliates’ directors, officers, employees or consultants (including any prospective director, officer, employee or consultant). The following description of the Plan is qualified by reference to the full text thereof, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part.

Awards

      The Plan provides for the grant of options intended to qualify as incentive stock options (“ISOs”) under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), and non-statutory stock options (“NSOs”), stock appreciation rights (“SARs”), restricted stock awards, restricted stock units (“RSUs”), performance units, cash incentive awards, deferred share units and other equity-based or equity-related awards.

Plan Administration

      The Plan will be administered by the compensation committee of our board of directors or such other committee as our board may designate to administer the plan. Subject to the terms of the plan and applicable law, the committee has sole and plenary authority to administer the Plan, including, but not limited to, the authority to (i) designate Plan participants, (ii) determine the type or types of awards to be granted to a participant, (iii) determine the number of shares of our common stock to be covered by, or with respect to which payments, rights or other matters are to be calculated in connection with, awards, (iv) determine the terms and conditions of any awards, including vesting schedules (and whether to accelerate such schedules), performance criteria and whether awards may be deferred or settled or exercised in cash, shares of our common stock, other securities or other property, or canceled, forfeited or suspended, (v) amend an outstanding award or grant a replacement award for an award previously granted under the Plan if, in its sole discretion, the compensation committee determines that (A) the tax consequences of such award to us or the participant differ from those consequences that were initially anticipated or (B) clarifications or interpretations of, or changes to, tax law or regulations permit awards to be granted that have more favorable tax consequences than initially anticipated and (vi) make any other determination and take any other action that the committee deems necessary or desirable for the administration of the Plan.

Shares Available For Awards

      Subject to adjustment as provided below, the aggregate number of shares of Class A common stock that may be delivered pursuant to awards granted under the Plan is 15,000,000, of which the maximum number of shares that may be delivered pursuant to ISOs granted under the Plan is 5,000,000. The maximum number of shares of Class A common stock with respect to which awards may be granted to any participant in the Plan in any fiscal year is 2,000,000. After giving effect to the shares and equity awards, including conversion of outstanding equity awards of DreamWorks Studios to be issued by us pursuant to the Plan upon consummation of this offering, we expect that we will have approximately 5.7 million shares of our Class A common stock reserved for issuance under our Plan in connection with future grants of equity awards. If an award granted under the Plan is forfeited, or otherwise expires, terminates or is canceled without the delivery of shares, then the shares covered by such award will again be available to be delivered pursuant to awards under the Plan. If shares issued upon exercise, vesting or settlement of an award, or shares owned by a participant (which are not subject to any pledge or other security interest and which have been owned by the participant for at least six months), are surrendered or tendered to us in payment of the exercise price of an award or any taxes required to be withheld in respect of an award, in each case, in accordance with the terms and conditions of the Plan and any applicable award agreement, such surrendered or tendered shares shall again become available to be delivered pursuant to awards under the Plan; provided, however, that in no event shall such shares increase the number of shares that may be delivered pursuant to ISOs granted under the Plan.

      In the event of any corporate event affecting the shares of our common stock, the committee in its discretion may make such adjustments and other substitutions to the Plan and awards under the Plan as it deems equitable or desirable in its sole discretion.

Stock Options

      The committee may grant both ISOs and NSOs under the Plan. Except as otherwise determined by the committee in an award agreement, the exercise price for options cannot be less than the fair market value (as defined in the Plan) of our common stock on the date of grant. In the case of ISOs granted to an employee who, at the time of the grant of an option, owns stock representing more than 10% of the voting power of all classes or our stock or the stock of any of our affiliates, the exercise price cannot be less than 110% of the fair market value of a share of our common stock on the date of grant. All options granted under the Plan will be NSOs unless the applicable award agreement expressly states that the option is intended to be an ISO.

      Subject to any applicable award agreement, options shall vest and become exercisable on each of the first four anniversaries of the date of grant. The term of each option will be determined by the committee; provided that no option will be exercisable after the tenth anniversary of the date the option is granted. The exercise price will be payable with cash (or its equivalent) or by other methods as permitted by the compensation committee.

Stock Appreciation Rights

      The committee may grant SARs under the Plan either alone or in tandem with, or in addition to, any other award permitted to be granted under the Plan. SARs granted in tandem with, or in addition to, an award may be granted either at the same time as the award or at a later time. Subject to the applicable award agreement, the exercise price of each share of our common stock covered by a SAR cannot be less than the fair market value of our common stock on the date of grant. Upon exercise of a SAR, the holder will receive cash, shares of our common stock, or other property or a combination thereof, as determined by the committee, equal in value to the excess, if any, of the fair market value of the common stock subject to the SAR at the exercise date over the exercise price. All SARs are intended to qualify as “performance-based compensation” under Section 162(m) of the Code. Subject to the provisions of the Plan and the applicable award agreement, the committee will determine, at or after the grant of a SAR, the vesting criteria, term, methods of exercise, methods and form of settlement and any other terms and conditions of any SAR.

      In the event we do not account for equity compensation under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, the committee has the ability to substitute, without the consent of affected participants or holders, SARs settled in cash or in shares of our common stock for outstanding NSOs; provided that (i) the substitution will not modify the terms of any such outstanding NSOs, (ii) the number of shares of common stock underlying the SARs used in such substitution will be the same as the number of shares of common stock underlying such outstanding NSOs and (iii) the exercise price of the SARs used in such substitution will be equal to the exercise price of such outstanding NSOs. In addition, if, in our opinion, such substitution creates adverse accounting consequences for us, such substitution will be considered null and void.

Restricted Shares and Restricted Stock Units

      Restricted shares and RSUs may not be sold, assigned, transferred, pledged or otherwise encumbered except as provided in the Plan or the applicable award agreement; provided, however, that the committee may determine that restricted shares and RSUs may be transferred by the participant. Upon the grant of a restricted share, certificates will be issued and registered in the name of the participant and deposited by the participant, together with a stock power endorsed in blank, with us or a custodian designated by the committee or us. Upon lapse of the restrictions applicable to such restricted shares, we or the custodian, as applicable, will deliver such certificates to the participant or his or her legal representative.

      An RSU will have a value equal to the fair market value of a share of our common stock. RSUs may be paid in cash, shares of our common stock, other securities, other awards or other property, as determined by the committee, upon the lapse of restrictions applicable to such RSU or in accordance with the applicable award agreement. The committee may provide a participant who holds restricted shares or RSUs with dividends or dividend equivalents payable in cash, shares of our Class A common stock or other property.

Performance Units

      Subject to the provisions of the Plan, the committee may grant performance units to participants. Performance units are awards with an initial value established by the committee at the time of grant. In its discretion, the committee will set performance goals that, depending on the extent to which they are met during a specified performance period, will determine the number and/or value of performance units that will be paid out to the participant. The committee, in its sole and plenary discretion, may pay earned performance units in the form of cash, shares of our common stock or any combination thereof that has an aggregate fair market value equal to the value of the earned performance units at the close of the applicable performance period. The determination of the committee with respect to the form and timing of payout of performance units will be set forth in the applicable award agreement.

Cash Incentive Awards

      Subject to the provisions of the Plan, the committee may grant cash incentive awards payable upon the attainment of performance goals. No participant may receive a cash incentive award with a value in excess of $6,000,000 during any performance period.

Other Stock-Based Awards

      Subject to the provisions of the Plan, the committee may grant to participants other equity-based or equity-related awards. The committee may determine the amounts and terms and conditions of any such awards provided that they comply with applicable laws.

Performance Compensation Awards

      The committee may designate any award granted under the Plan (other than ISOs, NSOs and SARs) as a performance compensation award in order to qualify such award as “qualified performance-based compensation” under Section 162(m) of the Code. The committee will, in its sole discretion, designate within the first 90 days of a performance period which participants will be eligible to receive performance compensation awards in respect of such performance period, as well as the performance criteria and other terms related to the award (to the extent required under Section 162(m) of the Code).

      The performance measure or measures shall be limited to the following: (i) net income before or after taxes, (ii) earnings before or after taxes (including earnings before interest, taxes, depreciation and amortization), (iii) operating income, (iv) earnings per share, (v) return on shareholders’ equity, (vi) return on investment, (vii) return on assets, (viii) level or amount of acquisitions, (ix) share price, (x) profitability/ profit margins, (xi) market share, (xii) revenues or sales (based on units and/or dollars), (xiii) costs, (xiv) cash flow, (xv) working capital and (xvi) completion of production or stages of production within specified time and/or budget parameters. Such performance criteria may be applied on an absolute basis and/or be relative to one or more of our peer companies or indices or any combination thereof.

      The committee may adjust or modify the calculation of performance goals for a performance period in the event of, in anticipation of, or in recognition, of any unusual or extraordinary corporate item, transaction, event or development or any other unusual or nonrecurring events affecting our company; provided that such adjustment or modification does not cause the performance based award to fail to qualify as “qualified performance-based compensation” under Section 162(m) of the Code. In order to be eligible for payment in respect of a performance compensation award for a particular performance period, participants must be employed by us on the last day of such performance period (unless otherwise determined in the discretion of the compensation committee), the performance goals for such period must be satisfied and certified by the committee and the performance formula must determine that all or some portion of such performance compensation award has been earned for such period. The committee may, in its sole and plenary discretion, reduce or eliminate the amount of a performance compensation award earned in a particular performance period, even if applicable performance goals have been attained. In no event shall any discretionary authority granted to the committee under the Plan be used to grant or provide payment in respect of performance compensation awards for which performance goals have not been attained, increase a performance compensation award for any participant at any time after the first 90 days of the performance period or increase a performance compensation award above the maximum amount payable under the underlying award.

Dividend Equivalents

      In the sole and plenary discretion of the committee, an award (other than an option or SAR or cash incentive award) may provide the participant with dividends or dividend equivalents, payable in cash, shares of our Class A common stock, other securities, other awards or other property, on such terms and conditions as determined by the committee in its sole and plenary discretion.

Amendment and Termination of The Plan

      Subject to any government regulation, to any requirement that must be satisfied if the Plan is intended to be a shareholder approved plan for purposes of Section 162(m) of the Code and to the rules of the New York Stock Exchange or any successor exchange or quotation system on which shares of our common stock may be listed or quoted, the Plan may be amended, modified or terminated by our board of directors without the approval of our stockholders except that stockholder approval shall be required for any amendment that would (i) increase the maximum number of shares of our common stock available for awards under the Plan or increase the maximum number of shares of our common stock that may be delivered pursuant to ISOs granted under the Plan or (ii) modify the requirements for participation under the Plan. No modification, amendment or termination of the Plan that is adverse to a participant will be effective without the consent of the affected participant, unless otherwise provided by the committee in the applicable award agreement.

      The committee may waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate any award previously granted, prospectively or retroactively; provided, however, that, unless otherwise provided by the committee in the applicable award agreement, any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely impair the rights of any participant to any award previously granted will not to that extent be effective without the consent of the affected participant.

Change of Control

      The Plan provides that, unless otherwise provided in an award agreement, in the event of a change of control of DreamWorks Animation, unless provision is made in connection with the change of control for assumption, or substitution of, awards previously granted:

•	any options and SARs outstanding as of the date the change of control is determined to have occurred will become fully exercisable and vested, as of immediately prior to the change of control;

•	all performance units and cash incentive awards will be paid out as if the date of the change of control were the last day of the applicable performance period and “target” performance levels had been attained; and

•	all other outstanding awards will automatically be deemed exercisable or vested and all restrictions and forfeiture provisions related thereto will lapse as of immediately prior to such change of control.

      Unless otherwise provided pursuant to an award agreement, a change of control is defined to mean any of the following events, generally:

•	a change in the composition of a majority of our board of directors which is not supported by the incumbent board of directors;

•	the consummation of a merger, reorganization or consolidation or sale or other disposition of all or substantially all of our assets;

•	the approval by our stockholders of a plan of our complete liquidation or dissolution; or

•	an acquisition by any individual, entity or group of beneficial ownership of 20% or more of either the then outstanding shares of our common stock or the combined voting power of our then outstanding voting securities entitled to vote generally in the election of directors but only if the percentage so owned exceeds the percentage of the combined voting power of our voting securities then owned by Jeffrey Katzenberg and David Geffen.

Term of The Plan

      The Plan will be effective as of the date of its adoption by our board; provided that no ISOs may be granted under the Plan unless it is approved by the our stockholders within twelve (12) months before or after the date the Plan is adopted. No award may be granted under the Plan after the tenth anniversary of the date the Plan is approved by our stockholders.

RELATED PARTY AGREEMENTS

Agreements Between DreamWorks Studios and Our Company

      We entered into the Separation Agreement and a number of other agreements with DreamWorks Studios for the purpose of accomplishing the contribution to us of the businesses described in this prospectus and of establishing the terms of our other relationships with DreamWorks Studios. These agreements will govern the relationship between DreamWorks Studios and us subsequent to our legal separation from DreamWorks Studios.

Separation Agreement

      The Separation Agreement sets forth the agreements among us, DreamWorks Studios and DreamWorks Animation L.L.C. regarding the principal transactions required to effect our separation from DreamWorks Studios and other agreements governing the relationship between DreamWorks Studios and us.

      The Separation. To effect the separation, DW Funding, a wholly owned subsidiary of DreamWorks Studios that was formed for the express purpose of purchasing assets used in connection with its securitization facility, transferred to DreamWorks Studios its animation film library and related film assets free from any encumbrances in connection with the DW Funding film securitization facility. Following such transfer, DreamWorks Studios transferred to DreamWorks Animation L.L.C.:

•	its animated theatrical films and direct-to-video films (including the films transferred to it by DW Funding, but not including any animated films released or intended for release under the Go Fish Pictures logo);

•	all intellectual property relating to the animated films;

•	all contracts, leases, other documents and other assets primarily relating to the animated films;

•	its 99% interest in DreamWorks Post-Production LLC an indirect, wholly owned subsidiary of DreamWorks Studios, formed to establish and maintain certain union affiliations; and

•	all accounting and other books, records and files primarily relating to the business and operations of the animation group of DreamWorks Studios.

      In return for such transfer, DreamWorks Animation L.L.C. assumed all liabilities primarily related to the animation business, whether arising before, on or after the separation date. In addition, we assumed (i) approximately $325 million of indebtedness that DreamWorks Studios has borrowed under its revolving credit facility, (ii) $75 million in advances that Universal Studios has made to DreamWorks Studios to fund animated motion pictures and (iii) $80 million of subordinated debt owed to HBO. We intend to repay all of the revolver debt and $30 million of the subordinated debt owed to HBO with proceeds of this offering, and DreamWorks Studios will be released from its obligation to repay this indebtedness. In addition, we expect to borrow approximately $101.4 million under our $200 million revolving credit facility upon the consummation of this offering to repay an equivalent amount of other debt of DreamWorks Studios.

      Immediately after the contribution of the contributed assets and the assumption of the assumed liabilities, and pursuant to the terms of the Separation Agreement and the Formation Agreement described below:

•	DreamWorks Studios distributed its interest in DreamWorks Animation L.L.C. (other than a portion to be used in the redemption of the preferred interests as described below) to its members (other than Universal Studios and Thomson);

•	Universal Studios contributed $75 million in face value of its preferred interests in DreamWorks Studios and Thomson contributed $50 million in face value of its preferred interests in DreamWorks Studios to us in exchange for our common stock, and DreamWorks Studios subsequently redeemed those preferred interests in exchange for 100% of the capital stock of DreamWorks Inc., a wholly owned subsidiary of DreamWorks Studios that owns 1% of DreamWorks Animation L.L.C. as its sole asset, and direct interests in DreamWorks Animation L.L.C.;

•	all members of DreamWorks Studios that received interests in DreamWorks Animation L.L.C. contributed those interests to us in exchange for shares of our common stock;

•	entities controlled by Paul Allen, Steven Spielberg, Jeffrey Katzenberg and David Geffen, together with Lee Entertainment and Universal Studios, contributed the shares of our common stock received by them in the separation transactions (other than (1) in the case of entities controlled by Steven Spielberg, Jeffrey Katzenberg and David Geffen, 577,040 shares of Class A common stock and 1,154,079 shares of Class B common stock, (2) in the case of an entity controlled by Paul Allen, 12,627,933 shares of Class A common stock (a portion of which will be sold in this offering) and one share of Class C common stock, (3) in the case of Lee Entertainment, 1,997,067 shares of Class A common stock (a portion of which will be sold in this offering) and (4) in the case of Universal Studios, 1,039,756 shares of Class A common stock(a portion of which will be sold in this offering) to Holdco, a newly formed limited liability limited partnership that will be directly or indirectly controlled by Jeffrey Katzenberg and David Geffen, in exchange for partnership interests in Holdco;

•	Holdco and each member of DreamWorks Studios not participating in Holdco (other than Thomson) will pledge a portion of their shares of common stock as collateral for DreamWorks Studios’ revolving credit facility;

•	DreamWorks Studios transferred to us its 40% interest in PDI LLC in exchange for 1,795,313 shares of our Class A common stock;

•	our wholly owned merger subsidiary merged with and into PDI, which became a wholly owned subsidiary of ours and shares of PDI common stock were converted into an aggregate of 2,692,970 shares of our Class A common stock (2,416,046 of which were received by DreamWorks Studios). Outstanding options to purchase common stock of PDI were converted into options to purchase our Class A common stock in the merger;

•	DreamWorks Studios used shares of our Class A common stock that it received in connection with the PDI transactions described above to convert vested equity-based compensation awards of its employees and advisors into shares of our Class A common stock; and

•	DreamWorks Studios distributed remaining shares of our Class A common stock held by it to its members (other than Universal Studios and Thomson).

      Following the separation transactions described above, we became a holding company with two operating subsidiaries, DreamWorks Animation L.L.C. and PDI.

      Under the Separation Agreement, neither we nor DreamWorks Studios made any representation or warranty as to:

•	the assets, businesses or liabilities transferred or assumed as part of the separation;

•	any consents or approvals required in connection with the transfers;

•	the value or freedom from any security interests of any assets transferred;

•	the absence of any defenses or freedom from counterclaim with respect to any claim of either us or DreamWorks Studios; or

•	the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset transferred.

      Except as expressly set forth in any ancillary agreement, all assets were transferred on an “as is,” “where is” basis, and the respective transferees agreed to bear the economic and legal risks that any conveyance was insufficient to vest in the transferee good and marketable title, free and clear of any security interest and that any necessary consents or approvals were not obtained or that requirements of laws or judgments were not complied with.

      Releases and Indemnification. The Separation Agreement provides for a full and complete release and discharge of all liabilities between DreamWorks Studios and us, and our respective subsidiaries, except as expressly set forth in the Separation Agreement. The liabilities released or discharged include liabilities arising under any contractual agreements or arrangements existing or alleged to exist between or among any such entities on or before the consummation of this offering.

      We also agreed to indemnify, hold harmless and defend DreamWorks Studios, its members, each of their respective affiliates and each of their respective directors, officers and employees, from and against all liabilities relating to, arising out of or resulting from:

•	our failure or the failure of any of our affiliates (other than DreamWorks Studios or any of its members) or any other person or entity to pay, perform or otherwise promptly discharge any assumed liabilities in accordance with their respective terms;

•	any material breach by us or any of our affiliates of the Separation Agreement or any of the ancillary agreements (that does not contain its own indemnification provisions); and

•	any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated in the registration statement or this prospectus or necessary to make the statements in the registration statement or this prospectus not misleading, with respect to all information contained in or incorporated by reference in the registration statement or this prospectus or any other document we file with the SEC or otherwise use in connection with this offering, except for any information exclusively related to DreamWorks Studios supplied in writing by DreamWorks Studios.

      DreamWorks Studios agreed to indemnify, hold harmless and defend us, each of our affiliates and each of our respective directors, officers and employees from and against all liabilities relating to, arising out of or resulting from:

•	the failure of DreamWorks Studios or any affiliate of DreamWorks Studios or any other person or entity to pay, perform or otherwise promptly discharge any excluded liabilities; and

•	any material breach by DreamWorks Studios or any of its affiliates of the Separation Agreement or any of the ancillary agreements (that does not contain its own indemnification provisions).

      The Separation Agreement also specifies procedures with respect to claims subject to indemnification and related matters.

      Non-competition. The Separation Agreement provides that until the video release of the last animated motion picture subject to the Distribution Agreement, DreamWorks Studios and its controlled affiliates will not develop, produce or exploit any animated motion pictures (as defined in the Separation Agreement), except (i) pursuant to the Distribution Agreement, (ii) DreamWorks Studios may exploit certain retained motion pictures and (iii) DreamWorks Studios may develop, produce and exploit under the “Go Fish” label certain animated motion pictures that have an acquisition or development cost of $10,000,000 or less. In addition, until the video release of the last animated motion picture subject to the Distribution Agreement, neither we nor our affiliates will develop, produce and/or exploit live action motion pictures (as defined in the Separation Agreement) and either we and our affiliates or DreamWorks Studios and its affiliates may develop, produce and/or exploit hybrid motion pictures (as defined in the Separation Agreement). Steven Spielberg, Jeffrey Katzenberg and David Geffen, in their individual capacities and not as managing members of DreamWorks Studios, are not bound by the non-competition provisions of the Separation Agreement.

      Theme Park Activities. The Separation Agreement and Distribution Agreement (described below) provides that, to the extent we wish to exploit theme park rights, we will only do so through Universal Studios until the later of the date (i) Steven Spielberg no longer has any contractual relationships with us and (ii) the time that he, his wife, his or her issue (or trusts for the primary benefit of any of them), his or her siblings (or trusts for the primary benefit of any of them) or a private charitable foundation organized by him and/or his wife no longer directly or indirectly own or control any shares of Class A common stock issued to Steven Spielberg by us or no longer have a membership interest in DreamWorks Studios.

Trademark License Agreement/ Trademark Assignment Agreement

      In connection with our separation from DreamWorks Studios, certain trademarks related to the “DreamWorks” name were transferred to us and we entered into a trademark license agreement pursuant to which we granted to DreamWorks Studios a fully paid, irrevocable license to use certain trademarks owned by us. In addition, DreamWorks Studios assigned to us certain of its other trademarks pursuant to a trademark assignment agreement.

Glendale Animation Campus

      In May 1996, we entered into an agreement with a financial institution for the construction of an animation campus in Glendale, California, and the subsequent lease of the facility upon its completion in early 1998. The lease on the Glendale animation campus, which was acquired and financed by the financial institution for $76.5 million, qualified as an operating lease for us. In March 2002, we renegotiated the lease through the creation of a special purpose entity that acquired the property from the financial institution for $73.0 million and the special purpose entity leased the facility back to us for a five-year term. We intend to sub-lease a portion of the property to DreamWorks Studios.

Distribution Agreement

      Term of Agreement and Exclusivity. As of October 7, 2004, we have entered into a Distribution Agreement with DreamWorks Studios, whereby we have granted to DreamWorks Studios the exclusive worldwide right to distribute all of our animated feature films, including our previously released films, and direct-to-video films completed and available for release through the later of (i) delivery of 12 animated feature films, beginning with Shark Tale, and (ii) December 31, 2010, unless, in either case, terminated earlier as described below. In general, the term of the Distribution Agreement will be extended to the extent of the term, if longer, of any of DreamWorks Studios’ sub-distribution, servicing and licensing agreements that we pre-approve (such as DreamWorks Studios’ existing arrangements with Universal Studios, CJ Entertainment and Kadokawa Entertainment as described below). In addition, even if we terminate our distribution relationship with DreamWorks Studios, our existing and future films generally will still be subject to the terms of those pre-approved agreements, as well as the Universal Agreements described below. The Distribution Agreement also grants DreamWorks Studios identical rights with respect to all animated feature films and direct-to-video films we have previously released. Our Father of the Pride television show will not be covered by the Distribution Agreement.

      Distribution of our films generally includes (1) domestic and international theatrical exhibition, (2) domestic and international home video exhibition, (3) domestic and international television licensing, including pay-per-view, pay television, network, basic cable and syndication, (4) non-theatrical exhibition, such as on airlines, in schools and in armed forces institutions and (5) Internet, radio (for promotional purposes only) and new media rights, to the extent that we or any of our affiliates own or control the rights to the foregoing. We retain all other rights to exploit our films, including the right to make prequels and sequels commercial tie-in and promotional rights with respect to each film, as well as merchandising, interactive, literary publishing, music publishing and soundtrack rights. Once the license to distribute one of our animated films or direct-to-video films is acquired by DreamWorks Studios, it will generally have the right to exploit the animated film or direct-to-video film in the manner described above for 16 years from its initial general theatrical release, or 10 years from initial release, with respect to direct-to-video films.

      Distribution Services. DreamWorks Studios is directly responsible for the initial U.S. theatrical release of all of our qualified animated films, but may engage one or more sub-distributors and service providers for all other markets, subject to our prior written approval with respect to entities not currently so engaged by DreamWorks Studios. DreamWorks Studios has entered into the Universal Distribution Agreement with Universal Studios (described below) that provides that Universal Studio’s affiliate will distribute and market

DreamWorks Studios’ films (including ours) in international theatrical markets excluding Japan, Korea and the People’s Republic of China. In Japan, DreamWorks Studios has contracted with Kadokawa Entertainment to provide such services and in Korea and the People’s Republic of China, DreamWorks Studios has contracted with CJ Entertainment. For worldwide home video fulfillment services (excluding Japan and Korea), DreamWorks Studios has entered into the Universal Home Video Agreement with Universal Studios (described below) to provide marketing, distribution and other fulfillment services. Such services are provided in Japan by Kadokawa Entertainment and in Korea by CJ Entertainment. DreamWorks Studios has also entered into output agreements with many of the major pay and broadcast television providers throughout the world. In the past, as a division of DreamWorks Studios, our films have generally been covered by these license and output agreements. We expect that under the Distribution Agreement we will continue to benefit from DreamWorks Studios’ existing agreements and relationships.

      The agreement provides that DreamWorks Studios will advertise, publicize, promote, distribute and exploit our animated feature films and direct-to-video films in a manner consistent with DreamWorks Studios’ past practices used to service our previously released films and its prevailing and commercially reasonable practices with respect to its films under similar circumstances to the extent and as long as applicable and if a higher standard. Specifically, the distribution, promotional and marketing services DreamWorks Studios provides with respect to our theatrically released animated feature films must be substantially comparable on an overall basis in quality, level, priority and quantity to the provision of such services by DreamWorks Studios in connection with the initial theatrical and home video release of our four most recent films. DreamWorks Studios’ obligations to provide these services in the international theatrical markets serviced by Universal Studios and in the home video market serviced by Universal Studios are subject to the standards set forth in the Universal Agreements.

      Additional Pictures. To the extent we produce or acquire an animated feature film or hybrid animated/live action film that does not meet the criteria set forth in the Distribution Agreement, we will submit that additional film to DreamWorks Studios for possible license pursuant to the Distribution Agreement. DreamWorks Studios will prepare an estimate of the prints and advertising expenses for such film and, if we agree with such estimate, DreamWorks Studios may license the film pursuant to the Distribution Agreement. If we disagree with the estimate, subject to certain exceptions, we can license the film to another distributor if they offer us more favorable terms unless we are required to license the film to Universal Studios pursuant to the terms of the Universal Distribution Agreement.

      Distribution Approvals and Controls. Under the agreement, subject to the applicable terms and conditions of the Universal Agreements (with respect to the services Universal Studios provides), DreamWorks Studios is required to consult and submit to us a detailed plan and budget regarding the theatrical and home video marketing, release and distribution of each of our films. We have certain approval rights over these plans and are entitled, subject to certain limitations, to determine the initial domestic theatrical release dates for two films per year and, subject to the applicable terms and conditions of the Universal Agreements (with respect to the services Universal Studios provides), to approve the release date in the top 15 major international territories. Generally, DreamWorks Studios is not permitted to theatrically release any film with an MPAA rating of PG or less within the period beginning one week prior to, and ending one week following, the initial domestic and top 15 major international territories theatrical release dates of one of our films. Similar restrictions apply with respect to the home video distribution of DreamWorks Studios’ and our films.

      Expenses and Fees. The Distribution Agreement provides that we are solely responsible for all of the costs of developing and producing our animated feature films and direct-to-video films, including contingent compensation and residual costs. DreamWorks Studios is responsible for all of the out-of-pocket costs, charges and expenses incurred in the distribution, advertising, marketing, publicizing and promotion of each film (collectively, “Distribution Expenses”), including:

•	marketing materials such as theatrical and home video trailers and television spots;

•	advertising space in any print or electronic media;

•	film festivals, premieres, advance screenings and other special events promoting the films, and all associated expenses such as travel and accommodation expenses for talent and DreamWorks Studios’ employees and subject to our approval, such expenses of any territory managers and marketing managers of subdistributors pursuant to approved subdistribution agreements;

•	home video cassettes, DVDs, CD-ROMs and other such home video devices and prints, including for creation, manufacture, editing, dubbing, subtitling, rescoring, delivery and use of the foregoing or any other existing or future means of exploitation and including freight, shipping, transportation and storage costs;

•	checking and collecting gross receipts;

•	trade dues and assessments by trade organizations;

•	taxes and government fees;

•	remittance and conversion of gross receipts;

•	license fees, duties, other fees or any other amounts paid to permit use of our feature films;

•	a proportionate share of errors and omissions insurance;

•	transaction fees imposed on credit card charges purchasing admission to view our animated films;

•	the distribution of our animated films incurred at our direction, including an incremental costs to provide, at our request, distribution services or information not available in DreamWorks Studios’ normal course of business;

•	home video distribution expenses;

•	the prosecution, defense or settlement of any action directly relating to DreamWorks Studios’ exhibition or use of our animated films (or any element thereof), including interest and penalties; and

•	anti-piracy and security measures specific or incremental to our animated feature films.

      We and DreamWorks Studios will mutually agree on the amount of Distribution Expenses to be incurred with respect to the initial theatrical and home video release of each film in the domestic territory and in the 15 major international territories, including all print and advertising costs and media buys. Unless we and DreamWorks Studios otherwise agree, the aggregate amount of Distribution Expenses to be incurred will be equal to or greater than 80% of the average amount of Distribution Expenses incurred by DreamWorks Studios to release our four most recent films, subject to certain adjustments. However, if we determine in good faith that a film’s gross receipts will be materially enhanced by the expenditure of additional Distribution Expenses, we may cause DreamWorks Studios to increase such expenditures, provided that we will be solely responsible for advancing to or reimbursing DreamWorks Studios for those additional expenditures within five business days of receiving an invoice from DreamWorks Studios.

      DreamWorks Studios is entitled to (i) retain a fee of 8.0% of revenue (without deduction for distribution and marketing costs and third-party distribution and fulfillment services fees and sales agent fees) and (ii) recoup all of its distribution and marketing costs prior to our recognizing any revenue. If a feature film or a direct-to-video film does not generate revenue, net of the 8.0% distribution fee, sufficient for DreamWorks Studios to recoup its Distribution Expenses, DreamWorks Studios is not entitled to recoup those costs from proceeds of our other feature films or direct-to-video films.

      Creative Control. We retain the exclusive right to make all decisions and initiate any action with respect to the development, production and acquisition of each of our films, including the right to abandon the development or production of a film, the right to exercise final cut and the right to delegate final cut to the director of any of our films. In order for DreamWorks Studios to be required to distribute our animated films under the Distribution Agreement, our animated films must, among other requirements, (i) be filmed in color and in the English language, (ii) be at least 75 minutes long, (iii) be an animated film or hybrid animated/live-action film, (iv) obtain a rating by the MPAA no more restrictive than PG-13, (v) be an animated feature film or hybrid animated/live action film possessing comparable production values and animation quality on an overall basis in comparison to animated feature films our hybrid animated/live action films released by DreamWorks Studios prior to the effectiveness of the Distribution Agreement, (vi) have certain available distribution rights owned by us and (vii) not have been refused by Universal Studios fulfillment services in connection with its video distribution in the domestic territory or distribution services in a substantial portion of the international territory pursuant to the terms of the Universal Agreements (described below).

      Assignment. DreamWorks Studios (i) may assign its rights and obligations under the Distribution Agreement to any of its affiliates that it controls, (ii) if DreamWorks Studios ceases to operate its domestic theatrical distribution business, DreamWorks Studios may assign or sub-license its domestic theatrical rights with respect to our films to Universal Studios under the same terms and conditions as set forth in the Distribution Agreement (in which case Universal Studios would continue to enjoy its rights and obligations, with respect to our films, that it currently enjoys under its sub-distribution and fulfillment servicing agreement with DreamWorks Studios) and (iii) DreamWorks Studios may assign to any entity that acquires substantially all of DreamWorks Studios’ motion picture business — whether by acquisition, merger or otherwise.

      Security Interest. We and DreamWorks Studios have granted mutual security interests in connection with rights under the Distribution Agreement. We have granted DreamWorks Studios a security interest in our rights under the Distribution Agreement and to the distribution rights in and to each of our films licensed under the Distribution Agreement and the related assets, including marketing materials and the underlying literary and music materials, in order to secure the performance of our obligations and DreamWorks Studios’ rights under the Distribution Agreement. DreamWorks Studios has granted us a security interest in its distribution rights to each of our films licensed under the Distribution Agreement and its rights to, among other assets, (i) the gross revenues, (ii) distribution fees, (iii) distribution expenses and (iv) the marketing materials from our films. We each expect to enter into interparty agreements with secured lenders under our respective revolving credit agreements as well.

      Termination. Upon the occurrence of certain events of default, which include the failure of either party to make a payment and the continuance thereof for five business days, material uncured breach of the agreement and certain bankruptcy-related events, the non-breaching party may terminate the agreement. If we fail to deliver to DreamWorks Studios three films per each five-year period, if applicable, of the Distribution Agreement (e.g., three films within the first five years, six films within the first ten years), then DreamWorks Studios has the right to terminate the agreement. In addition, if DreamWorks Studios (i) is in breach or default under any sub-distribution or third-party service agreements that have been approved by us; and such breach or default has or will have a material adverse effect on the distribution rights granted under the Distribution Agreement, (ii) ceases to employ David Geffen and Steven Spielberg or they cease to be meaningfully involved in the management of DreamWorks Studios’ distribution business, or (iii) undergoes a change of control, including a sale of all or substantially all of its assets or its motion picture division, then we may terminate the agreement. If we terminate the agreement, we generally can require DreamWorks Studios to stop distributing our films in the various territories and markets in which DreamWorks Studios directly distributes our films or we can terminate the remaining term of the Distribution Agreement, but require DreamWorks Studios to continue distributing our films that it is currently distributing or are ready for release pursuant to the Distribution Agreement, subject, in each case, to the terms of any output or other agreements to which the films are then subject (provided that DreamWorks Studios continues to pay us all amounts required to be paid to us and to perform its other obligations pursuant to the Distribution Agreement) or permit DreamWorks Studios to continue distribution in territories and markets that we choose. Unless otherwise agreed, termination of the Distribution Agreement will not affect the rights that any sub-distributor or service provider has with respect to our films pursuant to sub-distribution, servicing and licensing agreements that we have approved. Subject to the preceding sentence, in the event (i) DreamWorks Studios’ agreement with Universal Studios expires or is terminated by either party or (ii) DreamWorks Studios ceases to be engaged in the domestic theatrical distribution business and domestic theatrical exhibition rights are not assigned or sublicensed to Universal Studios in accordance with the terms of the Distribution Agreement, then either we or DreamWorks Studios may terminate the Distribution Agreement.

Universal Interparty Agreement

      In connection with our separation from DreamWorks Studios, we entered into an agreement with Universal Studios and DreamWorks Studios (the “Universal Interparty Agreement”) regarding the international theatrical distribution of our films and the provision of worldwide home video fulfillment services under the Universal Distribution Agreement (described below).

      Previously Released Films. The Universal Interparty Agreement provides that the rights to our previously released animated feature films (which were transferred to us from DreamWorks Studios pursuant to the separation) are subject to the rights and obligations of DreamWorks Studios and Universal Studios under the Universal Distribution Agreement and the Universal Home Video Agreement between DreamWorks Studios and Universal Studios (which are described below). As such, the terms of those agreements will continue to govern DreamWorks Studios’ international theatrical distribution of, and home video fulfillment services with respect to, our previously released animated feature films in the markets where Universal Studios provides these services.

      Future Releases. Under the Universal Interparty Agreement, we have agreed that the terms and conditions of the Universal Distribution Agreement and the Universal Home Video Agreement, respectively, relating to the international theatrical distribution of and worldwide home video fulfillment services for DreamWorks Studios’ films will also indirectly apply (through our Distribution Agreement with DreamWorks Studios) to our films for so long as the those agreements remains in effect. In addition, if our Distribution Agreement with DreamWorks Studios were to terminate, our films would become directly subject to the terms of the Universal Distribution Agreement in the international theatrical markets where Universal Studios currently distributes our films and to the Universal Home Video Agreement in the worldwide home video markets where Universal Studios currently provides fulfillment services for our home videos. Please see “— DreamWorks Studios’ Agreements with Universal Studios” for a description of these arrangements.

      Theme Park Rights. We have agreed with Universal Studios that the theme park exploitation rights related to DreamWorks Studios’ films and characters that DreamWorks Studios has granted to Universal Studios shall equally apply to our films and characters during the term of that agreement.

      Termination. The Universal Interparty Agreement provides that the termination provisions of the Universal Distribution Agreement and the Universal Home Video Agreement (described below) will continue to apply to DreamWorks Studios and to Universal Studios in accordance with their original terms. Unless the Universal Distribution Agreement and the Universal Home Video Agreement terminate, our films will be subject to those agreements. In the event our Distribution Agreement with DreamWorks Studios is terminated and we remain subject to the Universal Agreements, we would be required to pay Universal Studios distribution fees and reimburse them for distribution expenses as they are incurred, regardless of the performance of our films. As a result, we would have to record such expenses as they are incurred and we would recognize revenue consistent with our revenue recognition methods prior to the effectiveness of the Distribution Agreement.

      In addition, we have agreed that, notwithstanding any termination provisions in the Universal Distribution Agreement or the Universal Home Video Agreement, we will not have the right to terminate either of those agreements unless and until (i) DreamWorks Studios has repaid all amounts it owes to Universal Studios, including in respect of investments and advances, (ii) we have repaid all amounts we owe to Universal Studios, including in respect of the 2003 advance we will assume in connection with our separation from DreamWorks Studios and (iii) Universal Studios has received an aggregate of $75 million of net proceeds from the sale of shares of our common stock by Universal Studios in this offering and the follow-on offering described below in respect of the Holdco arrangement.

      As part of the separation, we have assumed $75 million that Universal Studios has advanced to DreamWorks Studios. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

DreamWorks Studios’ Agreements with Universal Studios

      The Universal Distribution Agreement covers the international theatrical distribution of all films (whether live action, animated, or a combination of both) that DreamWorks Studios theatrically releases in the domestic territory, as well as the worldwide home video fulfillment services of those films (excluding in each case the territories serviced by CJ Entertainment and Kadokawa). We have agreed with Universal Studios and DreamWorks Studios that the terms of the Universal Distribution Agreement shall apply to our films in the international theatrical markets where Universal Studios currently has the right to distribute DreamWorks Studios’ films and that the terms of the Universal Home Video Agreement shall apply in the worldwide markets where Universal Studios currently has the right to provide fulfillment services with respect to home videos.

International Theatrical Distribution

      Term of Agreement and Exclusivity. Pursuant to the Universal Distribution Agreement, DreamWorks Studios has granted to Universal Studios the exclusive right to initially theatrically distribute in the international territory (currently excluding Korea, the People’s Republic of China and Japan) all of the films DreamWorks Studios (including our films) initially theatrically distributes in the domestic territory. The agreement covers films domestically released by DreamWorks Studios through December 31, 2010, although Universal Studios has the right to extend the term of the agreement for up to two years under certain conditions. Notwithstanding expiration of the Universal Distribution Agreement, Universal Studios’ right to the exclusive initial international theatrical distribution of each of DreamWorks Studios’ distributed films extends for one year after DreamWorks Studios initially theatrically distributes that film in the domestic territory during the term of the Universal Distribution Agreement.

      Distribution Services. Universal Studios has agreed to provide marketing and distribution services in the international theatrical market for DreamWorks Studios’ films in a manner substantially equivalent in quantity, level and priorities to the services provided by Universal Studios with respect to theatrical distribution of Universal Studios’ motion pictures. Universal Studios has agreed to provide such services through United International Pictures, B.V. (“UIP”) which is co-owned by an affiliate of Universal Studios and an affiliate of Paramount Pictures. Services provided by UIP will be substantially equivalent in quality, level and priorities to the services provided by UIP to Universal Studios and Paramount Pictures for comparable pictures.

      Distribution Approvals and Controls. DreamWorks Studios has the right to exercise complete and final control in its absolute discretion over all aspects of the distribution, marketing and advertising of its films in the international theatrical market. Universal Studios may engage subdistributors, subject to DreamWorks Studios’ right of approval, which it must not unreasonably withhold. Universal Studios cannot, however, engage a subdistributor except in territories where UIP does not distribute any other films.

      Expenses and Fees. Universal Studios is entitled to retain a portion of the revenue it receives from theaters and subdistributors for DreamWorks Studios’ films it theatrically releases in the international market as a distribution fee. In addition, Universal Studios is entitled to recoup distribution expenses it incurs in distributing DreamWorks Studios’ films out of such revenue. Amounts payable to DreamWorks Studios and distribution expenses incurred by Universal Studios with respect to DreamWorks Studios’ films are aggregated on a monthly basis, and to the extent Universal Studios has incurred distribution expenses that exceed its revenue from DreamWorks Studios’ films it distributes, DreamWorks Studios must pay the difference to Universal Studios within five business days.

      Retained Rights. Universal Studios’ rights under the agreement extend solely to international theatrical distribution rights, the home video fulfillment services described below and limited non-theatrical international distribution rights (such as the right to exhibit films in hotels or motels); DreamWorks Studios retains the right to exploit all other rights to the films it theatrically releases, including domestic and international free and pay TV, home video and DVD sales. As described below, DreamWorks Studios has engaged Universal Studios as the home video fulfillment service provider for its films.

      Assignment. The Universal Distribution Agreement is non-assignable by either DreamWorks Studios or Universal Studios except to an affiliate or with the other party’s prior written consent.

      Termination. Either party may terminate the agreement upon certain events of default. In addition, DreamWorks Studios has the right to terminate the Universal Distribution Agreement if UIP ceases to distribute Universal Pictures’ and/or Paramount Pictures’ films or UIP’s ownership changes (in either event, a “UIP Restructure”).

Home Video Fulfillment Services

      Term of Agreement and Exclusivity. Under the Universal Home Video Agreement, Universal Studios has the exclusive worldwide right and obligation to render fulfillment services for every picture released by DreamWorks Studios into the home video market (including videocassettes, DVDs, video CDs and laserdiscs). The Universal Home Video Agreement covers home video releases by DreamWorks Studios (including our films) through December 31, 2010, although Universal Studios has the right to extend the term of the agreement for up to two years under certain conditions.

      Fulfillment Services. Under the agreement, Universal Studios is responsible for preparing marketing and distribution plans with respect to DreamWorks Studios’ home video releases, as well as arranging necessary third party services, preparing artwork, making media buys for product marketing, maintaining secure physical inventory sites and arranging shipping of the released picture. The fulfillment services Universal Studios provides must be in the aggregate substantially equivalent in quantity, level and priorities to the fulfillment services accorded by Universal Studios with respect to its own home video releases.

      Approvals and Controls. DreamWorks Studios exercises total dominion and control over the distribution of its home video releases. DreamWorks Studios has sole discretion over which pictures, if any, it releases into the home video market. Except in limited circumstances, Universal Studios cannot refuse to provide fulfillment services with respect to DreamWorks Studios’ home video releases.

      Expenses and Fees. In return for Universal Studios’ fulfillment services, DreamWorks Studios pays it a percentage of the total home video receipts DreamWorks Studios receives. This fee arrangement must be no less favorable to DreamWorks Studios than that of any of Universal Studios fulfillment services arrangements with third parties. DreamWorks Studios pays all expenses relating to home video distribution.

      Assignment. The Universal Home Video Agreement is non-assignable by either DreamWorks Studios or Universal Studios except to an affiliate or with the other party’s prior written consent.

      Termination. Either party may terminate the agreement upon certain events of default. In the event DreamWorks Studios can terminate the Universal Distribution Agreement due to a UIP Restructure, the Universal Home Video Agreement may also be terminated by DreamWorks Studios, but only in the international territory.

Services Agreement

      We and DreamWorks Studios have entered into a Services Agreement whereby DreamWorks Studios will agree to provide us with various corporate support services, which we expect to include:

•	risk management;

•	information systems management;

•	payroll services;

•	legal and business affairs advisory and consulting services;

•	human resources administration;

•	certain procurement services; and

•	other general support services.

      DreamWorks Studios also may provide us additional services that we and DreamWorks Studios may identify from time to time in the future. We will provide DreamWorks Studios with certain services under the Services Agreement, including office space, information technology purchasing and limited legal services. Although the Services Agreement cannot be assigned to another party without either our or DreamWorks Studios consent, both we and DreamWorks Studios may engage third parties to provide services covered by the agreement.

      We expect that the charges for these services will generally allow either us or DreamWorks Studios, as applicable, to fully recover the actual costs of providing these services, including allocable employee salaries, fringe benefits and office costs and all out-of-pocket costs and expenses, plus 5% of the actual costs. In the event DreamWorks Studios engages a third party to perform a service, it may charge us an amount equal to the amount charged to it by such third party, plus an uplift of 5%.

      In general, the services to be provided under the Services Agreement will be provided by us or DreamWorks Studios, as applicable, for so long as any of our films are being distributed pursuant to the Distribution Agreement, unless another termination date has been agreed upon by both parties with respect to a particular service. Both DreamWorks Studios and we have the right, upon notice, to terminate any or all of the services either party is providing under the Services Agreement. As a receiving party, both we and DreamWorks Studios may exercise our termination rights generally upon 45 days’ notice. As a providing party, both we and DreamWorks Studios may exercise our termination rights generally upon 45 days’ notice, provided that the party exercising termination rights is not providing such service for itself.

Formation Agreement and Holdco Arrangement

      As described below, certain members of DreamWorks Studios who received shares of our common stock in connection with the separation transactions entered into an arrangement among themselves with respect to the allocation of such shares among such members. In connection with the separation transactions and such arrangements, we have entered into a Formation Agreement with DreamWorks Studios, Holdco and certain members of DreamWorks Studios. As more fully described below, the Formation Agreement provides for, among other things, the contributions to Holdco and the mechanics of up to two follow-on secondary offerings of our Class A common stock. Entities controlled by Paul Allen, Steven Spielberg, Jeffrey Katzenberg and David Geffen, together with Lee Entertainment and Universal Studios, have entered into a partnership agreement to form Holdco and have contributed the shares of our common stock received by them in the separation transactions (other than (1) in the case of entities controlled by Steven Spielberg, Jeffrey Katzenberg and David Geffen, 577,040 shares of Class A common stock and 1,154,079 shares of Class B common stock, (2) in the case of an entity controlled by Paul Allen, 12,627,933 shares of Class A common stock (a portion of which will be sold in this offering) and one share of Class C common stock, (3) in the case of Lee Entertainment, 1,997,067 shares of Class A common stock (a portion of which will be sold in this offering) and (4) in the case of Universal Studios, 1,039,756 shares of Class A common stock (a portion of which will be sold in this offering) to Holdco. We have agreed to effect a follow-on secondary offering of Class A common stock of a sufficient size to permit the Holdco partners to receive a minimum of approximately $533 million of aggregate net cash proceeds from a combination of sales of secondary shares in this offering and such follow-on offering (assuming participation by all Holdco partners in such offerings). Shares to be sold in such follow-on offering will consist of shares of common stock retained by Holdco partners and certain of the common stock contributed to Holdco. Under no circumstances will we be obligated to issue additional shares of our common stock for sale in the follow-on offering, regardless of the size of such offering. Such follow-on offering must occur before May 31, 2006, and participation therein by the Holdco partners is subject, in the case of entities controlled by Steven Spielberg, Jeffrey Katzenberg and David Geffen, to a 365 day lock-up period in connection with this offering. Without the consent of its limited partners, Holdco will not conduct any activities other than those related to the activities described in this section.

      Prior to the final allocation of shares contributed to Holdco, shares of our common stock contributed to Holdco will be held in the form of Class B common stock that will be voted by Jeffrey Katzenberg and David Geffen or entities controlled by them. In order to elect the Class C director, an entity controlled by Paul Allen will hold one share of Class C common stock directly rather than through Holdco. Once the Holdco partners have received total net proceeds of approximately $533 million from this offering and the follow-on offering (assuming participation by all Holdco partners in such offerings) and the remaining shares held by Holdco are allocated by Holdco to the Holdco partners as described below, only those shares held by or allocated to Jeffrey Katzenberg and David Geffen (or entities controlled by them) will remain Class B common stock. All other shares will be converted by Holdco to Class A common stock prior to their distribution.

      After the date that is six months following consummation of this offering, either of Jeffrey Katzenberg and David Geffen (or entities controlled by them), acting together, or Paul Allen (or entities controlled by him) may select the timing of one follow-on secondary offering (which must occur prior to May 31, 2006). Upon the triggering of the follow-on offering, Holdco will exercise demand registration rights to facilitate the sale in a public follow-on offering by the Holdco partners (and, under certain circumstances, Holdco) of all or a portion of their retained shares and certain shares contributed to Holdco. If Jeffrey Katzenberg and David Geffen, or entities controlled by them, trigger the follow-on offering, the allocation of remaining shares by Holdco to the Holdco partners will occur promptly after the closing of the follow-on offering and receipt by the Holdco partners of at least an aggregate of approximately $533 million in net proceeds from this offering and the follow-on offering (assuming participation by all Holdco partners in such offerings). Remaining shares held by Holdco after the follow-on offering will be allocated by Holdco to the Holdco partners based on the gross price per share in such follow-on offering (calculated before the discount to be paid to the underwriters).

      Alternatively, if Paul Allen (or entities controlled by him) triggers the follow-on secondary offering prior to May 31, 2006, the pricing and allocation of shares held by Holdco (and not sold in the offering) will occur after receipt by the Holdco partners of at least an aggregate of approximately $533 million in net proceeds from this offering and the follow-on offering (assuming participation by all Holdco partners in such offerings) at the conclusion of a 20 consecutive trading day pricing period initiated by entities controlled by Jeffrey Katzenberg and David Geffen. The pricing period may be initiated at any time after the closing of such follow-on offering and prior to May 31, 2006, and valuation of the shares to be allocated by Holdco will be based on the volume-weighted average trading price of our shares over the pricing period. If the valuation determined during the pricing period is higher than the price realized in the follow-on offering, the amount of net cash proceeds received by the participating Holdco partners in the follow-on offering will be deemed, solely for purposes of determining the allocation of shares by Holdco, to be the amount of net cash proceeds that would have been received if the shares sold in the follow-on offering had been sold at the valuation determined during the pricing period. At any time prior to the pricing of a follow-on offering triggered by Paul Allen, Jeffrey Katzenberg and David Geffen will have the option to convert such offering into a Katzenberg/ Geffen triggered offering, in which case the share allocation provisions described in the preceding paragraph would apply.

      If such a follow-on offering has not occurred by May 31, 2006, then Paul Allen (or entities controlled by him) will have the ability to initiate a follow-on secondary offering during the 18-month period (or 24-month period if Universal Studios triggers a follow-on offering as described below) beginning on June 1, 2006. In this event, the allocation of remaining shares held by Holdco will not occur until closing of the follow-on offering. Remaining shares held by Holdco after the follow-on offering will be allocated to the Holdco partners based on the gross price per share in the follow-on offering (calculated before the discount to be paid to the underwriters). If such follow-on offering has not occurred by December 1, 2007 (or June 1, 2008 if Universal Studios triggers a follow-on offering as described below), then entities controlled by Jeffrey Katzenberg and David Geffen will have the right to initiate a follow-on offering by December 31, 2007 (or June 30, 2008 if Universal Studios triggers a follow-on offering as described below). If a follow-on offering has not been consummated prior to December 1, 2006, then during the period from December 1, 2006 through February 28, 2007, Universal Studios will have the right to initiate a follow-on offering of stock held by Holdco of a sufficient size to generate aggregate net proceeds of $75 million for Universal Studios, when combined with the net proceeds received by Universal Studios in this offering. If Holdco has not allocated all of its shares of common stock by January 1, 2008 (or July 1, 2008 if Universal Studios triggers a follow-on offering), then it will automatically distribute all of such shares to the Holdco partners at such time.

      The Holdco partners, their parent entities and we have agreed in the Formation Agreement to certain trading and hedging limitations until the final allocation of shares contributed to Holdco.

      We have agreed to indemnify the other parties to the Formation Agreement for any breaches of our representations and warranties set forth in the agreement. We will not be a party to the Holdco partnership agreement, and the follow-on offering or offerings will not require us to issue any additional shares to be sold in such offering or offerings, regardless of the size of such offering.

      The allocation of shares held by Holdco after any follow-on offering (other than in the case of a follow-on offering triggered by Universal Studios) will be as follows:

•	first, pro rata (based on the valuation methodology described above) necessary to satisfy each Holdco partner’s unreturned DreamWorks Studios’ capital as of the date of this offering (reduced by such partner’s receipt of net cash proceeds in this offering and the follow-on offering and taking into account the value of any shares retained and not contributed to Holdco by such partner); and

•	second, pro rata in proportion to their relative participation percentages in DreamWorks Studios as of the date of this offering.

Vulcan Stockholder Agreement

      We have entered into a stockholder agreement with Holdco, M&J K B Limited Partnership (a limited partnership controlled by Jeffrey Katzenberg), M&J K Dream Limited Partnership (a limited partnership controlled by Jeffrey Katzenberg), certain of Jeffrey Katzenberg’s estate planning vehicles, DG-DW, L.P. (a limited partnership controlled by David Geffen), DW Investment II, Inc. (an entity controlled by Paul Allen), Jeffrey Katzenberg, David Geffen and Paul Allen. The Vulcan stockholder agreement covers matters of corporate governance, share transfer restrictions, conversion of Class B common stock and standstill arrangements.

Corporate Governance

      The Vulcan stockholder agreement provides that our board will consist of a number of directors determined in accordance with our restated certificate of incorporation and will be composed of:

•	our chief executive officer;

•	the Class C director (if any shares of Class C common stock are issued and outstanding);

•	one individual designated by Jeffrey Katzenberg or entities controlled by him, for so long as he controls an entity that holds Class B common stock (while Jeffrey Katzenberg is our chief executive officer, he will be deemed to be such designee);

•	one individual designated by David Geffen, for so long as he controls an entity that holds Class B common stock; and

•	such number of individuals selected by the nominating and corporate governance committee (or as described in the following paragraph) as will bring the total number of directors to the number of directors that constitute the “entire Board” (as defined in our restated certificate of incorporation).

      If entities controlled by Jeffrey Katzenberg and David Geffen holding of record shares of our common stock representing a majority of the total voting power of the common stock held of record by entities controlled by Jeffrey Katzenberg or David Geffen so direct, then Holdco, Paul Allen (to the extent he holds common stock), other entities controlled by Paul Allen (to the extent they hold common stock) and other entities controlled by Jeffrey Katzenberg and David Geffen will vote all of their common stock to remove any director (other than, except for cause, the Class C director). In the event of any vacancy in the office of director as a result of such a vote, such stockholders will vote all of their common stock for the filling of such vacancy as entities controlled by Jeffrey Katzenberg and David Geffen holding of record shares of our common stock representing a majority of the total voting power of the common stock held of record by entities controlled by Jeffrey Katzenberg and David Geffen so direct (and, subject to certain limitations, after consultation with the Class C director, if any) (but in accordance with the board composition requirements set forth above).

      The Vulcan stockholder agreement provides that Paul Allen and entities controlled by Paul Allen will agree to vote or act by written consent with respect to its Class C common stock solely in favor of Paul Allen as the Class C director for so long as, in Paul Allen’s reasonable determination, he is able to serve as the Class C director and serving as the Class C director would not cause him any economic detriment. In the event that, in Paul Allen’s reasonable determination, he is not able to serve as the Class C director or serving as the Class C director would cause him economic detriment, then the Class C holder will agree to vote or act by written consent with respect to its Class C common stock solely in favor of the replacement Class C director identified by an entity controlled by Paul Allen in consultation with our chairman (with an entity controlled by Paul Allen having the sole and exclusive right to select the replacement Class C director).

Transfer of Shares

      Restrictions on Transfer by Vulcan. In the event that Paul Allen or any person controlled by Paul Allen (the “Vulcan Stockholders”) or any of their respective affiliates acquires any additional shares of our common stock or other voting securities (other than shares of common stock (including shares pledged to secure DreamWorks Studios’ revolving credit facility) owned by a Vulcan Stockholder or which a Vulcan Stockholder has a right to receive immediately after the final allocation of shares held by Holdco), then without our prior written consent, each Vulcan Stockholder has agreed not to transfer (other than to us or to any holder of Class B common stock or to Paul Allen or any entity controlled by Paul Allen) any such additional shares or shares in excess of the number of shares held at the time of the final allocation of shares by Holdco representing Vulcan’s invested DreamWorks Studios capital if the ultimate purchaser would (to such Vulcan Stockholder’s knowledge after reasonable due inquiry) beneficially own more than 5% of our then issued and outstanding common stock, after giving effect to such transfer. However, any Vulcan Stockholder will be permitted to transfer such common stock to:

•	a “qualified institutional buyer” as defined in Rule 144A under the Securities Act of 1933, as amended, if, after giving effect to such transfer, such “qualified institutional buyer” would be eligible to report its ownership of our common stock on Schedule 13G pursuant to Rule 13d-1 under Section 13 of the Exchange Act (or any successor provision thereto); and

•	any person who, upon consummation of such transfer, enters into (and agrees not to transfer such common stock except to permitted transferees that enter into) a “standstill agreement” with us and the holders of Class B common stock on the terms described below under “— Standstill” (or less restrictive terms that we agree to).

      Agreement to Convert. The Vulcan stockholder agreement provides that from and after the first date on which the total number of outstanding shares of Class B common stock is less than 50% of the number of shares of Class B common stock outstanding immediately after the final allocation of shares by Holdco (excluding conversions of shares of Class B common stock pledged to secure DreamWorks Studios revolving credit facility and excluding conversions by Holdco in connection with the final allocation of shares held by Holdco), if the Class B common stockholder group controlled by Jeffrey Katzenberg or the Class B common stockholder group controlled by David Geffen ceases to hold at least 50% of the number of shares of Class B common stock held by such group immediately after the final allocation of shares by Holdco, such Class B common stockholder will be permitted to transfer its remaining shares of Class B common stock to any other Class B common stockholder that continues to hold at least 50% of the number of shares of Class B common stock it held immediately after the final allocation of shares by Holdco, in accordance with the right of first offer procedures described below under “— Class B Stockholder Agreement — Right of First Offer.” Following compliance with the right of first offer procedures, such Class B common stockholder will immediately convert all of its remaining shares of Class B common stock into Class A common stock.

Standstill

      Limitation on Acquisitions. The Vulcan stockholder agreement provides that each of Paul Allen and each Vulcan Stockholder has agreed with us, Jeffrey Katzenberg and David Geffen that they will not prior to the earlier of (i) the fifth anniversary of the date of the Vulcan stockholder agreement and (ii) the first date after the allocation of shares held by Holdco on which Jeffrey Katzenberg, David Geffen and entities controlled by them cease to hold common stock representing at least 32.5% of the total voting power of our outstanding common stock, acquire ownership of any additional shares of our common stock or other voting securities (except pursuant to the Formation Agreement or the Holdco partnership agreement). Notwithstanding the foregoing, Paul Allen and the Vulcan Stockholders will be permitted to acquire (including pursuant to certain hedging transactions), beneficial ownership of additional shares of our common stock or other voting securities so long as the percentage of the aggregate number of shares of our common stock and other voting securities owned by Paul Allen, the Vulcan Stockholders and their respective affiliates (other than any such affiliate that is listed on a national securities exchange) does not exceed the greater of (x) 33% of the outstanding shares of our common stock and other voting securities and (y) such percentage of the number of such outstanding shares of our common stock or other voting securities owned by all of the Class B common stockholders in the aggregate. In no event will Paul Allen or any Vulcan Stockholder be in breach of the Vulcan stockholder agreement or be required to sell any shares of our common stock or other voting securities because of a decrease in the percentage described in clause (y) above. Paul Allen and each Vulcan Stockholder have agreed with us, Jeffrey Katzenberg and David Geffen that they will not cause any of their respective affiliates that are listed on a national securities exchange to take any of the prohibited actions described above and will not vote any securities of any such affiliate in favor of the taking of such actions.

      Other Restrictions. The Vulcan stockholder agreement provides that each of Paul Allen and each Vulcan Stockholder have agreed with us that they will not, will cause each of their affiliates (other than any such affiliate that is listed on a national securities exchange) not to and use their reasonable best efforts to cause each of their respective affiliates not controlled by them (other than any such affiliate that is listed on a national securities exchange) not to, and Steven Spielberg has agreed in a separate standstill agreement that he will not, and will cause persons controlled by him not to, prior to the earlier of (i) the fifth anniversary of the date of the Vulcan stockholder agreement and (ii) the first date after the allocation of shares held by Holdco on which Jeffrey Katzenberg, David Geffen and entities controlled by them cease to hold common stock representing at least 32.5% of the total voting power of our outstanding common stock, take any of the actions set forth below (unless pursuant to a transaction in which we have entered into a definitive agreement or the board has recommended in favor of) (or take any action that would require us to make an announcement regarding any of the following):

•	effect, propose or cause or participate in, or assist any other person to effect, propose or participate in:

•	any tender or exchange offer, merger, consolidation, restructuring, liquidation or other extraordinary transaction involving us or any of our subsidiaries or any material portion of our or their business or any purchase of all or any substantial part of our assets or any of our subsidiaries; or

•	any solicitation of proxies with respect to us or any of our affiliates or any action resulting in Paul Allen, any affiliate of Paul Allen or such other person becoming a participant in any election contest with respect to us or any of our subsidiaries;

•	propose any matter for submission to a vote of our stockholders or call or seek to call a meeting of our stockholders;

•	seek election to, seek to place a representative on or seek the removal of any director, except the Class C Director;

•	grant any proxy with respect to any of our common stock (other than to Jeffrey Katzenberg, David Geffen, our chief executive officer or a bona fide financial institution in connection with a bona fide recourse borrowing);

•	execute any written consent with respect to any of our common stock other than in respect of the election or removal of the Class C Director or at the request of Jeffrey Katzenberg, David Geffen or our chief executive officer;

•	form, join or participate in a group with respect to any of our common stock or deposit any of our common stock in a voting trust or subject any of our common stock to any arrangement or agreement with respect to the voting of such common stock or other agreement having similar effect (in each case except with the Class B common stockholders); or

•	except pursuant to our restated certificate of incorporation as it relates to the Class C Director, take any other action to seek to affect the control of the management or our board of directors or any of our affiliates.

      Each of Paul Allen and each Vulcan Stockholder has agreed with us that they will not cause any of their respective affiliates that are listed on a national securities exchange to take any of the prohibited actions described above and will not vote any securities of any such affiliate in favor of the taking of such actions. Nothing in the standstill restrictions will restrict Paul Allen, any Vulcan Stockholder or the Class C Director, in their capacity as a director or board committee member of us or any non-wholly owned affiliate of Paul Allen or any Vulcan Stockholder, from exercising their fiduciary duties in such capacity as they deem to be in our best interest or in the best interest of such non-wholly owned affiliate.

      Exceptions to Standstill. The Vulcan stockholder agreement and the Spielberg standstill agreement provide that none of Paul Allen nor any Vulcan Stockholder nor Steven Spielberg nor any person he controls will be subject to any of the restrictions set forth above if:

•	we have entered into a definitive agreement providing for, or, in the case of the second sub-bullet below, our board of directors has recommended in favor of:

•	any acquisition or purchase by any person of a majority of our common stock,

•	any tender offer or exchange offer that if consummated would result in any person acquiring a majority of our common stock or

•	any merger, consolidation, share exchange or other business combination involving us which, if consummated, would result in our stockholders immediately prior to the consummation of such transaction ceasing to own at least a majority of the equity interests in the surviving entity;

•	any person (other than us, any Class B common stockholder, Paul Allen, any Vulcan Stockholder or any of their respective affiliates) acquires 25% or more of the number of then outstanding shares of our common stock or other voting securities having the right to vote generally in the election of directors;

•	any holder of Class B common stock, Jeffrey Katzenberg, David Geffen or entity controlled by Jeffrey Katzenberg or David Geffen or any of their respective affiliates commences a “going private” transaction involving us or any of our material subsidiaries or a change of control transaction; or

•	after the allocation of shares held by Holdco Jeffrey Katzenberg, David Geffen and entities controlled by them cease to hold common stock representing at least 32.5% of the total voting power of our outstanding common stock.

Term

      The Vulcan stockholder agreement will terminate upon the later of (1) the conversion of all outstanding shares of Class B common stock into Class A common stock and (2) the fifth anniversary of the Vulcan stockholder agreement. In addition, the Vulcan stockholder agreement provides that the Vulcan stockholder agreement will terminate with respect to Paul Allen and entities controlled by Paul Allen if Paul Allen and entities controlled by Paul Allen cease to beneficially own in the aggregate at least 5% of our outstanding common stock.

Class B Stockholder Agreement

      Holdco, M&J K B Limited Partnership, M&J K Dream Limited Partnership, certain of Jeffrey Katzenberg’s estate planning vehicles, DG-DW, L.P., Jeffrey Katzenberg and David Geffen have entered into a stockholder agreement. The Class B stockholder agreement will cover restrictions on transfer and conversion of Class B common stock, as described below.

Restrictions on Transfer and Conversion

      Generally, without the consent of the Class B stockholders controlled by Jeffrey Katzenberg and David Geffen, each party to the Class B stockholder agreement has agreed not to:

•	transfer, other than pursuant to the right of first offer procedures (or special call right procedures, if applicable) described below, any shares of Class B common stock (or shares of Class A common stock into which such shares of Class B common stock have been converted) held of record by such party, other than:

•	certain de minimis transfers described below;

•	transfers to Holdco and transfers by Holdco in connection with the transactions described under “— Formation Agreement and Holdco Arrangement”;

•	transfers upon foreclosure with respect to of any of our common stock pledged to secure DreamWorks Studios’ credit facility;

•	transfers by entities controlled by David Geffen of Class A common stock to a charitable foundation, a charity or a not-for-profit organization;

•	transfers to any other holder of Class B common stock that is controlled by Jeffrey Katzenberg or David Geffen;

•	transfers to either Jeffrey Katzenberg or David Geffen;

•	transfers by entities controlled by Jeffrey Katzenberg and David Geffen to other entities controlled by the relevant principal, including estate planning vehicles, so long as the transferee becomes a party to the Class B stockholder agreement and the Vulcan stockholder agreement;

•	transfers pursuant to an agreement providing for a merger, consolidation, share exchange, tender offer or similar transaction involving us or any of our subsidiaries which is recommended by the board at the time it is entered into, which is available to all holders of our common stock and in which equivalent consideration (as defined in our restated certificate of incorporation) is offered in respect of each share of our common stock;

•	the pledge of our common stock to the lenders under DreamWorks Studios’ revolving credit facility; and

•	transfers pursuant to a bona fide third party tender offer or exchange offer which is recommended by the board or publicly endorsed by each of Jeffrey Katzenberg or David Geffen (to the extent he controls a holder of Class B common stock at such time), which is made to all holders of our common stock and in which equivalent consideration (as defined in our restated certificate of incorporation) is offered in respect of each share of our common stock; or

•	convert any shares of Class B common stock beneficially owned by such party into shares of Class A common stock (other than in connection with the exceptions described above).

      In addition, entities controlled by David Geffen have agreed for so long as Jeffrey Katzenberg is the chief executive officer not to convert any shares of Class B common stock or transfer any common stock without the consent of Jeffrey Katzenberg if such conversion or transfer would result in the total voting power of Jeffrey Katzenberg, David Geffen and entities controlled by them falling below 51% (disregarding any transfers by entities controlled by Jeffrey Katzenberg prior to such time). Notwithstanding the foregoing, upon any permitted conversion or transfer of common stock by entities controlled by Jeffrey Katzenberg, entities controlled by David Geffen may convert or transfer common stock representing up to the same percentage of total voting power as had been converted or transferred by the Katzenberg entities prior to such time.

      De Minimis Transfers. Following the date that is one year after consummation of this offering (and after the final determination of the allocation of shares held by Holdco), each party to the Class B stockholder agreement will be entitled to make one or more transfers of less than 5,000 shares of Class A common stock; provided that with respect to any party, the aggregate number of shares of Class A common stock transferred pursuant to such “de minimis transfers” during any three month period may not exceed 25,000.

      Right of First Offer. Generally, any transfer or conversion of Class B common stock, other than the permitted transfers described above under “— Restrictions on Transfer and Conversion” and other than certain involuntary conversions of Class B common stock under our restated certificate of incorporation that are subject to the special call rights described below, is subject to a right of first offer to each Class B stockholder controlled by Jeffrey Katzenberg or David Geffen. Upon any such transfer, the transferring party must make an irrevocable offer to each Class B stockholder controlled by Jeffrey Katzenberg or David Geffen (if not the transferring party) to sell all (but not less than all) of the common stock to be transferred at the price set by the transferring stockholder in the case of a proposed private placement, or the current market value, in all other cases. If the Class B stockholders controlled by Jeffrey Katzenberg or David Geffen do not respond to the offer notice within the required response time period or elect not to purchase the offered Class B common stock, the transferring stockholder is free to transfer the offered Class B common stock in the form of Class A common stock or to convert the Class B common stock, as applicable.

      Special Call Right. Any conversion of Class B common stock into Class A common stock under our restated certificate of incorporation as a result of the death of Jeffrey Katzenberg or David Geffen or a judgment of a governmental entity or other involuntary action which results in Jeffrey Katzenberg or David Geffen (as applicable) ceasing to control the relevant holder of Class B common stock (including any such conversion of Class B common stock held by Holdco that the applicable principal would have been entitled to receive pursuant to the Holdco partnership agreement) is subject to a special call right of the remaining holders of Class B common stock that are controlled by the other principal. Following any such involuntary conversion, such remaining holders of Class B common stock will have five days to exercise their right to purchase all or a portion of such shares of Class A common stock at the current market price. If such remaining holders of Class B common stock exercise their special call right, the purchased shares of Class A common stock will automatically convert back into shares of Class B common stock upon their transfer (within a specified period) to such remaining holders of Class B common stock. See “Description of Capital Stock — Common Stock — Conversion.”

Term

      The Class B stockholder agreement will terminate when all outstanding shares of Class B common stock have been converted to Class A common stock, and the rights and obligations of each party to the Class B stockholder agreement will terminate upon the date on which such party ceases to hold of record any shares of Class B common stock in accordance with the terms of the Class B stockholder agreement.

Registration Rights Agreement

      Holdco and, after the final allocation of shares held by Holdco, certain investors in DreamWorks Studios will have registration rights with respect to our Class A common stock.

      Demand Registration Rights. The registration rights agreement provides that after we have completed this offering, we can be required to effect additional registrations of Class A common stock upon the request of Holdco (solely with respect to up to two follow-on secondary offerings as described above), entities controlled by Paul Allen, Steven Spielberg, Jeffrey Katzenberg or David Geffen (as well as Universal Studios in limited circumstances as described below). After the date that is six months after the closing of this offering (or the closing of the overallotment option relating to this offering, if exercised), Holdco will have the right to require us to effect up to two additional registrations (solely in respect of the Holdco-related follow-on offerings described above). After the final allocation of shares by Holdco, entities controlled by Paul Allen will have the right to require us to effect up to three additional registrations, Universal Studios will have the right to require us to effect one additional registration (solely in the event it receives a distribution of shares from Holdco that are not sold in a follow-on offering) and entities controlled by Steven Spielberg, Jeffrey Katzenberg and David Geffen will each have the right to require us to effect one additional registration.

      We are required to pay the registration expenses in connection with each demand registration. We may decline to honor any of these demand registrations if the size of the offering does not reach a defined threshold or if we have effected a registration within the preceding six months. If we furnish to the stockholder requesting a demand registration a board resolution stating that in the good faith judgment of the board it would be significantly disadvantageous to us for a registration statement to be filed or maintained effective, we will be entitled to withdraw (or decline to file) such registration statement for a period not to exceed 180 days. In addition, we are not required to file a registration statement under the registration rights agreement prior to the date that is six months after consummation of this offering.

      If a majority of the joint-lead bookrunning underwriters in a demand registration advise us that the number of securities offered to the public needs to be reduced, first priority for inclusion in the demand registration is given to the holder requesting the demand registration, then to Universal Studios, then pro rata to other parties to the registration rights agreement who have requested to have their securities included in the registration and then to securities requested by us to be included in the registration. Notwithstanding the foregoing, all securities of the requesting holder will be included in the applicable demand registration (subject to certain limitations in the case of a demand by Holdco).

      If entities controlled by Paul Allen have not previously exercised all of their demand requests and have not received aggregate net cash proceeds from the follow-on offering described under “— Formation Agreement and Holdco Arrangement,” sales of shares in this offering or pursuant to the exercise of registration rights under the registration rights agreement representing 100% of their invested capital in DreamWorks Studios, then if a party to the registration rights agreement other than Holdco or an entity controlled by Paul Allen demands a registration, an entity controlled by Paul Allen will be permitted to convert such demand registration into a demand by an entity controlled by Paul Allen and be treated as the requesting holder for all purposes.

      Piggyback Registration Rights. In addition to our obligations with respect to demand registrations, if we propose to register any of our securities, other than a registration (1) on Form S-8 or S-4, (2) relating to equity securities in connection with employee benefit plans, (3) in connection with an acquisition by us of another entity or (4) pursuant to a demand registration, we will give each stockholder party to the registration rights agreement the right to participate in such registration. Expenses relating to these registrations are required to be paid by us. If a majority of the joint-lead bookrunning underwriters in a piggyback registration advise us that the number of securities offered to the public needs to be reduced, first priority for inclusion in the piggyback registration will be given to us, then to Universal Studios (if it receives a distribution of shares from Holdco that are not sold in a follow-on offering) and then pro rata to the piggybacking holders.

      Holdback Agreements. If any registration of Class A common stock is in connection with an underwritten public offering, each holder of unregistered Class A common stock party to the registration rights agreement will agree not to effect any public sale or distribution of any Class A common stock during the seven days prior to, and during the 90-day period beginning on, the effective date of such registration statement and will also agree to enter into a customary lock-up with the underwriters of such offering (not to exceed six months from the date of consummation of such offering). We will enter into a similar agreement, except that we will be permitted to effect a sale or distribution of Class A common stock in connection with a merger or consolidation, in connection with certain acquisitions and in connection with employee stock ownership or other similar benefit plans.

Tax Receivable Agreement

      Entities controlled by Paul Allen have entered into a series of transactions that resulted in a partial increase in the tax basis of our tangible and intangible assets. Consequently, we expect that this partial increase in tax basis will reduce the amount of tax that we may pay in the future. We have entered into a Tax Receivable Agreement with one of such entities that provides for the payment by us to such entity of 85% of the amount of cash savings, if any, in U.S. Federal income tax and California franchise tax that we actually realize as a result of this partial increase in tax basis and of certain other tax benefits related to our entering into the Tax Receivable Agreement subject to repayment if it is determined that these savings should not have been available to us. We have the right to terminate the Tax Receivable Agreement at any time for an amount based on an assumed value of certain payments remaining to be made under the Tax Receivable Agreement at such time. While the actual amount and timing of any payments under this agreement will vary depending upon a number of factors, we expect that, as a result of the size of the increase in the tax basis of our tangible and intangible assets, during the amortization period for such increased tax basis, the payments that may be made to the entities controlled by Paul Allen could be substantial. The Tax Receivable Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part and this summary is qualified by reference to such exhibit.

PRINCIPAL AND SELLING STOCKHOLDERS

      Prior to its separation from DreamWorks Studios, DreamWorks Animation SKG, Inc. did not have any class of equity securities either issued or outstanding other than the 1,000 shares of common stock that were issued to DreamWorks Studios upon our formation. The subsidiaries, assets and liabilities of DreamWorks Studios that constitute our business were owned by DreamWorks Studios prior to the separation. DreamWorks Studios is controlled by its managing members, Jeffery Katzenberg, David Geffen and Steven Spielberg, who generally have the exclusive right to conduct the business and affairs of DreamWorks Studios.

      In connection with our separation from DreamWorks Studios, DreamWorks Studios’ members received shares of our Class A, Class B and Class C common stock. The following table sets forth certain information regarding the beneficial ownership of our Class A and Class B common stock (1) immediately prior to the consummation of the offering, but disregarding Holdco and after giving effect to the separation transactions and the issuance of shares of our Class A common stock in connection with (i) the conversion of equity-based awards of DreamWorks Studios into 1,358,355 shares of Class A common stock and (ii) the issuance of 3,501,007 shares of Class A common stock to employees in connection with the offering (approximately 2,700,000 of which are shares of restricted stock or unvested restricted stock units); and (2) as adjusted to reflect the sale of the shares of common stock in this offering. At all times presented in this table, an entity controlled by Paul Allen will hold the sole outstanding share of Class C common stock. An aggregate of 10,714,286 shares of our common stock will be pledged by Holdco and the members of DreamWorks Studios not participating in Holdco (other than Thomson) to the lenders under DreamWorks Studios’ revolving credit facility. The table sets forth stockholder information with respect to:

•	each of our director nominees;

•	each of the executive officers listed in the Summary Compensation Table above;

•	our directors and named executive officers as a group;

•	persons owning more than 5% of a class of our common stock; and

•	each of the selling stockholders.

										Shares of Our
										Common Stock
	Shares of Common Stock									Beneficially Owned After the							Total
	Prior to the Offering(1)									Offering(1)(2)							Class A Shares
									Class A								Offered if
									Shares								Over-allotment Option
	Class A		Class B						Offered	Class A		Class B					is Exercised
							Total									Total
Name and Address of Beneficial Owner	Number	%	Number		%	Total %	Voting %		Number	Number	%	Number		%	Total %	Voting %	Number

Current directors and director nominees
Jeffrey Katzenberg(3)	618,571	2.4%	50,807,043		98.9%	66.3%	96.8%		—	618,571	1.2%	50,807,043		98.9%	66.3%	93.4%	—
David Geffen(4)	—		50,807,043		98.9%	66.3%	96.8%		—	—		50,807,043		98.9%	66.3%	93.4%	—
Roger A. Enrico	142,857	*	—			*	*		—	142,857	*	—			*	*	—
Lewis W. Coleman	17,857	*	—			*	*		—	17,857	*	—			*	*	—
Nathan Myhrvold	17,857	*	—			*	*		—	17,857	*	—			*	*	—
Mellody Hobson	17,857	*	—			*	*		—	17,857	*	—			*	*	—
Howard Schultz	17,857	*	—			*	*		—	17,857	*	—			*	*	—
Paul Allen(2)(5)	34,579,237	57.1%	50,230,003	**	97.8%	45.1%	4.4%		2,348,195	32,231,042	36.2%	50,230,003	**	97.8%	30.7%	4.0%	4,901,857
Named officers who are not directors
Ann Daly	666,667	2.6%	—			*	*		—	666,667	1.2%	—			*	*	—
Katherine Kendrick	109,318	*	—			*	*		—	109,318	*	—			*	*	—
Kristina M. Leslie	89,939	*	—			*	*		—	89,939	*	—			*	*	—
Directors and executive officers of DreamWorks Animation SKG, Inc. as a group (9 persons)	36,296,173	62.2%	51,961,122		100.0%	65.5%			2,348,195	33,947,978	37.4%	51,961,122		100%	47.8%		4,901,857
Persons owning more than 5% of a class of our equity securities
Steven Spielberg(2)(6)	8,053,275	31.9%	—			10.5%	1.0%		—	8,053,275	15.0%	—			7.7%	*	—
Holdco(2)	—		50,230,003	**	97.8%	65.5%	95.7%		—	—		50,230,003	**	97.8%	47.8%	92.4%	—
Selling stockholders
DW Investment II, Inc.(2)(5)	34,579,237	57.1%	50,230,003	**	97.8%	45.1%	4.4%		2,348,195	32,231,042	36.2%	50,230,003	**	97.8%	30.7%	4.0%	4,901,857
Lee Entertainment L.L.C.(2)	5,666,575	22.4%	—			7.4%	*	%	371,359	5,295,216	9.9%	—			5.0%	*	775,213
Vivendi Universal Entertainment LLLP(2)(7)	2,678,571	10.6%	—			3.5%	*	%	498,087	0(7)	—	—			—	*	1,039,756
Thomson Inc.	1,785,714	7.1%	—			2.3%	*	%	498,087	1,287,627	2.4%	—			1.2%	*	1,039,756
Kadokawa	2,021,220	8.0%	—			2.6%	*	%	96,403	1,924,817	3.6%	—			1.8%	*	201,242
Chemical Investments, Inc.	1,310,934	5.2%	—			1.7%	*	%	89,656	1,221,279	2.3%	—			1.2%	*	187,156
Microsoft Corporation	1,310,934	5.2%	—			1.7%	*	%	89,656	1,221,279	2.3%	—			1.2%	*	187,156
Carl Rosendahl	176,735	*	—			*	*	%	8,557	168,178	*	—			*	*	17,863

*	Less than 1%.

**	Represents Class B shares held by Holdco, over which Mr. Allen shares dispositive, but not voting, power. These shares are voted by, and also attributed to, Messrs. Katzenberg and Geffen. Accordingly, these shares have not been included in the total percentages or total voting percentages columns. 21,951,304 of these shares are also included in the Class A shares attributed to Mr. Allen, as these shares will automatically convert to Class A shares when Mr. Allen gains voting control of the shares. See footnotes 2 and 5.

(1)	Unless otherwise indicated, the amounts shown as being beneficially owned by each person, entity or group listed above represent shares over which that person, entity or group will hold sole voting and sole investment power. The percentages of beneficial ownership as to each person, entity or group assume the exercise or conversion of all equity-based awards held by such person, entity or group exercisable within 60 days of the date of this prospectus.

(2)	Holdco, a Delaware limited liability limited partnership, was organized for the sole purpose of holding and allocating shares of our common stock contributed to it by its partners. Shares held by Holdco are held as shares of Class B common stock. Entities controlled by Jeffrey Katzenberg and David Geffen are the general partners of Holdco and are entitled to exercise voting and dispositive power over all shares of Class B common stock held by Holdco. Entities controlled by Paul Allen have the right in certain circumstances to trigger the sale of Class A common stock issuable upon conversion of shares of Class B common stock held by Holdco. Upon the satisfaction of certain conditions, Holdco will distribute shares of our common stock to its partners in an amount determined by Holdco’s partnership agreement, and unless they are distributed to Jeffrey Katzenberg or David Geffen or entities controlled by either or both of them, will be distributed as shares of Class A common stock. The number of shares of our common stock which will be distributed to the Holdco partners will vary based upon the price of our common stock. For a more detailed description of Holdco and the arrangements surrounding its formation and operating and governance provisions, see “Related Party Agreements — Formation and Holdco Arrangements.”

Accordingly, numbers and percentages, other than for purposes of Jeffrey Katzenberg, David Geffen and Holdco (and as set forth in the notes on the table), assume the conversion of all shares of Class B common stock held by Holdco into shares of Class A common stock other than shares contributed by Jeffrey Katzenberg and David Geffen.

(3)	The shares of Class B common stock attributed to Jeffrey Katzenberg include all of the shares of Class B common stock held by Holdco, over which he shares voting and dispositive power under certain circumstances with David Geffen and Paul Allen. Of the total amount of common stock attributed to Mr. Katzenberg:

•	618,571 shares are shares of Class A restricted stock that we expect to grant to Mr. Katzenberg at the time of the offering that will vest over a four-year period contingent on the achievement of certain target performance goals;

•	577,040 shares of Class B stock are directly held by entities controlled by Mr. Katzenberg;

•	7,476,236 shares of Class B stock have been contributed to Holdco by Mr. Katzenberg; and

•	42,753,767 shares of Class B stock have been contributed to Holdco by other stockholders. Mr. Katzenberg disclaims beneficial ownership of these shares.

The actual number of shares to be distributed to Mr. Katzenberg (or an entity controlled by him) by Holdco may differ from the amount contributed to Holdco by Mr. Katzenberg. See “Related Party Agreements — Formation and Holdco Arrangement.” In general, if the price of our common stock increases above the initial public offering price, shares allocated to Mr. Katzenberg will increase, based on the terms of the Holdco partnership agreement, which governs the pricing and allocation of shares held by it.

(4)	The shares of Class B common stock attributed to David Geffen include all of the shares of Class B common stock held by Holdco, over which he shares voting and dispositive power under certain circumstances with Jeffrey Katzenberg and Paul Allen. Of the total amount of Class B common stock attributed to Mr. Geffen following the offering:

•	577,040 shares are directly held by an entity controlled by Mr. Geffen;

•	7,476,236 shares have been contributed to Holdco by Mr. Geffen; and

•	42,753,767 shares have been contributed to Holdco by other stockholders. Mr. Geffen disclaims beneficial ownership of these shares.

The actual number of shares to be distributed to Mr. Geffen (or an entity controlled by him) may differ from the amount contributed to Holdco by Mr. Geffen. See “Related Party Agreements — Formation Agreement and Holdco Arrangement.” In general, if the price of our common stock increases above the initial public offering price, shares allocated to Mr. Geffen will increase, based on the terms of the Holdco partnership agreement, which governs the pricing and allocation of shares held by it.

(5)	DW Investment II, Inc. is an entity controlled by Paul Allen. The shares of Class A common stock attributed to Paul Allen include:

•	12,627,933 shares that are directly held by an entity controlled by Paul Allen, a portion of which are being sold in this offering; and

•	21,951,304 shares that have been contributed to Holdco by Mr. Allen (which will be held in the form of Class B common stock until distributed by Holdco). Mr. Allen does not directly hold any Class B shares.

      The shares of Class B common stock attributed to Mr. Allen include 28,278,699 shares that have been contributed to Holdco by other stockholders with respect to which he may exercise dispositive power. Mr. Allen disclaims beneficial ownership of these shares.

The actual number of shares to be distributed to Mr. Allen (or an entity controlled by him) may differ from the amount contributed to Holdco. See “Related Party Agreements — Formation Agreement and Holdco Arrangement.” In general, if the price of our common stock decreases from the initial public offering price, shares allocated to Mr. Allen will increase based on the terms of the Holdco partnership agreement, which governs the pricing and allocation of shares held by it. In addition, prior to and after the offering, Mr. Allen will own one share of Class C common stock, which will be the only share of Class C common stock that will be outstanding.

(6)	The shares of Class A common stock attributed to Steven Spielberg include:

•	577,040 shares that are directly held by an entity controlled by Mr. Spielberg; and

•	7,476,236 shares that have been contributed to Holdco by Mr. Spielberg (which will be held in the form of Class B common stock until distributed by Holdco). Mr. Spielberg does not directly hold any Class B shares and will be a limited partner of Holdco.

The actual number of shares to be distributed to Mr. Spielberg (or an entity controlled by him) may differ from the amount contributed to Holdco by Mr. Spielberg. See “Related Party Agreements — Formation and Holdco Arrangement.” In general, if the price of our common stock increases above the initial public offering price, shares allocated to Mr. Spielberg will increase, based on the terms of the Holdco partnership agreement, which governs the pricing and allocation of shares held by it.

(7)	Universal Studios has contributed all of the shares of common stock that it received in connection with the separation (other than shares it is selling in this offering, including in any exercise of the underwriters’ over-allotment option) to Holdco. Universal Studios is not reflected as owning any of these shares following the offering because it does not have voting or dispositive power over the shares.

DESCRIPTION OF CAPITAL STOCK

      Our authorized capital stock consists of 350,000,000 shares of Class A common stock, par value $0.01 per share, 150,000,000 shares of Class B common stock, par value $0.01 per share, one share of Class C common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share. Immediately following this offering:

•	of the 350,000,000 authorized shares of Class A common stock, 53,752,884 shares will be issued and outstanding;

•	of the 150,000,000 authorized shares of Class B common stock, 51,384,082 shares will be issued and outstanding, all of which will be held by Jeffrey Katzenberg, David Geffen and Holdco after completion of this offering;

•	of the one authorized share of Class C common stock, one share will be issued and outstanding and will be held by an entity controlled by Paul Allen; and

•	no shares of our preferred stock will be outstanding.

      The following summary description relating to our capital stock does not purport to be complete. The rights of the holders of our capital stock will be set forth in our restated certificate of incorporation and by-laws as well as the Vulcan stockholder agreement and the Class B stockholder agreement, the forms of each of which are filed as exhibits to the registration statement of which this prospectus forms a part. The summary set forth below is qualified by reference to such exhibits and to the applicable provisions of the Delaware General Corporation Law.

Common Stock

      The relative rights of the Class A common stock, the Class B common stock and the Class C common stock are substantially identical in all respects, except for voting rights and conversion rights.

Voting Rights

      Each share of Class A common stock entitles the holder to one vote, each share of Class B common stock entitles the holder to fifteen votes and each share of Class C common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. In addition, the Class C common stock, voting as a separate class, is entitled to elect one director. The holders of Class A common stock, Class B common stock and Class C common stock are not entitled to cumulate their votes in the election of directors. Except as otherwise provided in our restated certificate of incorporation or required by law, all matters to be voted on by our stockholders must be approved by a majority, or, in the case of election of directors (other than the director elected by the Class C common stockholder), by a plurality, of the votes entitled to be cast by all shares of Class A common stock, Class B common stock and Class C common stock present in person or represented by proxy, voting together as a single class.

      In addition to any other vote required by our restated certificate of incorporation or by applicable law, the affirmative vote of the holders of a majority of the voting power of all outstanding shares of Class A common stock, voting separately as a class, will be required for certain amendments to the equivalent consideration provisions of our restated certificate of incorporation described below.

      Our restated certificate of incorporation also provides that for so long as shares of Class B common stock are outstanding, in addition to any other vote required by our restated certificate of incorporation or by applicable law, the affirmative vote of the holders of 85% of the voting power of all outstanding shares of Class B common stock, voting separately as a class, will be required:

•	for the authorization or issuance of shares of Class B common stock or Class C common stock or the authorization or issuance of any securities convertible into or exchangeable for shares of Class B common stock or Class C common stock;

•	for the authorization or issuance of shares of any series or class of capital stock (other than Class A common stock, Class B common stock or Class C common stock) having more than one vote per share or having any right to elect directors voting as a separate class or any class voting or consent rights, in each case other than as required by applicable law or the rules or regulations of any stock exchange upon which such series or class of capital stock is to be listed for trading (or securities convertible into or exchangeable therefor);

•	for any amendment to any provision of our restated certificate of incorporation setting forth any of the rights, powers or preferences of the Class A common stock, Class B common stock or Class C common stock;

•	for certain amendments to the equivalent consideration provisions of our restated certificate of incorporation described below; and

•	until such time as the outstanding shares of Class B common stock no longer represent at least 50% of the voting power of the outstanding voting stock, for the authorization or implementation of what is commonly known as a “poison pill” plan or stockholder rights plan or any similar plan, or the authorization of any series of preferred stock or other capital stock or securities for issuance, or the issuance of any such securities, in connection with any such plan.

      For so long as shares of Class C common stock are outstanding, in addition to any other vote required hereunder or by applicable law, the affirmative vote of the holder of the outstanding shares of Class C common stock, voting separately as a class, will be required for certain amendments to the equivalent consideration provisions of our restated certificate of incorporation described below, for the authorization or issuance of shares of Class C common stock (or securities convertible into or exchangeable therefor) or the reduction of the authorized number of shares of Class C common stock and for any amendment to any provision of our restated certificate of incorporation setting forth any of the rights, powers or preferences of the Class C common stock.

Dividends

      Holders of Class A common stock, Class B common stock and Class C common stock will share equally in any dividend declared by our board of directors, subject to any preferential rights of any outstanding preferred stock. Dividends consisting of shares of Class A common stock, Class B common stock, Class C common stock or any of our other securities or the securities of any other legal entity may be paid only as follows:

•	a share distribution consisting of shares of Class A common stock (or convertible securities that are convertible into, exchangeable for or evidence the right to purchase shares of Class A common stock) with respect to shares of Class A common stock and Class C common stock and, on an equal per share basis, shares of Class B common stock (or convertible securities that are convertible into, exchangeable for or evidence the right to purchase shares of Class B common stock) with respect to shares of Class B common stock; and

•	a share distribution consisting of shares of any class or series of our securities or any other person other than Class A common stock, Class B common stock or Class C common stock (and other than convertible securities that are convertible into, exchangeable for or evidence the right to purchase shares of Class A common stock, Class B common stock or Class C common stock), on the basis of a distribution of identical securities, on an equal per share basis, with respect to shares of Class A common stock, Class B common stock and Class C common stock, provided that if such share distribution consists of shares of any class or series of securities of us or any subsidiary of us not formed for the purpose of circumventing the equivalent consideration provisions described below under “— Equivalent Consideration in Certain Transactions”, then it will be declared and paid on the basis of a distribution of one class or series of securities with respect to shares of Class A common stock and another class or series of securities with respect to shares of Class B common stock and another class or series of securities with respect to Class C common stock, and the securities so distributed (and, if applicable, the securities into which the distributed securities are convertible, or for which they are exchangeable, or which the distributed securities evidence the right to purchase) shall differ with respect to, but solely with respect to, their relative voting rights and related differences in conversion and share distribution provisions, and all such differences will be identical to the corresponding differences in voting rights, conversion and share distribution provisions between the Class A common stock, the Class B common stock and the Class C common stock, so as to preserve the relative voting rights of each class as in effect immediately prior to such share distribution, and that such distribution will otherwise be made on an equal per share basis.

Subdivision or Combination

      If we in any manner subdivide or combine the outstanding shares of Class A common stock, Class B common stock or Class C common stock, the outstanding shares of other classes of common stock will be proportionately subdivided or combined in the same manner and on the same basis as the outstanding shares of Class A common stock, Class B common stock or Class C common stock, as the case may be, that have been subdivided or combined.

Conversion

      Each share of Class B common stock and each share of Class C common stock is convertible at any time and from time to time at the option of the holder thereof into one share of Class A common stock. Shares of Class A common stock may be converted into shares of Class B common stock only in the limited circumstances described below.

      Following the contribution of our common stock to Holdco as described under “Related Party Agreements — Formation Agreement and Holdco Arrangement”, in the event that a holder of Class B common stock (other than Holdco) is not or ceases to be Jeffrey Katzenberg or David Geffen or an entity controlled by Jeffrey Katzenberg or David Geffen (including upon the death of either Jeffrey Katzenberg or David Geffen) or transfers (other than pursuant to a bona fide third party tender offer or exchange offer which is recommended by the board or which has been publicly endorsed by each of Jeffrey Katzenberg and David Geffen (to the extent he is or controls a holder of Class B common stock at such time), which is made to all holders of our common stock and in which equivalent consideration (as defined in our restated certificate of incorporation) is offered in respect of each share of our common stock) any shares of Class B common stock other than a transfer to Jeffrey Katzenberg or David Geffen or an entity controlled by Jeffrey Katzenberg or David Geffen, then such shares will automatically be converted into shares of Class A common stock. If the special call right set forth in the Class B stockholder agreement is exercised and consummated within 45 days following certain involuntary conversions pursuant to the provisions described in the preceding sentence (as extended to the extent necessary to obtain any required antitrust or other required governmental approvals), then, upon transfer pursuant to the special call right, such shares of Class A common stock will automatically be converted back into shares of Class B common stock. See “Related Party Agreements — Class B Stockholder Agreement — Restrictions on Transfers and Conversion — Special Call Right.”

      Each share of Class A common stock distributed by DreamWorks Studios to its members after the PDI transactions described under “Related Party Agreements — Agreements Between DreamWorks Studios and Our Company — Separation Agreement — The Separation” will automatically be converted into one share of Class B common stock if distributed to an entity controlled by either or both of Jeffrey Katzenberg and David Geffen.

      In the event that the holder of Class C common stock is not or ceases to be Paul Allen or an entity controlled by Paul Allen (including upon the death of Paul Allen) or transfers any shares of Class C common stock other than a transfer to Paul Allen or an entity controlled by Paul Allen, then such shares will automatically be converted into Class A common stock. In addition, on the first date after the final allocation of the common stock held by Holdco among the Holdco partners that Paul Allen or entities controlled by Paul Allen do not continue to own (including upon the death of Paul Allen) at least an aggregate number of shares of Class A common stock equal to one-third of the total number of shares of Class A common stock and Class C common stock held of record by Paul Allen and entities controlled by him immediately after such final allocation (including shares held of record by Holdco on behalf of Paul Allen and entities controlled by him), all shares of Class C common stock outstanding at such time will automatically be converted into Class A common stock.

Equivalent Consideration in Certain Transactions

      In the event of any merger, consolidation, share exchange, tender offer reclassification of the outstanding shares of Class A common stock, Class B common stock or Class C common stock or other reorganization to which we are a party, in which the shares of Class A common stock, Class B common stock or Class C common stock will be exchanged for or converted into, or will receive a distribution of, cash or other property or our securities or the securities of any other person, each share of common stock will be entitled to receive Equivalent Consideration (as defined below) on a per share basis. As defined in our restated certificate of incorporation, the term “Equivalent Consideration” means consideration in the same form, in the same amount and with the same voting rights on a per share basis; provided, that in the event that our securities (or any surviving entity or any direct or indirect parent of the surviving entity) are to be offered or paid with respect to shares of Class A common stock, Class B common stock or Class C common stock in a Control Transaction (as defined below), then such securities shall only be offered or paid on the basis of one class or series of securities with respect to shares of Class A common stock and another class or series of securities with respect to shares of Class B common stock and another class or series of securities with respect to shares of Class C common stock, and such securities (and, if applicable, the securities into which such securities are convertible, or for which they are exchangeable, or which they evidence the right to purchase) shall differ with respect to, but solely with respect to, their relative voting rights and related differences in conversion and share distribution provisions and director appointment rights, and all such differences shall be identical to the corresponding differences in voting rights, conversion and share distribution provisions and director appointment rights between the Class A common stock, the Class B common stock and the Class C common stock, so as to preserve the relative voting rights and director appointment rights of each class as in effect immediately prior such transaction; and provided further, that for the avoidance of doubt, consideration to be paid or received by a holder of Class A common stock, Class B common stock or Class C common stock in connection with any merger, consolidation, share exchange, tender offer, reclassification or other reorganization pursuant to any employment, consulting, severance or other arrangement shall not be deemed to be “consideration” that is included in the determination of “Equivalent Consideration”. As defined in our restated certificate of incorporation, the term “Control Transaction” means any merger, consolidation, share exchange, tender offer, reclassification or other reorganization to which we are a party in which the holders of our common stock immediately prior to consummation of such transaction continue to hold at least a majority of the equity or voting power in us (or any surviving entity or any direct or indirect parent of the surviving entity) immediately after consummation of such transaction.

Other Rights

      Our stockholders have no preemptive or other rights to subscribe for additional shares. All holders of common stock, regardless of class, are entitled to share equally on a share-for-share basis in any assets available for distribution to common stockholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and nonassessable.

Registration Rights

      Certain of our stockholders as of the completion of this offering have certain registration rights with respect to our common stock. In addition, the lenders under DreamWorks Studios’ revolving credit facility, have registration rights with respect to the 10,714,286 shares of our Class A common stock pledged to them by DreamWorks Studios’ members. See “Related Party Agreements — Registration Rights Agreement.”

Preferred Stock

      Subject to the voting rights of the holders of Class B common stock described above, our board of directors is authorized to provide for the issuance of preferred stock in one or more series and to fix the designation, preferences, powers and relative, participating, optional and other rights, qualifications, limitations and restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption price and liquidation preference and to fix the number of shares to be included in any such series. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such shares of preferred stock may have class or series voting rights.

Corporate Opportunities

      Our restated certificate of incorporation provides for the allocation of certain corporate opportunities between us and DreamWorks Studios and certain of its affiliates. Specifically, none of DreamWorks Studios, Jeffrey Katzenberg, David Geffen or entities controlled by them (referred to as the “Founding Stockholders”) or any director, officer, member, partner, stockholder or employee of a Founding Stockholder (each a “Specified Party”) has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as we do. In the event that any Founding Stockholder or Specified Party acquires knowledge of a potential transaction or matter that may be a corporate opportunity for any Founding Stockholder or Specified Party, as applicable, and us, none of the Founding Stockholders or Specified Parties has any duty to communicate or offer such corporate opportunity to us, and any Founding Stockholder or Specified Party will be entitled to pursue or acquire such corporate opportunity for itself or to direct such corporate opportunity to another person or entity and we will have no right in or to such corporate opportunity or to any income or proceeds derived therefrom.

      In the event that one of our directors, officers or employees who is also a Founding Stockholder or a Specified Party acquires knowledge of a potential transaction or matter which may be a corporate opportunity or otherwise is then exploiting any corporate opportunity, subject to the following paragraph, we will have no interest in such corporate opportunity and no expectancy that such corporate opportunity be offered to us, so that such Specified Party will have no duty to communicate or present such corporate opportunity to us, will have the right to hold such corporate opportunity for its own account or to recommend, sell, assign or transfer such corporate opportunity to persons other than us and will not breach any fiduciary duty to us by reason of the fact that such Specified Party pursues or acquires such corporate opportunity for itself, directs, sells, assigns or transfers such corporate opportunity to another person or does not communicate information regarding such corporate opportunity to us.

      Notwithstanding the foregoing, our restated certificate of incorporation provides that we do not renounce any interest or expectancy we may have in any corporate opportunity that is offered to any Founding Stockholder or Specified Party, if such opportunity is expressly offered to such Founding Stockholder or Specified Party solely in, and as a direct result of, his or her capacity as our director, officer or employee. Notwithstanding the foregoing, if our chief executive officer is a Specified Party by virtue of his relationship to DreamWorks Studios, then any corporate opportunity offered to him will be deemed to have been offered to him in his capacity as an officer of us (and shall belong to us) unless such offer clearly and expressly is presented to him solely in his capacity as an officer, employee, director or member of DreamWorks Studios.

Certain Anti-Takeover and Other Provisions of the Charter and By-laws and Delaware Law

      Provisions of our restated certificate of incorporation and by-laws could deter, delay or prevent a third-party from acquiring us, even if doing so would benefit our stockholders.

Stockholder Meetings

      Our restated certificate of incorporation and by-laws provide that until such time as the outstanding shares of Class B common stock cease to represent a majority of the combined voting power of the voting stock, special meetings of the stockholders may be called only upon the written request of a record holder of

Class B common stock or holders of not less than a majority of the combined voting power of the voting stock, upon the request of a majority of the board or upon the request of the chief executive officer. Effective on and after such time as the outstanding shares of Class B common stock cease to represent a majority of the combined voting power of the voting stock, special meetings of the stockholders may be called only upon the request of a majority of the board or upon the written request of a record holder of Class B common stock. The holder of the Class C common stock may call a special meeting solely for the purpose of filling any vacancy of the office of the Class C director, and such meeting will not be subject to the advance notice requirements of our by-laws.

Requirements for Advance Notice of Stockholder Nominations and Proposals

      Our by-laws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors. In order for any matter to be “properly brought” before a meeting, a stockholder must comply with requirements regarding advance notice and provide certain information to us. So long as the outstanding shares of Class B common stock represent 30% or more of the voting power of our outstanding common stock, nominations and stockholder proposals by record holders of Class B common stock, as such, will not be subject to the advance notice procedures of our by-laws. So long as Class C common stock is outstanding, nomination of the Class C Director by the record holder of the outstanding shares of Class C common stock will not be subject to the advance notice procedures of our by-laws.

Stockholder Action by Written Consent

      Our restated certificate of incorporation and by-laws provide that until such time as the outstanding shares of Class B common stock cease to represent a majority of the combined voting power of the voting stock, any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of our outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted. Effective on and after such time as the outstanding shares of Class B common stock cease to represent a majority of the combined voting power of the voting stock, subject to the rights of the holders of any series of preferred stock, any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing by such stockholders. Notwithstanding the foregoing, the record holder of the outstanding shares of Class C common stock may take any action required or permitted to elect or remove the Class C Director without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, are signed by the record holder of the outstanding shares of Class C common stock.

Amendment of Certificate of Incorporation and By-laws

      Our restated certificate of incorporation provides that, until such time as the outstanding shares of Class B common stock cease to represent a majority of the combined voting power of the voting stock, the affirmative vote of the holders of a majority of the combined voting power of the voting stock, voting together as a single class, will be required for stockholders to adopt, amend, alter or repeal any provision of the by-laws and on and after such time as the outstanding shares of Class B common stock cease to represent a majority of the combined voting power of the voting stock, the affirmative vote of the holders of 80% of the combined voting power of the voting stock, voting together as a single class, will be required for stockholders to adopt, amend, alter or repeal any provision of the by-laws.

      In addition, the provisions in our restated certificate of incorporation relating to amendment of the certificate of incorporation and by-laws, inapplicability to the Company of Delaware General Corporation Law Section 203, advance notice of director nominations, corporate opportunities, stockholder meetings and action by written consent may not be amended, altered, changed or repealed in any respect unless such amendment, alteration, change or repeal is approved by the affirmative vote of not less than 80% of the combined voting power of the voting stock.

Business Combinations under Delaware Law

      Our restated certificate of incorporation expressly states that we have elected not to be governed by Section 203 of the Delaware General Corporation Law, which prohibits a publicly held Delaware corporation from engaging in a “business combination”, as defined in clause (c)(3) of that section, with an “interested stockholder”, as defined in clause (c)(5) of that section, for a period of three years after the time the stockholder became an interested stockholder.

Limitation of Liability of Officers and Directors — Indemnification

      Our restated certificate of incorporation limits the liability of directors to the fullest extent permitted by the Delaware General Corporation Law. In addition, our by-laws provide that we will indemnify our directors and officers to the fullest extent permitted by that law and we may enter into individual indemnity agreements with such persons.

Trading

      Our Class A common stock will be listed on the New York Stock Exchange under the symbol “DWA”.

Transfer Agent and Registrar

      The transfer agent and registrar of our common stock is The Bank of New York.

SHARES ELIGIBLE FOR FUTURE SALE

      All of the shares of our Class A common stock sold in this offering, as well as the (i) 276,924 shares of our Class A common stock issued in connection with the merger of our wholly owned subsidiary with PDI and (ii) the 2,112,641 shares of our Class A common stock delivered to our and DreamWorks Studios’ employees and advisors in connection with the conversion of existing equity-based compensation awards of DreamWorks Studios and the grant of shares to our and DreamWorks Studios employees in connection with this offering will be freely tradable without restriction under the Securities Act of 1933, except for any shares that may be acquired by an “affiliate” of DreamWorks Animation SKG, Inc., as that term is defined in Rule 144 under the Securities Act. Persons who may be deemed to be affiliates generally include individuals or entities that control, are controlled by, or are under common control with, DreamWorks Animation SKG, Inc. and may include directors and officers of DreamWorks Animation SKG, Inc. as well as significant stockholders of DreamWorks Animation SKG, Inc.

      The shares of our Class A and Class B common stock held by DreamWorks Studios’ members and Holdco are “restricted securities” as defined in Rule 144, and may not be sold other than through registration under the Securities Act or under an exemption from registration, such as the one provided by Rule 144.

      Generally, Rule 144 provides that a person who has beneficially owned “restricted” shares for at least one year will be entitled to sell on the open market in brokers’ transactions, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of common stock; and

•	the average weekly trading volume of the common stock on the open market during the four calendar weeks preceding such sale.

      Sales under Rule 144 are also subject to post-sale notice requirements and the availability of current public information about the issuer.

      In the event that any person who is deemed to be our affiliate purchases shares of our common stock in this offering or acquires shares of our common stock pursuant to one of our employee benefit plans, the shares held by that person are required under Rule 144 to be sold in brokers’ transactions, subject to the volume limitations described above. Shares properly sold in reliance upon Rule 144 to persons who are not affiliates are thereafter freely tradable without restriction.

      We have agreed to effect up to two follow-on secondary offerings of our Class A common stock after this offering. Jeffrey Katzenberg and David Geffen (or entities controlled by them), acting together, or Paul Allen (or entities controlled by him) may select the timing of one follow-on secondary offering, which must occur during the period beginning six months after this offering and ending on May 31, 2006. Such follow-on offering must be of a sufficient size to cause the Holdco partners that elect to participate in the follow-on offering to receive a minimum of approximately $533 million of net cash proceeds from a combination of sales of secondary shares in this offering and sales of shares in the follow-on secondary offering (assuming participation by all Holdco partners in such offerings).

      If such follow-on offering has not occurred by May 31, 2006, then Paul Allen (or entities controlled by him) will have the ability to initiate a follow-on offering during the subsequent 18-month period (or 24-month period if Universal Studios triggers a follow-on offering as described below) beginning June 1, 2006. If such follow-on offering has not occurred by December 1, 2007 (or June 1, 2008 if Universal Studios triggers a follow-on offering as described below), then entities controlled by Jeffrey Katzenberg and David Geffen have the right to initiate a follow-on offering by December 31, 2007 (or June 30, 2008 if Universal Studios triggers a follow-on offering as described below). In addition, if a follow-on offering has not been consummated prior to December 1, 2006, then Universal Studios will have the right to initiate a follow-on offering of stock held by Holdco of a sufficient size to generate aggregate net proceeds of $75 million for Universal Studios, when combined with the net proceeds received by Universal Studios in this offering. See “Related Party Agreements — Formation Agreement and Holdco Arrangement.”

      Entities controlled by Steven Spielberg, Jeffrey Katzenberg and David Geffen have agreed to a lock-up period, meaning that they and their permitted transferees may not sell any of their shares without the prior consent of the underwriters of this offering for 365 days after the date of this prospectus. Holdco, and an entity controlled by Paul Allen and each other DreamWorks Studios member have agreed to a minimum 180 day lock-up period with the underwriters. In addition to these lock-up agreements, sales of our Class A common stock will also be restricted by lock-up agreements for a minimum of 180 days that we, our directors and executive officers have entered into with the underwriters. Certain of our other existing stockholders holding non-public shares are also restricted by lock-up agreements for a minimum of 180 days with respect to 50% of their share ownership (collectively, approximately 450,000 shares held by those stockholders will not restricted by lock-up agreements). Generally, our existing other stockholders (who collectively own approximately 1,400,000 shares, including options that are vested or will vest within 60 days) are not restricted by lock-up agreements. These lock-up agreements restrict us and these stockholders, subject to specified exceptions, from selling or otherwise disposing of any shares for a minimum period of 180 days after the date of this prospectus without the prior consent of the underwriters. In addition to the lock-up agreements described above, we and entities controlled by Paul Allen, Steven Spielberg, Jeffrey Katzenberg and David Geffen and the other Holdco partners (and their parent entities) have agreed to certain trading and hedging limitations until the final allocation of shares by Holdco to the Holdco partners. See “Related Party Agreements — Formation Agreement and Holdco Arrangement.”

      In addition, Holdco and members of DreamWorks Studios not participating in Holdco (other than Thomson) will pledge approximately 10,714,286 shares of our common stock as security for DreamWorks Studios’ obligations under its revolving credit agreement. Under certain circumstances, including an event of default by DreamWorks Studios under that revolving credit agreement, the lenders will be entitled to take possession of the pledged shares of common stock (after converting any pledged Class B common stock into Class A common stock) and sell them in the open market, subject to applicable bankruptcy, securities and other laws, as well as any applicable lock-up agreements.

      We have been advised by the underwriters that they may at their discretion waive the lock-up agreements; however, they have no current intention of releasing any shares subject to a lock-up agreement. The release of any lock-up would be considered on a case-by-case basis. In considering any request to release shares covered by a lock-up agreement, the representatives would consider, among other factors, the particular circumstances surrounding the request, including but not limited to the number of shares requested to be released, market conditions, the possible impact on the market for our Class A common stock, the trading price of our Class A common stock, historical trading volumes of our Class A common stock, the reasons for the request and whether the person seeking the release is one of our or DreamWorks Studios’ officers or directors, or is DreamWorks Animation SKG, Inc. or DreamWorks Studios. No agreement has been made between the representatives and us or any of our stockholders pursuant to which the representatives will waive the lock-up restrictions.

      Sales of substantial amounts of our common stock in the open market, or the availability of such shares for sale, could adversely affect the price of our common stock.

      All shares issued in this offering or to employees as described in the previous section, other than shares issued to affiliates, generally will be freely tradable.

MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES

FOR NON-UNITED STATES STOCKHOLDERS

      This is a general summary of material United States Federal income and estate tax considerations with respect to your acquisition, ownership and disposition of Class A common stock if you are a beneficial owner of shares other than:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation created or organized in, or under the laws of, the United States or any political subdivision of the United States;

•	an estate, the income of which is subject to United States Federal income taxation regardless of its source;

•	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust; or

•	a trust that existed on August 20, 1996, was treated as a United States person on August 19, 1996, and elected to be treated as a United States person.

      This summary does not address all of the United States Federal income and estate tax considerations that may be relevant to you in light of your particular circumstances or if you are a beneficial owner subject to special treatment under United States Federal income tax laws (such as a “controlled foreign corporation,” “passive foreign investment company,” “foreign personal holding company,” company that accumulates earnings to avoid United States Federal income tax, foreign tax-exempt organization, financial institution, broker or dealer in securities or former United States citizen or resident). This summary does not discuss any aspect of state, local or non-United States taxation. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (“Code”), Treasury regulations, judicial opinions, published positions of the United States Internal Revenue Service (“IRS”) and all other applicable authorities, all of which are subject to change, possibly with retroactive effect. This summary is not intended as tax advice.

      If a partnership holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisor.

      WE URGE PROSPECTIVE NON-UNITED STATES STOCKHOLDERS TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-UNITED STATES INCOME, ESTATE AND OTHER TAX CONSIDERATIONS OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF CLASS A COMMON STOCK.

Dividends

      In general, any distributions we make to you with respect to your shares of Class A common stock that constitute dividends for United States Federal income tax purposes will be subject to United States withholding tax at a rate of 30% of the gross amount, unless you are eligible for a reduced rate of withholding tax under an applicable income tax treaty and you provide proper certification of your eligibility for such reduced rate (usually on an IRS Form W-8BEN). A distribution will constitute a dividend for United States Federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under the Code. Any distribution not constituting a dividend will be treated first as reducing your basis in your shares of Class A common stock and, to the extent it exceeds your basis, as gain from the disposition of your shares of Class A common stock.

      Dividends we pay to you that are effectively connected with your conduct of a trade or business within the United States (and, if certain income tax treaties apply, are attributable to a United States permanent establishment maintained by you) generally will not be subject to United States withholding tax if you comply with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to

United States Federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to United States persons. If you are a corporation, effectively connected income may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty). Dividends that are effectively connected with your conduct of a trade or business but that under an applicable income tax treaty are not attributable to a United States permanent establishment maintained by you may be eligible for a reduced rate of United States withholding tax under such treaty, provided you comply with certification and disclosure requirements necessary to obtain treaty benefits.

Sale or Other Disposition of Class A Common Stock

      You generally will not be subject to United States Federal income tax on any gain realized upon the sale or other disposition of your shares of Class A common stock unless:

•	the gain is effectively connected with your conduct of a trade or business within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment you maintain);

•	you are an individual, you hold your shares of Class A common stock as capital assets, you are present in the United States for 183 days or more in the taxable year of disposition and you meet other conditions, and you are not eligible for relief under an applicable income tax treaty; or

•	we are or have been a “United States real property holding corporation” for United States Federal income tax purposes (which we believe we are not and have never been, and do not anticipate we will become) and you hold or have held, directly or indirectly, at any time within the shorter of the five-year period preceding disposition or your holding period for your shares of Class A common stock, more than 5% of our Class A common stock.

      Gain that is effectively connected with your conduct of a trade or business within the United States generally will be subject to United States Federal income tax, net of certain deductions, at the same rates applicable to United States persons. If you are a corporation, the branch profits tax also may apply to such effectively connected gain. If the gain from the sale or disposition of your shares is effectively connected with your conduct of a trade or business in the United States but under an applicable income tax treaty is not attributable to a permanent establishment you maintain in the United States, your gain may be exempt from United States tax under the treaty. If you are described in the second bullet point above, you generally will be subject to United States Federal income tax at a rate of 30% on the gain realized, although the gain may be offset by some United States source capital losses realized during the same taxable year.

Information Reporting and Backup Withholding

      We must report annually to the IRS the amount of dividends or other distributions we pay to you on your shares of Class A common stock and the amount of tax we withhold on these distributions regardless of whether withholding is required. The IRS may make copies of the information returns reporting those dividends and amounts withheld available to the tax authorities in the country in which you reside pursuant to the provisions of an applicable income tax treaty or exchange of information treaty.

      The United States imposes a backup withholding tax on dividends and certain other types of payments to United States persons. You will not be subject to backup withholding tax on dividends you receive on your shares of Class A common stock if you provide proper certification (usually on an IRS Form W-8BEN) of your status as a non-United States person or you are a corporation or one of several types of entities and organizations that qualify for exemption (an “exempt recipient”).

      Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale of your shares of Class A common stock outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if you sell your shares of Class A common stock through a United States broker or the United States office of a foreign broker, the broker will be required to report the amount of proceeds paid to you to the IRS and also backup withhold on that amount unless you provide appropriate certification (usually on an IRS

Form W-8BEN) to the broker of your status as a non-United States person or you are an exempt recipient. Information reporting (and backup withholding if the appropriate certification is not provided) also apply if you sell your shares of Class A common stock through a foreign broker deriving more than a specified percentage of its income from United States sources or having certain other connections to the United States.

      Any amounts withheld with respect to your shares of Class A common stock under the backup withholding rules will be refunded to you or credited against your United States Federal income tax liability, if any, by the IRS if the required information is furnished in a timely manner.

Estate Tax

      Class A common stock owned or treated as owned by an individual who is not a citizen or resident (as defined for United States Federal estate tax purposes) of the United States at the time of his or her death will be included in the individual’s gross estate for United States Federal estate tax purposes and therefore may be subject to United States Federal estate tax unless an applicable estate tax treaty provides otherwise. Recently enacted legislation reduces the maximum Federal estate tax rate over an 8-year period beginning in 2002 and eliminates the tax for estates of decedents dying after December 31, 2009. In the absence of renewal legislation, these amendments will expire and the Federal estate tax provisions in effect immediately prior to 2002 will be restored for estates of decedents dying after December 31, 2010.

UNDERWRITING

      We, the selling stockholders and the underwriters named below will enter into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter will severally agree to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and J.P. Morgan Securities Inc. are the joint book-running managers for this offering and the representatives of the underwriters.

Underwriters	Number of Shares

Goldman, Sachs & Co.	11,549,250
J.P. Morgan Securities Inc.	11,549,250
Banc of America Securities LLC	1,392,000
Bear, Stearns & Co. Inc.	1,392,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	1,392,000
HSBC Securities (USA) Inc.	681,500
SG Cowen & Co., LLC	681,500
Allen & Company LLC	116,000
ING Financial Markets LLC	116,000
Muriel Siebert & Co., Inc.	43,500
Ramirez & Co., Inc.	43,500
Utendahl Capital Group, LLC	43,500

Total	29,000,000

      The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

      If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 4,350,000 shares from the selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

      The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. The amounts in the selling stockholders table are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares from the selling stockholders.

Paid by Us

	No Exercise	Full Exercise

Per Share	$1.61	$1.61
Total	$40,250,000	$40,250,000

Paid by the Selling Stockholders

	No Exercise	Full Exercise

Per Share	$1.61	$1.61
Total	$6,440,000	$13,443,500

      Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.966 per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $0.100 per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

      The selling stockholders are “underwriters” within the meaning of the Securities Act of 1933 and may be subject to certain statutory liabilities of the Securities Act and the Securities Exchange Act of 1934.

      Entities controlled by (or estate planning vehicles of) Steven Spielberg, Jeffrey Katzenberg and David Geffen have agreed to a lock-up period of 365 days after the date of this prospectus with the underwriters. Each of DreamWorks Studios, certain of its members, Holdco and an entity controlled by Paul Allen have agreed to a minimum 180 day lock-up period with the underwriters. In addition to these lock-up agreements, sales of our Class A common stock will also be restricted by lock-up agreements for a minimum of 180 days that we, our directors and executive officers and certain of our employees will enter into with the underwriters. These lock-up agreements restrict us, our stockholders and our directors and executive officers, subject to specified exceptions, including the exceptions described below, from offering, selling, contracting to sell, pledging, hedging or otherwise disposing of, directly or indirectly, or filing with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclosing the intention to make any offer, sale, pledge, disposition or filing, for the applicable number of days after the date of this prospectus without the prior written consent of Goldman, Sachs & Co. and J.P. Morgan Securities Inc.

      The 180-day or 365-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the relevant period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the relevant period, we announce that we will release earnings results during the 16-day period beginning on the last day of the relevant period, in which case the relevant restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event. In no event will the extended lock-up period extend beyond June 1, 2005 for those subject to the 180-day lock-up period. The lock-ups will contain an exception for a follow-on secondary offering by Holdco and the Holdco partners that permits filing of a registration statement on or after March 15, 2005 and, upon our election, allows a follow-on secondary offering to occur on or after April 25, 2005, notwithstanding any extension of the 180-day lock-up period.

      The underwriters have reserved for sale at the initial public offering price up to 1,000,000 shares of the common stock for employees and directors who have expressed an interest in purchasing common stock in the offering. The maximum number of shares that a participant may purchase in the reserved share program is limited to the participant’s pro rata allocation of the 1,000,000 shares based on the number of shares for which the participant subscribed. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

      Any persons that choose to participate in the reserved share program will agree with DreamWorks Animation that, until April 25, 2005, they will not, unless permitted by DreamWorks Animation to do so, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares they purchase through the program.

      Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us, the selling stockholders and the representatives. Among the factors considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, were our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

      Our Class A common stock will be listed on the New York Stock Exchange under the symbol “DWA”.

      In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

      The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

      Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

      A prospectus in electronic format will be made available on the website maintained by one of more of the lead managers of this offering and may also be made available on website maintained by other underwriters. The lead managers may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations.

      Each underwriter will represent, warrant and agree that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended); (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

      The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

      The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

      This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the shares to the public in Singapore.

      Each underwriter has acknowledged and agreed that the securities have not been registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (1) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (ii) in compliance with any other applicable requirements of Japanese law. As part of the offering, the underwriters may offer securities in Japan to a list of 49 offerees in accordance with the above provisions.

      The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

      We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $35,000,000 (which includes fees and expenses related to our separation from DreamWorks Studios).

      We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

      Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us and our affiliates, for which they received or will receive customary fees and expenses. We separately engaged Goldman, Sachs & Co. and J.P. Morgan Securities Inc. to provide financial advisory services in connection with our separation from DreamWorks Studios and related transactions, and each of them will receive an advisory fee from us upon consummation of the offering in connection therewith. In addition, Bear, Stearns & Co. Inc. was separately engaged by entities controlled by Paul Allen to provide them financial advisory services in connection with our separation from DreamWorks Studios and related transactions, and Bear, Stearns & Co. Inc. will receive an advisory fee from those entities controlled by Paul Allen in connection therewith. J.P. Morgan Securities Inc. is an affiliate of Chemical Investments, Inc., which owns shares of DreamWorks Studios’ Class S stock. As a result of such ownership, in connection with our separation from DreamWorks Studios, Chemical Investments, Inc. received 1,310,934 shares of our Class A common stock. J.P. Morgan Securities Inc. and Banc of America Securities LLC are the proposed co-lead arrangers and joint bookrunners of the $200 million revolving credit facility we expect to enter into in connection with our separation from DreamWorks Studios. JPMorgan Chase Bank, an affiliate of J.P. Morgan Securities Inc., is the proposed administrative agent under our revolving credit facility. In addition, affiliates of certain of the other underwriters will be lenders under the revolving credit facility. J.P. Morgan Securities Inc. is also an affiliate of JPMorgan Chase Bank, which is the administrative agent and a lender under DreamWorks Studios’ senior credit facilities and J.P. Morgan Securities Inc. was the sole lead arranger and sole book runner of DreamWorks Studios’ senior credit facilities. A portion of the proceeds from this offering will be used to repay borrowings under DreamWorks Studios’ senior credit facilities that we will assume in connection with our separation from DreamWorks Studios. Because more than 10% of the net proceeds of this offering will be paid to affiliates of the underwriters, this offering is being conducted pursuant to Conduct Rule 2710(h) of the National Association of Securities Dealers, Inc. (“NASD”). That rule requires that the price at which shares of our common stock are to be distributed to the public can be no higher than that recommended by a “qualified independent underwriter,” as defined by the NASD. Goldman, Sachs & Co. has served in that capacity and performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this prospectus is a part. Goldman, Sachs & Co. has received $10,000 from us as compensation for such role.

      Four of the employees of DreamWorks Studios’ who will each receive 100 shares upon consummation of this offering in connection with the employee share grant described below are believed to be affiliated with certain of the underwriters.

EMPLOYEE GRANT SHARES PLAN OF DISTRIBUTION

      This prospectus is also being used in connection with the grant of 100 shares of our Class A common stock to each of our employees and to each employee of DreamWorks Studios. The total number of shares to be granted to those employees is approximately 170,000. We expect to grant these awards upon consummation of this offering. These shares do not form a part of the underwritten offering, but will be freely tradable by the employees receiving the shares.

LEGAL MATTERS

      The validity of our common stock offered hereby will be passed upon for us by Cravath, Swaine & Moore LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York. Each of Cravath, Swaine & Moore LLP and Simpson Thacher & Bartlett LLP acts as counsel to DreamWorks Studios from time to time in certain matters.

EXPERTS

      Ernst & Young LLP, independent registered public accounting firm, have audited our combined financial statements at December 31, 2002 and 2003, and for each of the three years in the period ended December 31, 2003, and have examined the pro forma adjustments to the combined financial statements for the year ended December 31, 2003, as set forth in their reports. We have included our combined financial statements and pro forma financial information in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

      Recently, Ernst & Young LLP, our independent auditor, informed us that certain of its affiliates had performed non-audit services for DreamWorks Studios which were not in accordance with the auditor independence standards of Regulation S-X and of the Public Company Accounting Oversight Board (the “PCAOB”). The non-audit services performed by Ernst & Young and reported to us are the following:

•	Commencing in 2000 and continuing through March 25, 2004, an affiliate of Ernst & Young in Mexico provided certain payroll-related services to DreamWorks Studios that consisted of the electronic payment of periodic payroll taxes and other salary-related expenditures for one of DreamWorks Studios’ employees, and commencing in the third quarter of 2002, included the monthly salary disbursement to that employee. Ernst & Young’s fees for these services were $495 per month. Total disbursements made by Ernst & Young’s affiliate in Mexico to or in respect of DreamWorks Studios’ employee were approximately $64,000 in 2001, $141,000 in 2002, $184,000 in 2003 and $24,000 for the quarter ended March 31, 2004.

•	In December 2001, Ernst & Young’s Toronto, Canada office assisted DreamWorks Studios in making special, one-time bonus payments to four of DreamWorks Studios employees in the amount of $70,000, as well as making the related tax payments to the Canadian taxing authorities of approximately $31,000. Ernst & Young’s services consisted of its receipt from DreamWorks Studios of funds for purposes of making bonus payments to DreamWorks Studios four employees mentioned above and one payment to the Canadian taxing authorities. Ernst & Young received fees from DreamWorks Studios for these services in an amount of approximately $1,400.

•	During 2001, an entity related to a partner of Ernst & Young in Milan, Italy provided payroll-related services similar to those described immediately above until Ernst & Young’s association with that entity formally ceased on December 31, 2001. Ernst & Young’s affiliate in Italy made tax disbursements of approximately $38,000 and received fees of approximately $1,200.

      The audit committee of our board of directors and Ernst & Young have separately considered the impact that these non-audit services may have had on Ernst & Young’s independence with respect to us. Both our audit committee and Ernst & Young have concluded that there has been no impairment of Ernst & Young’s independence. In making this determination, both our audit committee and Ernst & Young considered, among other things, the de minimis amount of fees and funds involved and the ministerial nature of the services provided.

      In October 2004, Ernst & Young issued its independence letter to our audit committee pursuant to Rule 3600T of the PCAOB, which adopts on an interim basis the Independence Standards Board’s Standard No. 1. That letter reported that Ernst & Young satisfies the auditor independence standards of Regulation S-X in connection with its audit opinion for the financial statements contained in this prospectus.

ADDITIONAL INFORMATION

      We have not previously been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. We filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form S-1 (the “Registration Statement”) under the Securities Act, with respect to the offer and sale of common stock pursuant to this prospectus. This prospectus, filed as a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto in accordance with the rules and regulations of the Commission and no reference is hereby made to such omitted information. Statements made in this prospectus concerning the contents of any contract, agreement or other document filed as an exhibit to the registration statement are summaries of the terms of such contracts, agreements or documents and are not necessarily complete. Reference is made to each such exhibit for a more complete description of the matters involved and such statements shall be deemed qualified in their entirety by such reference. The registration statement and the exhibits and schedules thereto filed with the Commission may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 5670 Wilshire Boulevard, 11th Floor, Los Angeles, CA 90036-3648. The Commission also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. For further information pertaining to the common stock offered by this prospectus and DreamWorks Animation SKG, Inc. reference is made to the registration statement.

      Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities and Exchange Act and will file periodic reports and other information with the Commission. These periodic reports and other information will be available for inspection and copying at the Commission’s public reference facilities and the web site of the Commission referred to above.

INDEX TO FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2
Combined Financial Statements:
Combined Balance Sheets as of December 31, 2002 and 2003 and June 30, 2004 (unaudited)	F-3
Combined Statements of Operations for the years ended December 31, 2001, 2002 and 2003 and the six months ended June 30, 2003 and 2004 (unaudited)	F-4
Combined Statements of Owner’s Equity (Deficiency) for the years ended December 31, 2001, 2002 and 2003 and the six months ended June 30, 2004 (unaudited)	F-5
Combined Statements of Cash Flows for the years ended December 31, 2001, 2002 and 2003 and the six months ended June 30, 2003 and 2004 (unaudited)	F-6
Notes to Combined Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DreamWorks L.L.C., owner of DreamWorks Animation

      We have audited the accompanying combined balance sheets of DreamWorks Animation (a division of DreamWorks L.L.C. as defined in Note 1) as of December 31, 2002 and 2003, and the related combined statements of operations, owner’s equity (deficiency), and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of DreamWorks Animation at December 31, 2002 and 2003, and the combined results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

      As more fully described in Note 1, the Company changed its method of accounting for film inventories as of January 1, 2001, its method of accounting for goodwill and intangible assets as of January 1, 2002, and its method of accounting for consolidation of variable interest entities as of December 31, 2003.

/s/ ERNST & YOUNG LLP

Los Angeles, California

July 9, 2004

DREAMWORKS ANIMATION

(A Division of DreamWorks L.L.C.)

COMBINED BALANCE SHEETS

	December 31,		June 30,

	2002	2003	2004

			(Unaudited)

	(In thousands)
ASSETS
Cash and cash equivalents	$3	$41	$10
Accounts receivable, net of allowance for doubtful accounts and reserve for returns	150,915	132,329	110,721
Receivables from employees	2,080	2,480	2,226
Film inventories	477,613	427,463	574,308
Property, plant, and equipment, net of accumulated depreciation and amortization	15,375	85,064	82,726
Deferred costs, net of amortization of $341, $838, and $1,091, respectively	1,986	1,641	1,389
Goodwill	26,462	26,462	26,462
Other assets	578	1,644	1,715

Total assets	$675,012	$677,124	$799,557

				Pro Forma
				June 30,

				2004

				(Unaudited)
LIABILITIES AND OWNER’S EQUITY (DEFICIENCY)
Liabilities
Accounts payable	$1,994	$1,615	$6,061	$6,061
Accrued liabilities	112,645	97,280	121,444	59,193
Advances and unearned revenue	65,197	89,009	123,958	111,799
Obligations under capital leases	4,375	3,732	3,369	3,369
Debt allocated by DreamWorks Studios	313,814	418,379	396,288	325,000
Other debt	—	76,612	86,736	268,136

Total liabilities	498,025	686,627	737,856	773,558
Commitments and contingencies
Non-controlling minority interest	—	2,941	2,941	2,941
Stockholders’ and owners’ equity
Owner’s equity (deficiency)	176,987	(12,444)	58,760	—
Class A common stock, par value $.01 per share, 350,000,000 shares authorized, 28,752,884 shares outstanding pro forma	—	—	—	29
Class B common stock, par value $.01 per share, 150,000,000 shares authorized, 51,384,082 shares outstanding pro forma	—	—	—	51
Class C common stock, par value $.01 per share, one share authorized and outstanding pro forma	—	—	—	—
Deferred compensation	—	—	—	(64,223)
Additional paid-in capital	—	—	—	67,490
Retained deficit	—	—	—	(44,820)

Total stockholders’ and owner’s equity (deficiency)	176,987	(12,444)	58,760	(41,473)

Total liabilities and owner’s equity (deficiency)	$675,012	$677,124	$799,557	$735,026

See accompanying notes.

DREAMWORKS ANIMATION

(A Division of DreamWorks L.L.C.)

COMBINED STATEMENTS OF OPERATIONS

				Six Months Ended
	Years Ended December 31,			June 30,

	2001	2002	2003	2003	2004

				(Unaudited)

	(In thousands)
Operating revenue	$661,144	$434,324	$300,986	$118,524	$341,118
Costs of revenue	509,090	391,214	438,959	194,704	198,215

Gross profit (loss)	152,054	43,110	(137,973)	(76,180)	142,903
Provision (benefit) for doubtful accounts	(136)	2,300	824	373	1,761
Selling, general and administrative expenses	49,540	32,622	28,498	14,769	17,274

Operating income (loss)	102,650	8,188	(167,295)	(91,322)	123,868
Interest expense, net of interest income	(812)	(3,940)	(12,360)	(7,483)	(6,789)
Other income (expense), net	(15,405)	(27,124)	(3,145)	(15,004)	4,127

Income (loss) before income taxes and cumulative effect of accounting changes	86,433	(22,876)	(182,800)	(113,809)	121,206
Provision for income taxes	(1,434)	(2,191)	(1,839)	(885)	(528)

Income (loss) before cumulative effect of accounting changes	84,999	(25,067)	(184,639)	(114,694)	120,678
Cumulative effect of accounting changes	(82,743)	—	(2,522)	—	—

Net income (loss)	$2,256	$(25,067)	$(187,161)	$(114,694)	$120,678

Unaudited pro forma combined statement of operations data (see Note 14):
Income (loss) before income taxes and cumulative effect of accounting changes	$86,433	$(22,876)	$(182,800)	$(113,809)	$121,206
Pro forma provision for income taxes	(35,931)	(2,191)	(1,839)	(885)	(44,180)

Income (loss) before cumulative effect of accounting changes	50,502	(25,067)	(184,639)	(114,694)	77,026
Cumulative effect of accounting changes, net of tax	(51,296)	—	(2,522)	—	—

Pro forma net income (loss)	$(794)	$(25,067)	$(187,161)	$(114,694)	$77,026

Unaudited pro forma net income (loss) per share data (see Note 14):
Basic net income (loss) per share:
Income (loss) before cumulative effect of accounting changes	$0.66	$(0.33)	$(2.41)	$(1.50)	$1.01
Cumulative effect of accounting changes	(0.67)	—	(0.03)	—	—

Net income (loss)	$(0.01)	$(0.33)	$(2.44)	$(1.50)	$1.01

Diluted net income (loss) per share:
Income (loss) before cumulative effect of accounting changes	$0.65	$(0.33)	$(2.41)	$(1.50)	$1.00
Cumulative effect of accounting changes	(0.66)	—	(0.03)	—	—

Net income (loss)	$(0.01)	$(0.33)	$(2.44)	$(1.50)	$1.00

Shares used in computing unaudited pro forma net income (loss) per share
Basic	76,636	76,636	76,636	76,636	76,636
Diluted	77,123	76,636	76,636	76,636	77,123

See accompanying notes.

DREAMWORKS ANIMATION

(A Division of DreamWorks L.L.C.)

COMBINED STATEMENTS OF OWNER’S EQUITY (DEFICIENCY)

(In thousands)

Owner’s equity at January 1, 2001	$483,117
Net transfers to DreamWorks Studios	(5,164)
Net income	2,256

Owner’s equity at December 31, 2001	480,209
Net transfers to DreamWorks Studios	(278,155)
Net loss	(25,067)

Owner’s equity at December 31, 2002	176,987
Net transfers to DreamWorks Studios	(2,270)
Net loss	(187,161)

Owner’s deficiency at December 31, 2003	(12,444)
Net transfers to DreamWorks Studios (unaudited)	(49,474)
Net income (unaudited)	120,678

Owner’s equity at June 30, 2004 (unaudited)	$58,760

See accompanying notes.

DREAMWORKS ANIMATION

(A Division of Dreamworks L.L.C.)

COMBINED STATEMENTS OF CASH FLOWS

	December 31,			June 30,

	2001	2002	2003	2003	2004

				(Unaudited)

	(In thousands)
Operating activities
Net income (loss)	$2,256	$(25,067)	$(187,161)	$(114,694)	$120,678
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Cumulative effect of accounting changes	82,743	—	2,522	—	—
Amortization and write off of film inventories	225,370	157,796	292,106	135,689	70,812
Compensation expense pursuant to Employee Equity Participation Plan	1,251	257	(2,255)	(2,253)	(1,282)
Depreciation and amortization	4,458	3,483	4,138	1,922	2,802
Revenues recorded against advances and unearned revenue	(37,074)	(37,046)	(53,249)	(15,138)	(15,411)
Provision (benefit) for doubtful accounts	(136)	2,300	824	373	1,761
Provision (benefit) for video returns	94,336	(14,597)	30,313	1,191	3,031
Change in operating assets and liabilities:
Accounts receivable	(261,084)	175,348	(12,551)	103,313	16,816
Receivables from employees	1,184	(720)	(400)	(127)	254
Film inventories	(236,301)	(191,202)	(241,956)	(114,582)	(217,657)
Other assets	1	(280)	(1,066)	81	(71)
Accounts payable and accrued expenses	51,030	(21,236)	(13,488)	(6,506)	29,892
Unearned revenue	7,039	(4,135)	13,783	2,184	1,696

Net cash provided by (used in) operating activities	(64,927)	44,901	(168,440)	(8,547)	13,321

Investing activities
Purchases of property, plant, and equipment	(4,663)	(5,267)	(3,108)	(740)	(211)

Net cash used in investing activities	(4,663)	(5,267)	(3,108)	(740)	(211)

Financing Activities
Transfers to DreamWorks Studios	(5,164)	(278,155)	(2,270)	(186,326)	(49,474)
Other debt	—	—	6,553	—	10,124
Increase (decrease) in debt allocated from DreamWorks Studios	62,462	145,353	104,565	182,518	(22,091)
Deferred debt costs	—	(2,327)	(152)	(152)	(1)
Payments on capital leases	(594)	(626)	(643)	(351)	(363)
Advances	13,557	95,289	63,533	13,596	48,664

Net cash provided by (used in) financing activities	70,261	(40,466)	171,586	9,285	(13,141)

Increase (decrease) in cash and cash equivalents	671	(832)	38	(2)	(31)
Cash and cash equivalents at beginning of period	164	835	3	3	41

Cash and cash equivalents at end of period	$835	$3	$41	$1	$10

See accompanying notes.

DREAMWORKS ANIMATION

(A Division of DreamWorks L.L.C.)

NOTES TO COMBINED FINANCIAL STATEMENTS

(Information for the six months ended June 30, 2003 and 2004 is unaudited)

1.	Organization and Summary of Significant Accounting Policies

Basis of Presentation and Business

      The combined financial statements of DreamWorks Animation (“DreamWorks Animation” or the “Company”) present the stand-alone financial position, results of operations, and cash flows of the animation businesses and activities of DreamWorks L.L.C. and its consolidated subsidiaries (“DreamWorks Studios” or the “Parent”). The businesses and activities of DreamWorks L.L.C.’s animation business include the development, production and exploitation of animated films in the domestic and international theatrical, home video, television and other markets, as well the activities of its consumer products division. DreamWorks Studios is a limited liability company engaged primarily in the businesses of development, production and distribution of live action and animated feature films. The combined financial statements of the Company reflect all adjustments, including allocations of costs incurred by DreamWorks Studios, necessary for a fair presentation of the operations of the Company. (See Note 2).

Interim Financial Data

      The unaudited combined financial statements of the Company for the six months ended June 30, 2003 and 2004 have been prepared on the same basis as the audited combined financial statements and, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary to state fairly the financial information set forth therein, in accordance with U.S. generally accepted accounting principles.

      The results of operations for the six months ended June 30, 2004 are not necessarily indicative of the results to be expected for the full fiscal year.

Changes in Accounting Principles

      In June 2000, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position No. 00-2, “Accounting by Producers or Distributors of Films” (the “SOP”), which became effective for the Company on January 1, 2001. The SOP established new accounting standards for producers and distributors of films and television programming, including changes in revenue recognition and accounting for advertising, development, and overhead costs. In addition, the SOP provided that development costs for abandoned projects and certain indirect overhead costs should be charged directly to expense, instead of capitalized to film costs. Accordingly, the Company recorded a one-time cumulative adjustment in 2001, which reduced Film Inventories, Net Income and Owner’s Equity by approximately $83 million. As permitted by the SOP, the Company has presented unclassified combined balance sheets.

      The Company adopted Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“FAS”) No. 142, “Goodwill and Other Intangible Assets”, on January 1, 2002. Under FAS 142, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed annually for impairment, or more frequently if impairment indicators arise. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the amortization and impairment provisions of FAS 142 are effective upon adoption of FAS 142. Pursuant to FAS 142, goodwill must be assessed for impairment at least annually or upon an adverse change in operations that more-likely-than-not reduces the fair value of a reporting unit below its carrying value. Upon adoption of FAS 142, the Company had unamortized goodwill of $26.5 million and amortization ceased as of January 1, 2002. The impact of adopting the non-amortization provisions of FAS 142 was to reduce net loss by approximately $1.5 million for both of the years ended December 31, 2002 and 2003, and $0.7 million for both of the six months ended June 30, 2003 and 2004.

DREAMWORKS ANIMATION
(A Division of DreamWorks L.L.C.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Information for the six months ended June 30, 2003 and 2004 is unaudited)

      In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“Interpretation 46”). In November 2003, the FASB revised certain provisions of Interpretation 46. Interpretation 46 requires a variable interest entity (defined as a corporation, partnership, trust or any other legal structure used for business purposes that either does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities) to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns, or both. The consolidation requirements of Interpretation 46, as revised, apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements for older entities were effective on December 31, 2003. Upon adoption of Interpretation 46, the Company consolidated the special-purpose entity that acquired its Glendale animation campus in March 2002 (see Note 6). Such consolidation has resulted in an increase in property, plant and equipment of $70.2 million, net of accumulated depreciation, an increase in debt and a non-controlling minority interest of $70.1 million and $2.9 million, respectively, and a cumulative effect of a change in accounting principle of $2.5 million.

      After the separation of the Company from DreamWorks Studios, DreamWorks Studios is expected to have sufficient capitalization to sustain its on-going operations, and therefore the Company does not anticipate that DreamWorks Studios will be considered a variable interest entity pursuant to Interpretation 46.

Supplemental Cash Flow Information

      Cash paid for taxes for the years ended December 31, 2001, 2002 and 2003 was $1.4 million, $2.2 million and $1.8 million, respectively, and was $0.9 million and $0.5 million for the six months ended June 30, 2003 and 2004, respectively.

      In 2003, in connection with the adoption of Interpretation 46, the Company recorded property, plant and equipment, net of accumulated depreciation, of $70.2 million, other debt of $70.1 million, non-controlling minority interest of $2.9 million, and a cumulative effect of accounting change of $2.5 million.

Cash and Cash Equivalents and Concentration of Credit Risk

      Cash and cash equivalents consist of cash on deposit and high quality money market investments, principally commercial paper and commercial paper mutual funds, with maturities when purchased of three months or less.

      Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents consist of cash on deposit and high-quality money market investments, principally commercial paper and commercial paper mutual funds, with maturities when purchased of three months or less. The Company limits its exposure to credit loss by placing its cash and cash equivalents in short term investments with high-credit, quality financial institutions. Significant accounts receivable are due from Universal Studios, Inc. (“Universal”), the Company’s international theatrical distributor and worldwide home video fulfillment services provider. As of December 31, 2002 and 2003, and June 30, 2004, approximately 82%, 68% and 35%, respectively, of accounts receivable was due from Universal (See Note 3). Accounts receivable resulting from revenues earned in other markets are derived from sales to customers located principally in North America, Europe and Asia. The Company performs ongoing credit evaluations of its customers and generally does not require collateral.

DREAMWORKS ANIMATION
(A Division of DreamWorks L.L.C.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Information for the six months ended June 30, 2003 and 2004 is unaudited)

Financial Instruments

      The fair value of cash and cash equivalents, accounts receivable, accounts payable, and advances approximates carrying value due to the short-term maturity of such instruments. The fair value of interest rate swap and foreign exchange agreements is the estimated amount the Company would receive or pay to terminate the agreements, taking into account current interest or exchange rates and the current creditworthiness of the counterparties.

      DreamWorks Studios has entered into interest rate swap agreements to serve as a hedge against interest rate fluctuations associated with the Company’s payment obligations under its real estate lease agreement. (See Note 6). Accordingly, DreamWorks Studios has attributed interest rate swap agreements with a notional amount of $73 million to the Company. These interest rate swap agreements do not qualify for special hedge accounting and, as a result, changes in the fair value of such interest rate swap agreements has been reflected in Other Income (Expense) in the combined statements of operations.

      DreamWorks Animation has entered into loan agreements with two banks for financing of the production of a film (see Note 6). In connection with these agreements, the Company entered into foreign currency exchange transactions to limit the Company’s foreign exchange rate exposure associated with its purchase of British pounds to finance the film. These agreements do not qualify for special hedge accounting and, as a result, the fair value of such foreign currency exchange transactions has been included in Other Income (Expense) in the combined statements of operations.

      The accompanying combined financial statements also reflect the allocations of DreamWorks Studios’ indebtedness and the effects of DreamWorks Studios’ interest rate swap agreements as described in Note 6.

Inventories, Revenue and Costs

Inventories

      Film inventories are stated at the lower of cost or fair value. These inventories consist of development and production costs, including capitalized overhead and interest. The Company also maintains home video product in inventory, which primarily consists of digital videodiscs and videocassette tapes and are stated at the lower of cost or market.

Revenue

      The following are the conditions that must be met in order to recognize revenue in accordance with the SOP: (i) persuasive evidence of a sale or licensing arrangement with a customer exists; (ii) the film is complete and has been delivered or is available for immediate and unconditional delivery; (iii) the license period of the arrangement has begun and the customer can begin its exploitation, exhibition or sale; (iv) the arrangement fee is fixed or determinable and (v) collection of the arrangement fee is reasonably assured. Amounts received from customers prior to the availability date of the product are included in unearned revenue. Prior to the proposed initial public offering of the Company’s Class A common stock, the Company intends to enter into a Distribution Agreement with DreamWorks Studios (See Note 13). Prior to the effective date of the Distribution Agreement, revenue is recognized upon meeting the criteria for revenue recognition required by the SOP as follows:

      Theatrical: Revenue from the theatrical distribution of films is recognized as the films are exhibited in theaters.

      Pay Television and Free Television: Revenue from both pay and free television licensing agreements are recognized at the time the production is made available for exhibition in those markets.

DREAMWORKS ANIMATION
(A Division of DreamWorks L.L.C.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Information for the six months ended June 30, 2003 and 2004 is unaudited)

      Home Video: Revenue from the sale of home video units is recognized at the later of (i) when product is made available for retail sale or (ii) when video sales to customers are reported to the Company by third parties, such as fulfillment service providers or distributors. The Company follows the practice of providing for future returns of home video product at the time the products are sold. The Company calculates an estimate of future returns of product by analyzing a combination of historical returns, current economic trends, projections of consumer demand for our product and point-of-sale data available from certain retailers. Based on this information, a percentage of each sale is reserved provided that the customer has the right of return. Customers are currently given varying rights of return, from 15% up to 100%. However, although we allow various rights of return for our customers, we do not believe that these rights are critical in establishing return estimates, as other factors, such as our historical experience with similar types of sales, information we receive from retailers, and our assessment of the products appeal based on domestic box office success and other research, are more important in estimating returns. Generally, payment terms are within 90 days from the end of the month in which the product was shipped. Actual returns are charged against the reserve. Revenue associated with the licensing of home video product under revenue-sharing agreements is recorded as earned under the terms of the underlying agreements.

      Licensing and Merchandising: Revenue from licensing and merchandising is recognized when the associated films have been released and the criteria for revenue recognition have been met. In most instances, this generally results in the recognition of revenue in periods when royalties are reported by licenses or cash is received.

      Following the effective date of the Distribution Agreement, the Company will recognize revenue with respect to each film in accordance with the SOP, net of the recovery by DreamWorks Studios of (i) a distribution fee of 8.0% of revenue (without deduction for any distribution and marketing costs or third-party distribution and fulfillment services fees) and (ii) all of its distribution and marketing costs with respect to such films.

Costs

      Inventories are amortized and contingent compensation and residuals are accrued on an individual film basis in the proportion that current revenues bear to total remaining estimated lifetime revenues as required by the SOP.

      Distribution and marketing costs, including advertising and marketing are expensed as incurred. Theatrical print costs are expensed upon release of the film. During the years ended December 31, 2001, 2002 and 2003, and the six months ended June 30, 2003 and 2004, the Company included $275.0 million, $212.2 million, $142.0 million, $57.6 million and $118.3 million, respectively, of distribution and marketing costs in costs of revenue.

      Home video manufacturing costs are charged to costs of revenue at the time home video revenues are recognized.

      Following the effective date of the Distribution Agreement, the Company generally will no longer incur distribution and fulfillment services fees in the markets covered by the Distribution Agreement.

Property, Plant and Equipment

      Property, plant and equipment are stated at the lower of cost or fair value. Depreciation of property, plant and equipment is calculated using the straight-line method over the useful life of the asset, ranging from three to forty years. Leasehold improvements are amortized using the straight-line method over the life of the asset,

DREAMWORKS ANIMATION
(A Division of DreamWorks L.L.C.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Information for the six months ended June 30, 2003 and 2004 is unaudited)

not to exceed the length of the lease. Amortization of assets acquired under capital leases is included in depreciation expense.

Talent Commitments

      The Company enters into contracts with talent (primarily performers, writers and producers) for the development of new product. Advance payments made under such contracts, net of expected recoupments from productions, are amortized on a straight-line basis over the term of the commitment.

Income Taxes

      DreamWorks Studios paid no federal income taxes as an entity as the operations of DreamWorks Studios were included in the taxable income of its individual members. The tax expense in the accompanying combined statements of operations principally represent foreign withholding taxes and state franchise taxes. See Note 14 for pro forma income tax information reflecting the income tax provision that the Company would have recorded if the Company had been subject to federal taxation as a corporation and had filed separate tax returns for all periods presented. Income taxes are recorded based on the liability method, which requires recognition of deferred tax assets and liabilities based on differences between financial reporting and tax bases of assets and liabilities measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

Use of Estimates

      The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes, including estimates of ultimate revenues and ultimate costs of film and television product and estimates of product sales that will be returned and the amount of receivables that ultimately will be collected. Actual results could differ from those estimates.

Goodwill

      Goodwill of approximately $29.1 million, associated with DreamWorks Studios’ 2000 acquisition of a majority interest in Pacific Data Images, Inc. (“PDI”) has been allocated to the Company. At December 31, 2003, the Company has determined that there was no impairment of goodwill.

Deferred Costs

      Costs associated with negotiating the Company’s animation facility lease, which consist principally of legal costs and bank fees, are deferred and amortized to rent expense using the straight-line method over the life of the lease.

Stock-Based Compensation

      The Company follows the provisions of FAS 123, “Accounting for Stock-Based Compensation” (“FAS 123”). The provisions of FAS 123 allow companies to either expense the estimated fair value of equity awards or to continue to follow the intrinsic value method set forth in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). The Company has elected to continue to apply APB 25 in accounting for its preexisting stock options which were outstanding at the time of the acquisition of PDI. DreamWorks Studios uses stock appreciation rights (which allow all employees to share in the growth in value of DreamWorks Studios) as its principal stock-based compensation plan. The vested

DREAMWORKS ANIMATION
(A Division of DreamWorks L.L.C.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Information for the six months ended June 30, 2003 and 2004 is unaudited)

amount of these awards are recorded at their redemption value, and DreamWorks Studios has allocated to the Company the redemption liability and the associated compensation expense related to the Company’s employees. Compensation expense, determined using the accelerated expense attribution method under FASB Interpretation No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option Plans”, is adjusted to reflect changes in redemption value (See Note 8).

Impairment of Long-Lived Assets

      The Company records impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. In such cases, the amount of the impairment is determined based on the relative fair values of the impaired assets.

Recent Accounting Pronouncements

      In December 2002, the FASB issued FAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure” (“FAS 148”). FAS 148 amends FAS 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value method of accounting for stock-based employee compensation. In addition, FAS 148 amends the disclosure provisions of FAS 123 to require prominent disclosure of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported operating results, including per share amounts, in annual and interim financial statements. The disclosure provisions of FAS 148 were effective immediately upon issuance in 2002. As of December 31, 2003, the Company has no immediate plans to adopt the fair value method of accounting for stock-based employee compensation.

2.	Relationship to DreamWorks Studios

      During the periods covered by the combined financial statements, DreamWorks Studios provided all marketing and overhead services to the Company, including executive management, domestic theatrical marketing and distribution, oversight of international theatrical distribution and worldwide home video distribution, worldwide television sales, accounting and finance, legal, employee benefits, risk management and information technology. DreamWorks Studios has allocated such costs to the Company to reflect the amounts that DreamWorks Studios believes is a fair and reasonable allocation of its costs to provide these services to the Company. In general, these allocations have been calculated based on the percentage that the Company’s films, headcount, revenue or other criteria constitute of the total films, headcount, revenue or other criteria of DreamWorks Studios (including those of the Company). Certain of these costs that are significantly or exclusively related to the production of films are included in capitalized overhead in accordance with the SOP and are reported as Film Inventories in the accompanying combined balance sheets. All other allocations have been included in Selling, General and Administrative Expenses in the accompanying combined statements of operations. Costs, including capitalized costs, allocated from DreamWorks Studios for the years ended December 31, 2001, 2002 and 2003 are $40.2 million, $34.2 million and $34.6 million, respectively, and were $18.4 million and $19.0 million for the six months ended June 30, 2003 and 2004, respectively. DreamWorks Studios has provided all working capital required for the development, production, and marketing of films, as well as overhead, through centralized cash management. The net impact of DreamWorks Studios’ funding of the Company’s operations, after the allocation of its indebtedness (Note 6), have been reflected as a component of Owner’s Equity (Deficiency) in the accompanying combined financial statements.

DREAMWORKS ANIMATION
(A Division of DreamWorks L.L.C.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Information for the six months ended June 30, 2003 and 2004 is unaudited)

Allocations

      Worldwide Marketing and Distribution: Certain overhead expenses for the marketing and distribution of the Company’s films have been allocated to the Company by DreamWorks Studios. These costs include the salaries, fringe benefits, and operating expenses of the employees in DreamWorks Studios’ theatrical, home video, marketing and television sales/distribution departments. The allocation of the overhead associated with these functions has been based on several factors, including: (1) marketing costs incurred for the Company’s films as a percentage of marketing costs incurred for all DreamWorks Studios’ films; (2) the number of films the Company has released as a percentage of all DreamWorks Studios’ films released in a given year and (3) estimates of time spent on the Company’s releases as a percentage of time spent on all DreamWorks Studios’ releases.

      Executive Management: Executive management expense is comprised of the expenses relating to the principals and chief operating officers employed by DreamWorks Studios, including the costs associated with transportation provided by DreamWorks Studios to the Company’s executives. These costs have been allocated to the Company based on a combination of (1) revenue generated by the Company as a percentage of DreamWorks Studios consolidated revenue and (2) the Company’s headcount as a percentage of DreamWorks Studios consolidated headcount.

      Finance and Accounting: DreamWorks Studios has allocated accounting and finance services related costs, including the costs of financial systems, to the Company based on several factors, including: (1) revenue generated by the Company as a percentage of DreamWorks Studios consolidated revenue; (2) the Company’s headcount as a percentage of DreamWorks Studios total headcount and (3) estimates of time spent on the Company’s finance projects as a percentage of time spent on all DreamWorks Studios finance projects.

      Legal: Costs related to legal services, other than outside legal fees and film specific trademark related expenses, which have been directly charged to the Company, have been allocated to the Company based on actual time spent by DreamWorks Studios’ attorneys on matters related primarily to the Company or the Company’s films.

      Human Resources: DreamWorks Studios has allocated human resources costs, including management, benefits administration and employee relations to the Company based on the Company’s headcount as a percentage of the consolidated headcount of DreamWorks Studios. Other costs related to human resources, such as recruiting and relocation costs have been directly incurred by the Company.

      Occupancy and Facilities Management: The costs of facilities, facilities management and mail services have been allocated to the Company based on the square footage that the Company has occupied at of the Company’s Glendale animation campus and the Company’s Redwood City production facility as a percentage of total square footage of all DreamWorks Studios facilities.

      Insurance: Property insurance premiums have historically been allocated to the Company based on the Company’s insurable asset values as a proportion of DreamWorks Studios’ total insurable asset values. Asset values are representative of the asset’s fair market or replacement value as determined at the time of premium renewal. The insurance premiums for policies such as errors and omissions, directors and officers, travel, and excess liability, have been allocated to the Company based on (1) the Company’s headcount as a percentage of the consolidated headcount of DreamWorks Studios and (2) the number of films the Company has released as a percentage of all DreamWorks Studios’ films released in a given year.

      Information Technology: DreamWorks Studios has allocated to the Company the costs of network infrastructure and administrative desktop computer support. This allocation has been based on the Company’s headcount as a percentage of total DreamWorks Studios headcount, in each case excluding the headcount of

DREAMWORKS ANIMATION
(A Division of DreamWorks L.L.C.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Information for the six months ended June 30, 2003 and 2004 is unaudited)

the Company’s Redwood City facility, as the costs related to Redwood City have been directly incurred by the Company. For telecommunications, the Company has been allocated a fixed fee for every telephone user, which includes the costs of the equipment and related maintenance and support costs. The Company has also been charged for actual local and long distance usage.

      Other Allocations: The Company has been allocated certain other costs, including (1) costs to track, deliver and store various film and film related content (for example, film elements, photos and artwork); (2) costs to oversee dubbing of the Company’s films and (3) costs to oversee the placement of musical content in the Company’s films.

      DreamWorks Studios provides fringe benefits to the Company’s employees. DreamWorks Studios pays all costs of the employer provided benefits package, including health and 401(k) plans and employer payroll taxes, and allocates such costs to the Company based on a percentage of total salaries incurred by or allocated to the Company in relation to the total salaries incurred by DreamWorks Studios. Employee fringe expense allocated to the Company for the years ended December 31, 2001, 2002 and 2003 was $6.3 million, $7.6 million and $9.7 million, respectively, and $4.5 million and $5.3 million for the six-months ended June 30, 2003 and 2004, respectively, which were recorded as Selling, General and Administrative expenses.

      The Company leases its animation campus in Glendale, California (see Note 6). The Company incurs all costs related to the operation of the facility, and allocates occupancy costs to DreamWorks Studios. DreamWorks Studios was allocated occupancy expense of approximately $9.4 million, $8.9 million, and $9.0 million for the years ended December 31, 2001, 2002 and 2003, respectively, and $3.1 million and $3.6 million for the six-months ended June 30, 2003 and 2004, respectively. A portion of these costs has been reallocated to the Company through the departmental allocations discussed above.

3.	Distribution, Licensing and Other Operating Agreements

      In prior years, DreamWorks Studios entered into several agreements with Universal and its affiliates to provide international theatrical distribution and international and domestic home video fulfillment services. In 2001, DreamWorks Studios amended and extended its agreements with Universal (the “2001 Universal Agreement”). In accordance with the Universal Agreement, DreamWorks Studios received an advance against amounts due to DreamWorks Studios based on the projected net receipts, as defined, of pictures in release and pictures in production or pre-production (the “2001 Advance”). DreamWorks Studios is required to provide to Universal quarterly estimates of projected cash receipts, net of projected expenses, distribution and service fees, due to DreamWorks Studios from Universal in the markets where Universal provides distribution and fulfillment services (the “Pipeline Estimate”).

      The 2001 Advance is calculated as the lesser of $100 million or 87% of the Pipeline Estimate. At each of December 31, 2002, and 2003, and at June 30, 2004, the 2001 Advance was calculated to be $100 million. A portion of the 2001 Advance has been allocated to the Company based on the relative share of the Company’s net receipts included in the Pipeline Estimate. Accordingly, at December 31, 2002 and 2003 and June 30, 2004, $32.3 million, $12.8 million and $12.2 million, respectively, of the 2001 Advance has been allocated to the Company and is included in Advances and Unearned Revenue in the accompanying combined balance sheets.

      In October 2003, DreamWorks Studios entered into a new amended and restated agreement with Universal (the “2003 Universal Agreement”). The 2003 Universal Agreement extends the terms of the international theatrical distribution and international and domestic home video fulfillment services agreements until December 31, 2010, with an option for Universal to extend the term for an additional one or two years if certain performance thresholds are not met. Pursuant to the 2003 Universal Agreement, DreamWorks Studios

DREAMWORKS ANIMATION
(A Division of DreamWorks L.L.C.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Information for the six months ended June 30, 2003 and 2004 is unaudited)

retains responsibility for all direct distribution costs and Universal receives a fee for distribution and fulfillment services.

      Pursuant to the 2003 Universal Agreement, $50 million of the 2001 Advance was forgiven in May 2004 upon the change in ownership of Universal. The Company is amortizing its allocable share of the forgiveness of the advance over the remaining term of the 2003 Universal Agreement.

      Pursuant to the 2003 Universal Agreement, Universal agreed to pay to DreamWorks Studios an additional advance of $75 million (the “2003 Advance”), of which $37.5 million was received in December 2003 and $37.5 million was received in March 2004. The entire 2003 Advance is based on projected net receipts, as defined, of the Company’s animated features released subsequent to December 31, 2002. As a result, 100% of the 2003 Advance has been allocated to the Company and is included in Advances and Unearned Revenue in the accompanying combined balance sheets. The 2003 advance bears interest at a rate of 8.75% per annum.

      If future Pipeline Estimates fall below the levels required to maintain the maximum advance, the excess advance must be repaid within five business days. The advances are otherwise not recoupable or refundable until the earlier of a payment default or termination of the Universal Agreements.

      DreamWorks Studios has received advances from Home Box Office, Inc. (“HBO”) against license fees payable for future film product under an exclusive 10-year domestic pay television license agreement between HBO and DreamWorks Studios. Since the advances are identified for each film, the Company has been allocated the portion of the advances related to its animated features. During the years ended December 31, 2001, 2002, 2003, and in the six months ended June 30, 2004, the Company recognized as revenue $20 million, $10 million, $10 million and $10 million of such advances, respectively, in each case representing a portion of the license fee due from HBO upon availability of the underlying films. Unrecognized advances of $10 million were allocated to the Company at December 31, 2002. As of December 31, 2003 and June 30, 2004, there were no unrecognized advances from HBO. DreamWorks Studios and the Company are obligated to refund the advances if the advances exceed the license fees earned by the films in accordance with the HBO agreement.

4.	Film Inventories

      The following is an analysis of film inventories (in thousands):

	December 31,
			June 30,
	2002	2003	2004

			(Unaudited)
In development:
Animated feature films	$20,659	$31,633	$55,316
In production:
Animated feature films	318,918	299,213	253,264
Television series	—	10,414	21,421
In release, (net of amortization):
Animated feature films	138,036	86,203	244,307

Total film inventories	$477,613	$427,463	$574,308

DREAMWORKS ANIMATION
(A Division of DreamWorks L.L.C.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Information for the six months ended June 30, 2003 and 2004 is unaudited)

      The Company anticipates that 94% of completed and released film inventories as of December 31, 2003 will be amortized over the next three years. The Company further anticipates that 54% of “in release” inventory will be amortized during 2004.

      Interest capitalized to film inventories during the years ended December 31, 2002 and 2003 and the six months ended June 30, 2004 totaled $10.2 million, $6.9 million, and $3.7 million, respectively.

5.	Property, Plant and Equipment

      Property, plant and equipment are comprised of the following (in thousands):

	December 31,
			June 30,
	2002	2003	2004

			(Unaudited)
Leasehold improvements	$17,262	$19,158	$19,260
Furniture and equipment	7,002	7,934	8,022
Computer hardware and software	4,093	4,373	4,394
Equipment acquired under capital leases	6,982	6,982	6,982
Land and buildings	—	73,000	73,000

Total property, plant and equipment	35,339	111,447	111,658
Accumulated depreciation and amortization	(19,964)	(26,383)	(28,932)

Property, plant and equipment, net	$15,375	$85,064	$82,726

      For the years ended December 31, 2001, 2002, and 2003 and the six months ended June 30, 2003 and 2004 the Company recorded depreciation and amortization expense (other than film amortization) of $2.9 million, $3.1 million, $3.6 million, $0.3 million and $1.1 million, respectively. Accumulated depreciation and amortization includes depreciation of assets acquired under capital leases. On December 31, 2003, the Company adopted Interpretation 46, as revised, and has consolidated the special-purpose entity that acquired the Glendale animation campus, which increased property, plant and equipment as of December 31, 2003, and will increase non-film depreciation and amortization in the future (see Note 6).

6.	Debt

      DreamWorks Studios has allocated its debt and related interest to the Company based on the proportion of the Company’s capital invested in films in production as a percentage of total capital invested by DreamWorks Studios in all films in production. Management of the Company believes that this allocation best reflects the Company’s actual use of capital. For the years ended December 31, 2001, 2002 and 2003, interest allocated to the Company amounted to $17.4 million, $15.3 million and $20.5 million, respectively, and for the six months ended June 30, 2003 and 2004, interest allocated to the Company was $12.0 million and $10.4 million, respectively. Of these amounts, interest capitalized to Film Inventories in accordance with FAS 34 “Capitalization of Interest Cost”, totaled $16.8 million, $10.2 million and $6.9 million for the years ended December 31, 2001, 2002 and 2003, respectively, and $3.9 million and $3.7 million for the six months ended June 30, 2003 and 2004, respectively.

      DreamWorks Studios’ indebtedness is principally based on variable rates based on LIBOR, Eurodollar or commercial paper rates, plus a margin. Substantially all of the assets of the Company have been pledged as collateral to the lenders under the revolving credit facility of DreamWorks Studios, and its subsidiaries, including the Company, have guaranteed this facility. In addition, a portion of the Company’s assets held by

DREAMWORKS ANIMATION
(A Division of DreamWorks L.L.C.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Information for the six months ended June 30, 2003 and 2004 is unaudited)

DW Funding, L.L.C., a wholly owned subsidiary of DreamWorks Studios, have been pledged as collateral under its securitization documents. DreamWorks Studios’ existing credit facility places restrictions on its ability to sell assets or make distributions to its members, and such restrictions extend to the Company.

      DreamWorks Studios utilizes interest rate swap agreements to hedge the interest rate sensitivity of its indebtedness. These agreements do not qualify for special hedge accounting and, as a result, changes in the fair value of such agreements have been charged to operations. The impact of these agreements has been allocated to the Company in a manner similar to the allocation of debt. Accordingly, the net change in the fair value of these contracts has been charged to Other Income (Expense), and the allocated fair value of these contracts has been reflected in Accrued Liabilities. For the years ended December 31, 2001 and 2002 and for the six months ended June 30, 2003, the Company recorded other expense of $13.1 million, $20.8 million, and $7.5 million, respectively, and for the year ended December 31, 2003 and the six months ended June 30, 2004, recorded other income of $2.1 million and $12.2 million, respectively, related to the allocated changes in the fair value of these instruments.

      DreamWorks Studios has entered into interest rate swap agreements and has allocated to the Company agreements with aggregate notional principal amounts of $76.5 million for the year ended December 31, 2001, and $73.0 million for the years ended December 31, 2002 and 2003. These contracts are intended to serve as a hedge against the interest rate fluctuations associated with the Company’s animation campus indebtedness. Pursuant to these agreements, DreamWorks Studios paid and allocated to the Company fixed rates of interest ranging from 6.06% to 6.20% in 2002 and 2003 (weighted average of 6.16%) and received and allocated to the Company floating LIBOR-based rates of interest (weighted average of 2.14% at December 31, 2001, 1.51% at December 31, 2002 and 1.18% at December 31, 2003).

      At December 31, 2002 and 2003 and June 30, 2004, the Company estimates it would have been required to pay approximately $33.9 million, $31.8 million and $20.4 million, respectively, to terminate the all the aforementioned swap agreements. These amounts have been recorded in Accrued Liabilities in the accompanying combined financial statements.

      In May 1996, DreamWorks Animation entered into an agreement with a financial institution for the construction of an animation campus in Glendale, California, and the subsequent lease of the facility upon its completion in early 1998. The lease on the property, which was acquired and financed by the financial institution for $76.5 million, qualified as an operating lease for the Company. In March 2002, the Company renegotiated the lease through the creation of a special-purpose entity that acquired the property from the financial institution for $73.0 million and the special-purpose entity leased the facility to the Company for a five-year term. This transaction was structured to qualify as an operating lease and obligated the Company to provide a residual value guarantee of approximately $61 million. The entire amount of the obligation, $70.1 million at June 30, 2004, is due and is payable in March 2007. In connection with the adoption of Interpretation 46, the special-purpose entity has been consolidated by the Company as of December 31, 2003 (see Note 5).

      In October 2003, the Company entered into an agreement to acquire an animated film currently in production. Pursuant to the acquisition agreement, the Company will pay approximately $45.0 million to acquire substantially all distribution rights to the film. In connection with the acquisition, DreamWorks Studios entered into loan agreements for the financing of the production costs of up to approximately $28.7 million. Of this amount, $6.6 million and $16.7 million had been incurred as of December 31, 2003 and June 30, 2004, respectively. This obligation is included in Other Debt and Film Inventories in the accompanying combined balance sheets. The Company has entered into certain foreign exchange transactions intended to hedge the fluctuations of foreign currency payments related to the acquisition of this film. Pursuant to these transactions, the Company is obligated to purchase up to 16.7 million British pounds at an

DREAMWORKS ANIMATION
(A Division of DreamWorks L.L.C.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Information for the six months ended June 30, 2003 and 2004 is unaudited)

exchange rate specified in the transaction documents. At December 31, 2003 and June 30, 2004, the banks would be required to pay the Company approximately $1.2 million and $0.5 million, respectively, to terminate the foreign currency agreements. These amounts have been recorded in Other Assets in the accompanying combined financial statements.

7.	Commitments and Contingencies

      In addition to the lease expense related to the Glendale animation campus (until its consolidation on December 31, 2003), the Company is allocated lease expense by DreamWorks Studios for certain non-cancelable office space and equipment operating leases. Certain of these office leases contain escalations in the monthly rental amounts. DreamWorks Studios has also entered into several operating leases for furniture, computers and production equipment with terms ranging from three to five years. These leases also provide for certain termination and purchase options. For the years ended December 31, 2001, 2002 and 2003, and the six months ended June 30, 2003 and 2004, the Company incurred lease expense, including that allocated by DreamWorks Studios, of approximately $13.6 million, $9.8 million, $11.6 million, $6.0 million, and $4.6 million, respectively.

      In December 1997, DreamWorks Studios entered into a capital lease with Pacific Enterprises for the energy management assets associated with the Company’s Glendale animation campus. This capital lease has been attributed to the Company, and, accordingly, the Company has reflected an asset of approximately $7.0 million. As of December 31, 2003, $3.7 million of the related capital lease obligation remains outstanding. Payments of obligations under the capital lease totaled approximately $0.6 million in each of the years ended December 31, 2001, 2002 and 2003 and $0.4 million in each of the six months ended June 30, 2003 and 2004.

      Future minimum lease payments of all leases are as follows (in thousands):

	Operating	Capital

2004	$8,753	$1,080
2005	9,869	996
2006	8,386	996
2007	4,020	996
2008	2,050	332
Thereafter	15,144	—

Subtotal	48,222	4,400
Less amount representing interest	—	(668)

Total	$48,222	$3,732

      The Company estimates that during the year ending December 31, 2004, it will pay approximately $7.5 million of its accrued contingent compensation and residual costs as of December 31, 2003.

      The Company also has a purchase commitment related to the acquisition of a film as described in Note 6.

      From time to time, DreamWorks Studios is involved in various claims, legal proceedings and complaints arising in the ordinary course of business. The Company does not believe that adverse decisions in any pending or threatened proceedings, or any amount which the Company might be required to pay by reason thereof, would have a material adverse effect on the financial condition or operating results of the Company.

DREAMWORKS ANIMATION
(A Division of DreamWorks L.L.C.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Information for the six months ended June 30, 2003 and 2004 is unaudited)

8.	Employee Benefit Plans

401(k) Plans

      The Company participates in DreamWorks Studio’s defined contribution retirement plan (the “Plan”) under provisions of Section 401(k) of the Internal Revenue Code (“IRC”). Substantially all employees not covered by collective bargaining agreements are eligible to participate in the Plan. The maximum contribution for the employer match is equal to 50% of the employees’ contribution, up to 4% of their compensation, as limited by Sec. 415 of the IRC. The costs of the employer match, as well as all costs of administering the Plan are included in DreamWorks Studios fringe benefit allocation to the Company.

Employee Equity Participation Plan

      The Company participates in DreamWorks Studios’ Employee Equity Participation Plan (the “Equity Plan”). DreamWorks Studios may grant to employees or consultants either actual or phantom shares of Class E stock (the “Shares”) or alternative Class E stock (the “Alternative Shares”), with the aggregate outstanding Shares or Alternative Shares not to exceed 10% of the equity of DreamWorks Studios. Most of the Shares or Alternative Shares granted vest ratably over seven years and the employees become fully vested in their Shares or Alternative Shares on the seventh anniversary date of the granting of such Shares or Alternative Shares. The employees and consultants may redeem the Shares or Alternative Shares for cash or subordinated debt of DreamWorks Studios, at a predetermined interest rate, at the greater of a percentage of fair market value or the stipulated minimums provided in the Equity Plan, after a three-year blackout period, provided that DreamWorks Studios achieves certain defined operating performance thresholds. If these thresholds are not achieved, the redemption price will be based on a percentage of fair market value only.

      For the years ended December 31, 2001 and 2002, compensation expense attributable to the Company’s employees pursuant to the Equity Plan of $1.3 million and $0.3 million, respectively, was allocated to the Company. During the years ended December 31, 2002 and 2003, DreamWorks Studios determined that the fair market value of the Shares and Alternative Shares had decreased from the previously determined fair market value. Accordingly, for the year ended December 31, 2002, the amount of recorded compensation expense was reduced to reflect the reduction in fair value as of December 31, 2002. For the year ended December 31, 2003, the Company reversed previously recorded compensation expense related to the Equity Plan aggregating $2.3 million to reflect the reduction in fair value as of December 31, 2003. As of December 31, 2002 and 2003 and June 30, 2004, deferred compensation liabilities associated with the Equity Plan of $8.7 million, $6.4 million and $5.1 million, respectively, were allocated to the Company.

      In connection with the acquisition of PDI in 2000, the Company inherited a stock option plan that was previously established by PDI. As of June 30, 2004, there were approximately 2.5 million stock options outstanding under this plan, for the purchase of approximately 18% of the outstanding stock of PDI, substantially all of which were vested. There have been no additional grants or exercises of stock options since the acquisition of PDI in 2000.

9.	Related Party Transactions

      The Company has made loans to certain of its executives and employees pursuant to various notes receivable arrangements. These arrangements require interest to be paid at rates ranging from 0% to 5.88%. Payments are due under terms ranging from 1 to 10 years. Amounts due at December 31, 2002 and 2003 and June 30, 2004 are reflected in Receivables from Employees in the accompanying combined balance sheets. Interest income associated with these notes receivable for the years ended December 31, 2001, 2002 and 2003 and for the six months ended June 30, 2003 and 2004 was not material.

DREAMWORKS ANIMATION
(A Division of DreamWorks L.L.C.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Information for the six months ended June 30, 2003 and 2004 is unaudited)

      The Company provides services to DreamWorks Studios related to the licensing of products based on DreamWorks Studios’ films and characters in such films. In the years ended December 31, 2001, 2002 and 2003 and the six months ended June 30, 2003 and 2004, revenues earned from licensing activities on behalf of DreamWorks Studios totaled $1.8 million, $0.7 million, $3.7 million, $2.3 million and $4.2 million, respectively.

10.	Significant Customer, Segment and Geographic Information

      In fiscal years 2001, 2002 and 2003 and in the first six months of 2004, Universal Studios represented 62%, 72%, 56% and 20%, respectively, of total revenue. For the first six months of 2004, Universal represented only 20% of our total revenue because we derived substantial revenue from Shrek 2 in the domestic theatrical market and Universal Studios does not distribute our films in that market.

      The Company operates in a single segment: the production and distribution of animated films. Revenues attributable to foreign countries were approximately $214.0 million, $199.1 million and $135.6 million for the years ended December 31, 2001, 2002 and 2003, respectively, and were approximately $60.8 million and $76.9 million, respectively, for the six months ended June 30, 2003 and 2004. Long-lived assets located in foreign countries were not material.

      Pursuant to the terms of the distribution agreements in place at DreamWorks Studios, whereby DreamWorks Studios has not been responsible for collecting foreign currency, there is a relatively short period between revenue recognition and cash payment. DreamWorks Studios generally has not used foreign currency swap transactions to hedge foreign currency exchange risks associated with these distribution agreements.

      The following is an analysis of the Company’s revenue by film:

				Six Months
	Year Ended			Ended June 30,

	2001	2002	2003	2003	2004

	(In thousands)
Shrek	$505,356	$225,579	$91,532	$23,389	$56,493
Spirit: Stallion of the Cimarron	—	153,234	67,282	51,379	12,700
Sinbad: Legend of the Seven Seas	—	—	78,915	—	20,859
Shrek 2	—	—	—	—	235,308
Other(1)	155,788	55,511	63,257	43,756	15,758

	$661,144	$434,324	$300,986	$118,524	$341,118

(1)	Primarily includes revenue from Antz, Prince of Egypt, The Road to El Dorado, Chicken Run and Joseph: King of Dreams.

DREAMWORKS ANIMATION
(A Division of DreamWorks L.L.C.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Information for the six months ended June 30, 2003 and 2004 is unaudited)

11.	Valuation and Qualifying Accounts and Reserves

      The following is a summary of the valuation and qualifying accounts included in the combined balance sheets for the years ended December 31, 2001, 2002, and 2003 and the three months ended June 30, 2004 (in thousands):

	Balance at	Charged to	Deductions (Actual
	Beginning	(Credited)	Returns and Bad	Balance at
	of Period	Operations	Debt Write-offs)	End of Period

2001
Reserve for returns	$47,296	$94,336	$(45,894)	$95,738
Allowance for doubtful accounts	788	(136)	(28)	624
2002
Reserve for returns	95,738	(14,597)	(40,356)	40,785
Allowance for doubtful accounts	624	2,300	(1,077)	1,847
2003
Reserve for returns	40,785	30,313	(41,024)	30,074
Allowance for doubtful accounts	1,847	824	(325)	2,346
June 30, 2004 (unaudited)
Reserve for returns	30,074	3,031	(14,384)	18,721
Allowance for doubtful accounts	2,346	1,761	(135)	3,972

      In 2001, the animated film, Shrek, was released in the home video market. At the time of release, the Company estimated a return reserve. In 2002, the actual sales of units at the retail level exceeded the Company’s estimates and, accordingly, the return reserve was reduced. The impact of this change in estimate was to increase operating revenue and net income in 2002 by approximately $42.3 million and $33.7 million, respectively.

      In 2003, the Company collected receivables from customers in bankruptcy which had been previously reserved.

12.	Accrued Liabilities

      Accrued liabilities consists of the following:

	December 31,
			June 30,
	2002	2003	2004

			(unaudited)
Fair value of derivative instruments	$33,913	$31,828	$20,359
Accrued distribution costs	48,642	31,654	63,420
Other accrued liabilities	30,090	33,798	37,665

	$112,645	$97,280	$121,444

13.	Subsequent Event (unaudited)

      In July 2004, DreamWorks Animation SKG, Inc. filed a registration statement with the Securities and Exchange Commission to issue shares of Class A common stock of DreamWorks Animation SKG, Inc. Upon

DREAMWORKS ANIMATION
(A Division of DreamWorks L.L.C.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Information for the six months ended June 30, 2003 and 2004 is unaudited)

consummation of the offering, the assets, liabilities and subsidiaries that comprise the Company will be contributed, by merger or otherwise, into DreamWorks Animation SKG, Inc.

      In connection with the Company’s separation from DreamWorks Studios, the Company expects to issue various equity awards to its employees and advisors as well as to employees of DreamWorks Studios as described below. The Company will issue fully vested shares to employees of DreamWorks Studios and the Company who had fully vested awards granted by DreamWorks Studios on an equivalent value basis. Outstanding unvested equity awards previously issued by DreamWorks Studios will be exchanged for equity awards granted by the Company with the same intrinsic value and remaining vesting terms. Awards to certain key employees of the Company will vest only in the event that certain performance criteria are met. The Company will also grant fully vested stock to certain employees and advisors of the Company and DreamWorks Studios upon the consummation of the offering, and expects to record a charge of approximately $20 million to its statement of operations immediately upon the grant of these awards to its employees and advisors. In addition to the compensation recorded for fully vested stock, the Company will record deferred compensation related to grants of unvested awards to its employees, including awards granted upon conversion of awards as described above, of approximately $64 million that will be amortized over a four to seven year period. The Company expects to account for its vested and unvested equity awards granted to employees of DreamWorks Studios as a dividend to DreamWorks Studios determined based upon the fair value of the awards at the date of grant.

      The Company has not yet completed its determination of the fair value of the equity awards it expects to grant upon the separation and the offering, in accordance with the disclosure provisions of FAS 123. The Company, however, has made preliminary estimates of the possible impact on the financial statements of adopting FAS 123, and anticipates that the annual compensation expense would likely range from $20 million to $30 million, annually. This estimate, however, is subject to modification upon the completion by the Company of its analysis.

      Changes to the Company’s underlying stock price or satisfaction of performance criteria could significantly impact compensation expense to be recognized in future periods. In addition, future grants of equity awards will result in additional compensation expense in future periods.

      In connection with our separation from DreamWorks Studios, the Company has entered into employment agreements with contractual cash salaries totaling $10.9 million over the next five years.

      In connection with the offering, the Company has entered into a distribution agreement with DreamWorks Studios (the “Distribution Agreement”). Pursuant to the Distribution Agreement, the Company has granted DreamWorks Studios the exclusive right to distribute throughout the world all of its animated feature films that it delivers to Dreamworks Studios through the later of (i) delivery of 12 animated feature films, beginning with Shark Tale, and (ii) December 31, 2010. DreamWorks Studios will be responsible for (1) the domestic and international theatrical exhibition of our films, (2) the domestic and international home video exhibition of our films and direct-to-video pictures, (3) the domestic and international television licensing of the films, including pay-per-view, pay television, network, basic cable and syndication, and (4) non-theatrical exhibition of the films, such as on airlines, in schools and in armed forces institutions. DreamWorks Studios has also granted Internet, radio (for promotional purposes only) and new media rights with respect to the films. The Company has retained all other rights to exploit the films, including the right to make sequels and commercial tie-in and promotional rights with respect to each film, as well as merchandising, interactive, literary publishing, music publishing, soundtrack, radio, legitimate stage and theme park rights.

DREAMWORKS ANIMATION
(A Division of DreamWorks L.L.C.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Information for the six months ended June 30, 2003 and 2004 is unaudited)

      Pursuant to the Distribution Agreement, DreamWorks Animation is responsible for all of the costs and developing and producing its animated feature films and for contingent compensation and residual payments. The Company is generally responsible for all out-of-pocket costs, charges and expenses incurred in the distribution (including prints and the manufacture of home video units), advertising, marketing, publicizing and promotion of the films, and has agreed to make expenditures consistent with historical levels with respect to its films. The Distribution Agreement also provides that DreamWorks Studios will be entitled to (1) retain a fee of 8.0% of revenue (without deduction for any distribution and marketing costs and third-party distribution and fulfillment services fees) and (2) recoup all of its distribution and marketing costs prior to the Company recognizing any revenue. In the event that the Distribution Agreement with DreamWorks Studios is terminated, the Company remains subject to the terms of the 2003 Universal Agreement, including the obligation to pay distribution fees and to pay distribution expenses as they are incurred. The Company will not have the right to terminate the 2003 Universal Agreement unless and until (i) DreamWorks Studios has repaid all amounts it owes to Universal Studios, including in respect of investments and advances, (ii) the Company has repaid all amounts owed to Universal Studios, and (iii) Universal Studios has received an aggregate of $75 million of net proceeds from the sale of shares of the Company’s common stock.

      In connection with the offering, we also expect that DreamWorks Studios will contribute to the Company its interests in Pacific Data Images, Inc. (“PDI”) and its subsidiary, Pacific Data Images LLC (“PDI LLC”). PDI is an approximately 92% owned subsidiary (as of August 25, 2004) of DreamWorks Studios. PDI’s sole asset is its 60% ownership interest in PDI LLC. The remaining 40% interest in PDI LLC is owned directly by DreamWorks Studios. As part of the contribution, DreamWorks Studios will contribute its 40% interest in PDI LLC to the Company in exchange for shares of Class A common stock of the Company. Following the contribution, PDI will merge with and into a newly formed subsidiary of the Company. Both DreamWorks Studios and the minority stockholders of PDI will receive shares of the Company’s Class A common stock pursuant to the merger. As a result of these transactions, PDI will become a wholly owned subsidiary of the Company and PDI LLC will become a wholly owned subsidiary of PDI. The number of shares of the Company’s Class A common stock that (i) DreamWorks Studios will receive in exchange for its contribution of its 40% interest in PDI LLC and (ii) DreamWorks Studios and the minority stockholders of PDI receive in the merger will be determined by dividing $6.50 by the initial public offering price per share of Class A common stock, without deduction for underwriters’ fees or discounts.

      The acquisition of the approximately 8% minority interest in PDI will be accounted for as a purchase of minority interest of PDI and, accordingly, the acquired assets and liabilities, including goodwill and other intangibles, pertaining to the acquired minority interest in PDI will be recorded at their estimated fair values.

14.	Pro Forma Information (unaudited)

     Pro Forma Income Taxes

      Upon the consummation of the transactions described in Note 13, the Company will be taxed at regular corporate rates. Deferred tax assets and liabilities will be recognized for the tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities will be measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A deferred tax asset valuation allowance will be recorded if it is more likely than not that all or a portion of the recorded deferred tax assets will not be realized.

DREAMWORKS ANIMATION
(A Division of DreamWorks L.L.C.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(Information for the six months ended June 30, 2003 and 2004 is unaudited)

      For informational purposes, the combined statements of operations include a pro forma adjustment for income taxes that would have been recorded if the Company had been incorporated historically, calculated in accordance with FAS No. 109, “Accounting for Income Taxes”.

      Significant components of the pro forma provision for (benefit from) income taxes on income (loss), before cumulative effect of accounting changes, are as follows (in thousands):

	Years Ended December 31,

	2001	2002	2003

Current:
Federal	$50,567	$(21,607)	$—
State and local	5,552	251	92
Foreign	1,419	1,940	1,747

Total current provision (benefit)	57,538	(19,416)	1,839
Deferred:
Federal	(21,607)	21,607	—
State and local	—	—	—

Total deferred provision (benefit)	(21,607)	21,607	—

Total income tax provision	$35,931	$2,191	$1,839

      The pro forma federal and state tax benefit for the years 2002 and 2003 is fully offset by valuation allowances arising in each of those years, since the resulting net operating loss carryforwards created would require a valuation allowance as the likelihood of their realization could not be established at such time.

Pro Forma Balance Sheet Data

      The pro forma balance sheet data as of June 30, 2004 presents the Company’s historical balance sheet adjusted for the pro forma effects of the Distribution Agreement as if it had become effective on June 30, 2004 and to give effect to the issuance of shares of Class A, B and C common stock and the assumption of debt in connection with the separation and the incurrence of debt under the Company’s new revolving credit facility.

Pro Forma Earnings per Share Data

      Pro forma basic per share amounts are calculated using the number of shares of common stock that will be outstanding immediately following the Company’s separation from DreamWorks Studios as if such shares were outstanding for all periods presented, excluding 3,501,007 shares which will be granted upon consummation of the offering. Unless the effects are anti-dilutive, pro forma diluted per share amounts are calculated using the number of shares of common stock that will be outstanding immediately following the Company’s separation from DreamWorks Studios as if such shares were outstanding for all periods presented, diluted by 486,944 shares of Class A common stock that will underlie the DreamWorks Studios equity-based compensation awards being converted into equity-based compensation awards of the Company upon the consummation of the offering. Equity awards totaling 3,501,007 shares being granted upon consummation of the public offering have been excluded.

29,000,000 Shares

Class A Common Stock

PROSPECTUS

October 27, 2004

Goldman, Sachs & Co.	JPMorgan

Banc of America Securities LLC	Bear, Stearns & Co. Inc.	Merrill Lynch & Co.

HSBC	SG Cowen & Co.

Allen & Company LLC	ING Financial Markets

Ramirez & Co., Inc.	Siebert Capital Markets	Utendahl Capital

          You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, common shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common shares.

          No action is being taken in any jurisdiction outside the United States to permit a public offering of the common shares or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

          Through and including November 21, 2004 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.